AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2009



                                                     REGISTRATION NO. 811-04001

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                         PRE-EFFECTIVE AMENDMENT NO.                        [_]



                        POST-EFFECTIVE AMENDMENT NO.                        [_]



                                       AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                               AMENDMENT NO. 138                            [X]



                      METROPOLITAN LIFE SEPARATE ACCOUNT E

                           (EXACT NAME OF REGISTRANT)

                       METROPOLITAN LIFE INSURANCE COMPANY

                               (NAME OF DEPOSITOR)


                 200 PARK AVENUE, NEW YORK, NEW YORK 10166
             (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)


                 DEPOSITOR'S TELEPHONE NUMBER: (212) 578-9414


                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                            James L. Lipscomb, Esq.
                  Executive Vice President and General Counsel
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                               New York, NY 10166


                                    COPY TO:

                             Stephen E. Roth, Esquire
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415


                      APPROXIMATE DATE OF PROPOSED FILING:

As soon as possible after the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts.

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

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                      METROPOLITAN LIFE INSURANCE COMPANY

                      SUPPLEMENT DATED NOVEMBER __, 2009
        TO THE PROSPECTUS DATED APRIL 30, 1999 AS ANNUALLY SUPPLEMENTED

1. COMBINATION OF THE SEPARATE ACCOUNTS

Effective November __, 2009, the Company combined The New England Variable Account (the "Former Separate Account") with and into Metropolitan Life Separate Account E (the "Separate Account"). The Separate Account was established on September 27, 1983 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

    . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

    . Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

    . The Eligible Funds available under your Contract have not changed as a result of the Combination.

    . Your Contract Value is allocated to the same Eligible Funds (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

    . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Eligible Funds and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-777-5897.

2. INVESTMENTS OF THE VARIABLE ACCOUNT

Each Eligible Fund has different investment objectives and risks. The Eligible Fund prospectuses contain more detailed information on each Eligible Fund's investment strategy, investment advisers and its fees. You may obtain an Eligible Fund prospectus by calling 1-800-777-5897 or through your registered representative. You should read the prospectuses for the Eligible Funds carefully. We do not guarantee the investment results of the Eligible Funds.

3. OTHER INFORMATION

    A. CONFORMITY WITH STATE AND FEDERAL LAWS

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

    B. METROPOLITAN LIFE INSURANCE COMPANY DESCRIPTION

In the "INVESTMENT PERFORMANCE INFORMATION" section of the prospectus, delete the last paragraph (regarding membership in the Insurance Marketplace Standards Association).

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                     METROPOLITAN LIFE SEPARATE ACCOUNT E

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS

                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                               NOVEMBER   , 2009

   This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated April 30, 1999 (as annually supplemented) and should be read in conjunction therewith. A copy of
the Prospectus dated April 30, 1999, the supplement dated November   , 2009,
and any previous supplements may be obtained by writing to New England Securities Corporation ("New England Securities"), 501 Boylston Street, Boston, Massachusetts 02116.



VA-207-0509

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         -----
  HISTORY...............................................................  II-3
  INVESTMENT ADVICE.....................................................  II-3
  DISTRIBUTION OF THE CONTRACTS.........................................  II-6
  CALCULATION OF PERFORMANCE DATA.......................................  II-7
  CALCULATION OF YIELDS.................................................  II-8
  NET INVESTMENT FACTOR.................................................  II-9
  ANNUITY PAYMENTS...................................................... II-10
  HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.................. II-11
  HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.................... II-12
  TAX STATUS OF THE CONTRACTS........................................... II-12
  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................... II-13
  LEGAL MATTERS......................................................... II-13
  FINANCIAL STATEMENTS FOR METROPOLITAN LIFE SEPARATE ACCOUNT E.........     1
  FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY..........    F1

                                    HISTORY

   Effective November__, 2009, Metropolitan Life Insurance Company (the "Company") combined the New England Variable Account (the "Former Separate Account") with and into Metropolitan Life Separate Account E a separate account of Metropolitan Life Insurance Company (the "Separate Account"). In connection with the combination of the Former Separate Account with and into the Separate Account, the assets of the Former Separate Account were transferred to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. The Separate Account was first established on September 27, 1983 and meets the definition of a separate account under the federal securities laws, and complies with the provisions of the Investment Company Act of 1940, as amended. The Contracts were not available until September, 1988. Sales of the Contracts have been discontinued. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company.

                               INVESTMENT ADVICE

   The Separate Account invests in the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"), the Met Investors Series Trust, and other, unaffiliated open-end management investment companies that serve as investment vehicles for variable life and variable annuity separate accounts. MetLife Advisers, LLC ("MetLife Advisers"), as the Adviser to the Metropolitan Fund, may, from time to time, replace the subadviser of a Portfolio with a new subadviser. A number of subadviser changes have been made with respect to the Portfolios in which the Separate Account invests.

   MetLife Advisers (formerly known as New England Investment Management, Inc. which was formerly known as TNE Advisers, Inc.) became the investment Adviser to the Portfolios of the Metropolitan Fund on May 1, 2001. Prior to May 1, 2001, Metropolitan Life Insurance Company was the investment Adviser for all Portfolios of the Metropolitan Fund. On May 1, 2009, MetLife Advisers became the investment adviser to the Portfolios of the Met Investors Series Trust.

   MetLife Advisers was also the investment Adviser to each of the Series of the New England Zenith Fund ("Zenith Fund") until May 1, 2003, the date on which each Series became a Portfolio of the Metropolitan Fund. MetLife Advisers had been the Adviser to all Series of the Zenith Fund since 1994, with the following exceptions: in the case of the Back Bay Advisors Money Market Series (formerly, the State Street Research Money Market Portfolio, currently, the BlackRock Money Market Portfolio), the Back Bay Advisors Bond Income Series (formerly, the State Street Research Bond Income Portfolio, currently, the BlackRock Bond Income Portfolio), the Westpeak Value Growth Series (formerly, the Westpeak Growth and Income Series, which was formerly the FI Structured Equity Portfolio, and is currently the FI Value Leaders Portfolio), the Loomis Sayles Small Cap Series (currently, the Loomis Sayles Small Cap Core Portfolio) and the Loomis Sayles Avanti Growth Series (currently, the Harris Oakmark Focused Value Portfolio), MetLife Advisers became the Adviser on May 1, 1995; in the case of the Capital Growth Series (currently, the Zenith Equity Portfolio), MetLife Advisers became the Adviser on May 1, 2001.

   Met Investors Advisory (formerly known as Met Investors Advisory Corp., which was formerly known as Security First Investment Management) became the Investment Adviser for the Portfolios of the Met Investors Series Trust on February 12, 2001. On May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers.

   The following is the subadviser history of the Metropolitan Fund Portfolios that, prior to May 1, 2003, were Series of the Zenith Fund:

   The subadviser to the FI Value Leaders Portfolio (formerly, the FI Structured Equity Portfolio, which was formerly the Westpeak Growth and Income Series, which was formerly the Westpeak Value Growth Series) was Westpeak Investment Advisors, L.P. until May 1, 2002, when Fidelity Management & Research Company became the subadviser. The subadviser to the BlackRock Money Market Portfolio (formerly, the State Street Research

Money Market Portfolio, which was formerly the Back Bay Advisors Money Market Series) and the BlackRock Bond Income Portfolio (formerly, the State Street Research Bond Income Portfolio, which was formerly the Back Bay Advisors Bond Income Series) was Back Bay Advisors, L.P. until July 1, 2001, when State Street Research & Management Company became the subadviser; BlackRock Advisors, Inc. became the subadviser on January 31, 2005; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. The subadviser to the MFS Total Return Portfolio (formerly, the Back Bay Advisors Managed Series) was Back Bay Advisors, L.P. until July 1, 2001 when Massachusetts Financial Services Company became the subadviser. The subadviser to the Met/Artisan Mid Cap Value Portfolio (formerly, the Harris Oakmark Focused Value Portfolio, which was formerly, the Harris Oakmark Mid Cap Value Series, which was formerly the Goldman Sachs Midcap Value Series, which was formerly the Loomis Sayles Avanti Growth Series) was Loomis, Sayles and Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the subadviser; Harris Associates L.P. became the subadviser on May 1, 2000; and Artisan Partners Limited Partnership became the subadviser on May 1, 2009. The subadviser to the Balanced Portfolio (which merged into the MFS Total Return Portfolio of the Metropolitan Fund on April 30, 2004, and was formerly the Loomis Sayles Balanced Series) was Loomis, Sayles and Company, L.P. until May 1, 2000, when Wellington Management Company, LLP became the subadviser. The subadviser to the Westpeak Stock Index Series (which was replaced by the MetLife Stock Index Portfolio Class A on April 27, 2001, and was formerly known as the Stock Index Series) was Back Bay Advisors L.P. until August 1, 1993, when Westpeak Investment Advisors, L.P. became the subadviser. The subadviser to the BlackRock Legacy Large Cap Growth Portfolio (formerly, the State Street Research Large Cap Growth Portfolio which was formerly the Alger Equity Growth Portfolio) was Fred Alger Management, Inc. until May 1, 2004 when State Street Research & Management Company became the subadviser; BlackRock Advisors, Inc. became the subadviser on January 31, 2005; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. Effective May 4, 2009, the FI Large Cap Portfolio merged with and into the BlackRock Legacy Large Cap Growth Portfolio.

   Prior to May 1, 2002, Capital Growth Management Limited Partnership was the subadviser to the Zenith Equity Portfolio. As of May 1, 2002, Capital Growth Management Limited Partnership ceased to be the subadviser to the Zenith Equity Portfolio and at that time, Zenith Equity Portfolio became a "fund of funds" that invests equally in three other Portfolios: the FI Value Leaders Portfolio and the Jennison Growth Portfolio of the Metropolitan Fund and the Pioneer Fund Portfolio of the Met Investors Series Fund, Inc. (On or about May 1, 2009, the Capital Guardian U.S. Equity Portfolio of the Metropolitan Fund merged with and into the Pioneer Fund Portfolio of the Met Investors Series Trust.) The subadvisers to these Portfolios are: Pyranis Global Advisors, LLC, Jennison Associates, LLC and Pioneer Investment Management, Inc., respectively.

   On April 30, 2004, the MFS Research Managers Portfolio merged with and into the MFS Investors Trust Portfolio of the Metropolitan Fund.

   On May 1, 2006, the MFS Investors Trust Portfolio of the Metropolitan Fund merged with and into the Legg Mason Value Equity Portfolio of the Met Investors Series Trust.

   On April 30, 2007, BlackRock Large Cap Portfolio (formerly, BlackRock Investment Trust Portfolio) of the Metropolitan Fund merged with and into BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

   The following is the subadviser history of the remaining Metropolitan Fund
Portfolios:

   MetLife Investment Advisors Company, LLC replaced Metropolitan Life Insurance Company as the subadviser to the Barclays Capital Aggregate Bond Index Portfolio (formerly, the Lehman Brothers(R) Aggregate Bond Index Portfolio), the MetLife Stock Index Portfolio, the MetLife Mid Cap Stock Index Portfolio, the Morgan Stanley EAFE(R) Index Portfolio and the Russell 2000(R) Index Portfolio on May 1, 2007; Metropolitan Life Insurance Company had been the subadviser to these Portfolios since May 1, 2001. The subadviser to the FI International Stock Portfolio (formerly, the Putnam International Stock Portfolio, which was formerly the Santander International Stock Portfolio) was Santander Global Advisors, Inc. until January 24, 2000, when Putnam Investment Management, LLC became the subadviser until December 16, 2003, when Fidelity Management & Research became the subadviser. The subadviser to the Morgan Stanley International Magnum Equity Series (which was replaced by the Putnam

International Stock Portfolio (currently known as the FI International Stock Portfolio) on December 1, 2000, and was formerly known as the Draycott International Equity Series) was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management Inc. became the subadviser.

   On April 28, 2003, the Janus Growth Portfolio of the Metropolitan Fund merged with and into the Janus Aggressive Growth Portfolio of the Met Investors Series Trust.

   On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged with and into the Janus Mid Cap Portfolio, which was immediately renamed the FI Mid Cap Opportunities Portfolio and prior to May 1, 2004, Janus Capital Management LLC was the subadviser to this Portfolio. Immediately following the merger, Fidelity Management & Research Company replaced Janus Capital Management LLC as the subadviser to the FI Mid Cap Opportunities Portfolio.

   The sub-adviser to the BlackRock Aggressive Growth Portfolio (formerly, the State Street Research Aggressive Growth Portfolio), the BlackRock Strategic Value Portfolio (formerly, the State Street Research Aurora Portfolio), the BlackRock Diversified Portfolio (formerly, the State Street Research Diversified Portfolio), the BlackRock Large Cap Core Portfolio (formerly, the BlackRock Large Cap Portfolio, which was formerly, the BlackRock Investment Trust Portfolio and previously to that, the State Street Research Investment Trust Portfolio), and the BlackRock Large Cap Value Portfolio (formerly, the State Street Research Large Cap Value Portfolio) was State Street Research & Management Company until January 31, 2005, when BlackRock Advisors, Inc. became the sub-adviser; and BlackRock Advisors, LLC became the subadviser on September 28, 2006. The sub-adviser to the Oppenheimer Global Equity Portfolio (formerly, the Scudder Global Equity Portfolio) was Deutsche Investment Management Americas Inc. until May 1, 2005 when OppenheimerFunds, Inc. became the sub-adviser.

   On April 29, 2005, the Met/Putnam Voyager Portfolio (formerly, the Putnam Large Cap Growth Portfolio) merged with and into the Jennison Growth Portfolio.

   The subadviser to the Western Asset Management U.S. Government Portfolio (formerly, Salomon Brothers U.S. Government Portfolio) and the Western Asset Management Strategic Bond Opportunities Portfolio (formerly, Salomon Brothers Strategic Bond Opportunities) was Salomon Brothers Asset Management until May 1, 2006, when Western Asset Management Company became the subadviser.

   The subadviser to the Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio) was Fidelity Management & Research Company until January 7, 2008, when Julius Baer Investment Management LLC became the subadviser.

   On April 30, 2007, the BlackRock Large Cap Portfolio (formerly, the BlackRock Investment Portfolio which was formerly the State Street Research Investment Trust Portfolio) of the Metropolitan Fund merged with and into the BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

   The subadviser to the MFS(R) Value Portfolio (formerly Harris Oakmark Large Cap Value Portfolio) was Harris Associates L.P. until January 7, 2008, when Massachusetts Financial Services Company became the subadviser.

   The subadviser to the FI Large Cap Portfolio, FI Mid Cap Opportunities Portfolio and the FI Value Leaders Portfolio was Fidelity Management & Research Company until April 28, 2008, when Pyranis Global Advisors, LLC became the subadviser.

   The subadviser to the Loomis Sayles Small Cap Growth Portfolio (formerly, the Franklin Templeton Small Cap Growth Portfolio) was Franklin Advisers, Inc. until January 5, 2009, when Loomis, Sayles & Company, L.P. became the subadviser.

   The subadviser to the Artio International Stock Portfolio (formerly, the Julius Baer International Stock Portfolio) was Julius Baer Investment Management LLC until May 1, 2009, when Artio Global Management LLC became the subadviser.

   The following is the Adviser (I.E., the "subadviser") history of the Met Investors Series Trust:

   The subadviser to the T. Rowe Price Mid-Cap Growth Portfolio (formerly, the MFS Mid Cap Growth Portfolio) was Massachusetts Financial Services Company until January 1, 2003, when T. Rowe Price Associates, Inc. became the subadviser. The subadviser to the Harris Oakmark International Portfolio (formerly, State Street Research Concentrated International Portfolio) was State Street Research & Management Company until December 31, 2002 and Harris Associates L.P. became the subadviser effective January 1, 2003.

   The sub-adviser to the RCM Technology Portfolio (formerly, the RCM Global Technology Portfolio, which was formerly, the PIMCO PEA Innovation Portfolio which was formerly, the PIMCO Innovation Portfolio), was PEA Capital LLC until January 15, 2005, when RCM Capital Management, LLC became the sub-adviser.

   The subadviser to the Lazard Mid-Cap Portfolio (formerly, Met/AIM Mid-Cap Core Equity Portfolio) was A I M Capital Management, Inc. until December 19, 2005, when Lazard Asset Management LLC became the subadviser.

   The subadviser to the Legg Mason Partners Aggressive Growth Portfolio (formerly the Legg Mason Aggressive Growth Portfolio which was formerly the Janus Aggressive Growth Portfolio, which was formerly, the Janus Growth Portfolio) was Janus Capital Management, LLC until October 1, 2006 when ClearBridge Advisors, LLC became the subadviser.

   The subadviser to the Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate Portfolio) was Neuberger Berman Management Inc., until April 28, 2008, when ING Clarion Real Estate Securities L.P. became the subadviser.

   On September 2, 2008 SSgA Funds Management, Inc. replaced Gallatin Asset Management, Inc. as the subadviser to the SSgA Growth and Income ETF Portfolio (formerly, the Cyclical Growth and Income ETF Portfolio) and the SSgA Growth Portfolio (formerly, the Cyclical Growth ETF Portfolio).

                         DISTRIBUTION OF THE CONTRACTS

   New England Securities Corporation ("Distributor") serves as principal underwriter for the Contracts. Distributor is a Massachusetts corporation organized in 1968 and an indirect, wholly owned subsidiary of the Company, and its home address is located at 501 Boylston Street, Boston, Massachusetts 02116. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of Financial Services Regulatory Authority (FINRA). Distributor offers the Contracts through its sales representatives. Distributor is not a member of the Securities Investor Protection Corporation. Distributor also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as our insurance agents.

   Distributor received sales compensation with respect to the Contracts in the following amounts during the periods indicated:

                                        AGGREGATE AMOUNT OF COMMISSIONS
                   AGGREGATE AMOUNT OF   RETAINED BY DISTRIBUTOR AFTER
                   COMMISSIONS PAID TO PAYMENTS TO ITS REGISTERED PERSONS
      FISCAL YEAR     DISTRIBUTOR*             AND SELLING FIRMS
      -----------  ------------------- ----------------------------------
         2008.....      $173,897                       $0
         2007.....      $255,118                       $0
         2006.....      $370,229                       $0

* Includes sales compensation paid to registered persons of Distributor.

   Distributor passes through commissions it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, under the distribution agreement with Distributor, we pay the following sales expenses: sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and all other expenses of distributing the Contracts. We also pay for Distributor's operating and other expenses.

                        CALCULATION OF PERFORMANCE DATA

                          AVERAGE ANNUAL TOTAL RETURN

   We may provide illustrations to show hypothetical Average Annual Total Returns for each Sub-Account based on the actual investment experience of the Sub-Accounts, the Metropolitan Fund, the Met Investors Series Trust, the American Funds Insurance Series and the Variable Insurance Products Fund. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. Average Annual Total Returns will be provided for a Sub-Account for 1, 5 and 10 years, or for a shorter period, if applicable.

   We base calculations of Average Annual Total Return on the assumption that a single investment of $1,000 was made at the beginning of each period. The returns do not reflect the effect of any premium tax charge, which applies in certain states, and which would reduce the average annual total returns.

   The Average Annual Total Return is related to Surrender Value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each Sub-Account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The total number of Units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value at the end of the last Contract Year covered by the period shown to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Contingent Deferred Sales Charge and by a factor that reflects the portion of the $30 Administration Contract Charge which would be deducted upon surrender at the end of the last Contract year in the period to arrive at the Surrender Value. The Average Annual Total Return is the annual compounded rate of return which would produce the Surrender Value on that date. In other words, the Average Annual Total Return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the Surrender Value at the end of the period. The Accumulation Unit Values used for this purpose reflect an average per unit charge for the $30 Administration Contract charge. The Average Annual Total Returns assume that no premium tax charge has been deducted.

   Sub-Account Average Annual Total Return, which is calculated in accordance with the SEC standardized formula, uses the inception date of the Sub-Account through which the Eligible Fund is available. Eligible Fund Total Return adjusted for Contract charges, which is non-standard performance, uses the inception date of the Eligible Fund, and therefore may reflect periods prior to the availability of the corresponding Sub-Account under the Contract. For non-standard performance, if there is a partial year included in the reporting period, we reflect only a pro rata portion of the average per unit Administration Contract charge factor for that partial year. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

   Certain portfolios of the Metropolitan Fund and Met Investors Series have been managed by different investment advisers or investment subadvisers. Accordingly, performance may reflect the management of previous advisers or subadvisers. For prior subadvisory history see "INVESTMENT ADVICE" on page II-3.

   As discussed in the prospectus in the section entitled "Investment Performance Information," the Separate Account may illustrate historical investment performance by showing the Percentage Change in Unit Value and the Annual Effective Rate of Return of each Sub-Account of the Separate Account for every calendar year since inception of the corresponding Eligible Funds to the date of the illustration and for the 10, 5 and 1 year periods and the year-to-date period ending with the date of the illustration. Such illustrations do not reflect the impact of any Contingent Deferred Sales Charge, premium tax charge, or the annual $30 Administration Contract Charge. The method of calculating the Percentage Change in Unit Value is described in the prospectus under "Investment Experience Information." The Annual Effective Rate of Return in these illustrations is calculated by dividing the Unit Value at the end of the period by the Unit Value at the beginning of the period, raising this quantity to the power of 1/n (where n is the number of years in the period), and then subtracting 1.

   We may also show daily unit values for each Sub-Account in advertising and sales literature, including our website.

                             CALCULATION OF YIELDS

MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the current yield for the BlackRock Money Market Sub-account for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Eligible Fund or on its respective portfolio securities. The current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Sub-account value by the Sub-account value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Sub- account value reflects: (1) net income from the Eligible Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the Separate Account annual expense charge (1.35%) and (2) the annual $30 Administration Contract Charge. For purposes of calculating current yield for a Contract, an average per unit Administration Contract Charge is used.

The current yield will be calculated according to the following formula:

                    Current Yield = ((NCF-ES)/UV) x (365/7)

Where:

NCF = the net change in the value of the Eligible Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of the BlackRock Money Market Sub-account for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                 Effective Yield = (1 + ((NCF-ES)/UV))365/7-1

Where:

NCF = the net change in the value of the Eligible Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

   Because of the charges and deductions imposed under the Contract, the yield for the BlackRock Money Market Sub-account will be lower than the yield for the corresponding underlying Eligible Fund. The yields on amounts held in the BlackRock Money Market Sub-account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the sub-account is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Eligible Fund, the types and qualities of portfolio securities held by the Eligible Fund, and the Eligible Fund's operating expenses. Yields on amounts held in the BlackRock Money Market Sub-account may also be presented for periods other than a 7-day period.

OTHER SUBACCOUNT YIELDS

From time to time, we may quote in sales literature or advertisements the current annualized yield of one or more of the Sub-accounts (other than the BlackRock Money Market Sub-account) for a Contract for a 30-day or one-month period. The annualized yield of a Sub-account refers to income generated by the Sub-account over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the Sub-account during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Eligible Fund attributable to the Sub-account units less sub-account expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. The charges and deductions include the per unit charges for the hypothetical account for: (1) the Separate Account annual expense charge (1.35%); and (2) the annual $30 Administration Contract Charge. For purposes of calculating the 30-day or one-month yield, an average per unit Administration Contract Charge is used.

The 30-day or one-month yield is calculated according to the following formula:

                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6-/1)

Where:

NI = net investment income of the Eligible Fund for the 30-day or one-month period attributable to the Sub-account's units.

ES = expenses of the Sub-account for the 30-day or one-month period.

U = the average number of units outstanding.

UV = the Accumulation Unit Value at the close of the last day in the 30-day or one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for a Sub-account will be lower than the yield for the corresponding Eligible Fund. The yield on the amounts held in the Sub-accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Sub-account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Eligible Fund, and its operating expenses.

                             NET INVESTMENT FACTOR

   The net investment factor ("Net Investment Factor") for each sub-account is determined on each day on which the New York Stock Exchange is open for trading as follows:

      (1) The net asset value per share of the Eligible Fund held in the sub-account determined as of the close of regular trading on the New York Stock Exchange on a particular day;

      (2) Plus the per share amount of any dividend or capital gains distribution made by the Eligible Fund since the close of regular trading on the New York Stock Exchange on the preceding trading day.

      (3) Is divided by the net asset value per share of the Eligible Fund as of the close of regular trading on the New York Stock Exchange on the preceding trading day; and

      (4) Finally, the daily charges for the Administration Asset Charge and Mortality and Expense Risk Charge that have accumulated since the close of regular trading on the New York Stock Exchange on the preceding trading day are subtracted. (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions" in the prospectus.) On an annual basis, the total deduction for such charges equals 1.35% of the daily net asset value of the Separate Account.

                               ANNUITY PAYMENTS

   At annuitization, the Contract Value is applied toward the purchase of variable annuity payments. The amount of these payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the age of the Payee at annuitization, (ii) the assumed investment return selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Fund selected.

   When a variable payment option is selected, the Contract proceeds will be applied at annuity purchase rates, which vary depending on the particular option selected and the age of the Payee, to calculate the initial payment. We will fix the annuity payments in amount and duration by the annuity payment option selected, and by the age and sex of the Payee. For contracts issued in situations involving an employer-sponsored plan subject to ERISA, we fix annuity payments in amount and duration using the same criteria except we do not take into account the sex of the Payee. The impact of the choice of option and the sex and age of the Payee on the level of annuity payments is described in the prospectus under "Amount of Variable Annuity Payments."

   The amount of the initial payment is determined by applying the applicable annuity purchase rate to the amount applied from each sub-account to provide the annuity. This initial payment is converted into annuity units, the number of which remains constant. Each annuity payment is in an amount equal to that number of annuity units multiplied by the applicable annuity unit value for that payment (described below). The applicable annuity unit value for each sub-account will change from day to day depending upon the investment performance of the sub-account, which in turn depends upon the investment performance of the Eligible Fund in which the sub-account invests.

   The selection of an assumed investment return ("Assumed Investment Return") will affect both the initial payment and the amount by which subsequent payments increase or decrease. The initial payment is calculated on the assumption that the Net Investment Factors applicable to the Contract will be equivalent on an annual basis to a net investment return at the Assumed Investment Return. If this assumption is met following the date any payment is determined, then the amount of the next payment will be exactly equal to the amount of the preceding payment. If the actual Net Investment Factors are equivalent to a net investment return greater than the Assumed Investment Return, the next payment will be larger than the preceding one; if the actual Net Investment Factors are equivalent to a net investment return smaller than the Assumed Investment Return, then the next payment will be smaller than the preceding payment. The definition of the Assumed Investment Return, and the effect of the level of the Assumed Investment Return on the amount of payments is explained in the prospectus under "Amount of Variable Annuity Payments."

   The number of annuity units credited under a variable payment option is determined as follows:

      (1) The proceeds under a deferred Contract, or the net purchase payment under an immediate Contract, are applied at the Company's annuity purchase rates for the selected Assumed Investment Return to determine the initial payment. (The amount of Contract Value or Death Proceeds applied will be reduced by any applicable Contingent Deferred Sales Charge, Administration Contract Charge and the amount of any outstanding loan plus accrued interest.)

      (2) The number of annuity units is determined by dividing the amount of the initial payment by the applicable annuity unit value(s) next determined following the date of application of proceeds (in the case of a deferred Contract) or net purchase payment (in the case of an immediate Contract.)

   The dollar amount of the initial payment will be determined as described above. The dollar amount of each subsequent payment is determined by multiplying the number of annuity units by the applicable annuity unit value which is determined at least 14 days before the payment is due.

   The value of an annuity unit for each Sub-account depends on the Assumed Investment Return and on the Net Investment Factors applicable at the time of valuation. The initial annuity unit values were set at $1.00 effective on or about the date on which shares of the corresponding Eligible Funds were first publicly available. The Net

Investment Factor and, therefore, changes in the value of an annuity unit under a variable payment option, reflect the deduction of the Mortality and Expense Risk Charge and Administration Asset Charge. (See "Net Investment Factor" above.)

   The annuity unit value for each Sub-account is equal to the corresponding annuity unit value for the sub-account previously determined multiplied by the applicable Net Investment Factor for that sub-account for the New York Stock Exchange trading day then ended, and further multiplied by the assumed interest factor ("Assumed Interest Factor") for each day of the valuation period. The Assumed Interest Factor represents the daily equivalent of the Contract's annual Assumed Investment Return. In the calculation of annuity unit values, the Assumed Interest Factor has the effect of reducing the Net Investment Factor by an amount equal to the daily equivalent of the Contract's Assumed Investment Return. The result of this adjustment is that if the Net Investment Factor for a valuation period is greater (when expressed as an annual net investment return) than the Assumed Investment Return, the annuity unit value will increase. If the Net Investment Factor for the period is less (when expressed as an annual net investment return) than the Assumed Investment Return, the annuity unit value will decrease. At an Assumed Investment Return of 3.5%, the Assumed Interest Factor is .9999058. The Assumed Interest Factor for a 5% Assumed Investment Return is computed on a consistent basis.

   Transfers among the variable subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

             HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

   We may provide illustrations to show how variable annuity payments under the Contract change with investment performance over an extended period of time. The illustrations show how annuity income payments would vary over time if the return on assets in the selected portfolios were a uniform gross annual rate of return of up to 10%. One of the gross rates illustrated is 0%. The values would be different from those shown if the actual returns averaged the illustrated rates but fluctuated over and under those averages throughout the years.

   The illustrations reflect the Contract charges applicable to the Contract and take into account the Eligible Funds' management fees and other operating expenses. The annuity payments illustrated are on a pre-tax basis. The Federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "FEDERAL INCOME TAX CONSIDERATIONS".

   When part of the Contract Value has been allocated to the fixed annuity income option, the guaranteed minimum annuity income payment resulting from this allocation is also shown. The illustrated variable annuity income payments are determined through the use of standard mortality tables and an assumed Investment Return of 3.5% per year. Thus, actual performance greater than 3.5% per year will result in increasing annuity income payments and actual performance less than 3.5% per year will result in decreasing annuity income payments. The Company offers an alternative Assumed Interest Rate of 5% which you may select. Fixed annuity income payments remain constant. Initial annuity income payments under a fixed annuity income payout are generally higher than initial payments under a variable income payout option.

   The illustrations may show the income payments for more than one hypothetical constant Assumed Investment Return. Of course, actual investment performance will not be constant and may be volatile. Actual income amounts would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages for individual contract years.

   We may also illustrate the growth and value of a specified purchase payment or payments prior to annuitization based on hypothetical returns. In these illustrations we may use any assumed gross annual rate up to 12%.

              HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

   We may also provide illustrations to show how variable annuity income payments under the Contract change with investment performance over an extended period of time. In comparison with hypothetical illustrations based on a uniform annual rate of return, these tables use historical annual returns to illustrate that annuity income payments vary over time based on fluctuations in annual returns.

   The illustrations reflect the daily charge to the sub-accounts for assuming mortality and expense risks, which is equivalent to an annual charge of .95% (1.20% for certain sub-accounts) and the daily administrative charge which is equivalent to an annual charge of .40%. The amounts shown in the table also take into account the actual Eligible Funds' management fees and operating expenses. Actual fees and expenses of the Eligible Funds associated with your Contract may be more or less than the historical fees, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Expense Table" for more complete details. The annuity income payments illustrated are on a pre-tax basis. The Federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "FEDERAL INCOME TAX CONSIDERATIONS."

   The illustrations reflect the performance from the year of inception of the Selected Eligible Fund(s). The historical variable annuity income payments are based on an assumed investment return. If the Assumed Investment Return (AIR) is 3.5%, then actual performance greater than 3.5% per year results in an increased annuity income payment and actual performance less than 3.5% per year results in a decreased annuity income payment. The Company offers an alternative Assumed Investment Return of 5%. An AIR of 3.5% will result in a lower initial payment than a 5% AIR. Similarly, an AIR of 5% will result in a higher initial payment than a 3.5% AIR. The illustrations are based on the current annuity purchase rates used by the Company. The rates may differ at the time you annuitize.

   The illustrations show the amount of the first payment for each year shown. During each year, the payments would vary to reflect fluctuations in the actual rate of return on the Eligible Funds.

                          TAX STATUS OF THE CONTRACTS

   Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

   DIVERSIFICATION REQUIREMENTS.  Section 817 of the Internal Revenue Code
(Code) requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

   If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable Contract Owners, including losing the benefit of tax deferral.

   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract (or on the death of, or change in, any primary annuitant where the Contract is owned by a non-natural person). Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the Owner as a beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

   The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

   Other rules may apply to Qualified Contracts.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   The financial statements of each of the Sub-Accounts of Metropolitan Life Separate Account E included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

   The consolidated financial statements of Metropolitan Life Insurance Company and subsidiaries (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The SEC requires the Eligible Funds' Board of Trustees (or Directors) to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and to Qualified Plans, if applicable. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners and Qualified Plans, for example. If there is a material conflict, the Boards of Trustees (or Directors) will have an obligation to determine what action should be taken, including the removal of the affected sub-account(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that the Company may be unable to remedy.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                              ZENITH ACCUMULATOR

                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   ISSUED BY
                      METROPOLITAN LIFE INSURANCE COMPANY

                         SUPPLEMENT DATED MAY 1, 2009
       TO THE PROSPECTUS DATED APRIL 30, 1999 AS ANNUALLY SUPPLEMENTED.

   The Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code") provides the following tax treatment for Zenith Accumulator Individual Variable Annuity Contracts ("the Contracts") issued to Contract Owners in the Commonwealth of Puerto Rico. The Contracts will not be offered in Puerto Rico as individual retirement annuities ("IRAs").

1. GENERAL TAX TREATMENT OF ANNUITIES

   For Puerto Rico tax purposes, amounts received as an annuity under an annuity contract are defined as amounts (determined based on a computation with reference to life expectancy and mortality tables) received in periodical installments and payable over a period longer than one year from the annuity starting date.

   Annuity payments generally have two elements: a part that constitutes a return of the annuity's cost (return of capital) and a part that constitutes income.

   From each annuity payment received, taxpayers must include in their gross income for income tax purposes the lower of (a) the annuity payments received during the taxable year, or (b) 3% of the aggregate premiums or consideration paid for the annuity divided by 12 and multiplied by the number of months in respect to which the installment is paid. The excess over the 3% is excluded from gross income until the aggregate premiums or consideration is recovered.

   Once the annuity's cost has been fully recovered, all of the annuity payment constitutes taxable income. There is no penalty tax on early distributions from annuity contracts.

   No gain or loss has to be generally recognized when certain insurance policies are exchanged for other insurance policies. These tax free exchanges include a life insurance contract for another or for an endowment or annuity contract (or a combination thereof). The total amount received, within the same taxable year, from a variable annuity contract issued by an eligible insurance company, may be taxed as a long-term capital gain at the rate in effect at the time of the transaction. Effective July 1, 2007, the rate in effect is 10%.

2. A VARIABLE ANNUITY CONTRACT UNDER NONQUALIFIED PLANS

   A variable annuity contract may be purchased by an employer for an employee under a nonqualified stock bonus, pension, profit sharing or annuity plan. The employer may purchase the variable annuity contract and transfer it to a trust created under the terms of the nonqualified plan or can make contributions to the nonqualified trust in order to provide [a] variable annuity contract[s] for his employees.

   The purchase payments paid or the employer's contributions made to a trust under a plan during a taxable year of the employer which ends within or with a taxable year of the trust, shall be included in the gross income of the employee, if his beneficial interest in the employer's contributions is nonforfeitable at the time the contribution is made. An employee's beneficial interest in the contributions is nonforfeitable if there is no contingency under the plan which may cause the employee to lose his rights in the contribution.

VA-PR-09

   When the contributions are included in the employee's gross income, they are considered part of the consideration paid by him for the annuity. The amounts contributed by the employer constitute consideration paid by the employee which is taken into account for purposes of determining the taxable amount of each annuity payment received.

   The contributions paid by the employer to or under the nonqualified plan for providing retirement benefits to the employees under an annuity or insurance contract are deductible in the taxable year when paid if the employee's rights to or derived from such employer's contribution are nonforfeitable at the time the contribution is made.

   If an amount is paid on behalf of the employee during the taxable year but the rights of the employee therein are forfeitable at the time the amount is paid, no employer deduction is allowable for such amount for any taxable year.

   A nonqualified plan may not be subject to certain rules which apply to a qualified plan such as rules regarding participation, vesting and funding. Thus, nonqualified annuity plans may be used by an employer to provide additional benefits to key employees.

   Since a nonqualified trust is not tax-exempt, the trust itself will be taxable on the income of the trust assets.

3. A VARIABLE ANNUITY CONTRACT UNDER A QUALIFIED PLAN

   A variable annuity contract may be purchased by an employer for an employee under a qualified pension, profit-sharing, stock bonus, annuity, or a cash or deferred arrangement ("CODA") plan established pursuant to Section 1165 of the PR Code. The employer has two alternatives: (1) purchase the annuity contract and transfer the same to the trust under the plan, or (2) make contributions to a trust under a qualified plan for the purpose of providing an annuity contract for an employee.

   Qualified plans must comply with the requirements of Section 1165(a) of the PR Code which include, among others, certain participation requirements.

   The trust created under the qualified plan is exempt from tax on its investment income.

a. Contributions

   The employer is entitled, in determining its net taxable income, to claim a current income tax deduction for contributions made to the trust created under the terms of a qualified plan. However, statutory limitations on the deductibility of contributions made to the trust under a qualified plan limit the amount of funds that may be contributed each year.

b. Distributions

   The amount paid by the employer towards the purchase of the variable annuity contract or contributed to the trust for providing variable annuity contracts for the employees is not required to be included in the income of the employee. However, any amount received or made available to the employee under the qualified plan is includible in the gross income of the employee in the taxable year in which received or made available.

   In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the variable annuity contract for purposes of determining the amount of annuity payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified plan shall be included in their entirety in the employee's gross income.

   Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source.

   A special rate of 10% may apply instead, if the plan satisfies the following requirements: (1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and (2) after December 31, 2007, 10% of all plan's trust assets attributable to participants which are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period. If those two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. Property located in Puerto Rico includes Shares of stock of a Puerto Rico corporation, bonds, notes and other evidence of indebtedness issued by the Commonwealth of Puerto Rico or the instrumentalities thereof.

   The PR Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.

c. Rollover

   Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the total distribution is contributed to another qualified retirement plan or traditional individual retirement account ("IRA") for the employee's benefit no later than sixty (60) days after the distribution.

4. ERISA CONSIDERATIONS

   In the context of a Puerto Rico qualified retirement plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA
Section 1022(i)(l). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(l) would be applicable to transfers taking effect after December 31, 2010.

5. A VARIABLE ANNUITY CONTRACT UNDER A KEOGH PLAN

   A variable annuity contract may be purchased for purposes of funding a self employed retirement plan under Section 1165(f) of the PR Code. This plan is commonly known as a Keogh plan or an HR 10 plan.

   This plan permits self-employed individuals and owner-employees to adopt pension plans, profit sharing plans or annuity plans for themselves and their employees. A self-employed individual is any individual who carries on a trade or business as a sole proprietor, an independent contractor or anyone who is in business for himself or herself.

   An owner-employee is any individual who owns all of an unincorporated business. In the case of a corporation of individuals or a special partnership under Subchapter K of the PR Code, an owner-employee is a shareholder or a partner owning more than 10% of the interest in capital or profits.

   Similar to a qualified plan, the variable annuity contract may be purchased and be transferred to a trust, or contributions may be made to the trust for the purpose of providing an annuity contract for the trust beneficiaries.

a. Contributions

   A tax deduction may be claimed for contributions made to the plan. As in other qualified plans, contributions to the plan are subject to certain statutory limits. The limit on the deduction depends on the type of plan selected.

   Such contributions and the income generated from them are not taxable to the owner-employee, his employees or to the self-employed individual until the funds are distributed or made available to them.

   The investment income generated from the contributions made to the plan which are held in a qualified trust is tax exempt to the trust.

b. Distributions

   Distributions made under a qualified self-employed retirement plan will be subject to the rules described under 3(b) and (c) above.

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                         SUPPLEMENT DATED MAY 1, 2009
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2009, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) MAINTAINS A PUBLIC DISCLOSURE PROGRAM FOR INVESTORS. A BROCHURE THAT INCLUDES INFORMATION DESCRIBING THE PROGRAM IS AVAILABLE BY CALLING FINRA'S PUBLIC DISCLOSURE PROGRAM HOTLINE AT 1-800-289-9999, OR BY VISITING FINRA'S WEBSITE AT WWW.FINRA.ORG.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

CIVIL UNIONS

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes of 0% to 3.5% may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. Certain Eligible Funds may impose a redemption fee in the future. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM* MAXIMUM
                                                                                            -------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%    1.28%

                                                                                            MINIMUM* MAXIMUM
                                                                                            -------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%    1.22%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2009, as described in more detail below.

* Does not take into consideration any portfolio of the American Funds Insurance Series, for which an additional Mortality and Expense Risk charge applies.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2008, before and after any applicable contractual expense subsidy and/or expense deferral arrangement.

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                              DISTRIBUTION                                   CONTRACTUAL
                                                                 AND/OR               ACQUIRED      TOTAL    FEE WAIVER
                                                                SERVICE              FUND FEES     ANNUAL      AND/OR
                                                   MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE
UNDERLYING FUND                                       FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT
---------------                                    ---------- ------------ -------- ------------  --------- -------------
AMERICAN FUNDS INSURANCE SERIES(R)/(4)/
American Funds Bond Fund..........................    .39%        .25%       .01%        0%          .65%         0%
American Funds Global Small Capitalization Fund...    .71%        .25%       .03%        0%          .99%         0%
American Funds Growth Fund........................    .32%        .25%       .01%        0%          .58%         0%
American Funds Growth-Income Fund.................    .27%        .25%       .01%        0%          .53%         0%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS/(4)/
Equity-Income Portfolio...........................    .46%          0%       .11%        0%          .57%         0%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core Portfolio................    .58%        .25%       .04%        0%          .87%         0%
Clarion Global Real Estate Portfolio..............    .63%        .25%       .05%        0%          .93%         0%
Harris Oakmark International Portfolio............    .78%        .15%       .07%        0%         1.00%         0%
Janus Forty Portfolio.............................    .64%        .25%       .04%        0%          .93%         0%
Lazard Mid Cap Portfolio/(5)/.....................    .69%        .25%       .05%        0%          .99%         0%
Legg Mason Partners Aggressive Growth Portfolio...    .63%        .25%       .02%        0%          .90%         0%
Legg Mason Value Equity Portfolio.................    .63%          0%       .04%        0%          .67%         0%
Lord Abbett Bond Debenture Portfolio..............    .50%        .25%       .03%        0%          .78%         0%
Met/AIM Small Cap Growth Portfolio................    .86%        .25%       .03%        0%         1.14%         0%
MFS(R) Research International Portfolio...........    .70%        .25%       .06%        0%         1.01%         0%
Oppenheimer Capital Appreciation Portfolio........    .59%        .25%       .04%        0%          .88%         0%
PIMCO Inflation Protected Bond Portfolio..........    .49%        .25%       .04%        0%          .78%         0%
PIMCO Total Return Portfolio......................    .48%        .25%       .05%        0%          .78%         0%
RCM Technology Portfolio..........................    .88%        .25%       .09%        0%         1.22%         0%
T. Rowe Price Mid Cap Growth Portfolio............    .75%        .25%       .03%        0%         1.03%         0%

                                                    NET TOTAL
                                                      ANNUAL
                                                    OPERATING
UNDERLYING FUND                                    EXPENSES/(3)/
---------------                                    ------------
AMERICAN FUNDS INSURANCE SERIES(R)/(4)/
American Funds Bond Fund..........................      .65%
American Funds Global Small Capitalization Fund...      .99%
American Funds Growth Fund........................      .58%
American Funds Growth-Income Fund.................      .53%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS/(4)/
Equity-Income Portfolio...........................      .57%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core Portfolio................      .87%
Clarion Global Real Estate Portfolio..............      .93%
Harris Oakmark International Portfolio............     1.00%
Janus Forty Portfolio.............................      .93%
Lazard Mid Cap Portfolio/(5)/.....................      .99%
Legg Mason Partners Aggressive Growth Portfolio...      .90%
Legg Mason Value Equity Portfolio.................      .67%
Lord Abbett Bond Debenture Portfolio..............      .78%
Met/AIM Small Cap Growth Portfolio................     1.14%
MFS(R) Research International Portfolio...........     1.01%
Oppenheimer Capital Appreciation Portfolio........      .88%
PIMCO Inflation Protected Bond Portfolio..........      .78%
PIMCO Total Return Portfolio......................      .78%
RCM Technology Portfolio..........................     1.22%
T. Rowe Price Mid Cap Growth Portfolio............     1.03%

                                                 DISTRIBUTION                                   CONTRACTUAL
                                                    AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                   SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                      MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                          FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                       ---------- ------------ -------- ------------  --------- ------------- ------------
METROPOLITAN SERIES FUND, INC./(4)/
Artio International Stock
  Portfolio/(6)/.....................    .82%          0%       .13%         0%         .95%        .03%          .92%
Barclays Capital Aggregate Bond
  Index Portfolio/(7)/...............    .25%        .25%       .04%         0%         .54%        .01%          .53%
BlackRock Aggressive Growth
  Portfolio..........................    .72%        .25%       .05%         0%        1.02%          0%         1.02%
BlackRock Bond Income
  Portfolio/(8)/.....................    .38%          0%       .05%         0%         .43%        .01%          .42%
BlackRock Diversified Portfolio......    .45%        .25%       .04%         0%         .74%          0%          .74%
BlackRock Large Cap Value
  Portfolio..........................    .67%        .15%       .05%         0%         .87%          0%          .87%
BlackRock Legacy Large Cap
  Growth Portfolio/(9)/..............    .73%          0%       .05%         0%         .78%        .01%          .77%
BlackRock Money Market
  Portfolio/(10)/....................    .32%          0%       .02%         0%         .34%        .01%          .33%
BlackRock Strategic Value
  Portfolio..........................    .84%          0%       .05%         0%         .89%          0%          .89%
Davis Venture Value Portfolio/(11)/..    .70%          0%       .03%         0%         .73%        .04%          .69%
FI Mid Cap Opportunities
  Portfolio..........................    .68%        .25%       .07%         0%        1.00%          0%         1.00%
FI Value Leaders Portfolio...........    .65%          0%       .06%         0%         .71%          0%          .71%
Jennison Growth Portfolio............    .63%          0%       .04%         0%         .67%          0%          .67%
Loomis Sayles Small Cap Core
  Portfolio/(12)/....................    .90%          0%       .06%         0%         .96%        .05%          .91%
Loomis Sayles Small Cap Growth
  Portfolio/(13)/....................    .90%        .25%       .13%         0%        1.28%        .06%         1.22%
Met/Artisan Mid Cap Value
  Portfolio..........................    .81%          0%       .04%         0%         .85%          0%          .85%
MetLife Mid Cap Stock Index
  Portfolio/(7)/.....................    .25%        .25%       .08%         0%         .58%        .01%          .57%
MetLife Stock Index Portfolio --
  Class A/(7)(14)/...................    .25%          0%       .04%         0%         .29%        .01%          .28%
MetLife Stock Index Portfolio --
  Class B/(7)(15)/...................    .25%        .25%       .04%         0%         .54%        .01%          .53%
MFS(R) Total Return Portfolio --
  Class A/(16)/......................    .53%          0%       .05%         0%         .58%          0%          .58%
MFS(R) Total Return Portfolio --
  Class E/(16)/......................    .53%        .15%       .05%         0%         .73%          0%          .73%
MFS(R) Value Portfolio/(17)/.........    .72%        .15%       .08%         0%         .95%        .07%          .88%
Morgan Stanley EAFE(R) Index
  Portfolio/(18)/....................    .30%        .25%       .12%       .01%         .68%        .01%          .67%
Neuberger Berman Mid Cap Value
  Portfolio..........................    .65%        .25%       .04%         0%         .94%          0%          .94%
Oppenheimer Global Equity
  Portfolio..........................    .52%        .25%       .09%         0%         .86%          0%          .86%
Russell 2000(R) Index Portfolio/(7)/.    .25%        .25%       .07%       .01%         .58%        .01%          .57%
T. Rowe Price Large Cap Growth
  Portfolio..........................    .60%        .25%       .07%         0%         .92%          0%          .92%

                                               DISTRIBUTION                                   CONTRACTUAL
                                                  AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                 SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                    MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                        FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                     ---------- ------------ -------- ------------  --------- ------------- ------------
T. Rowe Price Small Cap Growth
  Portfolio........................    .51%        .25%       .08%         0%         .84%          0%          .84%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .60%          0%       .05%         0%         .65%          0%          .65%
Western Asset Management U.S.
  Government Portfolio.............    .48%          0%       .04%         0%         .52%          0%          .52%
Zenith Equity Portfolio/(19)/......      0%          0%       .01%       .72%         .73%          0%          .73%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS/(4)/
MetLife Conservative Allocation
  Portfolio/(20)/..................    .10%        .25%       .02%       .56%         .93%        .02%          .91%
MetLife Conservative to Moderate
  Allocation Portfolio/(20)/.......    .09%        .25%       .01%       .61%         .96%          0%          .96%
MetLife Moderate Allocation
  Portfolio/(20)/..................    .07%        .25%         0%       .65%         .97%          0%          .97%
MetLife Moderate to Aggressive
  Allocation Portfolio/(20)/.......    .07%        .25%         0%       .68%        1.00%          0%         1.00%
MetLife Aggressive Allocation
  Portfolio/(20)/..................    .10%        .25%       .03%       .72%        1.10%        .03%         1.07%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS/(4)/
SSgA Growth and Income ETF
  Portfolio/(21)/..................    .33%        .25%       .08%       .20%         .86%        .03%          .83%
SSgA Growth ETF Portfolio/(21)/....    .33%        .25%       .08%       .21%         .87%        .03%          .84%

--------
/(1)/The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2008. Current or future expenses may be greater or less than those shown.
/(2)/Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/(3)/Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus Supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(4)/Our Affiliate, Metlife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. (the "Metropolitan Fund"), including the Metropolitan Fund Asset Allocation Portfolios, and for the Portfolios of the Met Investors Series Trust, including the Met Investors Series Trust-ETF Portfolios. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolio of the Variable Insurance Products Fund.
/(5)/Other Expenses include 0.02% of deferred expense reimbursement from a prior period.
/(6)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.
/(7)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.
/(8)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolios average daily net assets in excess of $1 billion but less than $2 billion.
/(9)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

/(10)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.
/(11)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.75% for the first $50 million of the Portfolio's average daily net assets 0.70% for the next $450 million and 0.65% for the next $4 billion, and 0.625% for amounts over $4.5 billion.
/(12)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.85% for the first $500 million of the Portfolio's average daily net assets and 0.80% for amounts over $500 million.
/(13)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.85% for the first $100 million of the Portfolio's average daily net assets and 0.80% for amounts over $100 million.
/(14)/For Contracts issued prior to May 1, 1995, the MetLife Stock Index
      Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.
/(15)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase and the MetLife Stock Portfolio Class A is available during the annuity phase.
/(16)/For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio
      Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.
/(17)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
/(18)/MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.293%.
/(19)/This Portfolio is a "fund of funds" that invests equally in two portfolios of the Metropolitan Fund, the FI Value Leaders Portfolio and the Jennison Growth Portfolio, and in one portfolio of the Met Investors Series Trust, the Pioneer Fund Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(20)/The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Fund. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net operating expenses of the Portfolio to 0.10% of the average daily net assets of the Class A shares, 0.35% of the average daily net assets of the Class B shares and 0.25% of the average daily net assets of the Class E shares.
/(21)/The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee. The Investment Manager has contractually agreed, for the period May 1, 2009 to April 30, 2010, to waive a portion of the management fee equal to 0.03% of the first $500 million of average daily net assets. The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other expenses above include 0.03% of deferred expense reimbursement from a prior period.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $875  $1,379  $1,901   $3,174
    (b).....................................  $782  $1,097  $1,425   $2,186

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $278   $851   $1,450   $3,063
    (b).....................................  $179   $553   $  951   $2,063

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.118% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-31).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at 200 Park Avenue, New York, N.Y. 10166-0188. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is both capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio's investment objective is reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

ARTIO INTERNATIONAL STOCK PORTFOLIO (FORMERLY JULIUS BAER INTERNATIONAL STOCK PORTFOLIO)

   The Artio International Stock Portfolio's investment objective is long-term growth of capital.

BARCLAYS CAPITAL AGGREGATE BOND INDEX PORTFOLIO (FORMERLY LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO)

   The Barclays Capital Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Barclays Capital U.S. Aggregate Bond Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE CAP CORE PORTFOLIO

   The BlackRock Large Cap Core Portfolio's investment objective is long-term capital growth.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

CLARION GLOBAL REAL ESTATE PORTFOLIO

   The Clarion Global Real Estate Portfolio's investment objective is total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

LAZARD MID CAP PORTFOLIO

   The Lazard Mid Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term growth of capital.

LOOMIS SAYLES SMALL CAP CORE PORTFOLIO (FORMERLY LOOMIS SAYLES SMALL CAP PORTFOLIO)

   The Loomis Sayles Small Cap Core Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (FORMERLY FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO)

   The Loomis Sayles Small Cap Growth Portfolio's investment objective is long-term capital growth.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS(R) VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO)

   The MFS(R) Value Portfolio's investment objective is capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/ARTISAN MID CAP VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK FOCUSED VALUE PORTFOLIO)

   The Met/Artisan Mid Cap Value Portfolio's investment objective is long-term capital growth.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500(R) Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO

   The RCM Technology Portfolio's investment objective is capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

SSGA GROWTH AND INCOME ETF PORTFOLIO

   The SSgA Growth and Income ETF Portfolio's investment objective is growth of capital and income.

SSGA GROWTH ETF PORTFOLIO

   The SSgA Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund and Met Investors Series Trust. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

                               METROPOLITAN FUND

Portfolio                                   Subadviser
---------                                   ----------
BlackRock Aggressive Growth                 BlackRock Advisors, LLC
BlackRock Bond Income                       BlackRock Advisors, LLC
BlackRock Diversified                       BlackRock Advisors, LLC
BlackRock Large Cap Value                   BlackRock Advisors, LLC
BlackRock Legacy Large Cap Growth/(1)/      BlackRock Advisors, LLC
BlackRock Money Market                      BlackRock Advisors, LLC
BlackRock Strategic Value                   BlackRock Advisors, LLC
Davis Venture Value                         Davis Selected Advisers, L.P./(2)/
Artio International Stock/(3)/              Artio Global Management LLC/(3)/
FI Mid Cap Opportunities                    Pyramis Global Advisors, LLC
FI Value Leaders                            Pyramis Global Advisors, LLC
Loomis Sayles Small Cap Growth/(4)/         Loomis, Sayles & Company, L.P./(4)/
Met/Artisan Mid Cap Value/(5)/              Artisan Partners Limited Partnership/(5)/
Jennison Growth                             Jennison Associates LLC
Barclays Capital Aggregate Bond Index/(6)/  MetLife Investment Advisors Company, LLC
Loomis Sayles Small Cap Core/(7)/           Loomis, Sayles & Company, L.P.
MFS(R) Total Return                         Massachusetts Financial Services Company
MFS(R) Value                                Massachusetts Financial Services Company
MetLife Mid Cap Stock Index                 MetLife Investment Advisors Company, LLC
MetLife Stock Index                         MetLife Investment Advisors Company, LLC
Morgan Stanley EAFE(R) Index                MetLife Investment Advisors Company, LLC
Neuberger Berman Mid Cap Value              Neuberger Berman Management LLC
Oppenheimer Global Equity                   OppenheimerFunds, Inc.

Portfolio                                              Subadviser
---------                                              ----------
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(8)/                                     N/A/(8)/
MetLife Aggressive Allocation/(9)/                     N/A/(9)/
MetLife Conservative Allocation/(9)/                   N/A/(9)/
MetLife Conservative to Moderate Allocation/(9)/       N/A/(9)/
MetLife Moderate Allocation/(9)/                       N/A/(9)/
MetLife Moderate to Aggressive Allocation/(9)/         N/A/(9)/

--------
/(1)/Effective May 4, 2009, FI Large Cap Portfolio of the Metropolitan Fund merged with and into BlackRock Legacy Large Cap Growth Portfolio of the Metropolitan Fund.

/(2)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(3)/Effective May 1, 2009, the Julius Baer International Stock Portfolio changed its name to Artio International Stock Portfolio and Artio Global Management LLC replaced Julius Baer Investment Management LLC as subadviser.

/(4)/Effective January 5, 2009 the Franklin Templeton Small Cap Growth
     Portfolio changed its name to Loomis Sayles Small Cap Growth Portfolio and Loomis Sayles & Company, L.P. replaced Franklin Advisers, Inc. as subadviser.

/(5)/Effective May 1, 2009 the Harris Oakmark Focused Value Portfolio changed its name to Met/Artisan Mid Cap Value Portfolio and Artisan Partners Limited Partnership replaced Harris Associates L.P. as subadviser.

/(6)/Effective May 1, 2009, the Lehman Brothers(R) Aggregate Bond Index
     Portfolio changed its name to Barclays Capital Aggregate Bond Index Portfolio.

/(7)/Effective May 1, 2009 the Loomis Sayles Small Cap Portfolio changed its name to Loomis Sayles Small Cap Core Portfolio.

/(8)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three Portfolios: the FI Value Leaders Portfolio and the Jennison Growth Portfolio of the Metropolitan Fund, and the Pioneer Fund Portfolio of the Met Investors Series Trust (together, the "Underlying Portfolios"). The sub-advisers to these Portfolios are Pyramis Global Advisors, LLC, Jennison Associates LLC and Pioneer Investment Management, Inc. respectively. The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(9)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Asset Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   MetLife Advisers, also serves as Investment Adviser for each Portfolio of the Met Investors Series Trust.

                        MET INVESTORS SERIES TRUST/(1)/

Portfolio                              Subadviser
---------                              ----------
BlackRock Large Cap Core               BlackRock Advisors, LLC
Clarion Global Real Estate             ING Clarion Real Estate Securities, L.P.
Harris Oakmark International           Harris Associates L.P.
Janus Forty Portfolio                  Janus Capital Management LLC
Lazard Mid Cap                         Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth  ClearBridge Advisors, LLC
Legg Mason Value Equity                Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture             Lord, Abbett & Co. LLC
MFS(R) Research International          Massachusetts Financial Services Company
Met/AIM Small Cap Growth               Invesco Aim Capital Management, Inc.
Oppenheimer Capital Appreciation       OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond         Pacific Investment Management Company LLC
PIMCO Total Return                     Pacific Investment Management Company LLC
RCM Technology                         RCM Capital Management LLC
T. Rowe Price Mid Cap Growth           T. Rowe Price Associates, Inc.
SSgA Growth and Income ETF/(2)/        SSgA Funds Management, Inc./(2)/
SSgA Growth ETF/(2)/                   SSgA Funds Management, Inc./(2)/

--------
/(1)/Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser of Met Investors Series Trust. Effective May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC.
/(2)/Effective September 2, 2008, the Cyclical Growth and Income ETF Portfolio and the Cyclical Growth ETF Portfolio changed their names to SSgA Growth and Income Portfolio and SSgA Growth ETF Portfolio, respectively, and SSgA Funds Management, Inc. replaced Gallatin Asset Management, Inc. as subadviser.

   For more information regarding the Investment Adviser and the subadviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the Investment Manager for the Portfolio of the Variable Insurance Products Fund.

   For more information about the Investment Manager, see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company". Our ownership interest in MetLife Advisers, LLC entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the adviser. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the adviser to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser is a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliate than those that are not, we may be more inclined to offer portfolios advised by our affiliate in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms. These selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Eligible Funds.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the Artio International Stock, BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value,

       Davis Venture Value, FI Value Leaders, Jennison Growth, Loomis Sayles Small Cap Core, MFS(R) Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1,
       1995), Met/Artisan Mid Cap Value, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the Barclays Capital Aggregate Bond Index, BlackRock Aggressive Growth, BlackRock Diversified, FI Mid Cap Opportunities, Loomis Sayles Small Cap Growth, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the MFS(R) Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For Fidelity(R) Variable Insurance Products, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, Artio International Stock Portfolio, BlackRock Strategic Value Portfolio, Clarion Global Real Estate Portfolio, Loomis Sayles Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Core Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category;
(2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

   The beneficiary may elect to have the Contract's death proceeds paid through an account called the Total Control Account at the time for payment. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Contract surrender proceeds paid into a Total Control Account established for you.

   Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Clarion Global Real Estate, Oppenheimer Capital Appreciation, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, SSgA Growth & Income ETF, SSgA Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

   The availability of certain annuity payment options may be restricted on account of Company policy, administrative procedures and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee or, impose limitations on the payments to the survivor and/or the duration of the guarantee period.

                      AMOUNT OF VARIABLE ANNUITY PAYMENTS

   The annuity purchase rates are used to calculate the basic payment level purchased by the Contract Value. These rates vary according to the age and sex of the Payee. For Contracts issued in situations involving an employer-sponsored plan or where required by state law, we will not take into account the sex of the Payee. If you were issued a Contract with sex-distinct annuity rates prior to the time that state law mandated unisex annuity purchase rates, the annuity purchase rates we use will not be less than the guaranteed sex-distinct rates in the Contract when issued.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the previous purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2009, $5,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $11,500 for 2009. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   The IRS announced new regulations in 2007 affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

   In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

   If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuitized payments under your contract. The RMD rules are complex, so consult with your tax advisor before waiving your 2009 RMD payment.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD

BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2008 for each Sub-account of The New England Variable Account.

                                                1.35% VARIABLE ACCOUNT CHARGE
                                       -----------------------------------------------------------------------
                                                                                         NUMBER OF
                                       ACCUMULATION                                  ACCUMULATION UNITS
                                        UNIT VALUE            ACCUMULATION             OUTSTANDING AT
                                       AT BEGINNING            UNIT VALUE              END OF PERIOD
                                        OF PERIOD           AT END OF PERIOD           (IN THOUSANDS)
                                       ------------         ----------------         ------------------
 Artio International Stock Sub-Account (Class A)/(8)/ (previously Julius Baer International Stock Sub-Account, before that FI International Stock Sub-Account, before that Putnam International Stock Sub-Account and before that Morgan Stanley International Magnum Equity Sub-Account)
    10/31/1994 to 12/31/1994..........     1.402                  1.306                   2,473,991
    1/1/1995 to 12/31/1995............     1.306                  1.299                   9,383,114
    1/1/1996 to 12/31/1996............     1.299                  1.259                  13,845,613
    1/1/1997 to 12/31/1997............     1.259                  1.213                  14,635,944
    1/1/1998 to 12/31/1998............     1.213                  1.466                  13,860,555
    1/1/1999 to 12/31/1999............     1.466                  1.684                  12,308,176
    1/1/2000 to 12/31/2000............     1.684                  1.494                  13,507,918
    1/1/2001 to 12/31/2001............     1.494                  1.170                  12,484,035
    1/1/2002 to 12/31/2002............     1.170                  0.953                  11,478,963
    1/1/2003 to 12/31/2003............     0.953                  1.203                   9,688,303
    1/1/2004 to 12/31/2004............     1.203                  1.403                   7,713,228
    1/1/2005 to 12/31/2005............     1.403                  1.634                   6,649,210
    1/1/2006 to 12/31/2006............     1.634                  1.878                   4,823,394
    1/1/2007 to 12/31/2007............     1.878                  2.044                   3,618,640
    1/1/2008 to 12/31/2008............     2.044                  1.126                   2,767,234
 Barclays Capital Aggregate Bond Index Sub-Account (Class B)/(20)/ (previously Lehman Brothers Aggregate Bond
   Index Sub-Account)
    1/22/2001 to 12/31/2001...........     1.077                  1.131                   2,019,440
    1/1/2002 to 12/31/2002............     1.131                  1.226                   5,543,843
    1/1/2003 to 12/31/2003............     1.226                  1.251                   4,465,718
    1/1/2004 to 12/31/2004............     1.251                  1.281                   3,813,153
    1/1/2005 to 12/31/2005............     1.281                  1.288                   2,859,445
    1/1/2006 to 12/31/2006............     1.288                  1.319                   1,918,121
    1/1/2007 to 12/31/2007............     1.319                  1.388                   1,627,912
    1/1/2008 to 12/31/2008............     1.388                  1.446                   1,375,741
 BlackRock Aggressive Growth Sub-Account (Class B)
    5/1/2004 to 12/31/2004............    33.837                 37.527                       1,917
    1/1/2005 to 12/31/2005............    37.527                 40.888                       2,225
    1/1/2006 to 12/31/2006............    40.888                 42.951                       1,679
    1/1/2007 to 12/31/2007............    42.951                 50.946                       3,918
    1/1/2008 to 12/31/2008............    50.946                 27.221                       6,226

                                                                                NUMBER OF
                                    ACCUMULATION                            ACCUMULATION UNITS
                                     UNIT VALUE         ACCUMULATION          OUTSTANDING AT
                                    AT BEGINNING         UNIT VALUE           END OF PERIOD
                                     OF PERIOD        AT END OF PERIOD        (IN THOUSANDS)
                                    ------------      ----------------      ------------------
 BlackRock Bond Income Sub-Account (Class A)
    10/5/1988 to 12/31/1988.......      1.631               1.634                  299,002
    1/1/1989 to 12/31/1989........      1.634               1.810                4,287,540
    1/1/1990 to 12/31/1990........      1.810               1.930               10,139,527
    1/1/1991 to 12/31/1991........      1.930               2.247               17,797,335
    1/1/1992 to 12/31/1992........      2.247               2.398               28,871,719
    1/1/1993 to 12/31/1993........      2.398               2.664               41,939,487
    1/1/1994 to 12/31/1994........      2.664               2.540               41,657,182
    1/1/1995 to 12/31/1995........      2.540               3.037               42,231,987
    1/1/1996 to 12/31/1996........      3.037               3.134               41,138,874
    1/1/1997 to 12/31/1997........      3.134               3.429               37,260,367
    1/1/1998 to 12/31/1998........      3.429               3.689               38,630,894
    1/1/1999 to 12/31/1999........      3.689               3.622               32,707,422
    1/1/2000 to 12/31/2000........      3.622               3.865               25,348,903
    1/1/2001 to 12/31/2001........      3.865               4.149               25,107,756
    1/1/2002 to 12/31/2002........      4.149               4.439               21,965,782
    1/1/2003 to 12/31/2003........      4.439               4.636               17,110,556
    1/1/2004 to 12/31/2004........      4.636               4.776               13,806,056
    1/1/2005 to 12/31/2005........      4.776               4.826               11,248,007
    1/1/2006 to 12/31/2006........      4.826               4.972                8,289,225
    1/1/2007 to 12/31/2007........      4.972               5.213                6,912,297
    1/1/2008 to 12/31/2008........      5.213               4.967                4,684,401
 BlackRock Diversified Sub-Account (Class B)
    5/1/2004 to 12/31/2004........     35.648              38.475                    3,077
    1/1/2005 to 12/31/2005........     38.475              39.030                      846
    1/1/2006 to 12/31/2006........     39.030              42.454                    1,423
    1/1/2007 to 12/31/2007........     42.454              44.234                    4,028
    1/1/2008 to 12/31/2008........     44.234              32.744                    5,187
 BlackRock Large Cap Core Sub-Account (Class B)
    4/30/2007 to 12/31/2007.......      7.904               7.974                   39,929
    1/1/2008 to 12/31/2008........      7.974               4.932                   34,390
 BlackRock Large Cap Core Sub-Account (Class B)/(14)/ (previously BlackRock Large Cap Sub-Account)
    5/1/2001 to 12/31/2001.........     7.438               6.526                   31,594
    1/1/2002 to 12/31/2002.........     6.526               4.746                   39,946
    1/1/2003 to 12/31/2003.........     4.746               6.083                   80,379
    1/1/2004 to 12/31/2004.........     6.083               6.637                   65,779
    1/1/2005 to 12/31/2005.........     6.637               6.766                   70,894
    1/1/2006 to 12/31/2006.........     6.766               7.599                   50,579
    1/1/2007 to 4/27/2007..........     7.599               7.970                        0
 BlackRock Large Cap Value Sub-Account (Class E)
    5/1/2002 to 12/31/2002.........     1.000               0.793                   73,924
    1/1/2003 to 12/31/2003.........     0.793               1.059                  374,652
    1/1/2004 to 12/31/2004.........     1.059               1.184                  813,927
    1/1/2005 to 12/31/2005.........     1.184               1.235                  722,685
    1/1/2006 to 12/31/2006.........     1.235               1.452                  925,880
    1/1/2007 to 12/31/2007.........     1.452               1.479                  838,835
    1/1/2008 to 12/31/2008.........     1.479               0.948                  449,810
 BlackRock Legacy Large Cap Growth Sub-Account (Class A)
    10/31/1994 to 12/31/1994.......     1.000               0.956                1,857,319

                                                                                  NUMBER OF
                                     ACCUMULATION                             ACCUMULATION UNITS
                                      UNIT VALUE          ACCUMULATION          OUTSTANDING AT
                                     AT BEGINNING          UNIT VALUE           END OF PERIOD
                                      OF PERIOD         AT END OF PERIOD        (IN THOUSANDS)
                                     ------------       ----------------      ------------------
     1/1/1995 to 12/31/1995........      0.956                1.402               24,163,685
     1/1/1996 to 12/31/1996........      1.402                1.566               40,025,594
     1/1/1997 to 12/31/1997........      1.566                1.941               44,518,891
     1/1/1998 to 12/31/1998........      1.941                2.829               49,255,773
     1/1/1999 to 12/31/1999........      2.829                3.744               60,072,709
     1/1/2000 to 12/31/2000........      3.744                3.189               64,809,207
     1/1/2001 to 12/31/2001........      3.189                2.767               53,583,938
     1/1/2002 to 12/31/2002........      2.767                1.825               40,343,771
     1/1/2003 to 12/31/2003........      1.825                2.433               32,774,920
     1/1/2004 to 12/31/2004........      2.433                2.612               26,001,425
     1/1/2005 to 12/31/2005........      2.612                2.757               20,745,322
     1/1/2006 to 12/31/2006........      2.757                2.833               15,541,248
     1/1/2007 to 12/31/2007........      2.833                3.318               11,489,750
     1/1/2008 to 12/31/2008........      3.318                2.078                8,575,721
  BlackRock Legacy Large Cap Growth Sub-Account (Class B)/(21)/ (previously FI Large Cap Sub-Account)
     5/1/2006 to 12/31/2006.........    17.174               17.380                      102
     1/1/2007 to 12/31/2007.........    17.380               17.784                    9,736
     1/1/2008 to 12/31/2008.........    17.784                9.658                    9,881
  BlackRock Money Market Sub-Account (Class A)
     9/29/1988 to 12/31/1988........     1.384                1.408                  915,605
     1/1/1989 to 12/31/1989.........     1.408                1.518                        0
     1/1/1990 to 12/31/1990.........     1.518                1.620               21,629,006
     1/1/1991 to 12/31/1991.........     1.620                1.697               26,332,938
     1/1/1992 to 12/31/1992.........     1.697                1.738               26,759,532
     1/1/1993 to 12/31/1993.........     1.738                1.766               25,016,975
     1/1/1994 to 12/31/1994.........     1.766                1.811               30,220,356
     1/1/1995 to 12/31/1995.........     1.811                1.889               33,015,018
     1/1/1996 to 12/31/1996.........     1.889                1.959               33,412,517
     1/1/1997 to 12/31/1997.........     1.959                2.036               26,785,902
     1/1/1998 to 12/31/1998.........     2.036                2.114               33,716,959
     1/1/1999 to 12/31/1999.........     2.114                2.190               36,481,209
     1/1/2000 to 12/31/2000.........     2.190                2.295               31,587,553
     1/1/2001 to 12/31/2001.........     2.295                2.353               29,851,477
     1/1/2002 to 12/31/2002.........     2.353                2.355               29,978,273
     1/1/2003 to 12/31/2003.........     2.355                2.342               18,712,117
     1/1/2004 to 12/31/2004.........     2.342                2.333               13,448,596
     1/1/2005 to 12/31/2005.........     2.333                2.369               11,440,636
     1/1/2006 to 12/31/2006.........     2.369                2.449                9,821,354
     1/1/2007 to 12/31/2007.........     2.449                2.539                8,598,465
     1/1/2008 to 12/31/2008.........     2.539                2.576               10,227,886
  BlackRock Strategic Value Sub-Account (Class A)
     1/22/2001 to 12/31/2001........     1.234                1.401               11,264,904
     1/1/2002 to 12/31/2002.........     1.401                1.087               13,358,433
     1/1/2003 to 12/31/2003.........     1.087                1.611               12,946,787
     1/1/2004 to 12/31/2004.........     1.611                1.833               12,076,094
     1/1/2005 to 12/31/2005.........     1.833                1.884                9,355,903
     1/1/2006 to 12/31/2006.........     1.884                2.169                6,464,307
     1/1/2007 to 12/31/2007.........     2.169                2.066                4,660,179
     1/1/2008 to 12/31/2008.........     2.066                1.256                3,157,059

                                                                           NUMBER OF
                                   ACCUMULATION                        ACCUMULATION UNITS
                                    UNIT VALUE       ACCUMULATION        OUTSTANDING AT
                                   AT BEGINNING       UNIT VALUE         END OF PERIOD
                                    OF PERIOD      AT END OF PERIOD      (IN THOUSANDS)
                                   ------------    ----------------    ------------------
 Clarion Global Real Estate Sub-Account (Class B)
    5/1/2004 to 12/31/2004.......      9.999            12.818                124,242
    1/1/2005 to 12/31/2005.......     12.818            14.349                179,430
    1/1/2006 to 12/31/2006.......     14.349            19.478                296,783
    1/1/2007 to 12/31/2007.......     19.478            16.332                151,769
    1/1/2008 to 12/31/2008.......     16.332             9.397                 97,041
 Davis Venture Value Sub-Account (Class A)
    10/31/1994 to 12/31/1994.....      1.000             0.963              3,499,719
    1/1/1995 to 12/31/1995.......      0.963             1.323             19,608,688
    1/1/1996 to 12/31/1996.......      1.323             1.643             34,997,024
    1/1/1997 to 12/31/1997.......      1.643             2.163             53,997,107
    1/1/1998 to 12/31/1998.......      2.163             2.442             58,765,470
    1/1/1999 to 12/31/1999.......      2.442             2.831             57,370,889
    1/1/2000 to 12/31/2000.......      2.831             3.059             59,644,558
    1/1/2001 to 12/31/2001.......      3.059             2.681             54,077,372
    1/1/2002 to 12/31/2002.......      2.681             2.212             43,784,343
    1/1/2003 to 12/31/2003.......      2.212             2.856             37,120,735
    1/1/2004 to 12/31/2004.......      2.856             3.166             31,393,749
    1/1/2005 to 12/31/2005.......      3.166             3.446             26,814,147
    1/1/2006 to 12/31/2006.......      3.446             3.895             20,779,165
    1/1/2007 to 12/31/2007.......      3.895             4.019             15,849,913
    1/1/2008 to 12/31/2008.......      4.019             2.405             11,351,260
 FI Mid Cap Opportunities Sub-Account (Class B)/(11)/
    5/1/2002 to 12/31/2002.......      1.000             0.811                      0
    1/1/2003 to 12/31/2003.......      0.811             1.136                765,033
    1/1/2004 to 4/30/2004........      1.136             1.126                900,393
 FI Mid Cap Opportunities Sub-Account (Class B)/(10)/ (previously Janus Mid Cap Sub-Account)
    1/22/2001 to 12/31/2001.......     2.599             1.552              1,630,351
    1/1/2002 to 12/31/2002........     1.552             1.085              1,138,071
    1/1/2003 to 12/31/2003........     1.085             1.437              1,239,384
    1/1/2004 to 12/31/2004........     1.437             1.656              1,530,755
    1/1/2005 to 12/31/2005........     1.656             1.743              1,164,331
    1/1/2006 to 12/31/2006........     1.743             1.918                710,831
    1/1/2007 to 12/31/2007........     1.918             2.046                526,638
    1/1/2008 to 12/31/2008........     2.046             0.900                320,300
 FI Value Leaders Sub-Account (Class A)
    10/1/1993 to 12/31/1993.......     1.105             1.132              3,359,317
    1/1/1994 to 12/31/1994........     1.132             1.103             16,092,325
    1/1/1995 to 12/31/1995........     1.103             1.486             21,168,965
    1/1/1996 to 12/31/1996........     1.486             1.731             26,104,465
    1/1/1997 to 12/31/1997........     1.731             2.279             30,306,103
    1/1/1998 to 12/31/1998........     2.279             2.799             35,514,558
    1/1/1999 to 12/31/1999........     2.799             3.019             35,663,197
    1/1/2000 to 12/31/2000........     3.019             2.825             29,466,287
    1/1/2001 to 12/31/2001........     2.825             2.399             23,466,287
    1/1/2002 to 12/31/2002........     2.399             1.906             17,850,173
    1/1/2003 to 12/31/2003........     1.906             2.387             14,261,808
    1/1/2004 to 12/31/2004........     2.387             2.678             11,794,230
    1/1/2005 to 12/31/2005........     2.678             2.925              9,811,468

                                                                                            NUMBER OF
                                                          ACCUMULATION                  ACCUMULATION UNITS
                                                           UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                          AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                           OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                          ------------ ---------------- ------------------
   1/1/2006 to 12/31/2006..............................       2.925          3.230           7,639,482
   1/1/2007 to 12/31/2007..............................       3.230          3.320           5,964,175
   1/1/2008 to 12/31/2008..............................       3.320          2.000           4,252,202
Fidelity VIP Equity-Income Sub-Account (Initial Class)
   10/1/1993 to 12/31/1993.............................       1.980          1.992           5,649,743
   1/1/1994 to 12/31/1994..............................       1.992          2.104          25,852,849
   1/1/1995 to 12/31/1995..............................       2.104          2.804          38,010,655
   1/1/1996 to 12/31/1996..............................       2.804          3.162          44,037,798
   1/1/1997 to 12/31/1997..............................       3.162          3.996          45,104,192
   1/1/1998 to 12/31/1998..............................       3.996          4.401          42,926,506
   1/1/1999 to 12/31/1999..............................       4.401          4.617          37,676,846
   1/1/2000 to 12/31/2000..............................       4.617          4.939          28,617,928
   1/1/2001 to 12/31/2001..............................       4.939          4.631          24,545,075
   1/1/2002 to 12/31/2002..............................       4.631          3.794          19,947,966
   1/1/2003 to 12/31/2003..............................       3.794          4.879          16,865,067
   1/1/2004 to 12/31/2004..............................       4.879          5.368          13,982,830
   1/1/2005 to 12/31/2005..............................       5.368          5.607          11,401,848
   1/1/2006 to 12/31/2006..............................       5.607          6.649           9,106,833
   1/1/2007 to 12/31/2007..............................       6.649          6.660           6,818,806
   1/1/2008 to 12/31/2008..............................       6.660          3.768           5,033,446
Harris Oakmark International Sub-Account (Class E)
   5/1/2002 to 12/31/2002..............................       1.060          0.884               8,900
   1/1/2003 to 12/31/2003..............................       0.884          1.179             952,956
   1/1/2004 to 12/31/2004..............................       1.179          1.404           2,168,632
   1/1/2005 to 12/31/2005..............................       1.404          1.583           3,570,280
   1/1/2006 to 12/31/2006..............................       1.583          2.014           3,872,901
   1/1/2007 to 12/31/2007..............................       2.014          1.967           3,416,198
   1/1/2008 to 12/31/2008..............................       1.967          1.149           2,028,450
Janus Forty Sub-Account (Class B)
   4/30/2007 to 12/31/2007.............................     147.678        181.223               1,446
   1/1/2008 to 12/31/2008..............................     181.223        103.701               5,978
Jennison Growth Sub-Account (Class A)
   5/1/2005 to 12/31/2005..............................       0.411          0.495             980,101
   1/1/2006 to 12/31/2006..............................       0.495          0.502             743,175
   1/1/2007 to 12/31/2007..............................       0.502          0.553             675,749
   1/1/2008 to 12/31/2008..............................       0.553          0.347             452,773
Jennison Growth Sub-Account (Class A)/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001 to 12/31/2001...............................     0.753          0.494           2,569,263
   1/1/2002 to 12/31/2002................................     0.494          0.346           2,363,367
   1/1/2003 to 12/31/2003................................     0.346          0.430           2,208,850
   1/1/2004 to 12/31/2004................................     0.430          0.445           1,342,940
   1/1/2005 to 4/30/2005.................................     0.445          0.406           1,146,456
Lazard Mid Cap Sub-Account (Class B)
   5/1/2002 to 12/31/2002................................     1.140          0.967             418,397
   1/1/2003 to 12/31/2003................................     0.967          1.204             749,950
   1/1/2004 to 12/31/2004................................     1.204          1.359             752,154
   1/1/2005 to 12/31/2005................................     1.359          1.449             722,942
   1/1/2006 to 12/31/2006................................     1.449          1.639             559,822
   1/1/2007 to 12/31/2007................................     1.639          1.573             564,267
   1/1/2008 to 12/31/2008................................     1.573          0.958             280,916
Legg Mason Partners Aggressive Growth Sub-Account (Class B)/(9)/ (previously Janus Growth Sub-Account)
   5/1/2001 to 12/31/2001................................     1.000          0.775             344,674

                                                                                       NUMBER OF
                                         ACCUMULATION                              ACCUMULATION UNITS
                                          UNIT VALUE          ACCUMULATION           OUTSTANDING AT
                                         AT BEGINNING          UNIT VALUE            END OF PERIOD
                                          OF PERIOD         AT END OF PERIOD         (IN THOUSANDS)
                                         ------------       ----------------       ------------------
     1/1/2002 to 12/31/2002..........       0.775                0.529                    566,433
     1/1/2003 to 12/31/2003..........       0.529                0.678                    581,098
     1/1/2004 to 12/31/2004..........       0.678                0.725                    499,763
     1/1/2005 to 12/31/2005..........       0.725                0.813                    599,986
     1/1/2006 to 12/31/2006..........       0.813                0.788                    665,493
     1/1/2007 to 12/31/2007..........       0.788                0.795                    479,275
     1/1/2008 to 12/31/2008..........       0.795                0.478                    216,157
  Legg Mason Value Equity Sub-Account (Class A)
     5/1/2006 to 12/31/2006..........       0.955                1.025                    569,853
     1/1/2007 to 12/31/2007..........       1.025                0.954                    481,759
     1/1/2008 to 12/31/2008..........       0.954                0.429                    363,007
  Legg Mason Value Equity Sub-Account (Class A)/(13)/ (previously MFS(R) Investors Trust Sub-Account)
     7/2/2001 to 12/31/2001..........       0.898                0.833                    311,202
     1/1/2002 to 12/31/2002..........       0.833                0.656                    743,289
     1/1/2003 to 12/31/2003..........       0.656                0.788                    835,828
     1/1/2004 to 12/31/2004..........       0.788                0.866                  1,323,979
     1/1/2005 to 12/31/2005..........       0.866                0.916                    860,656
     1/1/2006 to 4/30/2006...........       0.916                0.960                          0
  Legg Mason Value Equity Sub-Account (Class A)/(4)/ (previously MFS(R) Research Managers Sub-Account)
     7/2/2001 to 12/31/2001..........       0.980                0.880                    129,693
     1/1/2002 to 12/31/2002..........       0.880                0.659                    437,219
     1/1/2003 to 12/31/2003..........       0.659                0.807                    703,559
     1/1/2004 to 4/30/2004...........       0.807                0.822                    621,980
  Loomis Sayles Small Cap Core Sub-Account (Class A)/(22)/ (previously Loomis Sayles Small Cap Sub-Account)
     5/2/1994 to 12/31/1994.............    1.000                0.959                  2,988,971
     1/1/1995 to 12/31/1995.............    0.959                1.219                 13,533,326
     1/1/1996 to 12/31/1996.............    1.219                1.572                 26,307,748
     1/1/1997 to 12/31/1997.............    1.572                1.936                 39,442,109
     1/1/1998 to 12/31/1998.............    1.936                1.878                 40,318,239
     1/1/1999 to 12/31/1999.............    1.878                2.441                 32,700,400
     1/1/2000 to 12/31/2000.............    2.441                2.535                 39,281,394
     1/1/2001 to 12/31/2001.............    2.535                2.280                 31,036,981
     1/1/2002 to 12/31/2002.............    2.280                1.764                 24,037,246
     1/1/2003 to 12/31/2003.............    1.764                2.375                 20,108,467
     1/1/2004 to 12/31/2004.............    2.375                2.728                 16,931,562
     1/1/2005 to 12/31/2005.............    2.728                2.877                 14,046,323
     1/1/2006 to 12/31/2006.............    2.877                3.313                 11,044,902
     1/1/2007 to 12/31/2007.............    3.313                3.657                  8,686,276
     1/1/2008 to 12/31/2008.............    3.657                2.313                  6,352,290
  Loomis Sayles Small Cap Growth Sub-Account (Class B)/(18)/ (previously Franklin Templeton Small Cap Growth
    Sub-Account)
     5/1/2001 to 12/31/2001.............    1.000                0.880                    609,228
     1/1/2002 to 12/31/2002.............    0.880                0.625                  1,263,448
     1/1/2003 to 12/31/2003.............    0.625                0.891                  1,909,751
     1/1/2004 to 12/31/2004.............    0.891                0.977                  1,713,732
     1/1/2005 to 12/31/2005.............    0.977                1.007                  1,506,541
     1/1/2006 to 12/31/2006.............    1.007                1.090                    901,547
     1/1/2007 to 12/31/2007.............    1.090                1.121                    638,144
     1/1/2008 to 12/31/2008.............    1.121                0.649                    297,746

                                                                                             NUMBER OF
                                                           ACCUMULATION                  ACCUMULATION UNITS
                                                            UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                           AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                            OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                           ------------ ---------------- ------------------
Lord Abbett Bond Debenture Sub-Account (Class B)
   5/1/2001 to 12/31/2001.................................    1.389          1.375              199,974
   1/1/2002 to 12/31/2002.................................    1.375          1.349              841,031
   1/1/2003 to 12/31/2003.................................    1.349          1.585            1,736,428
   1/1/2004 to 12/31/2004.................................    1.585          1.692            1,823,231
   1/1/2005 to 12/31/2005.................................    1.692          1.694            1,693,088
   1/1/2006 to 12/31/2006.................................    1.694          1.824            1,718,081
   1/1/2007 to 12/31/2007.................................    1.824          1.918            1,444,634
   1/1/2008 to 12/31/2008.................................    1.918          1.540              989,224
MFS(R) Research International Sub-Account (Class B)
   5/1/2001 to 12/31/2001.................................    0.972          0.848              262,000
   1/1/2002 to 12/31/2002.................................    0.848          0.738              481,522
   1/1/2003 to 12/31/2003.................................    0.738          0.962              928,006
   1/1/2004 to 12/31/2004.................................    0.962          1.134            1,446,531
   1/1/2005 to 12/31/2005.................................    1.134          1.303            1,520,771
   1/1/2006 to 12/31/2006.................................    1.303          1.627            1,515,531
   1/1/2007 to 12/31/2007.................................    1.627          1.818            1,483,739
   1/1/2008 to 12/31/2008.................................    1.818          1.034            1,165,438
MFS(R) Research International Sub-Account (Class A)/(15)/ (previously Fidelity VIP Overseas Sub-Account)
   10/1/1993 to 12/31/1993................................    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994.................................    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995.................................    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996.................................    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997.................................    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998.................................    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999.................................    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000.................................    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001.................................    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002.................................    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003.................................    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004.................................    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005.................................    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006.................................    2.911          3.392            9,241,542
   1/1/2007 to 12/31/2007.................................    3.392          3.925            7,439,815
   1/1/2008 to 11/7/2008..................................    3.925          2.199                    0
MFS(R) Research International Sub-Account (Class A)/(23)/
   11/7/2008 to 12/31/2008................................    2.198          2.224            5,690,361
MFS(R) Total Return Sub-Account (Class A)/(1)/
   9/21/1988 to 12/31/1988................................    1.042          1.063              731,349
   1/1/1989 to 12/31/1989.................................    1.063          1.249                    0
   1/1/1990 to 12/31/1990.................................    1.249          1.272           18,099,540
   1/1/1991 to 12/31/1991.................................    1.272          1.508           26,478,398
   1/1/1992 to 12/31/1992.................................    1.508          1.588           41,588,546
   1/1/1993 to 12/31/1993.................................    1.588          1.733           60,696,659
   1/1/1994 to 12/31/1994.................................    1.733          1.691           61,961,278
   1/1/1995 to 12/31/1995.................................    1.691          2.190           56,145,463
   1/1/1996 to 12/31/1996.................................    2.190          2.485           52,130,165
   1/1/1997 to 12/31/1997.................................    2.485          3.103           48,490,618
   1/1/1998 to 12/31/1998.................................    3.103          3.664           42,358,784
   1/1/1999 to 12/31/1999.................................    3.664          3.975           37,391,028
   1/1/2000 to 12/31/2000.................................    3.975          3.789           30,014,285

                                                                                       NUMBER OF
                                       ACCUMULATION                                ACCUMULATION UNITS
                                        UNIT VALUE           ACCUMULATION            OUTSTANDING AT
                                       AT BEGINNING           UNIT VALUE             END OF PERIOD
                                        OF PERIOD          AT END OF PERIOD          (IN THOUSANDS)
                                       ------------        ----------------        ------------------
    1/1/2001 to 12/31/2001...........      3.789                 3.596                 24,501,065
    1/1/2002 to 12/31/2002...........      3.596                 3.357                 19,130,634
    1/1/2003 to 12/31/2003...........      3.357                 3.875                 15,049,705
    1/1/2004 to 12/31/2004...........      3.875                 4.253                 13,288,556
    1/1/2005 to 12/31/2005...........      4.253                 4.327                 11,053,293
    1/1/2006 to 12/31/2006...........      4.327                 4.790                  8,690,741
    1/1/2007 to 12/31/2007...........      4.790                 4.932                  7,309,481
    1/1/2008 to 12/31/2008...........      4.932                 3.788                  5,071,888
 MFS(R) Total Return Sub-Account (Class A)/(2)/ (previously Balance Sub-Account)
    10/31/1994 to 12/31/1994.........      1.000                 0.997                  1,736,189
    1/1/1995 to 12/31/1995...........      0.997                 1.227                 10,987,597
    1/1/1996 to 12/31/1996...........      1.227                 1.415                 20,107,324
    1/1/1997 to 12/31/1997...........      1.415                 1.622                 28,677,041
    1/1/1998 to 12/31/1998...........      1.622                 1.747                 30,824,135
    1/1/1999 to 12/31/1999...........      1.747                 1.636                 27,038,754
    1/1/2000 to 12/31/2000...........      1.636                 1.583                 19,606,177
    1/1/2001 to 12/31/2001...........      1.583                 1.492                 17,247,901
    1/1/2002 to 12/31/2002...........      1.492                 1.273                 14,361,234
    1/1/2003 to 12/31/2003...........      1.273                 1.504                 12,665,983
    1/1/2004 to 4/30/2004............      1.504                 1.492                 12,220,963
 MFS(R) Total Return Sub-Account (Class E)/(2)/
    5/1/2004 to 12/31/2004...........     38.200                41.490                    338,825
    1/1/2005 to 12/31/2005...........     41.490                42.144                    294,937
    1/1/2006 to 12/31/2006...........     42.144                46.585                    217,164
    1/1/2007 to 12/31/2007...........     46.585                47.898                    167,289
    1/1/2008 to 12/31/2008...........     47.898                36.732                    120,624
 MFS(R) Value Sub-Account (Class E)
    5/1/2002 to 12/31/2002...........      1.186                 0.973                    793,465
    1/1/2003 to 12/31/2003...........      0.973                 1.203                  2,130,663
    1/1/2004 to 12/31/2004...........      1.203                 1.321                  2,319,472
    1/1/2005 to 12/31/2005...........      1.321                 1.284                  1,934,007
    1/1/2006 to 12/31/2006...........      1.284                 1.493                  1,222,651
    1/1/2007 to 12/31/2007...........      1.493                 1.415                    928,568
    1/1/2008 to 12/31/2008...........      1.415                 0.927                    618,583
 Met/AIM Small Cap Growth Sub-Account (Class B)
    5/1/2002 to 12/31/2002...........      1.122                 0.848                    556,582
    1/1/2003 to 12/31/2003...........      0.848                 1.162                  1,320,114
    1/1/2004 to 12/31/2004...........      1.162                 1.220                    802,132
    1/1/2005 to 12/31/2005...........      1.220                 1.303                    674,289
    1/1/2006 to 12/31/2006...........      1.303                 1.468                    392,663
    1/1/2007 to 12/31/2007...........      1.468                 1.608                    297,398
    1/1/2008 to 12/31/2008...........      1.608                 0.972                    209,723
 Met/Artisan Mid Cap Value Sub-Account (Class A)/(19)/ (previously Harris Oakmark Focused Value Sub-Account)
    10/1/1993 to 12/31/1993...........     1.125                 1.137                  4,515,611
    1/1/1994 to 12/31/1994............     1.137                 1.119                 15,572,344
    1/1/1995 to 12/31/1995............     1.119                 1.439                 19,773,057
    1/1/1996 to 12/31/1996............     1.439                 1.669                 24,345,379
    1/1/1997 to 12/31/1997............     1.669                 1.932                 24,035,279
    1/1/1998 to 12/31/1998............     1.932                 1.802                 21,347,155

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
     1/1/1999 to 12/31/1999..     1.802          1.784          17,151,815
     1/1/2000 to 12/31/2000..     1.784          2.120          15,593,693
     1/1/2001 to 12/31/2001..     2.120          2.673          23,265,733
     1/1/2002 to 12/31/2002..     2.673          2.404          22,307,958
     1/1/2003 to 12/31/2003..     2.404          3.146          20,350,274
     1/1/2004 to 12/31/2004..     3.146          3.412          17,678,283
     1/1/2005 to 12/31/2005..     3.412          3.703          14,874,735
     1/1/2006 to 12/31/2006..     3.703          4.108          10,785,440
     1/1/2007 to 12/31/2007..     4.108          3.775           7,543,368
     1/1/2008 to 12/31/2008..     3.775          2.011           5,093,889
  MetLife Aggressive Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         11.154               5,881
     1/1/2006 to 12/31/2006..    11.154         12.728              70,333
     1/1/2007 to 12/31/2007..    12.728         12.967              75,280
     1/1/2008 to 12/31/2008..    12.967          7.618              64,229
  MetLife Conservative Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.303               4,181
     1/1/2006 to 12/31/2006..    10.303         10.866               6,437
     1/1/2007 to 12/31/2007..    10.866         11.317              16,703
     1/1/2008 to 12/31/2008..    11.317          9.558              54,330
  MetLife Conservative to Moderate Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.521               2,188
     1/1/2006 to 12/31/2006..    10.521         11.359              95,025
     1/1/2007 to 12/31/2007..    11.359         11.745             113,293
     1/1/2008 to 12/31/2008..    11.745          9.084             116,642
  MetLife Mid Cap Stock Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.     1.036          1.031           1,448,527
     1/1/2002 to 12/31/2002..     1.031          0.863           2,232,301
     1/1/2003 to 12/31/2003..     0.863          1.146           2,512,009
     1/1/2004 to 12/31/2004..     1.146          1.308           2,683,144
     1/1/2005 to 12/31/2005..     1.308          1.446           2,080,739
     1/1/2006 to 12/31/2006..     1.446          1.567           1,893,215
     1/1/2007 to 12/31/2007..     1.567          1.662           1,615,496
     1/1/2008 to 12/31/2008..     1.662          1.043           1,061,301
  MetLife Moderate Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.752              55,018
     1/1/2006 to 12/31/2006..    10.752         11.864             196,707
     1/1/2007 to 12/31/2007..    11.864         12.213             345,479
     1/1/2008 to 12/31/2008..    12.213          8.599             316,897
  MetLife Moderate to Aggressive Allocation Portfolio (Class B)
     5/1/2005 to 12/31/2005..     9.999         10.978              36,461
     1/1/2006 to 12/31/2006..    10.978         12.371             185,461
     1/1/2007 to 12/31/2007..    12.371         12.674             206,402
     1/1/2008 to 12/31/2008..    12.674          8.113             111,283
  MetLife Stock Index Sub-Account (Class A)/(5)(7)/
     8/1/1992 to 12/31/1992..     1.592          1.644          21,583,607
     1/1/1993 to 12/31/1993..     1.644          1.780          11,017,884
     1/1/1994 to 12/31/1994..     1.780          1.775          14,282,355
     1/1/1995 to 12/31/1995..     1.775          2.398          15,539,609

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
     1/1/1996 to 12/31/1996..     2.398          2.898          15,623,253
     1/1/1997 to 12/31/1997..     2.898          3.788          15,874,978
     1/1/1998 to 12/31/1998..     3.788          4.781          15,292,906
     1/1/1999 to 12/31/1999..     4.781          5.678          15,111,062
     1/1/2000 to 12/31/2000..     5.678          5.096          13,740,976
     1/1/2001 to 12/31/2001..     5.096          3.682          14,020,250
     1/1/2002 to 12/31/2002..     3.682          2.822          11,436,136
     1/1/2003 to 12/31/2003..     2.822          3.569           9,542,274
     1/1/2004 to 12/31/2004..     3.569          3.892           7,653,999
     1/1/2005 to 12/31/2005..     3.892          4.018           6,132,270
     1/1/2006 to 12/31/2006..     4.018          4.577           4,820,404
     1/1/2007 to 12/31/2007..     4.577          4.752           3,888,215
     1/1/2008 to 12/31/2008..     4.752          2.949           2,822,363
  MetLife Stock Index Sub-Account (Class B)/(6)/
     1/22/2001 to 12/31/2001.     4.150          3.528             268,034
     1/1/2002 to 12/31/2002..     3.528          2.697             603,435
     1/1/2003 to 12/31/2003..     2.697          3.402             852,620
     1/1/2004 to 12/31/2004..     3.402          3.702             855,202
     1/1/2005 to 12/31/2005..     3.702          3.812             693,290
     1/1/2006 to 12/31/2006..     3.812          4.332             499,931
     1/1/2007 to 12/31/2007..     4.332          4.486             325,234
     1/1/2008 to 12/31/2008..     4.486          2.777             196,680
  Morgan Stanley EAFE(R) Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.     1.102          0.853             641,779
     1/1/2002 to 12/31/2002..     0.853          0.700           1,349,943
     1/1/2003 to 12/31/2003..     0.700          0.948           1,681,173
     1/1/2004 to 12/31/2004..     0.948          1.116           1,823,231
     1/1/2005 to 12/31/2005..     1.116          1.243           1,939,715
     1/1/2006 to 12/31/2006..     1.243          1.539           2,247,025
     1/1/2007 to 12/31/2007..     1.539          1.677           1,789,208
     1/1/2008 to 12/31/2008..     1.677          0.957           1,206,131
  Neuberger Berman Mid Cap Sub-Account (Class B)
     5/1/2001 to 12/31/2001..     1.543          1.503             245,461
     1/1/2002 to 12/31/2002..     1.503          1.336           2,012,000
     1/1/2003 to 12/31/2003..     1.336          1.795           1,750,230
     1/1/2004 to 12/31/2004..     1.795          2.172           3,099,203
     1/1/2005 to 12/31/2005..     2.172          2.398           3,489,753
     1/1/2006 to 12/31/2006..     2.398          2.631           2,793,921
     1/1/2007 to 12/31/2007..     2.631          2.679           2,020,919
     1/1/2008 to 12/31/2008..     2.679          1.388           1,546,199
  Oppenheimer Capital Appreciation Sub-Account (Class B)
     5/1/2005 to 12/31/2005..    10.024         10.888              15,335
     1/1/2006 to 12/31/2006..    10.888         11.560              23,353
     1/1/2007 to 12/31/2007..    11.560         13.034              16,529
     1/1/2008 to 12/31/2008..    13.034          6.952              19,629
  Oppenheimer Global Equity Sub-Account (Class B)
     5/1/2004 to 12/31/2004..    12.799         14.768               7,408
     1/1/2005 to 12/31/2005..    14.768         16.899              26,823
     1/1/2006 to 12/31/2006..    16.899         19.400              35,975

                                                                             NUMBER OF
                                   ACCUMULATION                          ACCUMULATION UNITS
                                    UNIT VALUE        ACCUMULATION         OUTSTANDING AT
                                   AT BEGINNING        UNIT VALUE          END OF PERIOD
                                    OF PERIOD       AT END OF PERIOD       (IN THOUSANDS)
                                   ------------     ----------------     ------------------
     1/1/2007 to 12/31/2007......     19.400             20.337                  37,572
     1/1/2008 to 12/31/2008......     20.337             11.926                  29,143
  PIMCO Inflation Protection Bond Sub-Account (Class B)
     5/1/2006 to 12/31/2006......     11.012             11.123                  23,194
     1/1/2007 to 12/31/2007......     11.123             12.158                  34,598
     1/1/2008 to 12/31/2008......     12.158             11.168                 147,426
  PIMCO Total Return Sub-Account (Class B)
     5/1/2001 to 12/31/2001......      1.001              1.054               1,887,995
     1/1/2002 to 12/31/2002......      1.054              1.137              12,468,313
     1/1/2003 to 12/31/2003......      1.137              1.170              11,969,667
     1/1/2004 to 12/31/2004......      1.170              1.212              10,308,470
     1/1/2005 to 12/31/2005......      1.212              1.222               9,832,142
     1/1/2006 to 12/31/2006......      1.222              1.260               7,127,107
     1/1/2007 to 12/31/2007......      1.260              1.337               5,704,698
     1/1/2008 to 12/31/2008......      1.337              1.325               4,830,601
  RCM Technology Sub-Account (Class B)
     5/1/2001 to 12/31/2001......      0.823              0.610                 176,284
     1/1/2002 to 12/31/2002......      0.610              0.296                 314,143
     1/1/2003 to 12/31/2003......      0.296              0.461               1,825,498
     1/1/2004 to 12/31/2004......      0.461              0.435               1,483,587
     1/1/2005 to 12/31/2005......      0.435              0.476               1,063,605
     1/1/2006 to 12/31/2006......      0.476              0.495                 801,471
     1/1/2007 to 12/31/2007......      0.495              0.642                 932,213
     1/1/2008 to 12/31/2008......      0.642              0.352                 822,638
  Russell 2000(R) Index Sub-Account (Class B)
     1/22/2001 to 12/31/2001.....      1.203              1.186               1,046,199
     1/1/2002 to 12/31/2002......      1.186              0.929               1,956,327
     1/1/2003 to 12/31/2003......      0.929              1.336               3,302,678
     1/1/2004 to 12/31/2004......      1.336              1.547               3,128,640
     1/1/2005 to 12/31/2005......      1.547              1.592               2,674,744
     1/1/2006 to 12/31/2006......      1.592              1.847               2,502,216
     1/1/2007 to 12/31/2007......      1.847              1.791               1,394,195
     1/1/2008 to 12/31/2008......      1.791              1.172               1,061,072
  SSgA Growth ETF Sub-Account (Class B)/(16)/ (previously the Cyclical Growth ETF Sub-Account)
     5/1/2006 to 12/31/2006.......    10.707             11.423                     418
     1/1/2007 to 12/31/2007.......    11.423             11.902                   3,257
     1/1/2008 to 12/31/2008.......    11.902              7.871                   1,308
  SSgA Growth and Income Sub-Account (Class B)/(17)/ (previously the Cyclical Growth and Income
    ETF Sub-Account)
     5/1/2006 to 12/31/2006.......    10.517             11.168                     422
     1/1/2007 to 12/31/2007.......    11.168             11.612                       0
     1/1/2008 to 12/31/2008.......    11.612              8.585                       0
  T. Rowe Price Large Cap Growth Sub-Account (Class B)
     5/1/2004 to 12/31/2004.......    11.198             12.138                  15,970
     1/1/2005 to 12/31/2005.......    12.138             12.733                  81,410
     1/1/2006 to 12/31/2006.......    12.733             14.182                 100,235
     1/1/2007 to 12/31/2007.......    14.182             15.271                  92,364
     1/1/2008 to 12/31/2008.......    15.271              8.738                  78,533

                                                                NUMBER OF
                              ACCUMULATION                  ACCUMULATION UNITS
                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                              ------------ ---------------- ------------------
 T. Rowe Price Mid Cap Growth Sub-Account (Class B)
    5/1/2001 to 12/31/2001...     0.981          0.824             822,978
    1/1/2002 to 12/31/2002...     0.824          0.455           1,945,971
    1/1/2003 to 12/31/2003...     0.455          0.613           3,614,693
    1/1/2004 to 12/31/2004...     0.613          0.713           4,658,094
    1/1/2005 to 12/31/2005...     0.713          0.806           4,162,391
    1/1/2006 to 12/31/2006...     0.806          0.845           3,391,728
    1/1/2007 to 12/31/2007...     0.845          0.980           3,030,184
    1/1/2008 to 12/31/2008...     0.980          0.583           2,231,230
 T. Rowe Price Small Cap Growth Sub-Account (Class B)
    5/1/2004 to 12/31/2004...    12.426         13.252               1,999
    1/1/2005 to 12/31/2005...    13.252         14.476               7,208
    1/1/2006 to 12/31/2006...    14.476         14.800              21,181
    1/1/2007 to 12/31/2007...    14.800         15.993              18,252
    1/1/2008 to 12/31/2008...    15.993         10.048              15,624
 Western Asset Management Strategic Bond Opportunities Sub-Account (Class A)
    10/31/1994 to 12/31/1994.     1.000          0.984           1,124,133
    1/1/1995 to 12/31/1995...     0.984          1.159           6,132,563
    1/1/1996 to 12/31/1996...     1.159          1.307          15,034,554
    1/1/1997 to 12/31/1997...     1.307          1.433          23,074,669
    1/1/1998 to 12/31/1998...     1.433          1.442          24,945,159
    1/1/1999 to 12/31/1999...     1.442          1.443          20,278,882
    1/1/2000 to 12/31/2000...     1.443          1.527          16,337,092
    1/1/2001 to 12/31/2001...     1.527          1.609          14,811,810
    1/1/2002 to 12/31/2002...     1.609          1.740          12,769,969
    1/1/2003 to 12/31/2003...     1.740          1.933          12,195,522
    1/1/2004 to 12/31/2004...     1.933          2.034          10,800,354
    1/1/2005 to 12/31/2005...     2.034          2.063           9,727,358
    1/1/2006 to 12/31/2006...     2.063          2.139           7,388,018
    1/1/2007 to 12/31/2007...     2.139          2.195           6,055,761
    1/1/2008 to 12/31/2008...     2.195          1.840           4,034,283
 Western Asset Management U.S. Government Sub-Account (Class A)
    10/31/1994 to 12/31/1994.     1.000          1.004             910,020
    1/1/1995 to 12/31/1995...     1.004          1.139           4,495,184
    1/1/1996 to 12/31/1996...     1.139          1.161           5,785,148
    1/1/1997 to 12/31/1997...     1.161          1.242           8,616,135
    1/1/1998 to 12/31/1998...     1.242          1.319          12,796,204
    1/1/1999 to 12/31/1999...     1.319          1.304          10,314,952
    1/1/2000 to 12/31/2000...     1.304          1.421           8,874,230
    1/1/2001 to 12/31/2001...     1.421          1.496          10,827,033
    1/1/2002 to 12/31/2002...     1.496          1.593          14,892,461
    1/1/2003 to 12/31/2003...     1.593          1.598          11,075,788
    1/1/2004 to 12/31/2004...     1.598          1.624           8,131,240
    1/1/2005 to 12/31/2005...     1.624          1.630           6,359,030
    1/1/2006 to 12/31/2006...     1.630          1.675           4,200,467
    1/1/2007 to 12/31/2007...     1.675          1.724           3,044,141
    1/1/2008 to 12/31/2008...     1.724          1.695           2,029,424
 Zenith Equity Sub-Account (Class A)/(3)/
    9/16/1988 to 12/31/1988..     4.645          4.612             439,393

                                                                                                    NUMBER OF
                                                                  ACCUMULATION                  ACCUMULATION UNITS
                                                                   UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                                  AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                                   OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                                  ------------ ---------------- ------------------
   1/1/1989 to 12/31/1989........................................     4.612          5.950                   0
   1/1/1990 to 12/31/1990........................................     5.950          5.666          12,591,788
   1/1/1991 to 12/31/1991........................................     5.666          8.608          21,719,884
   1/1/1992 to 12/31/1992........................................     8.608          7.978          33,645,983
   1/1/1993 to 12/31/1993........................................     7.978          9.050          40,091,665
   1/1/1994 to 12/31/1994........................................     9.050          8.298          43,592,961
   1/1/1995 to 12/31/1995........................................     8.298         11.300          41,663,900
   1/1/1996 to 12/31/1996........................................    11.300         13.496          41,363,155
   1/1/1997 to 12/31/1997........................................    13.496         16.442          40,200,592
   1/1/1998 to 12/31/1998........................................    16.442         21.752          33,502,039
   1/1/1999 to 12/31/1999........................................    21.752         24.831          38,236,116
   1/1/2000 to 12/31/2000........................................    24.831         23.359          27,364,614
   1/1/2001 to 12/31/2001........................................    23.359         19.257          22,565,710
   1/1/2002 to 12/31/2002........................................    19.257         14.832          17,578,438
   1/1/2003 to 12/31/2003........................................    14.832         19.235          14,440,815
   1/1/2004 to 12/31/2004........................................    19.235         21.064          11,979,638
   1/1/2005 to 12/31/2005........................................    21.064         22.892           9,937,720
   1/1/2006 to 12/31/2006........................................    22.892         24.456           7,924,053
   1/1/2007 to 12/31/2007........................................    24.456         25.394           6,395,673
   1/1/2008 to 12/31/2008........................................    25.394         15.401           4,869,966
                                                                           1.60% VARIABLE ACCOUNT CHARGE
                                                                  ------------------------------------------------
American Funds Bond Sub-Account (Class 2)
   5/1/2006 to 12/31/2006........................................    14.561         15.264              16,105
   1/1/2007 to 12/31/2007........................................    15.264         15.520              47,929
   1/1/2008 to 12/31/2008........................................    15.520         13.845              52,814
American Funds Global Small Capitalization Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................     1.479          1.345             284,714
   1/1/2002 to 12/31/2002........................................     1.345          1.071           1,031,114
   1/1/2003 to 12/31/2003........................................     1.071          1.619           1,421,682
   1/1/2004 to 12/31/2004........................................     1.619          1.926           2,017,772
   1/1/2005 to 12/31/2005........................................     1.926          2.376           2,351,449
   1/1/2006 to 12/31/2006........................................     2.376          2.901           2,577,549
   1/1/2007 to 12/31/2007........................................     2.901          3.466           3,066,944
   1/1/2008 to 12/31/2008........................................     3.466          1.585           1,832,329
American Funds Growth Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................    13.039         11.078             261,891
   1/1/2002 to 12/31/2002........................................    11.078          8.236             986,402
   1/1/2003 to 12/31/2003........................................     8.236         11.089           1,552,153
   1/1/2004 to 12/31/2004........................................    11.089         12.276           1,588,660
   1/1/2005 to 12/31/2005........................................    12.276         14.038           1,492,261
   1/1/2006 to 12/31/2006........................................    14.038         15.228           1,204,731
   1/1/2007 to 12/31/2007........................................    15.228         16.835           1,039,150
   1/1/2008 to 12/31/2008........................................    16.835          9.282             660,933
American Funds Growth-Income Sub-Account (Class 2)
   5/1/2001 to 12/31/2001........................................     8.544          8.240             315,481
   1/1/2002 to 12/31/2002........................................     8.240          6.622             999,190
   1/1/2003 to 12/31/2003........................................     6.622          8.630           1,454,819
   1/1/2004 to 12/31/2004........................................     8.630          9.374           1,495,376
   1/1/2005 to 12/31/2005........................................     9.374          9.763           1,389,278

                                                               NUMBER OF
                             ACCUMULATION                  ACCUMULATION UNITS
                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------ ---------------- ------------------
                                      1.60% VARIABLE ACCOUNT CHARGE
                             ------------------------------------------------
     1/1/2006 to 12/31/2006.     9.763         11.069          1,076,545
     1/1/2007 to 12/31/2007.    11.069         11.442            802,576
     1/1/2008 to 12/31/2008.    11.442          6.998            552,127

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. Effective on or about May 1, 2009, one of these portfolios of the Metropolitan Fund merged with and into a portfolio of Met Investors Series Trust.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. Information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution. Effective January 7, 2008, FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio. Effective May 1, 2009, Julius Baer International Stock Portfolio changed its name to Artio International Stock Portfolio.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger. Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities

    Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.
/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.
/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/Previously, the BlackRock Large Cap Sub-Account. On or about April 30,
      2007, the BlackRock Large Cap Portfolio that had been offered as an Eligible Fund through that date, merged with and into the BlackRock Large Cap Core Portfolio. Information shown for the BlackRock Large Cap Core Sub-Account (formerly the BlackRock Investment Trust Sub-Account) reflects the accumulation unit value history of the BlackRock Large Cap Sub-Account through the date of the merger.
/(15)/Previously, the Fidelity VIP Overseas Sub-Account. On November 7, 2008, the MFS(R) Research International Portfolio--Class A was substituted for the Fidelity VIP Overseas Portfolio--Initial Class. Information shown for the MFS(R) Research International Sub-Account reflects the accumulation unit value history of the Fidelity VIP Overseas Sub-Account through the date of the substitution.
/(16)/Effective September 2, 2008, Cyclical Growth ETF Portfolio changed its name to SSgA Growth Portfolio.
/(17)/Effective September 2, 2008, Cyclical Growth and Income ETF Portfolio
     changed its name to SSgA Growth and Income Portfolio.
/(18)/Effective January 5, 2009, Franklin Templeton Small Cap Growth Portfolio
      changed its name to Loomis Sayles Small Cap Growth Portfolio. /(19)/Effective May 1, 2009, Harris Oakmark Focused Value Portfolio changed its name to Met/Artisan Mid Cap Value Portfolio.
/(20)/Effective May 1, 2009, Lehman Brothers(R) Aggregate Bond Index Portfolio
      changed its name to Barclays Capital Aggregate Bond Index Portfolio. /(21)/Previously, the FI Large Cap Sub-Account. Effective May 4, 2009, the FI
      Large Cap Portfolio that had been offered as an Eligible Fund through that date, merged with and into the BlackRock Legacy Large Cap Growth Portfolio. Information shown for the BlackRock Legacy Large Cap Growth Sub-Account (Class B) reflects the accumulation unit value history of the FI Large Cap Sub-Account through the date of the merger.
/(22)/Effective May 1, 2009 the Loomis Sayles Small Cap Portfolio changed its name to Loomis Sayles Small Cap Core Portfolio.
/(23)/Class A shares of MFS(R) Research International were substituted for the Fidelity VIP Overseas Portfolio Initial Class on November 7, 2008. Class A shares are not available for allocation of new purchase payments or transfer of Contract Value (excluding existing rebalancing or dollar cost averaging programs in existence as of April 28, 2008).

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                           CONTRACTS USED WITH TAX
       JURISDICTION       QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
       ------------       -------------------------- -------------------
       California........            0.50%*                 2.35%
       Florida/(1)/......            1.00%                  1.00%
       Maine.............              --                   2.00%
       Nevada............              --                   3.50%
       Puerto Rico.......            1.00%                  1.00%
       South Dakota/(2)/.              --                   1.25%
       West Virginia.....            1.00%                  1.00%
       Wyoming...........              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

/(1)/Annuity premiums are exempt from taxation provided that the tax savings are passed back to the contract holders. Otherwise, they are taxable at 1.0%.
/(2)/Special rate applies for large case life and annuity policies. Rate is 8/100 of 1% for that portion of life insurance premiums exceeding $100,000 per policy annually and 8/100 of 1% for that portion of the annuity considerations received on a contract exceeding $500,000 annually. Special Rate on large case policies is not subject to retaliation. Special tax rate of 1.25% applies to life insurance policies with a face value of $7,000 or less.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-7
      CALCULATION OF YIELDS........................................  II-8
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS............................................. II-10
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-12
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....     1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.    F1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                        SUPPLEMENT DATED APRIL 28, 2008
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated April 28, 2008, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement, because of state law variations. These differences include free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments and the right to assess transfer fees. This supplement updates certain material information in the prospectus. However, there is also a Contract and endorsements which are separate documents from this supplement. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

CIVIL UNIONS

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes of 0% to 3.5% may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%   1.27%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%   1.27%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2009, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2007, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                              DISTRIBUTION                                   CONTRACTUAL
                                                 AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                   MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                       FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                    ---------- ------------ -------- ------------  --------- ------------- ------------
AMERICAN FUNDS INSURANCE
  SERIES(R)/(4)/
American Funds Bond Fund..........    .40%        .25%       .01%        0%          .66%         0%           .66%
American Funds Global Small
  Capitalization Fund.............    .70%        .25%       .03%        0%          .98%         0%           .98%
American Funds Growth Fund........    .32%        .25%       .01%        0%          .58%         0%           .58%
American Funds Growth-Income
  Fund............................    .26%        .25%       .01%        0%          .52%         0%           .52%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS/(4)/
Equity-Income Portfolio...........    .46%          0%       .09%        0%          .55%         0%           .55%
Overseas Portfolio/(5)/...........    .71%          0%       .14%        0%          .85%         0%           .85%

MET INVESTORS SERIES TRUST/(4)/
BlackRock Large Cap Core
  Portfolio.......................    .58%        .25%       .06%        0%          .89%         0%           .89%
Clarion Global Real Estate
  Portfolio.......................    .61%        .25%       .04%        0%          .90%         0%           .90%
Harris Oakmark International
  Portfolio.......................    .77%        .15%       .08%        0%         1.00%         0%          1.00%
Janus Forty Portfolio.............    .65%        .25%       .06%        0%          .96%         0%           .96%
Lazard Mid Cap Portfolio..........    .69%        .25%       .06%        0%         1.00%         0%          1.00%
Legg Mason Partners Aggressive
  Growth Portfolio................    .62%        .25%       .05%        0%          .92%         0%           .92%
Legg Mason Value Equity
  Portfolio.......................    .63%          0%       .04%        0%          .67%         0%           .67%
Lord Abbett Bond Debenture
  Portfolio.......................    .49%        .25%       .04%        0%          .78%         0%           .78%
Met/AIM Small Cap Growth
  Portfolio.......................    .86%        .25%       .06%        0%         1.17%         0%          1.17%
MFS(R) Research International
  Portfolio.......................    .70%        .25%       .09%        0%         1.04%         0%          1.04%
Oppenheimer Capital Appreciation
  Portfolio.......................    .58%        .25%       .06%        0%          .89%         0%           .89%
PIMCO Inflation Protected Bond
  Portfolio.......................    .50%        .25%       .05%        0%          .80%         0%           .80%
PIMCO Total Return Portfolio/(6)/.    .48%        .25%       .04%        0%          .77%         0%           .77%
RCM Technology Portfolio..........    .88%        .25%       .14%        0%         1.27%         0%          1.27%
T. Rowe Price Mid Cap Growth
  Portfolio.......................    .75%        .25%       .05%        0%         1.05%         0%          1.05%

                                                  DISTRIBUTION                                   CONTRACTUAL
                                                     AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                    SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                       MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                           FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                        ---------- ------------ -------- ------------  --------- ------------- ------------
METROPOLITAN SERIES FUND, INC./(4)/
BlackRock Aggressive Growth
  Portfolio...........................    .71%        .25%       .05%         0%        1.01%          0%         1.01%
BlackRock Bond Income
  Portfolio/(7)/......................    .38%          0%       .06%         0%         .44%        .01%          .43%
BlackRock Diversified Portfolio.......    .44%        .25%       .06%         0%         .75%          0%          .75%
BlackRock Large Cap Value
  Portfolio...........................    .68%        .15%       .06%         0%         .89%          0%          .89%
BlackRock Legacy Large Cap
  Growth Portfolio....................    .73%          0%       .06%         0%         .79%          0%          .79%
BlackRock Money Market
  Portfolio/(8)/......................    .33%          0%       .07%         0%         .40%        .01%          .39%
BlackRock Strategic Value
  Portfolio...........................    .82%          0%       .06%         0%         .88%          0%          .88%
Davis Venture Value Portfolio.........    .69%          0%       .04%         0%         .73%          0%          .73%
FI Large Cap Portfolio................    .77%        .25%       .07%         0%        1.09%          0%         1.09%
FI Mid Cap Opportunities
  Portfolio...........................    .68%        .25%       .05%         0%         .98%          0%          .98%
FI Value Leaders Portfolio............    .64%          0%       .07%         0%         .71%          0%          .71%
Franklin Templeton Small Cap
  Growth Portfolio....................    .90%        .25%       .11%         0%        1.26%          0%         1.26%
Harris Oakmark Focused Value
  Portfolio...........................    .72%          0%       .04%         0%         .76%          0%          .76%
Jennison Growth Portfolio.............    .63%          0%       .04%         0%         .67%          0%          .67%
Julius Baer International Stock
  Portfolio/(9)/......................    .84%          0%       .12%         0%         .96%        .04%          .92%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio/(10)/...............    .25%        .25%       .05%         0%         .55%        .01%          .54%
Loomis Sayles Small Cap
  Portfolio/(11)/.....................    .90%          0%       .05%         0%         .95%        .05%          .90%
MetLife Mid Cap Stock Index
  Portfolio /(17)/....................    .25%        .25%       .07%       .01%         .58%        .01%          .57%
MetLife Stock Index Portfolio --
  Class A/(12)(17)/...................    .25%          0%       .04%         0%         .29%        .01%          .28%
MetLife Stock Index Portfolio --
  Class B/(13)(17)/...................    .25%        .25%       .04%         0%         .54%        .01%          .53%
MFS(R) Total Return Portfolio --
  Class A/(14)/.......................    .53%          0%       .05%         0%         .58%          0%          .58%
MFS(R) Total Return Portfolio --
  Class E/(14)/.......................    .53%        .15%       .05%         0%         .73%          0%          .73%
MFS(R) Value Portfolio/(15)/..........    .72%        .15%       .05%         0%         .92%        .07%          .85%
Morgan Stanley EAFE(R) Index
  Portfolio/(16)/.....................    .30%        .25%       .12%       .01%         .68%        .01%          .67%
Neuberger Berman Mid Cap Value
  Portfolio...........................    .64%        .25%       .05%         0%         .94%          0%          .94%
Oppenheimer Global Equity
  Portfolio...........................    .51%        .25%       .10%         0%         .86%          0%          .86%
Russell 2000(R) Index Portfolio/(17)/.    .25%        .25%       .07%       .01%         .58%        .01%          .57%

                                                DISTRIBUTION                                   CONTRACTUAL
                                                   AND/OR               ACQUIRED      TOTAL    FEE WAIVER    NET TOTAL
                                                  SERVICE              FUND FEES     ANNUAL      AND/OR        ANNUAL
                                     MANAGEMENT   (12B-1)     OTHER       AND       OPERATING    EXPENSE     OPERATING
UNDERLYING FUND                         FEE         FEES     EXPENSES EXPENSES/(2)/ EXPENSES  REIMBURSEMENT EXPENSES/(3)/
---------------                      ---------- ------------ -------- ------------  --------- ------------- ------------
T. Rowe Price Large Cap Growth
  Portfolio.........................    .60%        .25%       .07%         0%         .92%          0%          .92%
T. Rowe Price Small Cap Growth
  Portfolio.........................    .51%        .25%       .08%         0%         .84%          0%          .84%
Western Asset Management
  Strategic Bond Opportunities
  Portfolio.........................    .61%          0%       .05%         0%         .66%          0%          .66%
Western Asset Management U.S.
  Government Portfolio..............    .49%          0%       .05%         0%         .54%          0%          .54%
Zenith Equity Portfolio/(18)/.......      0%          0%       .01%       .70%         .71%          0%          .71%

METROPOLITAN FUND-ASSET
  ALLOCATION PORTFOLIOS/(4)/
MetLife Conservative Allocation
  Portfolio/(19)(20)/...............    .10%        .25%       .05%       .59%         .99%        .05%          .94%
MetLife Conservative to Moderate
  Allocation Portfolio/(19)(20)/....    .10%        .25%       .01%       .64%        1.00%        .01%          .99%
MetLife Moderate Allocation
  Portfolio/(19)(20)/...............    .08%        .25%       .01%       .67%        1.01%          0%         1.01%
MetLife Moderate to Aggressive
  Allocation Portfolio/(19)(20)/....    .08%        .25%       .01%       .70%        1.04%          0%         1.04%
MetLife Aggressive Allocation
  Portfolio/(19)(20)/...............    .10%        .25%       .04%       .73%        1.12%        .04%         1.08%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS/(4)/
Cyclical Growth and Income ETF
  Portfolio/(21)/...................    .45%        .25%       .09%       .23%        1.02%          0%         1.02%
Cyclical Growth ETF Portfolio/(21)/.    .45%        .25%       .08%       .24%        1.02%          0%         1.02%

--------
/(1)/The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.
/(2)/Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
/(3)/Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus Supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
/(4)/Our Affiliate, Metlife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Fund, including the Metropolitan Fund Asset Allocation Portfolios. Our Affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.
/(5)/Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).
/(6)/The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.

/(7)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.325% for the amounts over $1 billion but less than $2 billion.
/(8)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
/(9)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.81% for the first $500 million of the Portfolio's average daily net assets and 0.78% for the next $500 million.
/(10)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
/(11)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.05%.
/(12)/For Contracts issued prior to May 1, 1995, the MetLife Stock Index
      Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.
/(13)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase and the MetLife Stock Portfolio Class A is available during the annuity phase.
/(14)/For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio
      Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.
/(15)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
/(16)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.
/(17)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
/(18)/This Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Fund the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(19)/This Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Fund and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.
/(20)/MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 29, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerages costs, taxes, interest and any extraordinary expenses to 0.35%.
/(21)/The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $873  $1,372  $1,888   $3,150
    (b).....................................  $779  $1,086  $1,407   $2,149

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $275   $844   $1,437   $3,038
    (b).....................................  $175   $542   $  933   $2,025

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.073% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-33).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is both capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio's investment objective is reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

FIDELITY(R) VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio's investment objective is long-term growth of capital.

   Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).

   We intend to substitute the MFS(R) Research International Portfolio (Class
A) of the Met Investors Series Trust for the Fidelity(R) VIP Overseas Portfolio (Initial Class) once we receive necessary approvals. We anticipate these substitutions will occur on or about November 10, 2008. Please see the notice under "Additional Information Regarding Underlying Funds."

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE CAP CORE PORTFOLIO

   The BlackRock Large Cap Core Portfolio's investment objective is long-term capital growth.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

CLARION GLOBAL REAL ESTATE PORTFOLIO (FORMERLY NEUBERGER BERMAN REAL ESTATE PORTFOLIO)

   The Clarion Global Real Estate Portfolio's investment objective is total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

JULIUS BAER INTERNATIONAL STOCK PORTFOLIO (FORMERLY FI INTERNATIONAL STOCK PORTFOLIO)

   The Julius Baer International Stock Portfolio's investment objective is long-term growth of capital.

LAZARD MID CAP PORTFOLIO

   The Lazard Mid Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term growth of capital.

LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers(R) Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers(R) Aggregate Bond Index.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS(R) VALUE PORTFOLIO (FORMERLY HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO)

   The MFS(R) Value Portfolio's investment objective is capital appreciation and reasonable income.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO

   The RCM Technology Portfolio's investment objective is capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                Subadviser
---------                                ----------
BlackRock Aggressive Growth              BlackRock Advisors, LLC
BlackRock Bond Income                    BlackRock Advisors, LLC
BlackRock Diversified                    BlackRock Advisors, LLC
BlackRock Large Cap Value                BlackRock Advisors, LLC
BlackRock Legacy Large Cap Growth        BlackRock Advisors, LLC
BlackRock Money Market                   BlackRock Advisors, LLC
BlackRock Strategic Value                BlackRock Advisors, LLC
Davis Venture Value                      Davis Selected Advisers, L.P./(1)/
Julius Baer International Stock          Julius Baer Investment Management LLC/(2)/
FI Large Cap                             Pyramis Global Advisors, LLC/(3)/
FI Mid Cap Opportunities                 Pyramis Global Advisors, LLC/(3)/
FI Value Leaders                         Pyramis Global Advisors, LLC/(3)/
Franklin Templeton Small Cap Growth      Franklin Advisers, Inc.
Harris Oakmark Focused Value             Harris Associates L.P.
Jennison Growth                          Jennison Associates LLC
Lehman Brothers(R) Aggregate Bond Index  MetLife Investment Advisors Company, LLC
Loomis Sayles Small Cap                  Loomis, Sayles & Company, L.P.

Portfolio                                              Subadviser
---------                                              ----------
MFS(R) Total Return                                    Massachusetts Financial Services Company
MFS(R) Value/(4)/                                      Massachusetts Financial Services Company/(4)/
MetLife Mid Cap Stock Index                            MetLife Investment Advisors Company, LLC
MetLife Stock Index                                    MetLife Investment Advisors Company, LLC
Morgan Stanley EAFE(R) Index                           MetLife Investment Advisors Company, LLC
Neuberger Berman Mid Cap Value                         Neuberger Berman Management, Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(4)/                                     N/A/(5)/
MetLife Aggressive Allocation/(5)/                     N/A/(6)/
MetLife Conservative Allocation/(5)/                   N/A/(6)/
MetLife Conservative to Moderate Allocation/(5)/       N/A/(6)/
MetLife Moderate Allocation/(5)/                       N/A/(6)/
MetLife Moderate to Aggressive Allocation/(5)/         N/A/(6)/

--------
/(1)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(2)/Effective January 7, 2008, the FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio and Julius Bear Investment Management LLC replaced Fidelity Management & Research Company as subadviser.

/(3)/Effective April 28, 2008, Pyramis Global Advisors, LLC replaced Fidelity
    Management & Research Company as subadviser.

/(4)/Effective January 7, 2008, the Harris Oakmark Large Cap Value Portfolio changed its name to MFS(R) Value Portfolio and Massachusetts Financial Services Company replaced Harris Associates L.P. as subadviser.

/(5)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(6)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

 Portfolio                        Adviser (Subadviser)
 ---------                        --------------------
 BlackRock Large Cap Core         BlackRock Advisors, LLC
 Clarion Global Real Estate/(1)/  ING Clarion Real Estate Services, L.P./(1)/
 Harris Oakmark International     Harris Associates L.P.
 Janus Forty Portfolio            Janus Capital Management LLC

Portfolio                              Adviser (Subadviser)
---------                              --------------------
Lazard Mid Cap                         Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth  ClearBridge Advisors, LLC/(3)/
Legg Mason Value Equity                Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture             Lord, Abbett & Co. LLC
MFS(R) Research International          Massachusetts Financial Services Company
Met/AIM Small Cap Growth               Invesco Aim Capital Management, Inc./(2)/
Oppenheimer Capital Appreciation       OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond         Pacific Investment Management Company LLC
PIMCO Total Return                     Pacific Investment Management Company LLC
RCM Technology                         RCM Capital Management LLC
T. Rowe Price Mid Cap Growth           T. Rowe Price Associates, Inc.
Cyclical Growth and Income ETF         Gallatin Asset Management, Inc.
Cyclical Growth ETF                    Gallatin Asset Management, Inc.

--------
/(1)/Effective April 28, 2008, Neuberger Berman Real Estate Portfolio changed its name to Clarion Global Real Estate Portfolio and ING Clarion Real Estate Services, L.P. replaced Neuberger Berman Management Inc. as subadviser.
/(2)/Effective March 31, 2008, Aim Capital Management, Inc. changed its name to
     Invesco Aim Capital Management, Inc.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the

Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms. These selling firms may receive payments from the Eligible Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Eligible Funds.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value, Davis Venture Value, Julius Baer International Stock, FI Value Leaders, Harris Oakmark Focused Value, Jennison Growth, Loomis Sayles Small Cap, MFS(R) Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Western Asset Management

       Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the BlackRock Aggressive Growth, BlackRock Diversified, FI Large Cap Portfolio, FI Mid Cap Opportunities, Franklin Templeton Small Cap Growth, Lehman Brothers(R) Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the MFS(R) Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    . For Fidelity(R) Variable Insurance Products, we offer Initial Class only. Effective April 28, 2008, the Fidelity VIP Overseas Portfolio is no longer available for allocations of new purchase payments or transfer of Contract Value (excluding existing rebalancing and dollar cost averaging programs in existence at the time of closing).

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, BlackRock Strategic Value Portfolio, Clarion Global Real Estate Portfolio, Julius Baer International Stock Portfolio, Franklin-Templeton Small Cap Growth Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, VIP Overseas Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

PURCHASE PAYMENTS

    . If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your Contract.

SUSPENSION OF PAYMENTS

   We will normally pay withdrawal or loan proceeds within seven days after receipt of a request at our Annuity Administrative Office, but we may delay payment, by law, under certain circumstances. We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between subaccounts and the Fixed Account when permitted under applicable federal laws, rules and regulations. Current Federal law permits such suspension or postponement if; (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists, as determined by the Securities and Exchange Commission, so that it is not practicable to dispose of securities held in the Variable Account or to determine the value of its assets, or; (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any requests for withdrawals, surrenders, loan, or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your Contract to government regulators.

   We may also withhold payment of surrender or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

CONTINGENT DEFERRED SALES CHARGE

   A Contingent Deferred Sales Charge will be imposed in the event of certain partial and full surrenders (including surrenders pursuant to a request to divide the assets of the Contract due to divorce) and applications of proceeds to certain payment options prior to the Maturity Date.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Clarion Global Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2008, $5,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,500 for 2008. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

   In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

   If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                                 VOTING RIGHTS

   We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

   Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a sub-account and the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

   We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which we have received voting instructions.

   We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

   The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote.

   New England Securities Corporation, the Distributor, is a member of the Financial Industry Regulatory Authority (FINRA). The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. An investor brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

           ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS NOTICE

   NOTE: ON OR ABOUT NOVEMBER 10, 2008, THE COMPANY INTENDS TO REMOVE A CERTAIN VARIABLE INVESTMENT OPTION ("EXISTING FUND") AND SUBSTITUTE A NEW OPTION ("REPLACEMENT FUND") AS SHOWN BELOW.

   The Company believes that the proposed substitution is in the best interest of Contract Owners. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. To the extent required by law, approval of the proposed substitution will have been obtained from the SEC and state insurance regulators in certain jurisdictions.

   The proposed substitution and respective adviser and/or sub-adviser for the portfolios are:

             EXISTING FUND AND CURRENT
             ADVISER (WITH CURRENT      REPLACEMENT FUND AND
             SUB-ADVISER AS NOTED)      SUB-ADVISER
             -------------------------  -------------------------
             Fidelity(R) Variable       Met Investors Series
             Insurance Products--VIP    Trust--MFS(R) Research
             Overseas Portfolio         International Portfolio
             (Initial Class)            (Class A)
             Fidelity Management &      Massachusetts Financial
             Research                   Services Company
             Company (Fidelity
             International Investment
             Advisers,
             Fidelity International
             Investment Advisors (UK)
             Limited, Fidelity
             Management & Research
             (U.K.) Inc., Fidelity
             Research & Analysis
             Company, FMR Co., Inc.
             and Fidelity Investments
             Japan Limited)

Please note that:

  . No action is required on your part at this time. You will not need to file a new election or take any immediate action.

  . The elections you have on file for allocating your Contract Value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

  . You may transfer amounts in your Contract among the Eligible Funds and the fixed Account as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract Owners or agents of Contract Owners.

  . If you make one transfer from the Existing Fund into one or more other Eligible Fund before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

  . On the effective date of the substitution, your Contract Value in the Eligible Fund will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

  .  There will be no tax consequences to you.

   In connection with the substitution, we will send you a prospectus for Met Investors Series Trust, as well as notice of the actual date of the substitution and confirmation of transfer.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2007 for each Sub-account of The New England Variable Account.

                                                 1.35% VARIABLE ACCOUNT CHARGE
                                        ------------------------------------------------
                                                                          NUMBER OF
                                        ACCUMULATION                  ACCUMULATION UNITS
                                         UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                        AT BEGINNING    UNIT VALUE      END OF PERIOD
                                         OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                        ------------ ---------------- ------------------
Fidelity VIP Equity-Income Sub-Account
   10/1/1993* to 12/31/1993............    1.980          1.992            5,649,743
   1/1/1994 to 12/31/1994..............    1.992          2.104           25,852,849
   1/1/1995 to 12/31/1995..............    2.104          2.804           38,010,655
   1/1/1996 to 12/31/1996..............    2.804          3.162           44,037,798
   1/1/1997 to 12/31/1997..............    3.162          3.996           45,104,192
   1/1/1998 to 12/31/1998..............    3.996          4.401           42,926,506
   1/1/1999 to 12/31/1999..............    4.401          4.617           37,676,846
   1/1/2000 to 12/31/2000..............    4.617          4.939           28,617,928
   1/1/2001 to 12/31/2001..............    4.939          4.631           24,545,075
   1/1/2002 to 12/31/2002..............    4.631          3.794           19,947,966
   1/1/2003 to 12/31/2003..............    3.794          4.879           16,865,067
   1/1/2004 to 12/31/2004..............    4.879          5.368           13,982,830
   1/1/2005 to 12/31/2005..............    5.368          5.607           11,401,848
   1/1/2006 to 12/31/2006..............    5.607          6.649            9,106,833
   1/1/2007 to 12/31/2007..............    6.649          6.660            6,818,806
Fidelity VIP Overseas Sub-Account
   10/1/1993* to 12/31/1993............    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994..............    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995..............    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996..............    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997..............    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998..............    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999..............    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000..............    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001..............    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002..............    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003..............    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004..............    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005..............    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006..............    2.911          3.392            9,241,542
   1/1/2007 to 12/31/2007..............    3.392          3.925            7,439,815

--------
*  Date these Sub-accounts were first available.

                                                                                  NUMBER OF
                                                ACCUMULATION                  ACCUMULATION UNITS
                                                 UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                 OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                ------------ ---------------- ------------------
BlackRock Aggressive Growth Sub-Account
   5/1/2004* to 12/31/2004.....................     33.837         37.527              1,917
   1/1/2005 to 12/31/2005......................     37.527         40.888              2,225
   1/1/2006 to 12/31/2006......................     40.888         42.951              1,679
   1/1/2007 to 12/31/2007......................     42.951         50.946              3,918
BlackRock Bond Income Sub-Account
   10/5/1988* to 12/31/1988....................      1.631          1.634            299,002
   1/1/1989 to 12/31/1989......................      1.634          1.810          4,287,540
   1/1/1990 to 12/31/1990......................      1.810          1.930         10,139,527
   1/1/1991 to 12/31/1991......................      1.930          2.247         17,797,335
   1/1/1992 to 12/31/1992......................      2.247          2.398         28,871,719
   1/1/1993 to 12/31/1993......................      2.398          2.664         41,939,487
   1/1/1994 to 12/31/1994......................      2.664          2.540         41,657,182
   1/1/1995 to 12/31/1995......................      2.540          3.037         42,231,987
   1/1/1996 to 12/31/1996......................      3.037          3.134         41,138,874
   1/1/1997 to 12/31/1997......................      3.134          3.429         37,260,367
   1/1/1998 to 12/31/1998......................      3.429          3.689         38,630,894
   1/1/1999 to 12/31/1999......................      3.689          3.622         32,707,422
   1/1/2000 to 12/31/2000......................      3.622          3.865         25,348,903
   1/1/2001 to 12/31/2001......................      3.865          4.149         25,107,756
   1/1/2002 to 12/31/2002......................      4.149          4.439         21,965,782
   1/1/2003 to 12/31/2003......................      4.439          4.636         17,110,556
   1/1/2004 to 12/31/2004......................      4.636          4.776         13,806,056
   1/1/2005 to 12/31/2005......................      4.776          4.826         11,248,007
   1/1/2006 to 12/31/2006......................      4.826          4.972          8,289,225
   1/1/2007 to 12/31/2007......................      4.972          5.213          6,912,297
BlackRock Diversified Sub-Account
   5/1/2004* to 12/31/2004.....................     35.648         38.475              3,077
   1/1/2005 to 12/31/2005......................     38.475         39.030                846
   1/1/2006 to 12/31/2006......................     39.030         42.454              1,423
   1/1/2007 to 12/31/2007......................     42.454         44.234              4,028
BlackRock Large Cap Core Sub-Account (Class B)
   4/30/2007* to 12/31/2007....................   7.903839       7.974359             39,929
BlackRock Large Cap Sub-Account/(14)/
   5/1/2001* to 12/31/2001.....................      7.438          6.526             31,594
   1/1/2002 to 12/31/2002......................      6.526          4.746             39,946
   1/1/2003 to 12/31/2003......................      4.746          6.083             80,379
   1/1/2004 to 12/31/2004......................      6.083          6.637             65,779
   1/1/2005 to 12/31/2005......................      6.637          6.766             70,894
   1/1/2006 to 12/31/2006......................      6.766          7.599             50,579
   1/1/2007 to 4/27/2007.......................      7.599          7.970                  0
BlackRock Large Cap Value Sub-Account
   5/1/2002* to 12/31/2002.....................      1.000          0.793             73,924
   1/1/2003 to 12/31/2003......................      0.793          1.059            374,652
   1/1/2004 to 12/31/2004......................      1.059          1.184            813,927
   1/1/2005 to 12/31/2005......................      1.184          1.235            722,685
   1/1/2006 to 12/31/2006......................      1.235          1.452            925,880
   1/1/2007 to 12/31/2007......................      1.452          1.479            838,835

--------
*  Date these Sub-accounts were first available.

                                                                                  NUMBER OF
                                                ACCUMULATION                  ACCUMULATION UNITS
                                                 UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                 OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                ------------ ---------------- ------------------
BlackRock Legacy Large Cap Growth Sub-Account
   10/31/1994* to 12/31/1994..................      1.000          0.956           1,857,319
   1/1/1995 to 12/31/1995.....................      0.956          1.402          24,163,685
   1/1/1996 to 12/31/1996.....................      1.402          1.566          40,025,594
   1/1/1997 to 12/31/1997.....................      1.566          1.941          44,518,891
   1/1/1998 to 12/31/1998.....................      1.941          2.829          49,255,773
   1/1/1999 to 12/31/1999.....................      2.829          3.744          60,072,709
   1/1/2000 to 12/31/2000.....................      3.744          3.189          64,809,207
   1/1/2001 to 12/31/2001.....................      3.189          2.767          53,583,938
   1/1/2002 to 12/31/2002.....................      2.767          1.825          40,343,771
   1/1/2003 to 12/31/2003.....................      1.825          2.433          32,774,920
   1/1/2004 to 12/31/2004.....................      2.433          2.612          26,001,425
   1/1/2005 to 12/31/2005.....................      2.612          2.757          20,745,322
   1/1/2006 to 12/31/2006.....................      2.757          2.833          15,541,248
   1/1/2007 to 12/31/2007.....................      2.833          3.318          11,489,750
BlackRock Money Market Sub-Account
   9/29/1988* to 12/31/1988...................      1.384          1.408             915,605
   1/1/1989 to 12/31/1989.....................      1.408          1.518                   0
   1/1/1990 to 12/31/1990.....................      1.518          1.620          21,629,006
   1/1/1991 to 12/31/1991.....................      1.620          1.697          26,332,938
   1/1/1992 to 12/31/1992.....................      1.697          1.738          26,759,532
   1/1/1993 to 12/31/1993.....................      1.738          1.766          25,016,975
   1/1/1994 to 12/31/1994.....................      1.766          1.811          30,220,356
   1/1/1995 to 12/31/1995.....................      1.811          1.889          33,015,018
   1/1/1996 to 12/31/1996.....................      1.889          1.959          33,412,517
   1/1/1997 to 12/31/1997.....................      1.959          2.036          26,785,902
   1/1/1998 to 12/31/1998.....................      2.036          2.114          33,716,959
   1/1/1999 to 12/31/1999.....................      2.114          2.190          36,481,209
   1/1/2000 to 12/31/2000.....................      2.190          2.295          31,587,553
   1/1/2001 to 12/31/2001.....................      2.295          2.353          29,851,477
   1/1/2002 to 12/31/2002.....................      2.353          2.355          29,978,273
   1/1/2003 to 12/31/2003.....................      2.355          2.342          18,712,117
   1/1/2004 to 12/31/2004.....................      2.342          2.333          13,448,596
   1/1/2005 to 12/31/2005.....................      2.333          2.369          11,440,636
   1/1/2006 to 12/31/2006.....................      2.369          2.449           9,821,354
   1/1/2007 to 12/31/2007.....................      2.449          2.539           8,598,465
BlackRock Strategic Value Sub-Account
   1/22/2001* to 12/31/2001...................      1.234          1.401          11,264,904
   1/1/2002 to 12/31/2002.....................      1.401          1.087          13,358,433
   1/1/2003 to 12/31/2003.....................      1.087          1.611          12,946,787
   1/1/2004 to 12/31/2004.....................      1.611          1.833          12,076,094
   1/1/2005 to 12/31/2005.....................      1.833          1.884           9,355,903
   1/1/2006 to 12/31/2006.....................      1.884          2.169           6,464,307
   1/1/2007 to 12/31/2007.....................      2.169          2.066           4,660,179
Clarion Global Real Estate Portfolio/(16)/ (previously Neuberger Berman Real Estate Sub-Account)
   5/1/2004* to 12/31/2004.....................     9.999         12.818             124,242
   1/1/2005 to 12/31/2005......................    12.818         14.349             179,430
   1/1/2006 to 12/31/2006......................    14.349         19.478             296,783
   1/1/2007 to 12/31/2007......................    19.478         16.332             151,769

--------
*  Date these Sub-accounts were first available.

                                                                              NUMBER OF
                                            ACCUMULATION                  ACCUMULATION UNITS
                                             UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                            AT BEGINNING    UNIT VALUE      END OF PERIOD
                                             OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                            ------------ ---------------- ------------------
Davis Venture Value Sub-Account
   10/31/1994* to 12/31/1994...............     1.000          0.963           3,499,719
   1/1/1995 to 12/31/1995..................     0.963          1.323          19,608,688
   1/1/1996 to 12/31/1996..................     1.323          1.643          34,997,024
   1/1/1997 to 12/31/1997..................     1.643          2.163          53,997,107
   1/1/1998 to 12/31/1998..................     2.163          2.442          58,765,470
   1/1/1999 to 12/31/1999..................     2.442          2.831          57,370,889
   1/1/2000 to 12/31/2000..................     2.831          3.059          59,644,558
   1/1/2001 to 12/31/2001..................     3.059          2.681          54,077,372
   1/1/2002 to 12/31/2002..................     2.681          2.212          43,784,343
   1/1/2003 to 12/31/2003..................     2.212          2.856          37,120,735
   1/1/2004 to 12/31/2004..................     2.856          3.166          31,393,749
   1/1/2005 to 12/31/2005..................     3.166          3.446          26,814,147
   1/1/2006 to 12/31/2006..................     3.446          3.895          20,779,165
   1/1/2007 to 12/31/2007..................     3.895          4.019          15,849,913
FI Large Cap Sub-Account
   5/1/2006* to 12/31/2006.................    17.174         17.380                 102
   1/1/2007 to 12/31/2007..................    17.380         17.784               9,736
FI Mid Cap Opportunities Sub-Account/(11)/
   5/1/2002* to 12/31/2002.................     1.000          0.811                   0
   1/1/2003 to 12/31/2003..................     0.811          1.136             765,033
   1/1/2004 to 4/30/2004...................     1.136          1.126             900,393
FI Mid Cap Opportunities Sub-Account/(10)/ (previously Janus Mid Cap Sub-Account)
   1/22/2001* to 12/31/2001................     2.599          1.552           1,630,351
   1/1/2002 to 12/31/2002..................     1.552          1.085           1,138,071
   1/1/2003 to 12/31/2003..................     1.085          1.437           1,239,384
   1/1/2004 to 12/31/2004..................     1.437          1.656           1,530,755
   1/1/2005 to 12/31/2005..................     1.656          1.743           1,164,331
   1/1/2006 to 12/31/2006..................     1.743          1.918             710,831
   1/1/2007 to 12/31/2007..................     1.918          2.046             526,638
FI Value Leaders Sub-Account
   10/1/1993* to 12/31/1993................     1.105          1.132           3,359,317
   1/1/1994 to 12/31/1994..................     1.132          1.103          16,092,325
   1/1/1995 to 12/31/1995..................     1.103          1.486          21,168,965
   1/1/1996 to 12/31/1996..................     1.486          1.731          26,104,465
   1/1/1997 to 12/31/1997..................     1.731          2.279          30,306,103
   1/1/1998 to 12/31/1998..................     2.279          2.799          35,514,558
   1/1/1999 to 12/31/1999..................     2.799          3.019          35,663,197
   1/1/2000 to 12/31/2000..................     3.019          2.825          29,466,287
   1/1/2001 to 12/31/2001..................     2.825          2.399          23,466,287
   1/1/2002 to 12/31/2002..................     2.399          1.906          17,850,173
   1/1/2003 to 12/31/2003..................     1.906          2.387          14,261,808
   1/1/2004 to 12/31/2004..................     2.387          2.678          11,794,230
   1/1/2005 to 12/31/2005..................     2.678          2.925           9,811,468
   1/1/2006 to 12/31/2006..................     2.925          3.230           7,639,482
   1/1/2007 to 12/31/2007..................     3.230          3.320           5,964,175

--------
*  Date these Sub-accounts were first available.

                                                                                            NUMBER OF
                                                     ACCUMULATION                       ACCUMULATION UNITS
                                                      UNIT VALUE       ACCUMULATION       OUTSTANDING AT
                                                     AT BEGINNING       UNIT VALUE        END OF PERIOD
                                                      OF PERIOD      AT END OF PERIOD     (IN THOUSANDS)
                                                     ------------    ----------------   ------------------
Franklin Templeton Small Cap Growth Sub-Account
   5/1/2001* to 12/31/2001.........................      1.000             0.880               609,228
   1/1/2002 to 12/31/2002..........................      0.880             0.625             1,263,448
   1/1/2003 to 12/31/2003..........................      0.625             0.891             1,909,751
   1/1/2004 to 12/31/2004..........................      0.891             0.977             1,713,732
   1/1/2005 to 12/31/2005..........................      0.977             1.007             1,506,541
   1/1/2006 to 12/31/2006..........................      1.007             1.090               901,547
   1/1/2007 to 12/31/2007..........................      1.090             1.121               638,144
Harris Oakmark Focused Value Sub-Account
   10/1/1993* to 12/31/1993........................      1.125             1.137             4,515,611
   1/1/1994 to 12/31/1994..........................      1.137             1.119            15,572,344
   1/1/1995 to 12/31/1995..........................      1.119             1.439            19,773,057
   1/1/1996 to 12/31/1996..........................      1.439             1.669            24,345,379
   1/1/1997 to 12/31/1997..........................      1.669             1.932            24,035,279
   1/1/1998 to 12/31/1998..........................      1.932             1.802            21,347,155
   1/1/1999 to 12/31/1999..........................      1.802             1.784            17,151,815
   1/1/2000 to 12/31/2000..........................      1.784             2.120            15,593,693
   1/1/2001 to 12/31/2001..........................      2.120             2.673            23,265,733
   1/1/2002 to 12/31/2002..........................      2.673             2.404            22,307,958
   1/1/2003 to 12/31/2003..........................      2.404             3.146            20,350,274
   1/1/2004 to 12/31/2004..........................      3.146             3.412            17,678,283
   1/1/2005 to 12/31/2005..........................      3.412             3.703            14,874,735
   1/1/2006 to 12/31/2006..........................      3.703             4.108            10,785,440
   1/1/2007 to 12/31/2007..........................      4.108             3.775             7,543,368
Harris Oakmark International Sub-Account
   5/1/2002* to 12/31/2002.........................      1.060             0.884                 8,900
   1/1/2003 to 12/31/2003..........................      0.884             1.179               952,956
   1/1/2004 to 12/31/2004..........................      1.179             1.404             2,168,632
   1/1/2005 to 12/31/2005..........................      1.404             1.583             3,570,280
   1/1/2006 to 12/31/2006..........................      1.583             2.014             3,872,901
   1/1/2007 to 12/31/2007..........................      2.014             1.967             3,416,198
Janus Forty Sub-Account
   4/30/2007* to 12/31/2007........................    147.678           181.223                 1,445
Jennison Growth Sub-Account
   5/1/2005* to 12/31/2005.........................      0.411             0.495               980,101
   1/1/2006 to 12/31/2006..........................      0.495             0.502               743,175
   1/1/2007 to 12/31/2007..........................      0.502             0.553               675,749
Jennison Growth Sub-Account/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001* to 12/31/2001........................      0.753             0.494             2,569,263
   1/1/2002 to 12/31/2002..........................      0.494             0.346             2,363,367
   1/1/2003 to 12/31/2003..........................      0.346             0.430             2,208,850
   1/1/2004 to 12/31/2004..........................      0.430             0.445             1,342,940
   1/1/2005 to 4/30/2005...........................      0.445             0.406             1,146,456
Julius Baer International Stock/(8)/ (previously FI International Stock Sub-Account, and before that, Putnam
  International Stock Sub-Account)
   10/31/1994* to 12/31/1994........................     1.402             1.306             2,473,991
   1/1/1995 to 12/31/1995...........................     1.306             1.299             9,383,114
   1/1/1996 to 12/31/1996...........................     1.299             1.259            13,845,613

--------
*  Date these Sub-accounts were first available.

                                                                                    NUMBER OF
                                                  ACCUMULATION                  ACCUMULATION UNITS
                                                   UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                  AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                   OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                  ------------ ---------------- ------------------
   1/1/1997 to 12/31/1997........................    1.259          1.213           14,635,944
   1/1/1998 to 12/31/1998........................    1.213          1.466           13,860,555
   1/1/1999 to 12/31/1999........................    1.466          1.684           12,308,176
   1/1/2000 to 12/31/2000........................    1.684          1.494           13,507,918
   1/1/2001 to 12/31/2001........................    1.494          1.170           12,484,035
   1/1/2002 to 12/31/2002........................    1.170          0.953           11,478,963
   1/1/2003 to 12/31/2003........................    0.953          1.203            9,688,303
   1/1/2004 to 12/31/2004........................    1.203          1.403            7,713,228
   1/1/2005 to 12/31/2005........................    1.403          1.634            6,649,210
   1/1/2006 to 12/31/2006........................    1.634          1.878            4,823,394
   1/1/2007 to 12/31/2007........................    1.878          2.044            3,618,640
Lazard Mid Cap Sub-Account
   5/1/2002* to 12/31/2002.......................    1.140          0.967              418,397
   1/1/2003 to 12/31/2003........................    0.967          1.204              749,950
   1/1/2004 to 12/31/2004........................    1.204          1.359              752,154
   1/1/2005 to 12/31/2005........................    1.359          1.449              722,942
   1/1/2006 to 12/31/2006........................    1.449          1.639              559,822
   1/1/2007 to 12/31/2007........................    1.639          1.573              564,267
Legg Mason Partners Aggressive Growth Sub-Account/(9)/ (previously Janus Growth Sub-Account)
   5/1/2001* to 12/31/2001.......................    1.000          0.775              344,674
   1/1/2002 to 12/31/2002........................    0.775          0.529              566,433
   1/1/2003 to 12/31/2003........................    0.529          0.678              581,098
   1/1/2004 to 12/31/2004........................    0.678          0.725              499,763
   1/1/2005 to 12/31/2005........................    0.725          0.813              599,986
   1/1/2006 to 12/31/2006........................    0.813          0.788              665,493
   1/1/2007 to 12/31/2007........................    0.788          0.795              479,275
Legg Mason Value Equity Sub-Account
   5/1/2006* to 12/31/2006.......................    0.955          1.025              569,853
   1/1/2007 to 12/31/2007........................    1.025          0.954              481,759
Legg Mason Value Equity Sub-Account/(13)/ (previously MFS(R) Investors Trust Sub-Account)
   7/2/2001* to 12/31/2001.......................    0.898          0.833              311,202
   1/1/2002 to 12/31/2002........................    0.833          0.656              743,289
   1/1/2003 to 12/31/2003........................    0.656          0.788              835,828
   1/1/2004 to 12/31/2004........................    0.788          0.866            1,323,979
   1/1/2005 to 12/31/2005........................    0.866          0.916              860,656
   1/1/2006 to 4/30/2006.........................    0.916          0.960                    0
Legg Mason Value Equity Sub-Account/(4)/ (previously MFS(R) Research Managers Trust Sub-Account)
   7/2/2001* to 12/31/2001.......................    0.980          0.880              129,693
   1/1/2002 to 12/31/2002........................    0.880          0.659              437,219
   1/1/2003 to 12/31/2003........................    0.659          0.807              703,559
   1/1/2004 to 4/30/2004.........................    0.807          0.822              621,980
Lehman Brothers Aggregate Bond Index Sub-Account
   1/22/2001* to 12/31/2001......................    1.077          1.131            2,019,440
   1/1/2002 to 12/31/2002........................    1.131          1.226            5,543,843
   1/1/2003 to 12/31/2003........................    1.226          1.251            4,465,718
   1/1/2004 to 12/31/2004........................    1.251          1.281            3,813,153
   1/1/2005 to 12/31/2005........................    1.281          1.288            2,859,445

--------
*  Date these Sub-accounts were first available.

                                                                                NUMBER OF
                                              ACCUMULATION                  ACCUMULATION UNITS
                                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                              ------------ ---------------- ------------------
   1/1/2006 to 12/31/2006....................    1.288          1.319            1,918,121
   1/1/2007 to 12/31/2007....................    1.319          1.388            1,627,912
Loomis Sayles Small Cap Sub-Account
   5/2/1994* to 12/31/1994...................    1.000          0.959            2,988,971
   1/1/1995 to 12/31/1995....................    0.959          1.219           13,533,326
   1/1/1996 to 12/31/1996....................    1.219          1.572           26,307,748
   1/1/1997 to 12/31/1997....................    1.572          1.936           39,442,109
   1/1/1998 to 12/31/1998....................    1.936          1.878           40,318,239
   1/1/1999 to 12/31/1999....................    1.878          2.441           32,700,400
   1/1/2000 to 12/31/2000....................    2.441          2.535           39,281,394
   1/1/2001 to 12/31/2001....................    2.535          2.280           31,036,981
   1/1/2002 to 12/31/2002....................    2.280          1.764           24,037,246
   1/1/2003 to 12/31/2003....................    1.764          2.375           20,108,467
   1/1/2004 to 12/31/2004....................    2.375          2.728           16,931,562
   1/1/2005 to 12/31/2005....................    2.728          2.877           14,046,323
   1/1/2006 to 12/31/2006....................    2.877          3.313           11,044,902
   1/1/2007 to 12/31/2007....................    3.313          3.657            8,686,276
Lord Abbett Bond Debenture Sub-Account
   5/1/2001* to 12/31/2001...................    1.389          1.375              199,974
   1/1/2002 to 12/31/2002....................    1.375          1.349              841,031
   1/1/2003 to 12/31/2003....................    1.349          1.585            1,736,428
   1/1/2004 to 12/31/2004....................    1.585          1.692            1,823,231
   1/1/2005 to 12/31/2005....................    1.692          1.694            1,693,088
   1/1/2006 to 12/31/2006....................    1.694          1.824            1,718,081
   1/1/2007 to 12/31/2007....................    1.824          1.918            1,444,634
MFS(R) Research International Sub-Account
   5/1/2001* to 12/31/2001...................    0.972          0.848              262,000
   1/1/2002 to 12/31/2002....................    0.848          0.738              481,522
   1/1/2003 to 12/31/2003....................    0.738          0.962              928,006
   1/1/2004 to 12/31/2004....................    0.962          1.134            1,446,531
   1/1/2005 to 12/31/2005....................    1.134          1.303            1,520,771
   1/1/2006 to 12/31/2006....................    1.303          1.627            1,515,531
   1/1/2007 to 12/31/2007....................    1.627          1.818            1,483,739
MFS(R) Total Return Sub-Account Class A/(1)/
   9/21/1988* to 12/31/1988..................    1.042          1.063              731,349
   1/1/1989 to 12/31/1989....................    1.063          1.249                    0
   1/1/1990 to 12/31/1990....................    1.249          1.272           18,099,540
   1/1/1991 to 12/31/1991....................    1.272          1.508           26,478,398
   1/1/1992 to 12/31/1992....................    1.508          1.588           41,588,546
   1/1/1993 to 12/31/1993....................    1.588          1.733           60,696,659
   1/1/1994 to 12/31/1994....................    1.733          1.691           61,961,278
   1/1/1995 to 12/31/1995....................    1.691          2.190           56,145,463
   1/1/1996 to 12/31/1996....................    2.190          2.485           52,130,165
   1/1/1997 to 12/31/1997....................    2.485          3.103           48,490,618
   1/1/1998 to 12/31/1998....................    3.103          3.664           42,358,784
   1/1/1999 to 12/31/1999....................    3.664          3.975           37,391,028
   1/1/2000 to 12/31/2000....................    3.975          3.789           30,014,285
   1/1/2001 to 12/31/2001....................    3.789          3.596           24,501,065

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
   1/1/2002 to 12/31/2002.......................     3.596          3.357          19,130,634
   1/1/2003 to 12/31/2003.......................     3.357          3.875          15,049,705
   1/1/2004 to 12/31/2004.......................     3.875          4.253          13,288,556
   1/1/2005 to 12/31/2005.......................     4.253          4.327          11,053,293
   1/1/2006 to 12/31/2006.......................     4.327          4.790           8,690,741
   1/1/2007 to 12/31/2007.......................     4.790          4.932           7,309,481
MFS(R) Total Return Sub-Account Class A/(2)/ (previously Balance Sub-Account)
   10/31/1994* to 12/31/1994....................     1.000          0.997           1,736,189
   1/1/1995 to 12/31/1995.......................     0.997          1.227          10,987,597
   1/1/1996 to 12/31/1996.......................     1.227          1.415          20,107,324
   1/1/1997 to 12/31/1997.......................     1.415          1.622          28,677,041
   1/1/1998 to 12/31/1998.......................     1.622          1.747          30,824,135
   1/1/1999 to 12/31/1999.......................     1.747          1.636          27,038,754
   1/1/2000 to 12/31/2000.......................     1.636          1.583          19,606,177
   1/1/2001 to 12/31/2001.......................     1.583          1.492          17,247,901
   1/1/2002 to 12/31/2002.......................     1.492          1.273          14,361,234
   1/1/2003 to 12/31/2003.......................     1.273          1.504          12,665,983
   1/1/2004 to 4/30/2004........................     1.504          1.492          12,220,963
MFS(R) Total Return Sub-Account Class E/(2)/
   5/1/2004* to 12/31/2004......................    38.200         41.490             338,825
   1/1/2005 to 12/31/2005.......................    41.490         42.144             294,937
   1/1/2006 to 12/31/2006.......................    42.144         46.585             217,164
   1/1/2007 to 12/31/2007.......................    46.585         47.898             167,289
MFS(R) Value Portfolio/(15)/ (previously Harris Oakmark Large Cap Value Sub-Account)
   5/1/2002* to 12/31/2002......................     1.186          0.973             793,465
   1/1/2003 to 12/31/2003.......................     0.973          1.203           2,130,663
   1/1/2004 to 12/31/2004.......................     1.203          1.321           2,319,472
   1/1/2005 to 12/31/2005.......................     1.321          1.284           1,934,007
   1/1/2006 to 12/31/2006.......................     1.284          1.493           1,222,651
   1/1/2007 to 12/31/2007.......................     1.493          1.415             928,568
Met/AIM Small Cap Growth Sub-Account
   5/1/2002* to 12/31/2002......................     1.122          0.848             556,582
   1/1/2003 to 12/31/2003.......................     0.848          1.162           1,320,114
   1/1/2004 to 12/31/2004.......................     1.162          1.220             802,132
   1/1/2005 to 12/31/2005.......................     1.220          1.303             674,289
   1/1/2006 to 12/31/2006.......................     1.303          1.468             392,663
   1/1/2007 to 12/31/2007.......................     1.468          1.608             297,398
MetLife Mid Cap Stock Index Sub-Account
   1/22/2001* to 12/31/2001.....................     1.036          1.031           1,448,527
   1/1/2002 to 12/31/2002.......................     1.031          0.863           2,232,301
   1/1/2003 to 12/31/2003.......................     0.863          1.146           2,512,009
   1/1/2004 to 12/31/2004.......................     1.146          1.308           2,683,144
   1/1/2005 to 12/31/2005.......................     1.308          1.446           2,080,739
   1/1/2006 to 12/31/2006.......................     1.446          1.567           1,893,215
   1/1/2007 to 12/31/2007.......................     1.567          1.662           1,615,496
MetLife Stock Index Sub-Account Class A/(5)(7)/
   8/1/1992* to 12/31/1992......................     1.592          1.644          21,583,607
   1/1/1993 to 12/31/1993.......................     1.644          1.780          11,017,884

--------
*  Date these Sub-accounts were first available.

                                                                                NUMBER OF
                                              ACCUMULATION                  ACCUMULATION UNITS
                                               UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                              AT BEGINNING    UNIT VALUE      END OF PERIOD
                                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                              ------------ ---------------- ------------------
   1/1/1994 to 12/31/1994....................     1.780          1.775          14,282,355
   1/1/1995 to 12/31/1995....................     1.775          2.398          15,539,609
   1/1/1996 to 12/31/1996....................     2.398          2.898          15,623,253
   1/1/1997 to 12/31/1997....................     2.898          3.788          15,874,978
   1/1/1998 to 12/31/1998....................     3.788          4.781          15,292,906
   1/1/1999 to 12/31/1999....................     4.781          5.678          15,111,062
   1/1/2000 to 12/31/2000....................     5.678          5.096          13,740,976
   1/1/2001 to 12/31/2001....................     5.096          3.682          14,020,250
   1/1/2002 to 12/31/2002....................     3.682          2.822          11,436,136
   1/1/2003 to 12/31/2003....................     2.822          3.569           9,542,274
   1/1/2004 to 12/31/2004....................     3.569          3.892           7,653,999
   1/1/2005 to 12/31/2005....................     3.892          4.018           6,132,270
   1/1/2006 to 12/31/2006....................     4.018          4.577           4,820,404
   1/1/2007 to 12/31/2007....................     4.577          4.752           3,888,215
MetLife Stock Index Sub-Account Class B/(6)/
   1/22/2001* to 12/31/2001..................     4.150          3.528             268,034
   1/1/2002 to 12/31/2002....................     3.528          2.697             603,435
   1/1/2003 to 12/31/2003....................     2.697          3.402             852,620
   1/1/2004 to 12/31/2004....................     3.402          3.702             855,202
   1/1/2005 to 12/31/2005....................     3.702          3.812             693,290
   1/1/2006 to 12/31/2006....................     3.812          4.332             499,931
   1/1/2007 to 12/31/2007....................     4.332          4.486             325,234
Morgan Stanley EAFE Index Sub-Account
   1/22/2001* to 12/31/2001..................     1.102          0.853             641,779
   1/1/2002 to 12/31/2002....................     0.853          0.700           1,349,943
   1/1/2003 to 12/31/2003....................     0.700          0.948           1,681,173
   1/1/2004 to 12/31/2004....................     0.948          1.116           1,823,231
   1/1/2005 to 12/31/2005....................     1.116          1.243           1,939,715
   1/1/2006 to 12/31/2006....................     1.243          1.539           2,247,025
   1/1/2007 to 12/31/2007....................     1.539          1.677           1,789,208
Neuberger Berman Mid Cap Sub-Account
   5/1/2001* to 12/31/2001...................     1.543          1.503             245,461
   1/1/2002 to 12/31/2002....................     1.503          1.336           2,012,000
   1/1/2003 to 12/31/2003....................     1.336          1.795           1,750,230
   1/1/2004 to 12/31/2004....................     1.795          2.172           3,099,203
   1/1/2005 to 12/31/2005....................     2.172          2.398           3,489,753
   1/1/2006 to 12/31/2006....................     2.398          2.631           2,793,921
   1/1/2007 to 12/31/2007....................     2.631          2.679           2,020,919
Oppenheimer Capital Appreciation Sub-Account
   5/1/2005* to 12/31/2005...................    10.024         10.888              15,335
   1/1/2006 to 12/31/2006....................    10.888         11.560              23,353
   1/1/2007 to 12/31/2007....................    11.560         13.034              16,529
Oppenheimer Global Equity Sub-Account
   5/1/2004* to 12/31/2004...................    12.799         14.768               7,408
   1/1/2005 to 12/31/2005....................    14.768         16.899              26,823
   1/1/2006 to 12/31/2006....................    16.899         19.400              35,975
   1/1/2007 to 12/31/2007....................    19.400         20.337              37,572

--------
*  Date these Sub-accounts were first available.

                                                                               NUMBER OF
                                             ACCUMULATION                  ACCUMULATION UNITS
                                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                             ------------ ---------------- ------------------
PIMCO Inflation Protection Bond Sub-Account
   5/1/2006* to 12/31/2006..................    11.012         11.123              23,194
   1/1/2007 to 12/31/2007...................    11.123         12.158              34,598
PIMCO Total Return Sub-Account
   5/1/2001* to 12/31/2001..................     1.001          1.054           1,887,995
   1/1/2002 to 12/31/2002...................     1.054          1.137          12,468,313
   1/1/2003 to 12/31/2003...................     1.137          1.170          11,969,667
   1/1/2004 to 12/31/2004...................     1.170          1.212          10,308,470
   1/1/2005 to 12/31/2005...................     1.212          1.222           9,832,142
   1/1/2006 to 12/31/2006...................     1.222          1.260           7,127,107
   1/1/2007 to 12/31/2007...................     1.260          1.337           5,704,698
RCM Global Technology Sub-Account
   5/1/2001* to 12/31/2001..................     0.823          0.610             176,284
   1/1/2002 to 12/31/2002...................     0.610          0.296             314,143
   1/1/2003 to 12/31/2003...................     0.296          0.461           1,825,498
   1/1/2004 to 12/31/2004...................     0.461          0.435           1,483,587
   1/1/2005 to 12/31/2005...................     0.435          0.476           1,063,605
   1/1/2006 to 12/31/2006...................     0.476          0.495             801,471
   1/1/2007 to 12/31/2007...................     0.495          0.642             932,213
Russell 2000 Index Sub-Account
   1/22/2001* to 12/31/2001.................     1.203          1.186           1,046,199
   1/1/2002 to 12/31/2002...................     1.186          0.929           1,956,327
   1/1/2003 to 12/31/2003...................     0.929          1.336           3,302,678
   1/1/2004 to 12/31/2004...................     1.336          1.547           3,128,640
   1/1/2005 to 12/31/2005...................     1.547          1.592           2,674,744
   1/1/2006 to 12/31/2006...................     1.592          1.847           2,502,216
   1/1/2007 to 12/31/2007...................     1.847          1.791           1,394,195
T. Rowe Price Large Cap Growth Sub-Account
   5/1/2004* to 12/31/2004..................    11.198         12.138              15,970
   1/1/2005 to 12/31/2005...................    12.138         12.733              81,410
   1/1/2006 to 12/31/2006...................    12.733         14.182             100,235
   1/1/2007 to 12/31/2007...................    14.182         15.271              92,364
T. Rowe Price Mid Cap Growth Sub-Account
   5/1/2001* to 12/31/2001..................     0.981          0.824             822,978
   1/1/2002 to 12/31/2002...................     0.824          0.455           1,945,971
   1/1/2003 to 12/31/2003...................     0.455          0.613           3,614,693
   1/1/2004 to 12/31/2004...................     0.613          0.713           4,658,094
   1/1/2005 to 12/31/2005...................     0.713          0.806           4,162,391
   1/1/2006 to 12/31/2006...................     0.806          0.845           3,391,728
   1/1/2007 to 12/31/2007...................     0.845          0.980           3,030,184
T. Rowe Price Small Growth Sub-Account
   5/1/2004* to 12/31/2004..................    12.426         13.252               1,999
   1/1/2005 to 12/31/2005...................    13.252         14.476               7,208
   1/1/2006 to 12/31/2006...................    14.476         14.800              21,181
   1/1/2007 to 12/31/2007...................    14.800         15.993              18,252
Western Asset Management Strategic Bond Opportunities Sub-Account
   10/31/1994* to 12/31/1994................     1.000          0.984           1,124,133
   1/1/1995 to 12/31/1995...................     0.984          1.159           6,132,563

--------
*  Date these Sub-accounts were first available.

                                                                          NUMBER OF
                                     ACCUMULATION                     ACCUMULATION UNITS
                                      UNIT VALUE       ACCUMULATION     OUTSTANDING AT
                                     AT BEGINNING       UNIT VALUE      END OF PERIOD
                                      OF PERIOD      AT END OF PERIOD   (IN THOUSANDS)
                                     ------------    ---------------- ------------------
   1/1/1996 to 12/31/1996..........      1.159             1.307          15,034,554
   1/1/1997 to 12/31/1997..........      1.307             1.433          23,074,669
   1/1/1998 to 12/31/1998..........      1.433             1.442          24,945,159
   1/1/1999 to 12/31/1999..........      1.442             1.443          20,278,882
   1/1/2000 to 12/31/2000..........      1.443             1.527          16,337,092
   1/1/2001 to 12/31/2001..........      1.527             1.609          14,811,810
   1/1/2002 to 12/31/2002..........      1.609             1.740          12,769,969
   1/1/2003 to 12/31/2003..........      1.740             1.933          12,195,522
   1/1/2004 to 12/31/2004..........      1.933             2.034          10,800,354
   1/1/2005 to 12/31/2005..........      2.034             2.063           9,727,358
   1/1/2006 to 12/31/2006..........      2.063             2.139           7,388,018
   1/1/2007 to 12/31/2007..........      2.139             2.195           6,055,761
Western Asset Management U.S. Government Sub-Account
   10/31/1994* to 12/31/1994........     1.000             1.004             910,020
   1/1/1995 to 12/31/1995...........     1.004             1.139           4,495,184
   1/1/1996 to 12/31/1996...........     1.139             1.161           5,785,148
   1/1/1997 to 12/31/1997...........     1.161             1.242           8,616,135
   1/1/1998 to 12/31/1998...........     1.242             1.319          12,796,204
   1/1/1999 to 12/31/1999...........     1.319             1.304          10,314,952
   1/1/2000 to 12/31/2000...........     1.304             1.421           8,874,230
   1/1/2001 to 12/31/2001...........     1.421             1.496          10,827,033
   1/1/2002 to 12/31/2002...........     1.496             1.593          14,892,461
   1/1/2003 to 12/31/2003...........     1.593             1.598          11,075,788
   1/1/2004 to 12/31/2004...........     1.598             1.624           8,131,240
   1/1/2005 to 12/31/2005...........     1.624             1.630           6,359,030
   1/1/2006 to 12/31/2006...........     1.630             1.675           4,200,467
   1/1/2007 to 12/31/2007...........     1.675             1.724           3,044,141
Zenith Equity Sub-Account/(3)/
   9/16/1988* to 12/31/1988.........     4.645             4.612             439,393
   1/1/1989 to 12/31/1989...........     4.612             5.950                   0
   1/1/1990 to 12/31/1990...........     5.950             5.666          12,591,788
   1/1/1991 to 12/31/1991...........     5.666             8.608          21,719,884
   1/1/1992 to 12/31/1992...........     8.608             7.978          33,645,983
   1/1/1993 to 12/31/1993...........     7.978             9.050          40,091,665
   1/1/1994 to 12/31/1994...........     9.050             8.298          43,592,961
   1/1/1995 to 12/31/1995...........     8.298            11.300          41,663,900
   1/1/1996 to 12/31/1996...........    11.300            13.496          41,363,155
   1/1/1997 to 12/31/1997...........    13.496            16.442          40,200,592
   1/1/1998 to 12/31/1998...........    16.442            21.752          33,502,039
   1/1/1999 to 12/31/1999...........    21.752            24.831          38,236,116
   1/1/2000 to 12/31/2000...........    24.831            23.359          27,364,614
   1/1/2001 to 12/31/2001...........    23.359            19.257          22,565,710
   1/1/2002 to 12/31/2002...........    19.257            14.832          17,578,438
   1/1/2003 to 12/31/2003...........    14.832            19.235          14,440,815
   1/1/2004 to 12/31/2004...........    19.235            21.064          11,979,638
   1/1/2005 to 12/31/2005...........    21.064            22.892           9,937,720
   1/1/2006 to 12/31/2006...........    22.892            24.456           7,924,053
   1/1/2007 to 12/31/2007...........    24.456            25.394           6,395,673

--------
*  Date these Sub-accounts were first available.

                                                                                          NUMBER OF
                                                        ACCUMULATION                  ACCUMULATION UNITS
                                                         UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                        AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                         OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                        ------------ ---------------- ------------------
MetLife Conservative Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.303              4,181
   1/1/2006 to 12/31/2006..............................    10.303         10.866              6,437
   1/1/2007 to 12/31/2007..............................    10.866         11.317             16,703
MetLife Conservative to Moderate Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.521              2,188
   1/1/2006 to 12/31/2006..............................    10.521         11.359             95,025
   1/1/2007 to 12/31/2007..............................    11.359         11.745            113,293
MetLife Moderate Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.752             55,018
   1/1/2006 to 12/31/2006..............................    10.752         11.864            196,707
   1/1/2007 to 12/31/2007..............................    11.864         12.213            345,479
MetLife Moderate to Aggressive Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         10.978             36,461
   1/1/2006 to 12/31/2006..............................    10.978         12.371            185,461
   1/1/2007 to 12/31/2007..............................    12.371         12.674            206,402
MetLife Aggressive Allocation Portfolio
   5/1/2005* to 12/31/2005.............................     9.999         11.154              5,881
   1/1/2006 to 12/31/2006..............................    11.154         12.728             70,333
   1/1/2007 to 12/31/2007..............................    12.728         12.967             75,280
Cyclical Growth and Income ETF Sub-Account
   5/1/2006* to 12/31/2006.............................    10.517         11.168                422
   1/1/2007 to 12/31/2007..............................    11.168         11.612                  0
Cyclical Growth ETF Sub-Account
   5/1/2006* to 12/31/2006.............................    10.707         11.423                418
   1/1/2007 to 12/31/2007..............................    11.423         11.902              3,257
                                                                 1.60% VARIABLE ACCOUNT CHARGE
                                                        ------------------------------------------------
American Funds Bond Sub-Account
   5/1/2006* to 12/31/2006.............................    14.561         15.264             16,105
   1/1/2007 to 12/31/2007..............................    15.264         15.520             47,929
American Funds Global Small Capitalization Sub-Account
   5/1/2001* to 12/31/2001.............................     1.479          1.345            284,714
   1/1/2002 to 12/31/2002..............................     1.345          1.071          1,031,114
   1/1/2003 to 12/31/2003..............................     1.071          1.619          1,421,682
   1/1/2004 to 12/31/2004..............................     1.619          1.926          2,017,772
   1/1/2005 to 12/31/2005..............................     1.926          2.376          2,351,449
   1/1/2006 to 12/31/2006..............................     2.376          2.901          2,577,549
   1/1/2007 to 12/31/2007..............................     2.901          3.466          3,066,944
American Funds Growth Sub-Account
   5/1/2001* to 12/31/2001.............................    13.039         11.078            261,891
   1/1/2002 to 12/31/2002..............................    11.078          8.236            986,402
   1/1/2003 to 12/31/2003..............................     8.236         11.089          1,552,153
   1/1/2004 to 12/31/2004..............................    11.089         12.276          1,588,660
   1/1/2005 to 12/31/2005..............................    12.276         14.038          1,492,261
   1/1/2006 to 12/31/2006..............................    14.038         15.228          1,204,731
   1/1/2007 to 12/31/2007..............................    15.228         16.835          1,039,150
American Funds Growth-Income Sub-Account
   5/1/2001* to 12/31/2001.............................     8.544          8.240            315,481
   1/1/2002 to 12/31/2002..............................     8.240          6.622            999,190

--------
*  Date these Sub-accounts were first available.

                                                                NUMBER OF
                             ACCUMULATION                   ACCUMULATION UNITS
                             UNIT VALUE AT   ACCUMULATION     OUTSTANDING AT
                               BEGINNING      UNIT VALUE      END OF PERIOD
                               OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------- ---------------- ------------------
     1/1/2003 to 12/31/2003.     6.622           8.630          1,454,819
     1/1/2004 to 12/31/2004.     8.630           9.374          1,495,376
     1/1/2005 to 12/31/2005.     9.374           9.763          1,389,278
     1/1/2006 to 12/31/2006.     9.763          11.069          1,076,545
     1/1/2007 to 12/31/2007.    11.069          11.442            802,576

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution. Effective January 7, 2008, FI International Stock Portfolio changed its name to Julius Baer International Stock Portfolio.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger. Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.

/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.
/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/On or about April 30, 2007, BlackRock Large Cap Portfolio merged into
      BlackRock Large Cap Core Portfolio.
/(15)/On or about January 7, 2008 Harris Oakmark Large Cap Value Sub-Account of
      the Metropolitan Fund changed its name to MFS(R) Value Sub-Account. /(16)/On or about April 28, 2008, Neuberger Berman Real Estate Sub-Account
      changed its name to Clarion Global Real Estate Sub-Account.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Florida.......            1.00%                  1.00%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            1.00%                  1.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-7
      CALCULATION OF YIELDS........................................  II-8
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS............................................. II-10
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-12
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....     1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.    F1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                       THE NEW ENGLAND VARIABLE ACCOUNT

                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED OCTOBER 19, 2007
           TO THE PROSPECTUS DATED APRIL 30, 1999 (AS SUPPLEMENTED)

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

In consideration of these regulations, we have determined to only make available the Contract for purchase (including transfers) where your employer currently permits salary reduction contributions to be made to the Contract.

If your Contract was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and you have never made salary reduction contributions into your Contract, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

               501 Boylston Street      Telephone (800) 435-4117
               Boston, MA 02116

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                        SUPPLEMENT DATED APRIL 30, 2007
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated April 30, 2007, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge(2).....................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

(2)We are waiving .08% of the Mortality and Expense Risk Charge for the subaccount investing in the BlackRock Large Cap Core Portfolio.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .30%   1.30%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .29%   1.30%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2008, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2006, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------

AMERICAN FUNDS INSURANCE SERIES(3)
American Funds Bond Fund...........    .41%        .25%       .01%      .67%       0%         .67%
American Funds Global Small
  Capitalization Fund..............    .72%        .25%       .05%     1.02%       0%        1.02%
American Funds Growth Fund.........    .32%        .25%       .02%      .59%       0%         .59%
American Funds Growth-Income
  Fund.............................    .27%        .25%       .01%      .53%       0%         .53%

FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS(3)
VIP Equity-Income Portfolio........    .47%          0%       .10%      .57%       0%         .57%
VIP Overseas Portfolio.............    .72%          0%       .16%      .88%       0%         .88%

MET INVESTORS SERIES TRUST(3)(4)
BlackRock Large-Cap Core
  Portfolio(5)(6)(7)...............    .63%        .25%       .22%     1.10%       0%        1.10%
Harris Oakmark International
  Portfolio........................    .78%        .15%       .13%     1.06%       0%        1.06%
Janus Forty Portfolio(5)(7)........    .65%        .25%       .06%      .96%       0%         .96%
Lazard Mid-Cap Portfolio...........    .70%        .25%       .06%     1.01%       0%        1.01%
Legg Mason Partners Aggressive
  Growth Portfolio(6)..............    .63%        .25%       .09%      .97%       0%         .97%
Legg Mason Value Equity
  Portfolio(8).....................    .64%          0%       .08%      .72%       0%         .72%
Lord Abbett Bond Debenture
  Portfolio........................    .50%        .25%       .04%      .79%       0%         .79%
MFS(R) Research International
  Portfolio........................    .72%        .25%       .14%     1.11%       0%        1.11%
Met/AIM Small Cap Growth
  Portfolio(6).....................    .87%        .25%       .06%     1.18%       0%        1.18%
Neuberger Berman Real Estate
  Portfolio........................    .64%        .25%       .04%      .93%       0%         .93%
Oppenheimer Capital Appreciation
  Portfolio(6).....................    .57%        .25%       .05%      .87%       0%         .87%
PIMCO Inflation Protected Bond
  Portfolio........................    .50%        .25%       .04%      .79%       0%         .79%
PIMCO Total Return Portfolio.......    .50%        .25%       .05%      .80%       0%         .80%
RCM Technology Portfolio(6)(9).....    .88%        .25%       .15%     1.28%       0%        1.28%
T. Rowe Price Mid-Cap Growth
  Portfolio........................    .75%        .25%       .03%     1.03%       0%        1.03%

                                                                                                         NET TOTAL
                                                                                                          ANNUAL
                                                                                                         PORTFOLIO
                                                                                                         EXPENSES
                                                                                                         INCLUDING
                                                                       GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                   12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                     MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                        FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                     ---------- ------------ -------- -------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
"METROPOLITAN FUND"(3)(10)
BlackRock Aggressive Growth
  Portfolio.........................    .72%        .25%       .06%     1.03%        0%       1.03%
BlackRock Bond Income
  Portfolio(11).....................    .39%          0%       .07%      .46%      .01%        .45%
BlackRock Diversified Portfolio.....    .44%        .25%       .07%      .76%        0%        .76%
BlackRock Large Cap Value
  Portfolio.........................    .70%        .15%       .11%      .96%        0%        .96%
BlackRock Legacy Large Cap Growth
  Portfolio.........................    .73%          0%       .07%      .80%        0%        .80%
BlackRock Money Market
  Portfolio(13).....................    .34%          0%       .04%      .38%      .01%        .37%
BlackRock Strategic Value
  Portfolio.........................    .82%          0%       .06%      .88%        0%        .88%
Davis Venture Value Portfolio.......    .71%         .0%       .04%      .75%        0%        .75%
FI International Stock Portfolio....    .85%          0%       .13%      .98%        0%        .98%
FI Large Cap Portfolio(29)..........    .78%        .25%       .06%     1.09%        0%       1.09%
FI Mid Cap Opportunities Portfolio..    .68%        .25%       .06%      .99%        0%        .99%
FI Value Leaders Portfolio..........    .64%          0%       .07%      .71%        0%        .71%
Franklin Templeton Small Cap Growth
  Portfolio(14).....................    .90%        .25%       .15%     1.30%        0%       1.30%
Harris Oakmark Focused Value
  Portfolio.........................    .72%          0%       .05%      .77%        0%        .77%
Harris Oakmark Large Cap Value
  Portfolio.........................    .72%        .15%       .06%      .93%        0%        .93%
Jennison Growth Portfolio...........    .63%          0%       .05%      .68%        0%        .68%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio(15)...............    .25%        .25%       .06%      .56%      .01%        .55%
Loomis Sayles Small Cap
  Portfolio(16).....................    .90%          0%       .07%      .97%      .05%        .92%
MFS(R) Total Return Portfolio
  CLASS A(18)(29)...................    .53%          0%       .05%      .58%        0%        .58%
MFS(R) Total Return Portfolio
  CLASS E(18)(29)...................    .53%        .15%       .05%      .73%        0%        .73%
MetLife Mid Cap Stock Index
  Portfolio(17)(21).................    .25%        .25%       .08%      .58%      .01%        .57%
MetLife Stock Index Portfolio
  CLASS A(17)(19)...................    .25%          0%       .05%      .30%      .01%        .29%
MetLife Stock Index Portfolio
  CLASS B(17)(20)...................    .25%        .25%       .05%      .55%      .01%        .54%
Morgan Stanley EAFE(R) Index
  Portfolio(22)(23).................    .30%        .25%       .15%      .70%      .01%        .69%
Neuberger Berman Mid Cap Value
  Portfolio(29).....................    .65%        .25%       .06%      .96%        0%        .96%
Oppenheimer Global Equity
  Portfolio.........................    .53%        .25%       .09%      .87%        0%        .87%

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES        FEES     EXPENSES EXPENSES  DEFERRAL   EXPENSES(2) PORTFOLIOS(2)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------
Russell 2000(R) Index
  Portfolio(17)(23)................    .25%        .25%       .11%     .61%       .01%        .60%
T. Rowe Price Large Cap Growth
  Portfolio........................    .60%        .25%       .08%     .93%         0%        .93%
T. Rowe Price Small Cap Growth
  Portfolio........................    .51%        .25%       .07%     .83%         0%        .83%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .63%          0%       .07%     .70%         0%        .70%
Western Asset Management
  U.S. Government Portfolio........    .50%          0%       .07%     .57%         0%        .57%
Zenith Equity Portfolio(24)........      0%          0%       .01%     .01%         0%        .01%         .72%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS(3)(10)
MetLife Conservative Allocation
  Portfolio (25)(26)...............    .10%        .25%       .09%     .44%       .09%        .35%         .96%
MetLife Conservative to Moderate
  Allocation Portfolio (25)(26)....    .10%        .25%       .02%     .37%       .02%        .35%        1.00%
MetLife Moderate Allocation
  Portfolio (25)(26)...............    .10%        .25%       .01%     .36%       .01%        .35%        1.05%
MetLife Moderate to Aggressive
  Portfolio (25)(26)...............    .10%        .25%       .01%     .36%       .01%        .35%        1.10%
MetLife Aggressive Allocation
  Portfolio (25)(26)...............    .10%        .25%       .07%     .42%       .07%        .35%        1.10%

MET INVESTORS SERIES TRUST-ETF
  PORTFOLIOS(3)(4)
Cyclical Growth and Income ETF
  Portfolio(27)(28)................    .45%        .25%       .11%     .81%       .01%        .80%        1.05%
Cyclical Growth ETF
  Portfolio(27)(28)................    .45%        .25%       .09%     .79%         0%        .79%        1.03%

--------
NOTES:
(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2006. Current or future expenses may be greater or less than those shown.

(2) Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements or voluntary waivers.

(3) Our Affiliate, MetLife Advisers, LLC ("MetLife Advisers") is the investment manager for the Portfolios of the Metropolitan Fund, including the Metropolitan Fund Asset Allocation Portfolios. Our Affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment advisor to the Portfolios of the Variable Insurance Products Fund.

(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect during the previous fiscal year.

(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.

(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.

(8) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

(9) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.04%.

(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.

(12) Other Expenses reflect the repayment of expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.02%.

(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

(14) Other Expenses reflect the repayment of fees previously waived or expenses previously paid by the Investment Adviser, under the terms of prior expense limitation agreements, in the amount of 0.03%.

(15) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.244%.

(16) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio by 0.05%.

(17) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.243%.

(18) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(19) For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(20) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(21) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(22) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee of the Portfolio to 0.293%.

(23) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(24) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. For the year ended December 31, 2006, the gross and net total annual operating expenses of the Underlying Portfolios were 0.71%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

(25) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear it's pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

(26) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to waive fees or pay all expenses (other than brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net total annual operating expenses of the Portfolio to 0.10%, excluding 12b- fees.

(27) The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company. The weighted average of the total operating expenses of the Underlying ETFs or other investment companies, based upon the allocation of assets as of December 31, 2006, were: 0.25% for the Cyclical Growth and Income ETF Portfolio, and 0.24% for the Cyclical Growth ETF Portfolio. The total operating expenses of the Portfolio, including the weighted average of the total operating expenses of the Underlying ETFs or other investment companies as of December 31, 2006, before any applicable fee waivers and expense reimbursements, were: 1.06% for the Cyclical Growth and Income ETF Portfolio, and 1.03% for the Cyclical Growth ETF Portfolio. See the prospectus for the portfolios for a description of the allocation targets for each portfolio.

(28) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 0.55%, excluding 12b-1 fees.

(29) The Management Fee has been restated to reflect current fees, as if the current fees had been in effect for the previous fiscal year.

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $873  $1,371  $1,886   $3,146
    (b).....................................  $778  $1,085  $1,405   $2,144

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                             1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                             ------ ------- ------- --------
    (a).....................................  $275   $842   $1,435   $3,034
    (b).....................................  $175   $541   $  931   $2,021

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.068% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-34).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                             THE VARIABLE ACCOUNT

   The amount of the guaranteed death benefit that exceeds the Contract Value is paid from our general account. Benefit amounts paid from the general account are subject to the claims-paying ability of the Company.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is to seek both capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

FIDELITY(R) VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index (S&P 500(R)).

FIDELITY(R) VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio seeks long-term growth of capital.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

BLACKROCK LARGE-CAP CORE PORTFOLIO (FORMERLY BLACKROCK LARGE CAP PORTFOLIO, WHICH WAS FORMERLY BLACKROCK INVESTMENT TRUST PORTFOLIO)

   The BlackRock Large-Cap Core Portfolio's investment objective is long-term growth of capital and income.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO

   The FI International Stock Portfolio's investment objective is long-term growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

   The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

JANUS FORTY PORTFOLIO

   The Janus Forty Portfolio's investment objective is capital appreciation.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is long-term growth of capital.

LAZARD MID-CAP PORTFOLIO

   The Lazard Mid-Cap Portfolio's investment objective is long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (FORMERLY LEGG MASON AGGRESSIVE GROWTH PORTFOLIO, WHICH WAS FORMERLY JANUS AGGRESSIVE GROWTH PORTFOLIO)

   The Legg Mason Partners Aggressive Growth Portfolio's investment objective is capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

   The Legg Mason Value Equity Portfolio's investment objective is long-term capital appreciation.

LEHMAN BROTHERS(R) AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers(R) Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers(R) Aggregate Bond Index.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

   The MFS(R) Research International Portfolio's investment objective is capital appreciation.

MFS(R) TOTAL RETURN PORTFOLIO

   The MFS(R) Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-5) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MORGAN STANLEY EAFE(R) INDEX PORTFOLIO

   The Morgan Stanley EAFE(R) Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

   The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO (FORMERLY RCM GLOBAL TECHNOLOGY PORTFOLIO)

   The RCM Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

RUSSELL 2000(R) INDEX PORTFOLIO

   The Russell 2000(R) Index Portfolio's investment objective is to equal the return of the Russell 2000(R) Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

                          ASSET ALLOCATION PORTFOLIOS

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

                       EXCHANGE TRADED FUNDS PORTFOLIOS

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                              Subadviser
---------                                              ----------
BlackRock Aggressive Growth                            BlackRock Advisors, LLC/(1)/
BlackRock Bond Income                                  BlackRock Advisors, LLC/(1)/
BlackRock Diversified                                  BlackRock Advisors, LLC/(1)/
BlackRock Large Cap Value                              BlackRock Advisors, LLC/(1)/
BlackRock Legacy Large Cap Growth                      BlackRock Advisors, LLC/(1)/
BlackRock Money Market                                 BlackRock Advisors, LLC/(1)/
BlackRock Strategic Value                              BlackRock Advisors, LLC/(1)/
Davis Venture Value                                    Davis Selected Advisers, L.P./(2)/
FI International Stock                                 Fidelity Management & Research Company
FI Large Cap                                           Fidelity Management & Research Company
FI Mid Cap Opportunities                               Fidelity Management & Research Company
FI Value Leaders                                       Fidelity Management & Research Company
Franklin Templeton Small Cap Growth                    Franklin Advisers, Inc.
Harris Oakmark Focused Value                           Harris Associates L.P.
Harris Oakmark Large Cap Value                         Harris Associates L.P.
Jennison Growth                                        Jennison Associates LLC
Lehman Brothers(R) Aggregate Bond Index                MetLife Investment Advisors Company, LLC/(3)/
Loomis Sayles Small Cap                                Loomis, Sayles & Company, L.P.
MFS(R) Total Return                                    Massachusetts Financial Services Company
MetLife Mid Cap Stock Index                            MetLife Investment Advisors Company, LLC/(3)/
MetLife Stock Index                                    MetLife Investment Advisors Company, LLC/(3)/
Morgan Stanley EAFE(R) Index                           MetLife Investment Advisors Company, LLC/(3)/
Neuberger Berman Mid Cap Value                         Neuberger Berman Management Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
Russell 2000(R) Index                                  MetLife Investment Advisors Company, LLC/(3)/
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
T. Rowe Price Small Cap Growth                         T. Rowe Price Associates, Inc.
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company
Western Asset Management U.S. Government               Western Asset Management Company
Zenith Equity/(4)/                                     N/A/(4)/
MetLife Aggressive Allocation/(5)/                     N/A/(5)/
MetLife Conservative Allocation/(5)/                   N/A/(5)/
MetLife Conservative to Moderate Allocation/(5)/       N/A/(5)/
MetLife Moderate Allocation/(5)/                       N/A/(5)/
MetLife Moderate to Aggressive Allocation/(5)/         N/A/(5)/

--------
/(1)/Effective September 28, 2006, BlackRock Advisors, LLC replaced BlackRock
     Advisors, Inc. as subadviser.

/(2)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(3)/Effective April 30, 2007, MetLife Investment Advisors Company, LLC replaced Metropolitan Life Insurance Company as subadviser.


/(4)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(5)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

Portfolio                                   Adviser (Subadviser)
---------                                   --------------------
BlackRock Large-Cap Core/(1)/               BlackRock Advisors, LLC
Harris Oakmark International                Harris Associates L.P.
Janus Forty Portfolio                       Janus Capital Management LLC
Lazard Mid-Cap                              Lazard Asset Management LLC
Legg Mason Partners Aggressive Growth/(2)/  ClearBridge Advisors, LLC/(3)/
Legg Mason Value Equity                     Legg Mason Capital Management, Inc.
Lord Abbett Bond Debenture                  Lord, Abbett & Co. LLC
MFS(R) Research International               Massachusetts Financial Services Company
Met/AIM Small Cap Growth                    A I M Capital Management, Inc.
Neuberger Berman Real Estate                Neuberger Berman Management Inc.
Oppenheimer Capital Appreciation            OppenheimerFunds, Inc.
PIMCO Inflation Protected Bond              Pacific Investment Management Company LLC
PIMCO Total Return                          Pacific Investment Management Company LLC
RCM Technology/(4)/                         RCM Capital Management LLC
T. Rowe Price Mid-Cap Growth                T. Rowe Price Associates, Inc.
Cyclical Growth and Income ETF              Gallatin Asset Management, Inc.
Cyclical Growth ETF                         Gallatin Asset Management, Inc.

--------
/(1)/Effective October 2, 2006, BlackRock Investment Trust Portfolio of the
     Metropolitan Fund changed its name to BlackRock Large Cap Portfolio. On or about April 30, 2007, BlackRock Large Cap Portfolio of the Metropolitan Fund merged with and into BlackRock Large-Cap Core Portfolio of the Met Investors Series Trust.

/(2)/Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.

/(3)/Effective October 2, 2006, ClearBridge Advisors, LLC replaced Janus
     Capital Management, LLC as subadviser.

/(4)/Effective April 30, 2007, RCM Global Technology Portfolio changed its name to RCM Technology Portfolio.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory LLC) or subadviser of an Eligible Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to Eligible Funds and, in the Company's role as an intermediary, with respect to the Eligible Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Eligible Fund assets. Contract Owners, through their indirect investment in the Eligible Funds, bear the costs of these advisory fees (see the Eligible Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliate's amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Funds. We will benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.) Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Eligible Fund's 12b-1 Plan, if any, is described in more detail in the Eligible Fund's prospectus. (See "FEE TABLE -- Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Eligible Fund's 12b-1 Plan decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment Firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Eligible Funds based on recommendations made by selling firms.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF THE CONTRACTS."

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR ELIGIBLE FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE ELIGIBLE FUNDS YOU HAVE CHOSEN.

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Bond Income, BlackRock Legacy Large Cap Growth, BlackRock Money Market, BlackRock Strategic Value, Davis Venture Value, FI International Stock, FI Value Leaders, Harris Oakmark Focused Value, Jennison Growth, Loomis Sayles Small Cap, MFS(R) Total Return (for Contracts issued before
       May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1,
       1995), Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government and Zenith Equity Portfolios; Class B shares of the BlackRock Aggressive Growth, BlackRock Diversified, FI Large Cap Portfolio, FI Mid Cap Opportunities, Franklin Templeton Small Cap Growth, Lehman Brothers(R) Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Morgan Stanley EAFE(R) Index, Neuberger Berman Mid Cap Value, Oppenheimer Global Equity, Russell 2000(R) Index,
       T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth,

       MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E and the Legg Mason Value Equity, which is Class A.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For Fidelity(R) Variable Insurance Products, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. After variable annuity payments have commenced, we reserve the right to restrict your transfers to one per Contract year. Currently, we do not impose this limit. The Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   We reserve the right to restrict transfers out of the Fixed Account with respect to timing, frequency and amount. Currently, we are not imposing these limits but we may reimpose them at any time.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., American Funds Global Small Capitalization Fund, BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Franklin-Templeton Small Cap Growth

Portfolio, Harris Oakmark International Portfolio, Loomis Sayles Small Cap Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Met/AIM Small Cap Growth Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Oppenheimer Global Equity Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, VIP Overseas Portfolio, and Western Asset Management Strategic Bond Opportunities Portfolio), and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). In addition, as described below, we are required to treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high yield Eligible Funds, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving any Monitored Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract

Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds, we have entered into a written agreement, as required by SEC regulation, with each Eligible Fund or its principal underwriter that obligates us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds. If an Eligible Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Eligible Fund may reject the entire omnibus order.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

DOLLAR COST AVERAGING

   GUARANTEED ACCOUNT. If you have selected an enhanced dollar cost averaging program, and if the selected day for a transfer from the guaranteed account to your selected subaccounts is not a business day, the transfer will be deducted from the enhanced dollar cost averaging option on the selected day but will be applied to the subaccounts on the next business day. Enhanced dollar cost averaging interest will not be credited on the transfer amount between the selected day and the next business day.

PURCHASE PAYMENTS

    . We reserve the right to refuse purchase payments made via personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be filled. (See "Access To Your Money.")

    . We will not accept purchase payments made with cash, money orders or travelers checks.

SUSPENSION OF PAYMENTS

   We will normally pay withdrawal or loan proceeds within seven days after receipt of a request at our Annuity Administrative Office, but we may delay payment, by law, under certain circumstances. We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between subaccounts and the Fixed Account when permitted under applicable federal laws, rules and regulations. Current Federal law permits such suspension or postponement if; (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists, as determined by the Securities and Exchange Commission, so that it is not practicable to dispose of securities held in the Variable Account or to determine the value of its assets, or; (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

   Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any requests for withdrawals, surrenders, loan, or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulators. We also may be required to provide additional information about you or your Contract to government regulators.

   We may also withhold payment of surrender or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

SYSTEMATIC WITHDRAWALS

   If you have selected the Systematic Withdrawal feature and would like to receive your Systematic Withdrawal payment on or about the first of the month, you should make your request by the 20th day of the month.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. We may allow for a withdrawal, transfer, or reallocation over the telephone or by fax, which may be subject to certain limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   By the time the Annuitant reaches age 95 (age 90 or ten years after issue of your Contract in New York State), and if you do not either elect to extend the maturity date on the Contract, select a pay-out option or withdraw your entire Contract Value, and your Contract was not issued under certain retirement plans, we will automatically issue you a life annuity with a 10 year guarantee.

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Neuberger Berman Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts. For information regarding the impact of Sub-account transfers on the level of annuity payments, see the Statement of Additional Information.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under

   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

   Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

   OWNER CONTROL. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Contracts from being treated as the owners of the underlying separate account assets.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as the guaranteed death benefit could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax advisor.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2007, $4,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,500 for 2007. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

   The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2007, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

   HURRICANE RELIEF. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLAN. An eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Under final income tax regulations regarding minimum distribution requirements, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   TAX CREDITS AND DEDUCTIONS. We may be entitled to certain tax benefits related to the assets of the Variable Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Variable Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                                 VOTING RIGHTS

   We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

   Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a sub-account and the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

   We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which we have received voting instructions.

   We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

   The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote.

                           DISTRIBUTION OF CONTRACTS

   We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all purchase payments allocated to the American Funds Bond Fund, the American Funds Global Small Capitalization Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund, for the services it provides in marketing the Funds' shares in connection with the Contract.

   The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year. We may also pay a commission when the Contract is annuitized. The amount of the commission payable upon annuitization will depend on several factors, including the number of years the Contract has been in force.

   Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

   Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

   Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

   In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

   Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

   The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

   A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

   Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

   We and Distributor may also enter into preferred distribution arrangements with certain affiliated selling firms such as MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and Tower Square Securities, Inc. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, we and Distributor may pay separate, additional compensation to the selling firm for services the selling firm provides in connection with the distribution of the Contracts. These services may include providing us with access to the distribution network of the selling firm, the hiring and training of the selling firm's sales personnel, the sponsoring of conferences and seminars by the selling firm, or general marketing services performed by the selling firm. The selling firm may also provide other services or incur other costs in connection with distributing the Contracts.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2006 for each Sub-account of The New England Variable Account.

                                                    1.35% VARIABLE ACCOUNT CHARGE
                                           ------------------------------------------------
                                                                             NUMBER OF
                                           ACCUMULATION                  ACCUMULATION UNITS
                                            UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                           AT BEGINNING    UNIT VALUE      END OF PERIOD
                                            OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                           ------------ ---------------- ------------------
Fidelity(R) VIP Equity-Income Sub-Account
   10/1/1993 to 12/31/1993*...............    1.980          1.992            5,649,743
   1/1/1994 to 12/31/1994.................    1.992          2.104           25,852,849
   1/1/1995 to 12/31/1995.................    2.104          2.804           38,010,655
   1/1/1996 to 12/31/1996.................    2.804          3.162           44,037,798
   1/1/1997 to 12/31/1997.................    3.162          3.996           45,104,192
   1/1/1998 to 12/31/1998.................    3.996          4.401           42,926,506
   1/1/1999 to 12/31/1999.................    4.401          4.617           37,676,846
   1/1/2000 to 12/31/2000.................    4.617          4.939           28,617,928
   1/1/2001 to 12/31/2001.................    4.939          4.631           24,545,075
   1/1/2002 to 12/31/2002.................    4.631          3.794           19,947,966
   1/1/2003 to 12/31/2003.................    3.794          4.879           16,865,067
   1/1/2004 to 12/31/2004.................    4.879          5.368           13,982,830
   1/1/2005 to 12/31/2005.................    5.368          5.607           11,401,848
   1/1/2006 to 12/31/2006.................    5.607          6.649            9,106,833
Fidelity(R) VIP Overseas Sub-Account
   10/1/1993 to 12/31/1993*...............    1.458          1.532           10,878,551
   1/1/1994 to 12/31/1994.................    1.532          1.538           43,034,544
   1/1/1995 to 12/31/1995.................    1.538          1.664           41,273,183
   1/1/1996 to 12/31/1996.................    1.664          1.859           44,846,316
   1/1/1997 to 12/31/1997.................    1.859          2.046           45,289,247
   1/1/1998 to 12/31/1998.................    2.046          2.276           40,546,153
   1/1/1999 to 12/31/1999.................    2.276          3.202           36,251,177
   1/1/2000 to 12/31/2000.................    3.202          2.556           33,830,970
   1/1/2001 to 12/31/2001.................    2.556          1.987           26,663,772
   1/1/2002 to 12/31/2002.................    1.987          1.563           21,187,678
   1/1/2003 to 12/31/2003.................    1.563          2.211           17,591,860
   1/1/2004 to 12/31/2004.................    2.211          2.479           14,387,457
   1/1/2005 to 12/31/2005.................    2.479          2.911           11,693,540
   1/1/2006 to 12/31/2006.................    2.911          3.392            9,241,542

--------
*  Date these Sub-accounts were first available.

                                                                                     NUMBER OF
                                                 ACCUMULATION                    ACCUMULATION UNITS
                                                  UNIT VALUE     ACCUMULATION      OUTSTANDING AT
                                                 AT BEGINNING     UNIT VALUE       END OF PERIOD
                                                  OF PERIOD    AT END OF PERIOD    (IN THOUSANDS)
                                                 ------------  ----------------  ------------------
BlackRock Aggressive Growth Sub-Account
   5/1/2004 to 12/31/2004*.....................     33.837          37.527                1,917
   1/1/2005 to 12/31/2005......................     37.527          40.888                2,225
   1/1/2006 to 12/31/2006......................     40.888          42.951                1,679
BlackRock Bond Income Sub-Account
   10/5/1988 to 12/31/1988*....................      1.631           1.634              299,002
   1/1/1989 to 12/31/1989......................      1.634           1.810            4,287,540
   1/1/1990 to 12/31/1990......................      1.810           1.930           10,139,527
   1/1/1991 to 12/31/1991......................      1.930           2.247           17,797,335
   1/1/1992 to 12/31/1992......................      2.247           2.398           28,871,719
   1/1/1993 to 12/31/1993......................      2.398           2.664           41,939,487
   1/1/1994 to 12/31/1994......................      2.664           2.540           41,657,182
   1/1/1995 to 12/31/1995......................      2.540           3.037           42,231,987
   1/1/1996 to 12/31/1996......................      3.037           3.134           41,138,874
   1/1/1997 to 12/31/1997......................      3.134           3.429           37,260,367
   1/1/1998 to 12/31/1998......................      3.429           3.689           38,630,894
   1/1/1999 to 12/31/1999......................      3.689           3.622           32,707,422
   1/1/2000 to 12/31/2000......................      3.622           3.865           25,348,903
   1/1/2001 to 12/31/2001......................      3.865           4.149           25,107,756
   1/1/2002 to 12/31/2002......................      4.149           4.439           21,965,782
   1/1/2003 to 12/31/2003......................      4.439           4.636           17,110,556
   1/1/2004 to 12/31/2004......................      4.636           4.776           13,806,056
   1/1/2005 to 12/31/2005......................      4.776           4.826           11,248,007
   1/1/2006 to 12/31/2006......................      4.826           4.972            8,289,225
BlackRock Diversified Sub-Account
   5/1/2004 to 12/31/2004*.....................     35.648          38.475                3,077
   1/1/2005 to 12/31/2005......................     38.475          39.030                  846
   1/1/2006 to 12/31/2006......................     39.030          42.454                1,423
BlackRock Large-Cap Core Sub-Account/(14)/ (previously BlackRock Large Cap Sub-Account, before that,
  BlackRock Investment Trust Sub-Account)
   5/1/2001 to 12/31/2001*......................     7.438           6.526               31,594
   1/1/2002 to 12/31/2002.......................     6.526           4.746               39,946
   1/1/2003 to 12/31/2003.......................     4.746           6.083               80,379
   1/1/2004 to 12/31/2004.......................     6.083           6.637               65,779
   1/1/2005 to 12/31/2005.......................     6.637           6.766               70,894
   1/1/2006 to 12/31/2006.......................     6.766           7.599               50,579
BlackRock Large Cap Value Sub-Account
   5/1/2002 to 12/31/2002*......................     1.000           0.793               73,924
   1/1/2003 to 12/31/2003.......................     0.793           1.059              374,652
   1/1/2004 to 12/31/2004.......................     1.059           1.184              813,927
   1/1/2005 to 12/31/2005.......................     1.184           1.235              722,685
   1/1/2006 to 12/31/2006.......................     1.235           1.452              925,880
BlackRock Legacy Large Cap Growth Sub-Account
   10/31/1994 to 12/31/1994*....................     1.000           0.956            1,857,319
   1/1/1995 to 12/31/1995.......................     0.956           1.402           24,163,685
   1/1/1996 to 12/31/1996.......................     1.402           1.566           40,025,594

--------
*  Date these Sub-accounts were first available.

                                                                         NUMBER OF
                                       ACCUMULATION                  ACCUMULATION UNITS
                                        UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                       AT BEGINNING    UNIT VALUE      END OF PERIOD
                                        OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                       ------------ ---------------- ------------------
   1/1/1997 to 12/31/1997.............    1.566          1.941           44,518,891
   1/1/1998 to 12/31/1998.............    1.941          2.829           49,255,773
   1/1/1999 to 12/31/1999.............    2.829          3.744           60,072,709
   1/1/2000 to 12/31/2000.............    3.744          3.189           64,809,207
   1/1/2001 to 12/31/2001.............    3.189          2.767           53,583,938
   1/1/2002 to 12/31/2002.............    2.767          1.825           40,343,771
   1/1/2003 to 12/31/2003.............    1.825          2.433           32,774,920
   1/1/2004 to 12/31/2004.............    2.433          2.612           26,001,425
   1/1/2005 to 12/31/2005.............    2.612          2.757           20,745,322
   1/1/2006 to 12/31/2006.............    2.757          2.833           15,541,248
BlackRock Money Market Sub-Account
   9/29/1988 to 12/31/1988*...........    1.384          1.408              915,605
   1/1/1989 to 12/31/1989.............    1.408          1.518                    0
   1/1/1990 to 12/31/1990.............    1.518          1.620           21,629,006
   1/1/1991 to 12/31/1991.............    1.620          1.697           26,332,938
   1/1/1992 to 12/31/1992.............    1.697          1.738           26,759,532
   1/1/1993 to 12/31/1993.............    1.738          1.766           25,016,975
   1/1/1994 to 12/31/1994.............    1.766          1.811           30,220,356
   1/1/1995 to 12/31/1995.............    1.811          1.889           33,015,018
   1/1/1996 to 12/31/1996.............    1.889          1.959           33,412,517
   1/1/1997 to 12/31/1997.............    1.959          2.036           26,785,902
   1/1/1998 to 12/31/1998.............    2.036          2.114           33,716,959
   1/1/1999 to 12/31/1999.............    2.114          2.190           36,481,209
   1/1/2000 to 12/31/2000.............    2.190          2.295           31,587,553
   1/1/2001 to 12/31/2001.............    2.295          2.353           29,851,477
   1/1/2002 to 12/31/2002.............    2.353          2.355           29,978,273
   1/1/2003 to 12/31/2003.............    2.355          2.342           18,712,117
   1/1/2004 to 12/31/2004.............    2.342          2.333           13,448,596
   1/1/2005 to 12/31/2005.............    2.333          2.369           11,440,636
   1/1/2006 to 12/31/2006.............    2.369          2.449            9,821,354
BlackRock Strategic Value Sub-Account
   1/22/2001 to 12/31/2001*...........    1.234          1.401           11,264,904
   1/1/2002 to 12/31/2002.............    1.401          1.087           13,358,433
   1/1/2003 to 12/31/2003.............    1.087          1.611           12,946,787
   1/1/2004 to 12/31/2004.............    1.611          1.833           12,076,094
   1/1/2005 to 12/31/2005.............    1.833          1.884            9,355,903
   1/1/2006 to 12/31/2006.............    1.884          2.169            6,464,307
Davis Venture Value Sub-Account
   10/31/1994 to 12/31/1994*..........    1.000          0.963            3,499,719
   1/1/1995 to 12/31/1995.............    0.963          1.323           19,608,688
   1/1/1996 to 12/31/1996.............    1.323          1.643           34,997,024
   1/1/1997 to 12/31/1997.............    1.643          2.163           53,997,107
   1/1/1998 to 12/31/1998.............    2.163          2.442           58,765,470
   1/1/1999 to 12/31/1999.............    2.442          2.831           57,370,889
   1/1/2000 to 12/31/2000.............    2.831          3.059           59,644,558
   1/1/2001 to 12/31/2001.............    3.059          2.681           54,077,372
   1/1/2002 to 12/31/2002.............    2.681          2.212           43,784,343

--------
*  Date these Sub-accounts were first available.

                                                                                                NUMBER OF
                                                   ACCUMULATION                             ACCUMULATION UNITS
                                                    UNIT VALUE          ACCUMULATION          OUTSTANDING AT
                                                   AT BEGINNING          UNIT VALUE           END OF PERIOD
                                                    OF PERIOD         AT END OF PERIOD        (IN THOUSANDS)
                                                   ------------       ----------------      ------------------
   1/1/2003 to 12/31/2003........................      2.212                2.856               37,120,735
   1/1/2004 to 12/31/2004........................      2.856                3.166               31,393,749
   1/1/2005 to 12/31/2005........................      3.166                3.446               26,814,147
   1/1/2006 to 12/31/2006........................      3.446                3.895               20,779,165
FI International Stock Sub-Account/(8)/ (previously Putnam International Stock Sub-Account)
   10/31/1994 to 12/31/1994*......................     1.402                1.306                2,473,991
   1/1/1995 to 12/31/1995.........................     1.306                1.299                9,383,114
   1/1/1996 to 12/31/1996.........................     1.299                1.259               13,845,613
   1/1/1997 to 12/31/1997.........................     1.259                1.213               14,635,944
   1/1/1998 to 12/31/1998.........................     1.213                1.466               13,860,555
   1/1/1999 to 12/31/1999.........................     1.466                1.684               12,308,176
   1/1/2000 to 12/31/2000.........................     1.684                1.494               13,507,918
   1/1/2001 to 12/31/2001.........................     1.494                1.170               12,484,035
   1/1/2002 to 12/31/2002.........................     1.170                0.953               11,478,963
   1/1/2003 to 12/31/2003.........................     0.953                1.203                9,688,303
   1/1/2004 to 12/31/2004.........................     1.203                1.403                7,713,228
   1/1/2005 to 12/31/2005.........................     1.403                1.634                6,649,210
   1/1/2006 to 12/31/2006.........................     1.634                1.878                4,823,394
FI Large Cap Sub-Account
   5/1/2006* to 12/31/2006........................    17.174               17.380                      102
FI Mid Cap Opportunities Sub-Account/(10)/
   5/1/2002 to 12/31/2002*........................     1.000                0.811                        0
   1/1/2003 to 12/31/2003.........................     0.811                1.136                  765,033
   1/1/2004 to 4/30/2004..........................     1.136                1.126                  900,393
FI Mid Cap Opportunities Sub-Account (previously Janus Mid Cap Sub-Account)/(11)/
   1/22/2001 to 12/31/2001*.......................     2.599                1.552                1,630,351
   1/1/2002 to 12/31/2002.........................     1.552                1.085                1,138,071
   1/1/2003 to 12/31/2003.........................     1.085                1.437                1,239,384
   1/1/2004 to 12/31/2004.........................     1.437                1.656                1,530,755
   1/1/2005 to 12/31/2005.........................     1.656                1.743                1,164,331
   1/1/2006 to 12/31/2006.........................     1.743                1.918                  710,831
FI Value Leaders Sub-Account
   10/1/1993 to 12/31/1993*.......................     1.105                1.132                3,359,317
   1/1/1994 to 12/31/1994.........................     1.132                1.103               16,092,325
   1/1/1995 to 12/31/1995.........................     1.103                1.486               21,168,965
   1/1/1996 to 12/31/1996.........................     1.486                1.731               26,104,465
   1/1/1997 to 12/31/1997.........................     1.731                2.279               30,306,103
   1/1/1998 to 12/31/1998.........................     2.279                2.799               35,514,558
   1/1/1999 to 12/31/1999.........................     2.799                3.019               35,663,197
   1/1/2000 to 12/31/2000.........................     3.019                2.825               29,466,287
   1/1/2001 to 12/31/2001.........................     2.825                2.399               23,466,287
   1/1/2002 to 12/31/2002.........................     2.399                1.906               17,850,173
   1/1/2003 to 12/31/2003.........................     1.906                2.387               14,261,808
   1/1/2004 to 12/31/2004.........................     2.387                2.678               11,794,230
   1/1/2005 to 12/31/2005.........................     2.678                2.925                9,811,468
   1/1/2006 to 12/31/2006.........................     2.925                3.230                7,639,482

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
Franklin Templeton Small Cap Growth Sub-Account
   5/1/2001 to 12/31/2001*......................    1.000          0.880              609,228
   1/1/2002 to 12/31/2002.......................    0.880          0.625            1,263,448
   1/1/2003 to 12/31/2003.......................    0.625          0.891            1,909,751
   1/1/2004 to 12/31/2004.......................    0.891          0.977            1,713,732
   1/1/2005 to 12/31/2005.......................    0.977          1.007            1,506,541
   1/1/2006 to 12/31/2006.......................    1.007          1.090              901,547
Harris Oakmark Focused Value Sub-Account
   10/1/1993 to 12/31/1993*.....................    1.125          1.137            4,515,611
   1/1/1994 to 12/31/1994.......................    1.137          1.119           15,572,344
   1/1/1995 to 12/31/1995.......................    1.119          1.439           19,773,057
   1/1/1996 to 12/31/1996.......................    1.439          1.669           24,345,379
   1/1/1997 to 12/31/1997.......................    1.669          1.932           24,035,279
   1/1/1998 to 12/31/1998.......................    1.932          1.802           21,347,155
   1/1/1999 to 12/31/1999.......................    1.802          1.784           17,151,815
   1/1/2000 to 12/31/2000.......................    1.784          2.120           15,593,693
   1/1/2001 to 12/31/2001.......................    2.120          2.673           23,265,733
   1/1/2002 to 12/31/2002.......................    2.673          2.404           22,307,958
   1/1/2003 to 12/31/2003.......................    2.404          3.146           20,350,274
   1/1/2004 to 12/31/2004.......................    3.146          3.412           17,678,283
   1/1/2005 to 12/31/2005.......................    3.412          3.703           14,874,735
   1/1/2006 to 12/31/2006.......................    3.703          4.108           10,785,440
Harris Oakmark International Sub-Account
   5/1/2002 to 12/31/2002*......................    1.060          0.884                8,900
   1/1/2003 to 12/31/2003.......................    0.884          1.179              952,956
   1/1/2004 to 12/31/2004.......................    1.179          1.404            2,168,632
   1/1/2005 to 12/31/2005.......................    1.404          1.583            3,570,280
   1/1/2006 to 12/31/2006.......................    1.583          2.014            3,872,901
Harris Oakmark Large Cap Value Sub-Account
   5/1/2002 to 12/31/2002*......................    1.186          0.973              793,465
   1/1/2003 to 12/31/2003.......................    0.973          1.203            2,130,663
   1/1/2004 to 12/31/2004.......................    1.203          1.321            2,319,472
   1/1/2005 to 12/31/2005.......................    1.321          1.284            1,934,007
   1/1/2006 to 12/31/2006.......................    1.284          1.493            1,222,651
Jennison Growth Sub-Account/(12)/ (previously Met/Putnam Voyager Sub-Account)
   1/22/2001 to 12/31/2001*.....................    0.753          0.494            2,569,263
   1/1/2002 to 12/31/2002.......................    0.494          0.346            2,363,367
   1/1/2003 to 12/31/2003.......................    0.346          0.430            2,208,850
   1/1/2004 to 12/31/2004.......................    0.430          0.445            1,342,940
   1/1/2005 to 4/30/2005........................    0.445          0.406            1,146,456
Jennison Growth Sub-Account
   5/1/2005 to 12/31/2005*......................    0.411          0.495              980,101
   1/1/2006 to 12/31/2006.......................    0.495          0.502              743,175
Lazard Mid-Cap Sub-Account
   5/1/2002 to 12/31/2002*......................    1.140          0.967              418,397
   1/1/2003 to 12/31/2003.......................    0.967          1.204              749,950
   1/1/2004 to 12/31/2004.......................    1.204          1.359              752,154

--------
*  Date these Sub-accounts were first available.

                                                                                          NUMBER OF
                                                     ACCUMULATION                     ACCUMULATION UNITS
                                                      UNIT VALUE      ACCUMULATION      OUTSTANDING AT
                                                     AT BEGINNING      UNIT VALUE       END OF PERIOD
                                                      OF PERIOD     AT END OF PERIOD    (IN THOUSANDS)
                                                     ------------   ----------------  ------------------
   1/1/2005 to 12/31/2005..........................       1.359            1.449             722,942
   1/1/2006 to 12/31/2006..........................       1.449            1.639             559,822
Legg Mason Partners Aggressive Growth Sub-Account/(9)(16)/ (previously Legg Mason Aggresive Growth Sub-
  Account and before that Janus Aggressive Growth Sub-Account and before that, Janus Growth Sub-Acccount)
   5/1/2001 to 12/31/2001*..........................      1.000            0.775             344,674
   1/1/2002 to 12/31/2002...........................      0.775            0.529             566,433
   1/1/2003 to 12/31/2003...........................      0.529            0.678             581,098
   1/1/2004 to 12/31/2004...........................      0.678            0.725             499,763
   1/1/2005 to 12/31/2005...........................      0.725            0.813             599,986
   1/1/2006 to 12/31/2006...........................      0.813            0.788             665,493
Legg Mason Value Equity Sub-Account (previously MFS(R) Investors Trust Sub-Account Class A)/(13)/
   7/2/2001* to 12/31/2001..........................      0.898            0.833             311,202
   1/1/2002 to 12/31/2002...........................      0.833            0.656             743,289
   1/1/2003 to 12/31/2003...........................      0.656            0.788             835,828
   1/1/2004 to 12/31/2004...........................      0.788            0.866           1,323,979
   1/1/2005 to 12/31/2005...........................      0.866            0.916             860,656
   1/1/2006 to 4/30/2006............................      0.916            0.959                   0
Legg Mason Value Equity Sub-Account (previously MFS(R) Research Managers Sub-Account)/(4)/
   7/2/2001* to 12/31/2001..........................   0.980259         0.880195             129,693
   1/1/2002 to 12/31/2002...........................   0.880195         0.658958             437,219
   1/1/2003 to 12/31/2003...........................   0.658956         0.806814             703,559
   1/1/2004 to 12/31/2004...........................   0.806814         0.822299             621,980
Legg Mason Value Equity Sub-Account
   5/1/2006* to 12/31/2006..........................      0.955            1.025             569,853
Lehman Brothers Aggregate Bond Index Sub-Account
   1/22/2001 to 12/31/2001*.........................      1.077            1.131           2,019,440
   1/1/2002 to 12/31/2002...........................      1.131            1.226           5,543,843
   1/1/2003 to 12/31/2003...........................      1.226            1.251           4,465,718
   1/1/2004 to 12/31/2004...........................      1.251            1.281           3,813,153
   1/1/2005 to 12/31/2005...........................      1.281            1.288           2,859,445
   1/1/2006 to 12/31/2006...........................      1.288            1.319           1,918,121
Loomis Sayles Small Cap Sub-Account
   5/2/1994 to 12/31/1994*..........................      1.000            0.959           2,988,971
   1/1/1995 to 12/31/1995...........................      0.959            1.219          13,533,326
   1/1/1996 to 12/31/1996...........................      1.219            1.572          26,307,748
   1/1/1997 to 12/31/1997...........................      1.572            1.936          39,442,109
   1/1/1998 to 12/31/1998...........................      1.936            1.878          40,318,239
   1/1/1999 to 12/31/1999...........................      1.878            2.441          32,700,400
   1/1/2000 to 12/31/2000...........................      2.441            2.535          39,281,394
   1/1/2001 to 12/31/2001...........................      2.535            2.280          31,036,981
   1/1/2002 to 12/31/2002...........................      2.280            1.764          24,037,246
   1/1/2003 to 12/31/2003...........................      1.764            2.375          20,108,467
   1/1/2004 to 12/31/2004...........................      2.375            2.728          16,931,562
   1/1/2005 to 12/31/2005...........................      2.728            2.877          14,046,323
   1/1/2006 to 12/31/2006...........................      2.877            3.313          11,044,902
Lord Abbett Bond Debenture Sub-Account
   5/1/2001 to 12/31/2001*..........................      1.389            1.375             199,974
   1/1/2002 to 12/31/2002...........................      1.375            1.349             841,031

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
   1/1/2003 to 12/31/2003....................        1.349          1.585           1,736,428
   1/1/2004 to 12/31/2004....................        1.585          1.692           1,823,231
   1/1/2005 to 12/31/2005....................        1.692          1.694           1,693,088
   1/1/2006 to 12/31/2006....................        1.694          1.824           1,718,081
MFS(R) Research International Sub-Account
   5/1/2001 to 12/31/2001*...................        0.972          0.848             262,000
   1/1/2002 to 12/31/2002....................        0.848          0.738             481,522
   1/1/2003 to 12/31/2003....................        0.738          0.962             928,006
   1/1/2004 to 12/31/2004....................        0.962          1.134           1,446,531
   1/1/2005 to 12/31/2005....................        1.134          1.303           1,520,771
   1/1/2006 to 12/31/2006....................        1.303          1.627           1,515,531
MFS(R) Total Return Sub-Account Class A/(1)/
   9/21/1988 to 12/31/1988*..................        1.042          1.063             731,349
   1/1/1989 to 12/31/1989....................        1.063          1.249                   0
   1/1/1990 to 12/31/1990....................        1.249          1.272          18,099,540
   1/1/1991 to 12/31/1991....................        1.272          1.508          26,478,398
   1/1/1992 to 12/31/1992....................        1.508          1.588          41,588,546
   1/1/1993 to 12/31/1993....................        1.588          1.733          60,696,659
   1/1/1994 to 12/31/1994....................        1.733          1.691          61,961,278
   1/1/1995 to 12/31/1995....................        1.691          2.190          56,145,463
   1/1/1996 to 12/31/1996....................        2.190          2.485          52,130,165
   1/1/1997 to 12/31/1997....................        2.485          3.103          48,490,618
   1/1/1998 to 12/31/1998....................        3.103          3.664          42,358,784
   1/1/1999 to 12/31/1999....................        3.664          3.975          37,391,028
   1/1/2000 to 12/31/2000....................        3.975          3.789          30,014,285
   1/1/2001 to 12/31/2001....................        3.789          3.596          24,501,065
   1/1/2002 to 12/31/2002....................        3.596          3.357          19,130,634
   1/1/2003 to 12/31/2003....................        3.357          3.875          15,049,705
   1/1/2004 to 12/31/2004....................        3.875          4.253          13,288,556
   1/1/2005 to 12/31/2005....................        4.253          4.327          11,053,293
   1/1/2006 to 12/31/2006....................        4.327          4.790           8,690,741
MFS(R) Total Return Sub-Account Class A/(2)/ (previously Balanced Sub-Account)
   10/31/1994 to 12/31/1994*....................     1.000          0.997           1,736,189
   1/1/1995 to 12/31/1995.......................     0.997          1.227          10,987,597
   1/1/1996 to 12/31/1996.......................     1.227          1.415          20,107,324
   1/1/1997 to 12/31/1997.......................     1.415          1.622          28,677,041
   1/1/1998 to 12/31/1998.......................     1.622          1.747          30,824,135
   1/1/1999 to 12/31/1999.......................     1.747          1.636          27,038,754
   1/1/2000 to 12/31/2000.......................     1.636          1.583          19,606,177
   1/1/2001 to 12/31/2001.......................     1.583          1.492          17,247,901
   1/1/2002 to 12/31/2002.......................     1.492          1.273          14,361,234
   1/1/2003 to 12/31/2003.......................     1.273          1.504          12,665,983
   1/1/2004 to 4/30/2004........................     1.504          1.492          12,220,963
MFS(R) Total Return Sub-Account Class E/(2)/
   5/1/2004 to 12/31/2004*......................    38.200         41.490             338,825
   1/1/2005 to 12/31/2005.......................    41.490         42.144             294,937
   1/1/2006 to 12/31/2006.......................    42.144         46.585             217,164

--------
*  Date these Sub-accounts were first available.

                                                                                   NUMBER OF
                                                 ACCUMULATION                  ACCUMULATION UNITS
                                                  UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                 AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                  OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                 ------------ ---------------- ------------------
Met/AIM Small Cap Growth Sub-Account
   5/1/2002 to 12/31/2002*......................    1.122          0.848              556,582
   1/1/2003 to 12/31/2003.......................    0.848          1.162            1,320,114
   1/1/2004 to 12/31/2004.......................    1.162          1.220              802,132
   1/1/2005 to 12/31/2005.......................    1.220          1.303              674,289
   1/1/2006 to 12/31/2006.......................    1.303          1.468              392,663
MetLife Mid Cap Stock Index Sub-Account
   1/22/2001 to 12/31/2001*.....................    1.036          1.031            1,448,527
   1/1/2002 to 12/31/2002.......................    1.031          0.863            2,232,301
   1/1/2003 to 12/31/2003.......................    0.863          1.146            2,512,009
   1/1/2004 to 12/31/2004.......................    1.146          1.308            2,683,144
   1/1/2005 to 12/31/2005.......................    1.308          1.446            2,080,739
   1/1/2006 to 12/31/2006.......................    1.446          1.567            1,893,215
MetLife Stock Index Sub-Account Class A/(5)(7)/
   8/1/1992 to 12/31/1992*......................    1.592          1.644           21,583,607
   1/1/1993 to 12/31/1993.......................    1.644          1.780           11,017,884
   1/1/1994 to 12/31/1994.......................    1.780          1.775           14,282,355
   1/1/1995 to 12/31/1995.......................    1.775          2.398           15,539,609
   1/1/1996 to 12/31/1996.......................    2.398          2.898           15,623,253
   1/1/1997 to 12/31/1997.......................    2.898          3.788           15,874,978
   1/1/1998 to 12/31/1998.......................    3.788          4.781           15,292,906
   1/1/1999 to 12/31/1999.......................    4.781          5.678           15,111,062
   1/1/2000 to 12/31/2000.......................    5.678          5.096           13,740,976
   1/1/2001 to 12/31/2001.......................    5.096          3.682           14,020,250
   1/1/2002 to 12/31/2002.......................    3.682          2.822           11,436,136
   1/1/2003 to 12/31/2003.......................    2.822          3.569            9,542,274
   1/1/2004 to 12/31/2004.......................    3.569          3.892            7,653,999
   1/1/2005 to 12/31/2005.......................    3.892          4.018            6,132,270
   1/1/2006 to 12/31/2006.......................    4.018          4.577            4,820,404
MetLife Stock Index Sub-Account Class B/(6)/
   1/22/2001 to 12/31/2001*.....................    4.150          3.528              268,034
   1/1/2002 to 12/31/2002.......................    3.528          2.697              603,435
   1/1/2003 to 12/31/2003.......................    2.697          3.402              852,620
   1/1/2004 to 12/31/2004.......................    3.402          3.702              855,202
   1/1/2005 to 12/31/2005.......................    3.702          3.812              693,290
   1/1/2006 to 12/31/2006.......................    3.812          4.332              499,931
Morgan Stanley EAFE(R) Index Sub-Account
   1/22/2001 to 12/31/2001*.....................    1.102          0.853              641,779
   1/1/2002 to 12/31/2002.......................    0.853          0.700            1,349,943
   1/1/2003 to 12/31/2003.......................    0.700          0.948            1,681,173
   1/1/2004 to 12/31/2004.......................    0.948          1.116            1,823,231
   1/1/2005 to 12/31/2005.......................    1.116          1.243            1,939,715
   1/1/2006 to 12/31/2006.......................    1.243          1.539            2,247,025
Neuberger Berman Mid Cap Sub-Account
   5/1/2001 to 12/31/2001*......................    1.543          1.503              245,461
   1/1/2002 to 12/31/2002.......................    1.503          1.336            2,012,000
   1/1/2003 to 12/31/2003.......................    1.336          1.795            1,750,230

--------
*  Date these Sub-accounts were first available.

                                                                                    NUMBER OF
                                                ACCUMULATION                    ACCUMULATION UNITS
                                                 UNIT VALUE     ACCUMULATION      OUTSTANDING AT
                                                AT BEGINNING     UNIT VALUE       END OF PERIOD
                                                 OF PERIOD    AT END OF PERIOD    (IN THOUSANDS)
                                                ------------  ----------------  ------------------
   1/1/2004 to 12/31/2004.....................      1.795           2.172            3,099,203
   1/1/2005 to 12/31/2005.....................      2.172           2.398            3,489,753
   1/1/2006 to 12/31/2006.....................      2.398           2.631            2,793,921
Neuberger Berman Real Estate Sub-Account
   5/1/2004 to 12/31/2004*....................      9.999          12.818              124,242
   1/1/2005 to 12/31/2005.....................     12.818          14.349              179,430
   1/1/2006 to 12/31/2006.....................     14.349          19.478              296,783
Oppenheimer Capital Appreciation Sub-Account
   5/1/2005 to 12/31/2005*....................     10.024          10.888               15,335
   1/1/2006 to 12/31/2006.....................     10.888          11.560               23,353
Oppenheimer Global Equity Sub-Account
   5/1/2004 to 12/31/2004*....................     12.799          14.768                7,408
   1/1/2005 to 12/31/2005.....................     14.768          16.899               26,823
   1/1/2006 to 12/31/2006.....................     16.899          19.400               35,975
PIMCO Inflation Protection Bond Sub-Account
   5/1/2006* to 12/31/2006....................     11.012          11.123               23,194
PIMCO Total Return Sub-Account
   5/1/2001 to 12/31/2001*....................      1.001           1.054            1,887,995
   1/1/2002 to 12/31/2002.....................      1.054           1.137           12,468,313
   1/1/2003 to 12/31/2003.....................      1.137           1.170           11,969,667
   1/1/2004 to 12/31/2004.....................      1.170           1.212           10,308,470
   1/1/2005 to 12/31/2005.....................      1.212           1.222            9,832,142
   1/1/2006 to 12/31/2006.....................      1.222           1.260            7,127,107
RCM Technology Sub-Account/(15)/ (previously RCM Global Technology Sub-Account)
   05/1/2001 to 12/31/2001*....................     0.823           0.610              176,284
   1/1/2002 to 12/31/2002......................     0.610           0.296              314,143
   1/1/2003 to 12/31/2003......................     0.296           0.461            1,825,498
   1/1/2004 to 12/31/2004......................     0.461           0.435            1,483,587
   1/1/2005 to 12/31/2005......................     0.435           0.476            1,063,605
   1/1/2006 to 12/31/2006......................     0.476           0.495              801,471
Russell 2000(R) Index Sub-Account
   1/22/2001 to 12/31/2001*....................     1.203           1.186            1,046,199
   1/1/2002 to 12/31/2002......................     1.186           0.929            1,956,327
   1/1/2003 to 12/31/2003......................     0.929           1.336            3,302,678
   1/1/2004 to 12/31/2004......................     1.336           1.547            3,128,640
   1/1/2005 to 12/31/2005......................     1.547           1.592            2,674,744
   1/1/2006 to 12/31/2006......................     1.592           1.847            2,502,216
T. Rowe Price Large Cap Growth Sub-Account
   5/1/2004 to 12/31/2004*.....................    11.198          12.138               15,970
   1/1/2005 to 12/31/2005......................    12.138          12.733               81,410
   1/1/2006 to 12/31/2006......................    12.733          14.182              100,235
T. Rowe Price Mid Cap Growth Sub-Account
   5/1/2001 to 12/31/2001*.....................     0.981           0.824              822,978
   1/1/2002 to 12/31/2002......................     0.824           0.455            1,945,971
   1/1/2003 to 12/31/2003......................     0.455           0.613            3,614,693
   1/1/2004 to 12/31/2004......................     0.613           0.713            4,658,094
   1/1/2005 to 12/31/2005......................     0.713           0.806            4,162,391
   1/1/2006 to 12/31/2006......................     0.806           0.845            3,391,728

--------
*  Date these Sub-accounts were first available.

                                                                                        NUMBER OF
                                                      ACCUMULATION                  ACCUMULATION UNITS
                                                       UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                      AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                       OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                      ------------ ---------------- ------------------
T. Rowe Price Small Growth Sub-Account
   5/1/2004 to 12/31/2004*...........................    12.426         13.252               1,999
   1/1/2005 to 12/31/2005............................    13.252         14.476               7,208
   1/1/2006 to 12/31/2006............................    14.476         14.800              21,181
Western Asset Management Strategic Bond Sub-Account
   10/31/1994 to 12/31/1994*.........................     1.000          0.984           1,124,133
   1/1/1995 to 12/31/1995............................     0.984          1.159           6,132,563
   1/1/1996 to 12/31/1996............................     1.159          1.307          15,034,554
   1/1/1997 to 12/31/1997............................     1.307          1.433          23,074,669
   1/1/1998 to 12/31/1998............................     1.433          1.442          24,945,159
   1/1/1999 to 12/31/1999............................     1.442          1.443          20,278,882
   1/1/2000 to 12/31/2000............................     1.443          1.527          16,337,092
   1/1/2001 to 12/31/2001............................     1.527          1.609          14,811,810
   1/1/2002 to 12/31/2002............................     1.609          1.740          12,769,969
   1/1/2003 to 12/31/2003............................     1.740          1.933          12,195,522
   1/1/2004 to 12/31/2004............................     1.933          2.034          10,800,354
   1/1/2005 to 12/31/2005............................     2.034          2.063           9,727,358
   1/1/2006 to 12/31/2006............................     2.063          2.139           7,388,018
Western Asset Management U.S. Government Sub-Account
   10/31/1994 to 12/31/1994*.........................     1.000          1.004             910,020
   1/1/1995 to 12/31/1995............................     1.004          1.139           4,495,184
   1/1/1996 to 12/31/1996............................     1.139          1.161           5,785,148
   1/1/1997 to 12/31/1997............................     1.161          1.242           8,616,135
   1/1/1998 to 12/31/1998............................     1.242          1.319          12,796,204
   1/1/1999 to 12/31/1999............................     1.319          1.304          10,314,952
   1/1/2000 to 12/31/2000............................     1.304          1.421           8,874,230
   1/1/2001 to 12/31/2001............................     1.421          1.496          10,827,033
   1/1/2002 to 12/31/2002............................     1.496          1.593          14,892,461
   1/1/2003 to 12/31/2003............................     1.593          1.598          11,075,788
   1/1/2004 to 12/31/2004............................     1.598          1.624           8,131,240
   1/1/2005 to 12/31/2005............................     1.624          1.630           6,359,030
   1/1/2006 to 12/31/2006............................     1.630          1.675           4,200,467
Zenith Equity Sub-Account/(3)/
   9/16/1988 to 12/31/1988*..........................     4.645          4.612             439,393
   1/1/1989 to 12/31/1989............................     4.612          5.950                   0
   1/1/1990 to 12/31/1990............................     5.950          5.666          12,591,788
   1/1/1991 to 12/31/1991............................     5.666          8.608          21,719,884
   1/1/1992 to 12/31/1992............................     8.608          7.978          33,645,983
   1/1/1993 to 12/31/1993............................     7.978          9.050          40,091,665
   1/1/1994 to 12/31/1994............................     9.050          8.298          43,592,961
   1/1/1995 to 12/31/1995............................     8.298         11.300          41,663,900
   1/1/1996 to 12/31/1996............................    11.300         13.496          41,363,155
   1/1/1997 to 12/31/1997............................    13.496         16.442          40,200,592
   1/1/1998 to 12/31/1998............................    16.442         21.752          33,502,039
   1/1/1999 to 12/31/1999............................    21.752         24.831          38,236,116
   1/1/2000 to 12/31/2000............................    24.831         23.359          27,364,614
   1/1/2001 to 12/31/2001............................    23.359         19.257          22,565,710

--------
*  Date these Sub-accounts were first available.

                                                                                           NUMBER OF
                                                         ACCUMULATION                  ACCUMULATION UNITS
                                                          UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                                                         AT BEGINNING    UNIT VALUE      END OF PERIOD
                                                          OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                                                         ------------ ---------------- ------------------
   1/1/2002 to 12/31/2002...............................     19.257         14.832         17,578,438
   1/1/2003 to 12/31/2003...............................     14.832         19.235         14,440,815
   1/1/2004 to 12/31/2004...............................     19.235         21.064         11,979,638
   1/1/2005 to 12/31/2005...............................     21.064         22.892          9,937,720
   1/1/2006 to 12/31/2006...............................     22.892         24.456          7,924,053
MetLife Conservative Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.303              4,181
   1/1/2006 to 12/31/2006...............................     10.303         10.866              6,437
MetLife Conservative to Moderate Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.521              2,188
   1/1/2006 to 12/31/2006...............................     10.521         11.359             95,025
MetLife Moderate Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.752             55,018
   1/1/2006 to 12/31/2006...............................     10.752         11.864            196,707
MetLife Moderate to Aggressive Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         10.978             36,461
   1/1/2006 to 12/31/2006...............................     10.978         12.371            185,461
MetLife Aggressive Allocation Sub-Account
   5/1/2005 to 12/31/2005*..............................      9.999         11.154              5,881
   1/1/2006 to 12/31/2006...............................     11.154         12.728             70,333
Cyclical Growth and Income ETF Sub-Account
   5/1/2006* to 12/31/2006..............................     10.517         11.168                422
Cyclical Growth ETF Sub-Account
   5/1/2006* to 12/31/2006..............................     10.707         11.423                418

                                                                   1.60 VARIABLE ACCOUNT CHARGE
                                                         ------------------------------------------------
American Funds Bond Sub-Account
   5/1/2006* to 12/31/2006..............................  14.560847      15.263925             16,105
American Funds Global Small Capitalization Sub-Account
   5/1/2001 to 12/31/2001*..............................      1.479          1.345            284,714
   1/1/2002 to 12/31/2002...............................      1.345          1.071          1,031,114
   1/1/2003 to 12/31/2003...............................      1.071          1.619          1,421,682
   1/1/2004 to 12/31/2004...............................      1.619          1.926          2,017,772
   1/1/2005 to 12/31/2005...............................      1.926          2.376          2,351,449
   1/1/2006 to 12/31/2006...............................      2.376          2.901          2,577,549
American Funds Growth Sub-Account
   5/1/2001 to 12/31/2001*..............................     13.039         11.078            261,891
   1/1/2002 to 12/31/2002...............................     11.078          8.236            986,402
   1/1/2003 to 12/31/2003...............................      8.236         11.089          1,552,153
   1/1/2004 to 12/31/2004...............................     11.089         12.276          1,588,660
   1/1/2005 to 12/31/2005...............................     12.276         14.038          1,492,261
   1/1/2006 to 12/31/2006...............................     14.038         15.228          1,204,731
American Funds Growth-Income Sub-Account
   5/1/2001 to 12/31/2001*..............................      8.544          8.240            315,481
   1/1/2002 to 12/31/2002...............................      8.240          6.622            999,190
   1/1/2003 to 12/31/2003...............................      6.622          8.630          1,454,819
   1/1/2004 to 12/31/2004...............................      8.630          9.374          1,495,376

--------
*  Date these Sub-accounts were first available.

                                                               NUMBER OF
                             ACCUMULATION                  ACCUMULATION UNITS
                              UNIT VALUE    ACCUMULATION     OUTSTANDING AT
                             AT BEGINNING    UNIT VALUE      END OF PERIOD
                              OF PERIOD   AT END OF PERIOD   (IN THOUSANDS)
                             ------------ ---------------- ------------------
     1/1/2005 to 12/31/2005.    9.374           9.763          1,389,278
     1/1/2006 to 12/31/2006.    9.763          11.069          1,076,545

--------
/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS(R) Total Return Sub-account Class A is available.
/(2)/ Previously, the Balanced Sub-Account. On April 30, 2004, the Balanced
      Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Total Return Portfolio. Information shown for the MFS Total Return Sub-Account reflects the unit value history of the Balanced Sub-Account through the date of the merger. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
/(3)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
/(4)/ Previously, the MFS Research Managers Sub-Account. On April 30, 2004, the
      MFS Research Managers Portfolio that had been offered as an Eligible Fund through that date, merged with and into the MFS Investors Trust Portfolio. On April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account reflects the unit value history of the MFS Research Managers Sub-Account through the date of the April 30, 2004 merger.
/(5)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
/(6)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.
/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-Account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-Account reflects the accumulation unit value history of the Morgan Stanley International Equity Sub-Account through the date of the substitution.
/(9)/ Previously, the Janus Growth Sub-Account. On April 28, 2003, the Janus
      Growth Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-Account is based on the May 1, 2001 inception date of the Janus Growth Sub-Account and reflects the unit value history of the Janus Growth Sub-Account through the date of the merger.
/(10)/Previously, the Janus Mid Cap Sub-Account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-Account (formerly the Janus Mid Cap Sub-Account) reflects the unit value history of the Janus Mid Cap Sub-Account through the date of the merger.
/(11)/Previously, the FI Mid Cap Opportunities Sub-Account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund through that date, merged with and into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown reflects the unit value history of the FI Mid Cap Opportunities Portfolio Sub-Account.

/(12)/Previously, the Met/Putnam Voyager Sub-Account. On April 29, 2005, the
      Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio. Information shown for the Jennison Growth Sub-Account (formerly the Met/Putnam Voyager Sub-Account) reflects the unit value history of the Met/Putnam Voyager Sub-Account through the date of the merger.
/(13)/Previously the MFS Investors Trust Sub-Account. On April 28, 2006, the
      MFS Investors Trust Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Legg Mason Value Equity Portfolio. Information shown for the Legg Mason Value Equity Sub-Account (formerly the MFS Investors Trust Sub-Account) reflects the unit value history of the MFS Investors Sub-Account Class A through the date of the merger.
/(14)/Effective October 2, 2006, BlackRock Investment Trust Portfolio changed its name to BlackRock Large Cap Portfolio. On or about April 30, 2007, BlackRock Large Cap Portfolio merged into BlackRock Large-Cap Core Portfolio.
/(15)/Effective April 30, 2007, RCM Global Technology Portfolio changed its name to RCM Technology Portfolio.
/(16)/Effective October 1, 2006, Janus Aggressive Growth Portfolio changed its name to Legg Mason Aggressive Growth Portfolio. Effective April 30, 2007, Legg Mason Aggressive Growth Portfolio changed its name to Legg Mason Partners Aggressive Growth Portfolio.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Florida.......            1.00%                  1.00%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            3.00%                  3.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-6
      CALCULATION OF PERFORMANCE DATA..............................  II-6
      CALCULATION OF YIELDS........................................  II-7
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS.............................................  II-9
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-11
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-11
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-13
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....   F-1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.   F-1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                              ZENITH ACCUMULATOR

                     Individual Variable Annuity Contracts
                                   Issued By
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                           New York, New York 10166

                              Designated Office:
                         Annuity Administrative Office
                                P.O. Box 14594
                           Des Moines, IA 50306-3594

                         SUPPLEMENT DATED MAY 1, 2006
      TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

   This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2006, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-777-5897.

   NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

   WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                  HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

   If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

   Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                 EXPENSE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

       Sales Charge Imposed on Purchase Payments.................................           None
       Contingent Deferred Sales Charge (as a percentage of Contract Value)       6.5% declining annually--
                                                                                        See Note (1)
       Transfer Fee(2)...........................................................            $10

--------
NOTES:
(1)The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

                   IF WITHDRAWN DURING CONTRACT YEAR  CHARGE
                   ---------------------------------  ------
                                   1.................  6.5%
                                   2.................  6.0%
                                   3.................  5.5%
                                   4.................  5.0%
                                   5.................  4.5%
                                   6.................  4.0%
                                   7.................  3.5%
                                   8.................  3.0%
                                   9.................  2.0%
                                  10.................  1.0%
                                  11.................    0%

(2)Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

                      Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                                       AMERICAN FUNDS
                                                                     BOND SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                       GROWTH-INCOME
                                                                        SUB-ACCOUNT,
                                                                       AMERICAN FUNDS
                                                                    GROWTH SUB-ACCOUNT,
                                                                     AND AMERICAN FUNDS         ALL
                                                                        GLOBAL SMALL           OTHER
                                                                 CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                                                 -------------------------- ------------
       Mortality and Expense Risk Charge........................           1.20%                .95%
                                                                           -----               -----
       Administration Asset Charge..............................            .40%                .40%
                                                                           =====               =====
              Total Variable Account Annual Expenses............           1.60%               1.35%
                                                                           -----               -----

--------
NOTE:
(1)The Administration Contract Charge is not imposed after annuitization.

   The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES
(as a percentage of average net assets)

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)...........................................   .29%   8.27%

                                                                                            MINIMUM MAXIMUM
                                                                                            ------- -------
NET TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)...............................................................   .28%   1.44%

--------
NOTE:
(1)The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2007, as described in more detail below.

   The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2005, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                        NET TOTAL
                                                                                                         ANNUAL
                                                                                                        PORTFOLIO
                                                                                                        EXPENSES
                                                                                                        INCLUDING
                                                                      GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                  12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                    MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                       FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                    ---------- ------------ -------- -------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
"METROPOLITAN FUND"(4)
BlackRock Money Market
  Portfolio(5).....................    .35%          0%       .07%      .42%      .01%        .41%
Western Asset Management U.S.
  Government Portfolio.............    .54%          0%       .07%      .61%        0%        .61%
BlackRock Bond Income
  Portfolio(5).....................    .40%          0%       .07%      .47%        0%        .47%
Lehman Brothers(R) Aggregate Bond
  Index Portfolio(5)...............    .25%        .25%       .06%      .56%      .01%        .55%
Western Asset Management Strategic
  Bond Opportunities Portfolio.....    .65%          0%       .10%      .75%        0%        .75%
BlackRock Diversified Portfolio....    .44%        .25%       .06%      .75%        0%        .75%
MFS(R) Total Return Portfolio
  CLASS (A)(5)(8)..................    .57%          0%       .16%      .73%        0%        .73%
MFS(R) Total Return Portfolio
  CLASS E(5)(8)....................    .57%        .15%       .16%      .88%        0%        .88%
Harris Oakmark Focused Value
  Portfolio........................    .73%          0%       .04%      .77%        0%        .77%
BlackRock Large Cap Value
  Portfolio(5)(7)..................    .70%        .15%       .15%     1.00%        0%       1.00%
Davis Venture Value Portfolio......    .72%         .0%       .04%      .76%        0%        .76%
FI Value Leaders Portfolio.........    .66%          0%       .07%      .73%        0%        .73%
Harris Oakmark Large Cap Value
  Portfolio........................    .72%        .15%       .06%      .93%        0%        .93%
Neuberger Berman Mid Cap Value
  Portfolio........................    .67%        .25%       .09%     1.01%        0%       1.01%
Oppenheimer Global Equity
  Portfolio........................    .60%        .25%       .33%     1.18%        0%       1.18%
BlackRock Strategic Value
  Portfolio........................    .83%          0%       .06%      .89%        0%        .89%
BlackRock Investment Trust
  Portfolio........................    .49%        .25%       .06%      .80%        0%        .80%
MetLife Stock Index Portfolio
  CLASS A(5)(10)...................    .25%          0%       .04%      .29%      .01%        .28%
MetLife Stock Index Portfolio
  CLASS B(5)(11)...................    .25%        .25%       .04%      .54%      .01%        .53%
FI Mid Cap Opportunities Portfolio.    .68%        .25%       .07%     1.00%        0%       1.00%
MetLife Mid Cap Stock Index
  Portfolio(5).....................    .25%        .25%       .09%      .59%      .01%        .58%

                                                                                                         NET TOTAL
                                                                                                          ANNUAL
                                                                                                         PORTFOLIO
                                                                                                         EXPENSES
                                                                                                         INCLUDING
                                                                       GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                   12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                     MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                        FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                     ---------- ------------ -------- -------- ----------- ----------- -------------
FI International Stock Portfolio....    .86%          0%       .20%    1.06%         0%       1.06%
Morgan Stanley EAFE(R) Index
  Portfolio(5)......................    .30%        .25%       .22%     .77%       .01%        .76%
BlackRock Legacy Large Cap Growth
  Portfolio.........................    .73%          0%       .07%     .80%         0%        .80%
FI Large Cap Portfolio(5)(13).......    .80%        .25%       .06%    1.11%         0%       1.11%
Jennison Growth Portfolio...........    .64%          0%       .05%     .69%         0%        .69%
T. Rowe Price Large Cap Growth
  Portfolio.........................    .60%        .25%       .12%     .97%         0%        .97%
Loomis Sayles Small Cap
  Portfolio(5)......................    .90%          0%       .08%     .98%       .05%        .93%
Russell 2000(R) Index Portfolio(5)..    .25%        .25%       .11%     .61%       .01%        .60%
BlackRock Aggressive Growth
  Portfolio.........................    .73%        .25%       .06%    1.04%         0%       1.04%
Franklin Templeton Small Cap Growth
  Portfolio(5)(7)...................    .90%        .25%       .23%    1.38%         0%       1.38%
T. Rowe Price Small Cap Portfolio...    .51%        .25%       .09%     .85%         0%        .85%
Zenith Equity Portfolio(9)..........      0%          0%       .01%     .01%         0%        .01%         .73%

MET INVESTORS SERIES TRUST(4)
PIMCO Total Return Portfolio(7).....    .50%        .25%       .07%     .82%         0%        .82%
Lord Abbett Bond Debenture
  Portfolio.........................    .51%        .25%       .05%     .81%         0%        .81%
PIMCO Inflation Protected Bond
  Portfolio(6)......................    .50%        .25%       .05%     .80%         0%        .80%
Neuberger Berman Real Estate
  Portfolio(6)......................    .67%        .25%       .03%     .95%         0%        .95%
Legg Mason Value Equity Portfolio
  CLASS A(6)(14)....................    .70%          0%      7.57%    8.27%      7.47%        .80%
Lazard Mid-Cap Portfolio(6).........    .70%        .25%       .09%    1.04%         0%       1.04%
Harris Oakmark International
  Portfolio(6)......................    .82%        .15%       .13%    1.10%         0%       1.10%
MFS(R) Research International
  Portfolio(6)(7)...................    .74%        .25%       .23%    1.22%         0%       1.22%
Janus Aggressive Growth
  Portfolio(6)......................    .67%        .25%       .05%     .97%         0%        .97%
Oppenheimer Capital Appreciation
  Portfolio(6)(7)...................    .59%        .25%       .10%     .94%         0%        .94%
T. Rowe Price Mid-Cap Growth
  Portfolio(6)......................    .75%        .25%       .07%    1.07%         0%       1.07%
Met/AIM Small Cap Growth
  Portfolio(6)(7)...................    .90%        .25%       .11%    1.26%         0%       1.26%
RCM Global Technology
  Portfolio(6)(7)...................    .92%        .25%       .27%    1.44%         0%       1.44%
Cyclical Growth and Income ETF
  Portfolio(6)(15)..................    .45%        .25%      3.03%    3.73%      2.93%        .80%        1.13%

                                                                                                           NET TOTAL
                                                                                                            ANNUAL
                                                                                                           PORTFOLIO
                                                                                                           EXPENSES
                                                                                                           INCLUDING
                                                                         GROSS   CONTRACTUAL  NET TOTAL    ESTIMATED
                                                     12B-1               TOTAL     EXPENSE   CONTRACTUAL  EXPENSES OF
                                       MANAGEMENT DISTRIBUTION  OTHER    ANNUAL  SUBSIDY OR    ANNUAL     UNDERLYING
                                          FEES      FEES(2)    EXPENSES EXPENSES  DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                       ---------- ------------ -------- -------- ----------- ----------- -------------
Cyclical Growth ETF
  Portfolio(6)(15)....................    .45%        .25%      1.89%    2.59%      1.79%        .80%        1.18%

AMERICAN FUNDS INSURANCE SERIES(4)
American Funds Bond Fund
  Portfolio...........................    .43%        .25%       .01%     .69%         0%        .69%
American Funds Growth-Income
  Fund................................    .28%        .25%       .01%     .54%         0%        .54%
American Funds Global Small
  Capitalization Fund.................    .74%        .25%       .05%    1.04%         0%       1.04%
American Funds Growth Fund............    .33%        .25%       .02%     .60%         0%        .60%

VARIABLE INSURANCE PRODUCTS FUND(4)
VIP Equity-Income Portfolio (Initial
  Class)..............................    .47%          0%       .09%     .56%         0%        .56%
VIP Overseas Portfolio (Initial
  Class)..............................    .72%          0%       .17%     .89%         0%        .89%

METROPOLITAN FUND-ASSET ALLOCATION
  PORTFOLIOS(4)
MetLife Conservative Allocation
  Portfolio CLASS B(5)(12)............    .10%        .25%       .95%    1.30%       .95%        .35%         .98%
MetLife Conservative to Moderate
  Allocation Portfolio
  CLASS B(5)(12)......................    .10%        .25%       .31%     .66%       .31%        .35%        1.00%
MetLife Moderate Allocation Portfolio
  CLASS B(5)(12)......................    .10%        .25%       .19%     .54%       .19%        .35%        1.04%
MetLife Moderate to Aggressive
  Portfolio CLASS B(5)(12)............    .10%        .25%       .24%     .59%       .24%        .35%        1.06%
MetLife Aggressive Allocation
  Portfolio Class B(5)(12)............    .10%        .25%      1.66%    2.01%      1.66%        .35%        1.07%

--------
NOTES:
 (1)The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2005. Current or future expenses may be greater or less than those shown.

 (2)The Metropolitan Series Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

 (3)Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements.

 (4)Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") including the Metropolitan Fund -- Asset Allocation Portfolios. Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

 (5)MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2006, the following percentages: 1.20% for the FI Large Cap Value Portfolio; .35% for the MetLife Conservative Allocation Portfolio; .35% for the MetLife Conservative to Moderate Allocation Portfolio; .35% for the MetLife Moderate Allocation Portfolio; .35% for the MetLife Moderate to Aggressive Allocation Portfolio; and .35% for the MetLife Aggressive Allocation Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, BlackRock Large Cap Value Portfolio and the Asset Allocation Portfolios if, in the future, actual expenses of these portfolios are less than these expense limits. MetLife Advisers has contractually agreed, until at least April 30, 2007, to reduce the Management Fee by the following percentages: .05% on all assets for the Loomis Sayles Small Cap Portfolio; .006% on all assets for the Lehman Brothers Aggregate Bond Index Portfolio; .007% on all assets for the MetLife Stock Index Portfolio; .007% on all assets for the MetLife Mid Cap Stock Index Portfolio; .007% on all assets for the Russell 2000 Index Portfolio; .007% on all assets for the Morgan Stanley EAFE Index Portfolio; .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio; .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio; and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio. Management fees shown in the table for the MFS Total Return Portfolio have been restated to reflect a new fee schedule that came into effect May 1, 2006.

 (6)Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses) will not exceed, at any time prior to April 30, 2006, the following percentages: .80% for the Cyclical Growth and Income ETF and Cyclical Growth EFT Portfolios; .80% for the Legg Mason Value Equity Portfolio; 1.15% for the Neuberger Berman Real Estate Portfolio; 1.05% for the Lazard Mid-Cap Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.15% for the T. Rowe Price Mid-Cap Growth Portfolio; .90% for the PIMCO Inflation Protected Bond Portfolio; 1.35% for the RCM Global Technology Portfolio; 1.25% for the MFS Research International Portfolio; 1.00% for the Oppenheimer Capital Appreciation Portfolio; 1.25% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager if, in the future, actual expenses of these Portfolios are less than these expense limits. Due to certain brokerage commission recaptures not shown in the table, actual Net Total Annual Expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005. Management fees shown in the table for the Lazard Mid-Cap Portfolio have been restated to reflect a new fee schedule that came into effect December 19, 2005.

 (7)Certain amounts were recouped by the investment manager during 2005. These amounts are reflected in Other Expenses and per Portfolio are: .02% for the BlackRock Large Cap Value Portfolio; .03% for the Franklin Templeton Small Cap Growth Portfolio; .05% for the Oppenheimer Capital Appreciation Portfolio; .05% for the MFS Research International Portfolio; .04% for the Met/AIM Small Cap Growth Portfolio; .01% for the PIMCO Total Return Portfolio; and .14% for the RCM Global Technology Portfolio.

 (8)For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class B is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

 (9)The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. The Total Contractual Annual Expenses of the Zenith Equity Portfolio, including the weighted average of the total operating expenses of the Underlying Portfolios (before applicable contractual expense limitations) is .73%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

(10)For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(11)For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(12)The MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, and the MetLife Aggressive Allocation Portfolios (the "Asset Allocation Portfolios") are each "funds of funds" that invest substantially all of their respective assets in other portfolios of the Metropolitan Series Fund, Inc. and/or the Met Investors Series Trust. Because these Asset Allocation Portfolios invest in other underlying portfolios, each of the Asset Allocation Portfolios also will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the investment management fee. The expenses of the underlying portfolios (after any applicable expense limitations) as of December 31, 2005 are .63% for the MetLife Conservative Allocation Portfolio, .65% for the MetLife Conservative to Moderate Allocation Portfolio, .69% for the MetLife Moderate Allocation Portfolio, .71% for the MetLife Moderate to Aggressive Allocation Portfolio, and .72% for the MetLife Aggressive Allocation Portfolio. The Gross Total Annual Expenses of the Asset Allocation Portfolios, including the weighted average of the total operating expenses of the underlying portfolios (before applicable expense limitations) as of December 31, 2005 are: 1.93% for the MetLife Conservative Allocation Portfolio, 1.31% for the MetLife Conservative to Moderate Allocation Portfolio, 1.23% for the MetLife Moderate Allocation Portfolio, 1.30% for the MetLife Moderate to Aggressive Allocation Portfolio, and 2.73% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of the Asset Allocation Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers.

(13)Total Annual Expenses for the FI Large Cap Portfolio have been restated to reflect the reorganization of another Portfolio into the FI Large Cap Portfolio, which occurred as of the close of business on April 28, 2006. The FI Large Cap Portfolio's expenses have also been restated to reflect contractual arrangements in effect on May 1, 2006.

(14)Total Annual Expenses for the Legg Mason Value Equity Portfolio are annualized based on the months the Portfolio was in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005.

(15)Each Portfolio was designed on established principals of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company. The expenses of the Underlying ETFs and other investment companies are; 0.33% for Cyclical Growth and Income ETF Portfolio, and 0.38% for the Cyclical Growth ETF Portfolio. The expenses of the Underlying ETFs and other investment companies are based upon the weighted average of the total operating expenses of the Underlying EFTs or other investment company for the year ended December 31, 2005 (or in the case of Vanguard(R) U.S. Spector Index Funds, for the fiscal year ended August 31, 2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the portfolios for a description of the allocation targets for each portfolio. Total annual expenses are annualized based on the months the portfolios were in operation (commencement of operations was October 1, 2005).

EXAMPLE

   The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

   The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                          1 YEAR    3 YEARS   5 YEARS  10 YEARS
                                         --------- --------- --------- ---------
(a)..................................... $1,504.00 $3,136.00 $4,625.00 $7,749.00
(b)..................................... $  778.00 $1,083.00 $1,402.00 $2,137.00

    (2)If you do NOT surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                          1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                          ------- --------- --------- ---------
 (a)..................................... $946.00 $2,707.00 $4,307.00 $7,693.00
 (b)..................................... $174.00 $  539.00 $  927.00 $2,013.00

   PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
--------
NOTES:
(1)The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of 0.071% has been used. (See Note (1) to the first table on p. A-3.)

(2)The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-32).

                                  THE COMPANY

   The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers.

   New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

   Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

   The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

   You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

BLACKROCK MONEY MARKET PORTFOLIO

   The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

   During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO)

   The Western Asset Management U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

BLACKROCK BOND INCOME PORTFOLIO

   The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

   The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO)

   The Western Asset Management Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

BLACKROCK DIVERSIFIED PORTFOLIO

   The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

   The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

   The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

BLACKROCK LARGE CAP VALUE PORTFOLIO

   The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

   The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO

   The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

   The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO

   The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

   The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

BLACKROCK STRATEGIC VALUE PORTFOLIO

   The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

BLACKROCK INVESTMENT TRUST PORTFOLIO

   The BlackRock Investment Trust Portfolio's investment objective is long-term growth of capital and income.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE

ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

FI MID CAP OPPORTUNITIES PORTFOLIO

   The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

FI INTERNATIONAL STOCK PORTFOLIO

   The FI International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

   The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

   The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

FI LARGE CAP PORTFOLIO

   The FI Large Cap Portfolio's investment objective is long-term growth of capital.

JENNISON GROWTH PORTFOLIO

   The Jennison Growth Portfolio's investment objective is to seek long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

   The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

LOOMIS SAYLES SMALL CAP PORTFOLIO

   The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

   The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO

   The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

   The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

   The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

PIMCO TOTAL RETURN PORTFOLIO

   The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

   The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

   The PIMCO Inflation Protected Bond Portfolio's investment objective is maximum real return, consistent with preservation of capital and prudent investment management.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

   The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LEGG MASON VALUE EQUITY PORTFOLIO (FORMERLY MFS INVESTORS TRUST PORTFOLIO)

   The Legg Mason Value Equity Portfolio's investment objective is long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (FORMERLY MET/AIM MID CAP CORE EQUITY PORTFOLIO)

   The Lazard Mid-Cap Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

   The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

   The MFS Research International Portfolio's investment objective is capital appreciation.

JANUS AGGRESSIVE GROWTH PORTFOLIO

   The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

   The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

   The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

   The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

RCM GLOBAL TECHNOLOGY PORTFOLIO

   The RCM Global Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

AMERICAN FUNDS BOND FUND

   The American Funds Bond Fund's investment objective is to maximize current income and preserve capital by investing primarily in fixed-income securities.

AMERICAN FUNDS GROWTH-INCOME FUND

   The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

   The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

   The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

   The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

   The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

   The MetLife Moderate Allocation Portfolio's investment objective is to balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

   The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

ZENITH EQUITY PORTFOLIO

   The Zenith Equity Portfolio's investment objective is long-term capital appreciation.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

   The Cyclical Growth and Income ETF Portfolio's investment objective is growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

   The Cyclical Growth ETF Portfolio's investment objective is growth of capital.

VIP EQUITY-INCOME PORTFOLIO

   The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index.

VIP OVERSEAS PORTFOLIO

   The VIP Overseas Portfolio seeks long-term growth of capital.

INVESTMENT ADVICE

   MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                              Subadviser
---------                                              ----------
BlackRock Money Market                                 BlackRock Advisors, Inc.
Western Asset Management U.S. Government/(1)/          Western Asset Management Company/(2)/
BlackRock Bond Income                                  BlackRock Advisors, Inc.
Lehman Brothers Aggregate Bond Index                   Metropolitan Life Insurance Company
Western Asset Management Strategic Bond Opportunities  Western Asset Management Company/(2)/
BlackRock Diversified                                  BlackRock Advisors, Inc.
MFS Total Return                                       Massachusetts Financial Services Company
Harris Oakmark Focused Value                           Harris Associates L.P.
BlackRock Large Cap Value                              BlackRock Advisors, Inc.
Davis Venture Value                                    Davis Selected Advisers, L.P./(3)/
FI Value Leaders                                       Fidelity Management & Research Company
Harris Oakmark Large Cap Value                         Harris Associates L.P.
Neuberger Berman Mid Cap Value                         Neuberger Berman Management Inc.
Oppenheimer Global Equity                              OppenheimerFunds, Inc.
BlackRock Strategic Value                              BlackRock Advisors, Inc.
BlackRock Investment Trust                             BlackRock Advisors, Inc.
MetLife Stock Index                                    Metropolitan Life Insurance Company
FI Mid Cap Opportunities                               Fidelity Management & Research Company
MetLife Mid Cap Stock Index                            Metropolitan Life Insurance Company
FI International Stock                                 Fidelity Management & Research Company
Morgan Stanley EAFE Index                              Metropolitan Life Insurance Company
BlackRock Legacy Large Cap Growth                      BlackRock Advisors, Inc.
FI Large Cap                                           Fidelity Management & Research Company
Jennison Growth                                        Jennison Associates LLC
T. Rowe Price Large Cap Growth                         T. Rowe Price Associates, Inc.
Loomis Sayles Small Cap                                Loomis, Sayles & Company, L.P.

Portfolio                                         Subadviser
---------                                         ----------
Russell 2000 Index                                Metropolitan Life Insurance Company
BlackRock Aggressive Growth                       BlackRock Advisors, Inc.
Franklin Templeton Small Cap Growth               Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                    T. Rowe Price Associates, Inc.
MetLife Conservative Allocation/(5)/              N/A/(5)/
MetLife Conservative to Moderate Allocation/(5)/  N/A/(5)/
MetLife Moderate Allocation/(5)/                  N/A/(5)/
MetLife Moderate to Aggressive Allocation/(5)/    N/A/(5)/
MetLife Aggressive Allocation/(5)/                N/A/(5)/
Zenith Equity/(4)/                                N/A/(4)/

--------
/(1)/Effective May 1, 2006, Salomon Brothers U.S. Government Portfolio changed its name to Western Asset Management U.S. Government Portfolio and Salomon Brothers Strategic Bond Opportunities Portfolio changed its name to Western Asset Management Strategic Bond Opportunities Portfolio.

/(2)/On May 1, 2006, Western Asset Management Company replaced Salomon Brothers
    Asset Management Inc. as Subadviser.

/(3)/Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(4)/The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Zenith Equity Portfolio.

/(5)/Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
    Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

   For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (I.E. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (I.E. subadviser).

   Portfolio                       Adviser (Subadviser)
   ---------                       --------------------
   PIMCO Total Return              Pacific Investment Management Company LLC
   Lord Abbett Bond Debenture      Lord, Abbett & Co. LLC
   PIMCO Inflation Protected Bond  Pacific Investment Management Company LLC
   Neuberger Berman Real Estate    Neuberger Berman Management Inc.
   Legg Mason Value Equity/(3)/    Legg Mason Capital Management, Inc.
   Lazard Mid-Cap/(1)/             Lazard Asset Management LLC/(2)/
   Harris Oakmark International    Harris Associates L.P.
   MFS Research International      Massachusetts Financial Services Company
   Janus Aggressive Growth         Janus Capital Management LLC

       Portfolio                         Adviser (Subadviser)
       ---------                         --------------------
       Oppenheimer Capital Appreciation  OppenheimerFunds, Inc.
       T. Rowe Price Mid-Cap Growth      T. Rowe Price Associates, Inc.
       Met/AIM Small Cap Growth          A I M Capital Management, Inc.
       RCM Global Technology             RCM Capital Management LLC
       Cyclical Growth and Income ETF    Gallatin Asset Management, Inc.
       Cyclical Growth ETF               Gallatin Asset Management, Inc.

--------
/(1)/Effective December 19, 2005, Met/AIM Mid Cap Core Equity Portfolio changed its name to Lazard Mid-Cap Portfolio.

/(2)/Effective December 19, 2005, Lazard Asset Management LLC replaced A I M
     Capital Management, Inc. as Adviser (subadviser).

/(3)/On or about May 1, 2006, MFS Investors Trust Portfolio, which had been offered as an Eligible Fund up to that date, merged with and into Legg Mason Value Equity Portfolio.

   For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

                     Portfolio                  Subadviser
                     ---------                  ----------
                     American Funds Bond Fund   N/A
                     American Funds
                       Growth-Income            N/A
                     American Funds Global
                       Small Capitalization     N/A
                     American Funds Growth      N/A

   For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

   Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

                       Portfolio          Subadviser
                       ---------          ----------
                       VIP Equity-Income  FMR Co., Inc.
                       VIP Overseas       FMR Co., Inc.

   For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

   You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

   An investment adviser (other than our affiliates MetLife Advisers, LLC; and Met Investors Advisory, LLC) or subadviser of an Eligible Fund, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Eligible Funds. The amount of the compensation is not deducted from Eligible Fund assets and does not decrease the Eligible Fund's investment return. The amount of the compensation is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the Contracts.

   We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers MetLife Advisers, LLC, and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Fund. We may benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See "EXPENSE TABLE--Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers.)

   Certain Eligible Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Eligible Fund's prospectus. (See "EXPENSE TABLE--Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF CONTRACTS.") The payments are deducted from assets of the Eligible Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Eligible Fund's investment return.

   We select the Eligible Funds offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included Eligible Funds based on recommendations made by selling firms. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Eligible Fund.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "DISTRIBUTION OF CONTRACTS.")

SHARE CLASSES OF THE ELIGIBLE FUNDS

   The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

    . For the Metropolitan Fund we offer Class A shares of the BlackRock Money Market, Western Asset Management Strategic Bond Opportunities, Western Asset Management U.S. Government, BlackRock Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), BlackRock Legacy Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Jennison Growth, FI International Stock and BlackRock Strategic Value Portfolios; Class B shares of the FI Large Cap Portfolio, FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan

       Stanley EAFE Index, Russell 2000 Index, BlackRock Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, BlackRock Aggressive Growth, BlackRock Diversified, Metlife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

    . For the Met Investors Series Trust, we offer Class B shares for all Portfolios except the Harris Oakmark International Portfolio, which is Class E.

    .  For the American Funds Insurance Series, we offer Class 2 shares only.

    .  For VIP, we offer Initial Class only.

   Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

TRANSFER PRIVILEGE

--GENERAL

   The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

   Transfers out of the Fixed Account are limited as to timing, frequency and amount.

--MARKET TIMING

   Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

   We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the Western Asset Management Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Loomis Sayles Small Cap Portfolio, Russell 2000 Index

Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Oppenheimer Global Equity Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Harris Oakmark International Portfolio, MFS Research International Portfolio, American Funds Global Small Capitalization Fund, and VIP Overseas Portfolio--the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Eligible Funds, in a 12-month period there were, (1) six or more transfers (in or out) involving the given category; (2) cumulative gross transfers (in and out) involving the given category that exceed the current Contract Value; and (3) two or more "round-trips" involving the given category. A round-trip is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days in either case subject to certain other criteria.

   We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

   Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m.

   Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

   The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Eligible Funds and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

   The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Eligible Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective October 16, 2006, we will be required to (1) enter into a written agreement with each Eligible Fund or its principal underwriter that will obligate us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Eligible Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Eligible Fund.

   In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Eligible Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Eligible Funds.

   In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

REQUESTS AND ELECTIONS

   We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

   Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

    . By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

    .  Through your Registered Representative

    . In writing to New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

    .  By fax (515) 457-4301

    . For transfers or reallocation of future purchase payments, by Internet at http://www.nef.com.

   If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

   All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

   All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

   Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

   A recording of daily unit values is available by calling 1-800-333-2501.

                               ANNUITY PAYMENTS

   During the Annuity Period, the following sub-accounts are currently not available: MFS Total Return (Class E), BlackRock Diversified, T. Rowe Price Large Cap Growth, BlackRock Aggressive Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Neuberger Berman Real Estate, Oppenheimer Capital appreciation, FI Large Cap, MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation, MetLife Aggressive Allocation, Cyclical Growth & Income ETF, Cyclical Growth ETF, American Funds Bond and PIMCO Inflation Protected Bond Sub-accounts.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

   The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

      1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under
   Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

      2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

      3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

      4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

      5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

      6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

   An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a Qualified Contract. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

   For any tax qualified account (E.G. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

   A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

   In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

   Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate (currently 15% in 2006) applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

   The following discussion generally applies to Contracts owned by natural persons.

   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

   It is conceivable that the charges for certain benefits such as any of the guaranteed death benefits could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these charges as an intrinsic part of the annuity contract and do not tax report these as taxable income. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

   In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

    .  made on or after the taxpayer reaches age 59 1/2;

    .  made on or after the death of an Owner;

    .  attributable to the taxpayer's becoming disabled;

    . made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

    . under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

   Once income payments commence, you may not be able to transfer withdrawals to another non-qualified annuity contract in a tax-free Section 1035 exchange.

   In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess.

Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

   The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that
(a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

   Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

   Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 591/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract. At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is used to convert to income payments. Consult your tax attorney prior to partially annuitizing your Contract.

   Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

   Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 591/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

   The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   MULTIPLE CONTRACTS. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

   FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details may be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

   INDIVIDUAL RETIREMENT ACCOUNTS (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for Owners age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. Traditional IRAs/SEP, Simple IRAs and Roth IRAs may not invest in life insurance. The Contract may provide death benefits that could exceed the greater of premiums paid or the Contract Value. The final required minimum distribution income tax regulations generally treat such benefit as part of the annuity contract and not as life insurance and require the value of such benefit to be included in the participant's interest that is subject to the required minimum distribution rules.

   THE IRS HAS APPROVED THE FORM OF THE TRADITIONAL IRA ENDORSEMENT AND SIMPLE IRA ENDORSEMENT FOR USE WITH THE CONTRACT AND CERTAIN RIDERS, INCLUDING RIDERS PROVIDING FOR DEATH BENEFITS IN EXCESS OF PREMIUMS PAID. PLEASE BE AWARE THAT THE IRA OR SIMPLE IRA CONTRACT ISSUED TO YOU MAY DIFFER FROM THE FORM OF THE TRADITIONAL IRA OR SIMPLE IRA APPROVED BY THE IRS BECAUSE OF SEVERAL FACTORS SUCH AS DIFFERENT RIDERS AND STATE INSURANCE REQUIREMENTS. ADDITIONALLY, SUCH APPROVAL AS TO THE FORM OF THE CONTRACT BY THE IRS DOES NOT CONSTITUTE ANY APPROVAL OR ENDORSEMENT AS TO THE INVESTMENT PROGRAM THEREUNDER.

   SIMPLE IRA'S permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

   ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of
(1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

   Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

   The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2006, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

HURRICANE RELIEF

   DISTRIBUTIONS. Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under section 72(t).

   To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to your particular situation.

   SECTION 457(B) PLANS: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

   LOANS. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

   OTHER TAX ISSUES. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

   Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

   The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

   Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

   FOREIGN TAX CREDITS. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

   COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

    . The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

    . The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

    . The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

   See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

   FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

   GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

   ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

   ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                           DISTRIBUTION OF CONTRACTS

   We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all purchase payments allocated to the American Funds Bond Fund, the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

   The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

   Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

   Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

   Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

   In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

   Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

   The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

   A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

   Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

   We and Distributor may also enter into preferred distribution arrangements with certain affiliated selling firms such as Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and Tower Square Securities, Inc.. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, we and Distributor may pay separate, additional compensation to the selling firm for services the selling firm provides in connection with the distribution of the Contracts. These services may include providing us with access to the distribution network of the selling firm, the hiring and training of the selling firm's sales personnel, the sponsoring of conferences and seminars by the selling firm, or general marketing services performed by the selling firm. The selling firm may also provide other services or incur other costs in connection with distributing the Contracts.

                               LEGAL PROCEEDINGS

   In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

   It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Variable Account or upon the ability of New England Securities Corporation to perform its contract with the Variable Account or of MetLife to meet its obligations under the Contracts.

                             FINANCIAL STATEMENTS

   Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                           ACCUMULATION UNIT VALUES
         (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                       THE NEW ENGLAND VARIABLE ACCOUNT
                        CONDENSED FINANCIAL INFORMATION

   Set forth below are accumulation unit values through December 31, 2005 for each Sub-account of The New England Variable Account.

                                BLACKROCK
                               MONEY MARKET
                               SUB-ACCOUNT
                               ------------
                                 9/29/88*     1/1/89     1/1/90     1/1/91       1/1/92       1/1/93     1/1/94
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/88    12/31/89   12/31/90   12/31/91     12/31/92     12/31/93   12/31/94
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       1.384       1.408      1.518      1.620        1.697        1.738      1.766
Accumulation Unit Value at
 end of period................       1.408       1.518      1.620      1.697        1.738        1.766      1.811
Numberof Accumulation Units
      outstanding at end of
      period..................     915,605   7,661,069 21,629,006 26,332,938   26,759,532   25,016,975 30,220,356

                                  1/1/95      1/1/96     1/1/97     1/1/98       1/1/99       1/1/00     1/1/01
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/95    12/31/96   12/31/97   12/31/98     12/31/99     12/31/00   12/31/01
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
AccumulationUnit Value at
            beginning of
            period............       1.811       1.889      1.959      2.036        2.114        2.190      2.295
AccumulationUnit Value at end
            of period.........       1.889       1.959      2.036      2.114        2.190        2.295      2.353
Numberof Accumulation Units
      outstanding at end of
      period..................  33,015,018  33,412,517 26,785,902 33,716,959   36,481,209   31,587,553 29,851,477

                                                                             WESTERN ASSET
                                                                               MANAGEMENT
                                                                             STRATEGIC BOND
                                                                             OPPORTUNITIES
                                                                             SUB-ACCOUNT(1)
                                                                             --------------
                                  1/1/02      1/1/03     1/1/04     1/1/05     10/31/94*      1/1/95     1/1/96
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/02    12/31/03   12/31/04   12/31/05     12/31/94     12/31/95   12/31/96
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       2.353       2.355      2.342      2.333        1.000        0.984      1.159
Accumulation Unit Value at
 end of period................       2.355       2.342      2.333      2.369        0.984        1.159      1.307
Number of Accumulation Units
 outstanding at end of period.  29,978,273  18,712,117 13,448,596 11,440,636    1,124,133    6,132,563 15,034,554

                                  1/1/97      1/1/98     1/1/99     1/1/00       1/1/01       1/1/02     1/1/03
                                    TO          TO         TO         TO           TO           TO         TO
                                 12/31/97    12/31/98   12/31/99   12/31/00     12/31/01     12/31/02   12/31/03
                               ------------ ---------- ---------- ---------- -------------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........       1.307       1.433      1.442      1.443        1.527        1.609      1.740
Accumulation Unit Value at
 end of period................       1.433       1.442      1.443      1.527        1.609        1.740      1.933
Number of Accumulation Units
 outstanding at end of period.  23,074,669  24,945,159 20,278,882 16,337,092   14,811,810   12,769,969 12,195,522

--------
*  Date these Sub-accounts were first available.

                                                      WESTERN ASSET
                                                        MANAGEMENT
                                                           U.S.
                                                        GOVERNMENT
                                                      SUB-ACCOUNT(1)
                                                      --------------
                                 1/1/04      1/1/05     10/31/94*      1/1/95     1/1/96      1/1/97     1/1/98
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/04    12/31/05     12/31/94     12/31/95   12/31/96    12/31/97   12/31/98
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.933       2.034        1.000        1.004      1.139       1.161      1.242
Accumulation Unit Value at
 end of period................      2.034       2.063        1.004        1.139      1.161       1.242      1.319
Number of Accumulation Units
 outstanding at end of period. 10,800,354   9,727,358      910,020    4,495,184  5,785,148   8,616,135 12,796,204

                                 1/1/99      1/1/00       1/1/01       1/1/02     1/1/03      1/1/04     1/1/05
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/99    12/31/00     12/31/01     12/31/02   12/31/03    12/31/04   12/31/05
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.319       1.304        1.421        1.496      1.593       1.598      1.624
Accumulation Unit Value at
 end of period................      1.304       1.421        1.496        1.593      1.598       1.624      1.630
Number of Accumulation Units
 outstanding at end of period. 10,314,952   8,874,230   10,827,033   14,892,461 11,075,788   8,131,240  6,359,030

                                BLACKROCK
                               BOND INCOME
                               SUB-ACCOUNT
                               -----------
                                10/5/88*     1/1/89       1/1/90       1/1/91     1/1/92      1/1/93     1/1/94
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/88    12/31/89     12/31/90     12/31/91   12/31/92    12/31/93   12/31/94
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.631       1.634        1.810        1.930      2.247       2.398      2.664
Accumulation Unit Value at
 end of period................      1.634       1.810        1.930        2.247      2.398       2.664      2.540
Number of Accumulation Units
 outstanding at end of period.    299,002   4,287,540   10,139,527   17,797,335 28,871,719  41,939,487 41,657,182

                                 1/1/95      1/1/96       1/1/97       1/1/98     1/1/99      1/1/00     1/1/01
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/95    12/31/96     12/31/97     12/31/98   12/31/99    12/31/00   12/31/01
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      2.540       3.037        3.134        3.429      3.689       3.622      3.865
Accumulation Unit Value at
 end of period................      3.037       3.134        3.429        3.689      3.622       3.865      4.149
Number of Accumulation Units
 outstanding at end of period. 42,231,987  41,138,874   37,260,367   38,630,894 32,707,422  25,348,903 25,107,756

                                                                                 MFS TOTAL
                                                                                  RETURN
                                                                                SUB-ACCOUNT
                                                                                CLASS A(2)
                                                                                -----------
                                 1/1/02      1/1/03       1/1/04       1/1/05    9/21/88*     1/1/89     1/1/90
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/02    12/31/03     12/31/04     12/31/05   12/31/88    12/31/89   12/31/90
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      4.149       4.439        4.636        4.776      1.042       1.063      1.250
Accumulation Unit Value at
 end of period................      4.439       4.636        4.776        4.826      1.063       1.250      1.272
Number of Accumulation Units
 outstanding at end of period. 21,965,782  17,110,556   13,806,056   11,248,007    731,349   9,179,207 18,099,540

                                 1/1/91      1/1/92       1/1/93       1/1/94     1/1/95      1/1/96     1/1/97
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/91    12/31/92     12/31/93     12/31/94   12/31/95    12/31/96   12/31/97
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      1.272       1.508        1.588        1.733      1.691       2.190      2.485
Accumulation Unit Value at
 end of period................      1.508       1.588        1.733        1.691      2.190       2.485      3.103
Number of Accumulation Units
 outstanding at end of period. 26,478,398  41,588,546   60,696,659   61,961,278 56,145,463  52,130,165 48,490,618

                                 1/1/98      1/1/99       1/1/00       1/1/01     1/1/02      1/1/03     1/1/04
                                   TO          TO           TO           TO         TO          TO         TO
                                12/31/98    12/31/99     12/31/00     12/31/01   12/31/02    12/31/03   12/31/04
                               ----------- ---------- -------------- ---------- ----------- ---------- ----------
Accumulation Unit Value at
 beginning of period..........      3.103       3.664        3.975        3.789      3.596       3.357      3.875
Accumulation Unit Value at
 end of period................      3.664       3.975        3.789        3.596      3.357       3.875      4.253
Number of Accumulation Units
 outstanding at end of period. 42,358,784  37,391,028   30,014,285   24,501,065 19,130,634  15,049,705 13,288,556

--------
*  Date these Sub-accounts were first available.

                                            MFS TOTAL
                                             RETURN
                                           SUB-ACCOUNT
                                           CLASS A(3)
                                           -----------
                                 1/1/05     10/31/94*     1/1/95       1/1/96     1/1/97       1/1/98       1/1/99
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/05    12/31/94     12/31/95     12/31/96   12/31/97     12/31/98     12/31/99
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      4.253       1.000        0.997        1.227      1.415        1.622        1.747
Accumulation Unit Value at
 end of period................      4.327       0.997        1.227        1.415      1.622        1.747        1.636
Number of Accumulation Units
 outstanding at end of period. 11,053,293   1,736,189   10,987,597   20,107,324 28,677,041   30,824,135   27,038,754

                                                                                             MFS TOTAL
                                                                                               RETURN
                                                                                            SUB-ACCOUNT
                                                                                             CLASS E(3)
                                                                                           --------------
                                 1/1/00      1/1/01       1/1/02       1/1/03     1/1/04      05/01/04      1/1/05
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/00    12/31/01     12/31/02     12/31/03   4/30/04      12/31/04     12/31/05
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.636       1.583        1.492        1.273      1.504       38.200       41.490
Accumulation Unit Value at
 end of period................      1.583       1.492        1.273        1.504      1.492       41.490       42.144
Number of Accumulation Units
 outstanding at end of period. 19,606,177  17,247,901   14,361,234   12,665,983 12,220,963      338,825      294,937

                                BLACKROCK
                                 LEGACY
                                LARGE CAP
                                 GROWTH
                               SUB-ACCOUNT
                               -----------
                                10/31/94*    1/1/95       1/1/96       1/1/97     1/1/98       1/1/99       1/1/00
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/94    12/31/95     12/31/96     12/31/97   12/31/98     12/31/99     12/31/00
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.000       0.956        1.402        1.566      1.941        2.829        3.744
Accumulation Unit Value at
 end of period................      0.956       1.402        1.556        1.941      2.829        3.744        3.189
Number of Accumulation Units
 outstanding at end of period.  1,857,319  24,163,685   40,025,594   44,518,891 49,255,773   60,072,409   64,809,207

                                                                                           ZENITH EQUITY
                                                                                           SUB-ACCOUNT(4)
                                                                                           --------------
                                 1/1/01      1/1/02       1/1/03       1/1/04     1/1/05      9/16/88*      1/1/89
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/01    12/31/02     12/31/03     12/31/04   12/31/05     12/31/88     12/31/89
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      3.189       2.767        1.825        2.433      2.612        4.645        4.612
Accumulation Unit Value at
 end of period................      2.767       1.825        2.433        2.612      2.757        4.612        5.950
Number of Accumulation Units
 outstanding at end of period. 53,583,938  40,343,771   32,774,920   26,001,424 20,745,322      439,393    5,337,778

                                 1/1/90      1/1/91       1/1/92       1/1/93     1/1/94       1/1/95       1/1/96
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/90    12/31/91     12/31/92     12/31/93   12/31/94     12/31/95     12/31/96
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      5.950       5.666        8.608        7.978      9.050        8.298       11.300
Accumulation Unit Value at
 end of period................      5.666       8.608        7.978        9.050      8.298       11.300       13.496
Number of Accumulation Units
 outstanding at end of period. 12,591,788  21,719,884   33,645,983   40,091,665 43,592,961   41,663,900   41,363,155

                                 1/1/97      1/1/98       1/1/99       1/1/00     1/1/01       1/1/02       1/1/03
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/97    12/31/98     12/31/99     12/31/00   12/31/01     12/31/02     12/31/03
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........     13.496      16.442       21.752       24.831     23.359       19.257       14.832
Accumulation Unit Value at
 end of period................     16.442      21.752       24.831       23.359     19.257       14.832       19.235
Number of Accumulation Units
 outstanding at end of period. 40,200,592  33,502,039   38,236,116   27,364,614 22,565,710   17,578,438   14,440,815

                                                           DAVIS
                                                       VENTURE VALUE
                                                        SUB-ACCOUNT
                                                       -------------
                                 1/1/04      1/1/05      10/31/94*     1/1/95     1/1/96       1/1/97       1/1/98
                                   TO          TO           TO           TO         TO           TO           TO
                                12/31/04    12/31/05     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98
                               ----------- ----------- ------------- ---------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........     19.235      21.064        1.000        0.963      1.323        1.643        2.163
Accumulation Unit Value at
 end of period................     21.064      22.892        0.963        1.323      1.643        2.163        2.442
Number of Accumulation Units
 outstanding at end of period. 11,979,638   9,937,720    3,499,719   19,608,688 34,997,024   53,997,107   58,765,470

--------
*  Date these Sub-accounts were first available.

                                 1/1/99       1/1/00       1/1/01     1/1/02       1/1/03       1/1/04     1/1/05
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/99     12/31/00     12/31/01   12/31/02     12/31/03     12/31/04   12/31/05
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      2.442        2.831        3.059      2.681        2.212        2.856      3.166
Accumulation Unit Value at
 end of period................      2.831        3.059        2.681      2.212        2.856        3.166      3.446
Number of Accumulation Units
 outstanding at end of period. 57,370,889   59,644,558   54,077,372 43,784,343   37,120,735   31,393,749 26,814,147

                                 HARRIS
                                 OAKMARK
                                 FOCUSED
                                  VALUE
                               SUB-ACCOUNT
                               -----------
                                10/1/93*      1/1/94       1/1/95     1/1/96       1/1/97       1/1/98     1/1/99
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/93     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98   12/31/99
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.125        1.137        1.119      1.439        1.669        1.932      1.802
Accumulation Unit Value at
 end of period................      1.137        1.119        1.439      1.669        1.932        1.802      1.784
Number of Accumulation Units
 outstanding at end of period.  4,515,611   15,572,344   19,773,057 24,345,379   24,035,279   21,347,155 17,151,815

                                                                                                           LOOMIS
                                                                                                           SAYLES
                                                                                                          SMALL CAP
                                                                                                         SUB-ACCOUNT
                                                                                                         -----------
                                 1/1/00       1/1/01       1/1/02     1/1/03       1/1/04       1/1/05     5/2/94*
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/00     12/31/01     12/31/02   12/31/03     12/31/04     12/31/05   12/31/94
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.784        2.120        2.673      2.404        3.146        3.412      1.000
Accumulation Unit Value at
 end of period................      2.120        2.673        2.404      3.146        3.412        3.703      0.959
Number of Accumulation Units
 outstanding at end of period. 15,593,693   23,265,733   22,307,958 20,350,274   17,678,283   14,874,735  2,988,971

                                 1/1/95       1/1/96       1/1/97     1/1/98       1/1/99       1/1/00     1/1/01
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/95     12/31/96     12/31/97   12/31/98     12/31/99     12/31/00   12/31/01
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      0.959        1.219        1.572      1.936        1.878        2.441      2.535
Accumulation Unit Value at
 end of period................      1.219        1.572        1.936      1.878        2.441        2.535      2.280
Number of Accumulation Units
 outstanding at end of period. 13,533,326   26,307,748   39,442,109 40,318,239   32,700,400   39,281,394 31,036,981

                                                                                 LEGG MASON
                                                                                VALUE EQUITY
                                                                               SUB-ACCOUNT(5)
                                                                               --------------
                                 1/1/02       1/1/03       1/1/04     1/1/05      7/2/01*       1/1/02     1/1/03
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/02     12/31/03     12/31/04   12/31/05     12/31/01     12/31/02   12/31/03
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      2.280        1.764        2.375      2.728        0.898        0.833      0.656
Accumulation Unit Value at
 end of period................      1.764        2.375        2.728      2.877        0.833        0.656      0.788
Number of Accumulation Units
 outstanding at end of period. 24,037,246   20,108,467   16,931,561 14,046,323      311,202      743,289    835,828

                                            LEGG MASON
                                           VALUE EQUITY
                                           PORTFOLIO(15)
                                            SUB-ACCOUNT
                                              CLASS A
                                           -------------
                                 1/1/04      10/31/94*     1/1/95     1/1/96       1/1/97       1/1/98     1/1/99
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/04     12/31/94     12/31/95   12/31/96     12/31/97     12/31/98   12/31/99
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      0.788        1.000        0.997      1.227        1.415        1.622      1.747
Accumulation Unit Value at
 end of period................      0.866        0.997        1.227      1.415        1.622        1.747      1.636
Number of Accumulation Units
 outstanding at end of period.  1,323,979    1,736,189   10,987,597 20,107,324   28,677,041   30,824,135 27,038,754

                                                                                                          FI VALUE
                                                                                                           LEADERS
                                                                                                         SUB-ACCOUNT
                                                                                                         -----------
                                 1/1/00       1/1/01       1/1/02     1/1/03       1/1/04       1/1/05    10/1/93*
                                   TO           TO           TO         TO           TO           TO         TO
                                12/31/00     12/31/01     12/31/02   12/31/03     12/31/04     12/31/05   12/31/93
                               ----------- ------------- ---------- ---------- -------------- ---------- -----------
Accumulation Unit Value at
 beginning of period..........      1.636        1.583        1.492      1.273        1.503        0.866      1.105
Accumulation Unit Value at
 end of period................      1.583        1.492        1.273      1.504        1.492        0.916      1.132
Number of Accumulation Units
 outstanding at end of period. 19,606,177   17,247,901   14,361,234 12,665,983   12,220,963      860,656  3,359,317

--------
*  Date these Sub-accounts were first available.

                                 1/1/94     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99       1/1/00
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/94   12/31/95     12/31/96      12/31/97     12/31/98     12/31/99     12/31/00
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.132      1.103        1.486         1.731        2.279        2.799        3.019
Accumulation Unit Value at
 end of period................      1.103      1.486        1.731         2.279        2.799        3.019        2.825
Number of Accumulation Units
 outstanding at end of period. 16,092,325 21,168,965   26,104,465    30,306,103   35,514,558   35,663,197   29,466,287

                                                                                             METLIFE STOCK
                                                                                               INDEX SUB-
                                                                                                ACCOUNT
                                                                                             CLASS A(6)(7)
                                                                                             --------------
                                 1/1/01     1/1/02       1/1/03        1/1/04       1/1/05      8/1/92*       1/1/93
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/01   12/31/02     12/31/03      12/31/04     12/31/05     12/31/92     12/31/93
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      2.825      2.399        1.906         2.387        2.678        1.592        1.644
Accumulation Unit Value at
 end of period................      2.399      1.906        2.387         2.678        2.925        1.644        1.780
Number of Accumulation Units
 outstanding at end of period. 23,927,806 17,850,173   14,261,808    11,794,230    9,811,468   21,583,607   11,017,884

                                 1/1/94     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99       1/1/00
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/94   12/31/95     12/31/96      12/31/97     12/31/98     12/31/99     12/31/00
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.780      1.775        2.398         2.898        3.788        4.781        5.678
Accumulation Unit Value at
 end of period................      1.775      2.398        2.898         3.788        4.781        5.678        5.096
Number of Accumulation Units
 outstanding at end of period. 14,282,355 15,539,609   15,623,253    15,874,978   15,292,906   15,111,062   13,740,976

                                                                                                   FI
                                                                                             INTERNATIONAL
                                                                                                 STOCK
                                                                                             SUB-ACCOUNT(8)
                                                                                             --------------
                                 1/1/01     1/1/02       1/1/03        1/1/04       1/1/05     10/31/94*      1/1/95
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/01   12/31/02     12/31/03      12/31/04     12/31/05     12/31/94     12/31/95
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      5.096      3.682        2.822         3.569        3.892        1.179        1.207
Accumulation Unit Value at
 end of period................      3.682      2.822        3.569         3.892        4.018        1.207        1.265
Number of Accumulation Units
 outstanding at end of period. 14,020,250 11,436,136    9,542,274     7,653,999    6,132,270    2,473,991    9,383,114

                                 1/1/96     1/1/97       1/1/98        1/1/99       1/1/00       1/1/01       1/1/02
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/96   12/31/97     12/31/98      12/31/99     12/31/00     12/31/01     12/31/02
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      1.265      1.331        1.296         1.371        1.686        1.494        1.170
Accumulation Unit Value at
 end of period................      1.331      1.296        1.371         1.686        1.494        1.170        0.953
Number of Accumulation Units
 outstanding at end of period. 13,845,613 14,635,944   13,860,555    12,308,176   13,507,918   12,484,035   11,478,963

                                                                      JENNISON
                                                                       GROWTH
                                                                   SUB-ACCOUNT(9)
                                                                   --------------
                                 1/1/03     1/1/04       1/1/05       1/22/01*      1/1/02       1/1/03       1/1/04
                                   TO         TO           TO            TO           TO           TO           TO
                                12/31/03   12/31/04     12/31/05      12/31/01     12/31/02     12/31/03     12/31/04
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      0.953      1.203        1.403         0.753        0.494        0.346        0.430
Accumulation Unit Value at
 end of period................      1.203      1.403        1.634         0.494        0.346        0.430        0.445
Number of Accumulation Units
 outstanding at end of period.  9,688,303  7,713,228    6,649,210     2,569,263    2,363,367    2,208,850    1,342,940

                                           JENNISON
                                            GROWTH    VIP OVERSEAS
                                          SUB-ACCOUNT SUB-ACCOUNT
                                          ----------- ------------
                                 1/1/05     5/1/05      10/1/93*       1/1/94       1/1/95       1/1/96       1/1/97
                                   TO         TO           TO            TO           TO           TO           TO
                                4/30/05    12/31/05     12/31/93      12/31/94     12/31/95     12/31/96     12/31/97
                               ---------- ----------- ------------ -------------- ---------- -------------- ----------
Accumulation Unit Value at
 beginning of period..........      0.445      0.411        1.458         1.532        1.538        1.664        1.859
Accumulation Unit Value at
 end of period................      0.410      0.495        1.532         1.538        1.664        1.859        2.046
Number of Accumulation Units
 outstanding at end of period.  1,146,456    980,101   10,878,551    43,034,544   41,273,183   44,846,316   45,289,247

--------
*  Date these Sub-accounts were first available.

                                 1/1/98      1/1/99      1/1/00     1/1/01      1/1/02       1/1/03          1/1/04
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/98    12/31/99    12/31/00   12/31/01    12/31/02     12/31/03        12/31/04
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value at
 beginning of period..........      2.046       2.276       3.202      2.556       1.987        1.563           2.211
Accumulation Unit Value at
 end of period................      2.276       3.202       2.556      1.987       1.563        2.211           2.479
Number of Accumulation Units
 outstanding at end of period. 40,546,153  36,251,177  33,830,970 26,663,772  21,187,687   17,591,860      14,387,457

                                           VIP EQUITY-
                                             INCOME
                                           SUB-ACCOUNT
                                           -----------
                                 1/1/05     10/1/93*     1/1/94     1/1/95      1/1/96       1/1/97          1/1/98
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/05    12/31/93    12/31/94   12/31/95    12/31/96     12/31/97        12/31/98
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      2.478       1.980       1.992      2.104       2.804        3.162           3.996
Accumulation Unit Value
 at end of period.............      2.911       1.992       2.104      2.804       3.162        3.996           4.401
Number of Accumulation
 Units outstanding at end of
 period....................... 11,693,540   5,649,743  25,852,849 38,010,655  44,037,798   45,104,192      42,926,506

                                 1/1/99      1/1/00      1/1/01     1/1/02      1/1/03       1/1/04          1/1/05
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/99    12/31/00    12/31/01   12/31/02    12/31/03     12/31/04        12/31/05
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      4.401       4.617       4.939      4.631       3.794        4.879           5.368
Accumulation Unit Value
 at end of period.............      4.617       4.939       4.631      3.794       4.879        5.368           5.607
Number of Accumulation
 Units outstanding at end of
 period....................... 37,676,846  28,617,928  24,545,075 19,947,966  16,865,067   13,982,830      11,401,848

                                 LEHMAN
                                BROTHERS                                                      JANUS
                                AGGREGATE                                                  AGGRESSIVE
                               BOND INDEX                                                    GROWTH
                               SUB-ACCOUNT                                               SUB-ACCOUNT(10)
                               -----------                                               ---------------
                                01/22/01*    1/1/02      1/1/03     1/1/04      1/1/05      05/01/01*        1/1/02
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/01    12/31/02    12/31/03   12/31/04    12/31/05     12/31/01        12/31/02
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      1.077       1.131       1.226      1.251       1.281            1           0.775
Accumulation Unit Value
 at end of period.............      1.131       1.226       1.251      1.281       1.288        0.775           0.529
Number of Accumulation
 Units outstanding at end of
 period.......................  2,019,440   5,543,843   4,465,718  3,813,153   2,859,445      344,674         566,433

                                                                    METLIFE
                                                                  STOCK INDEX
                                                                  SUB-ACCOUNT
                                                                  CLASS B(11)
                                                                  -----------
                                 1/1/03      1/1/04      1/1/05    01/22/01*    1/1/02       1/1/03          1/1/04
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/03    12/31/04    12/31/05   12/31/01    12/31/02     12/31/03        12/31/04
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      0.529       0.678       0.725      4.150       3.528        2.697           3.402
Accumulation Unit Value
 at end of period.............      0.678       0.725       0.813      3.528       2.697        3.402           3.702
Number of Accumulation
 Units outstanding at end of
 period.......................    581,098     499,763     599,986    268,034     603,435      852,620         855,202

                                            BLACKROCK                                                          FI
                                           INVESTMENT                                                        MID CAP
                                              TRUST                                                       OPPORTUNITIES
                                           SUB-ACCOUNT                                                   SUB-ACCOUNT(12)
                                           -----------                                                   ---------------
                                 1/1/05     05/01/01*    1/1/02     1/1/03      1/1/04       1/1/05          5/1/02*
                                   TO          TO          TO         TO          TO           TO              TO
                                12/31/05    12/31/01    12/31/02   12/31/03    12/31/04     12/31/05        12/31/02
                               ----------- ----------- ---------- ----------- ---------- --------------- ---------------
Accumulation Unit Value
 at beginning of period.......      3.702       7.438       6.526      4.746       6.083        6.637           1.000
Accumulation Unit Value
 at end of period.............      3.812       6.526       4.746      6.083       6.637        6.766           0.811
Number of Accumulation
 Units outstanding at end of
 period.......................    693,290      31,594      39,946     80,379      65,779       70,894         163,429

--------
*  Date these Sub-accounts were first available.

                                                             FI
                                                           MID CAP
                                                        OPPORTUNITIES
                                                       SUB-ACCOUNT(13)
                                                       ---------------
                                 1/1/03      1/1/04       01/22/01*      1/1/02      1/1/03      1/1/04      1/1/05
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/03    04/30/04      12/31/01      12/31/02    12/31/03    12/31/04    12/31/05
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      0.811       1.136         2.599         1.552       1.085       1.437       1.656
Accumulation Unit Value
 at end of period.............      1.136       1.126         1.552         1.085       1.437       1.652       1.743
Number of Accumulation
 Units outstanding at end of
 period.......................    765,033     900,393     1,630,351     1,138,071   1,239,384   1,530,755   1,164,331

                                                                                                NEUBERGER
                                 METLIFE                                                         BERMAN
                                 MID CAP                                                         MID CAP
                               STOCK INDEX                                                        VALUE
                               SUB-ACCOUNT                                                     SUB-ACCOUNT
                               -----------                                                     -----------
                                01/22/01*    1/1/02        1/1/03        1/1/04      1/1/05     05/01/01*    1/1/02
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/01    12/31/02      12/31/03      12/31/04    12/31/05    12/31/01    12/31/02
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.036       1.031         0.863         1.146       1.308       1.542       1.503
Accumulation Unit Value
 at end of period.............      1.031       0.863         1.146        1. 308       1.446       1.503       1.336
Number of Accumulation
 Units outstanding at end of
 period.......................  1,448,527   2,232,301     2,512,009     2,683,144   2,080,739     245,461   2,012,000

                                                                        FRANKLIN
                                                                        TEMPLETON
                                                                        SMALL CAP
                                                                         GROWTH
                                                                       SUB-ACCOUNT
                                                                       -----------
                                 1/1/03      1/1/04        1/1/05       05/01/01*    1/1/02      1/1/03      1/1/04
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/03    12/31/04      12/31/05      12/31/01    12/31/02    12/31/03    12/31/04
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.336       1.795         2.172             1       0.880       0.625       0.891
Accumulation Unit Value
 at end of period.............      1.795       2.171         2.398         0.880       0.625       0.891       0.977
Number of Accumulation
 Units outstanding at end of
 period.......................  1,750,230   3,099,203     3,489,753       609,228   1,263,448   1,909,751   1,713,731

                                                                                                            BLACKROCK
                                             RUSSELL                                                        STRATEGIC
                                           2000 INDEX                                                         VALUE
                                           SUB-ACCOUNT                                                     SUB-ACCOUNT
                                           -----------                                                     -----------
                                 1/1/05     01/22/01*      1/1/02        1/1/03      1/1/04      1/1/05     01/22/01*
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/05    12/31/01      12/31/02      12/31/03    12/31/04    12/31/05    12/31/01
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      0.977       1.203         1.186         0.929       1.336       1.547       1.234
Accumulation Unit Value at
 end of period................      1.007       1.186         0.929         1.336       1.548       1.592       1.401
Number of Accumulation
 Units outstanding at end of
 period.......................  1,506,541   1,046,199     1,956,327     3,302,678  12,076,094   2,674,744  11,264,904

                                                                                     MORGAN
                                                                                     STANLEY
                                                                                   EAFE/INDEX
                                                                                   SUB-ACCOUNT
                                                                                   -----------
                                 1/1/02      1/1/03        1/1/04        1/1/05     01/22/01*    1/1/02      1/1/03
                                   TO          TO            TO            TO          TO          TO          TO
                                12/31/02    12/31/03      12/31/04      12/31/05    12/31/01    12/31/02    12/31/03
                               ----------- ----------- --------------- ----------- ----------- ----------- -----------
Accumulation Unit Value
 at beginning of period.......      1.401       1.087         1.611         1.833       1.102       0.853       0.700
Accumulation Unit Value at
 end of period................      1.087       1.611         1.833         1.884       0.853       0.700       0.948
Number of Accumulation
 Units outstanding at end of
 period....................... 13,358,433  12,946,787     3,128,640     9,355,903     641,779   1,349,943   1,681,173

--------
*  Date these Sub-accounts were first available.

                                                         LORD ABBETT
                                                            BOND
                                                          DEBENTURE
                                                         SUB-ACCOUNT
                                                         -----------
                                 1/1/04       1/1/05      05/01/01*    1/1/02      1/1/03        1/1/04       1/1/05
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/04     12/31/05     12/31/01    12/31/02    12/31/03      12/31/04     12/31/05
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      0.948        1.116        1.389       1.375       1.349        1.585         1.692
Accumulation Unit Value at
 end of period................      1.116        1.243        1.375       1.349       1.585        1.692         1.694
Number of Accumulation
 Units outstanding at end of
 period.......................  2,023,819    1,939,715      199,974     841,031   1,736,428    1,823,231     1,693,088

                                  PIMCO
                                  TOTAL                                                      T. ROWE PRICE
                                 RETURN                                                      MID-CAP GROWTH
                               SUB-ACCOUNT                                                    SUB-ACCOUNT
                               -----------                                                   --------------
                                05/01/01*     1/1/02       1/1/03      1/1/04      1/1/05      05/01/01*      1/1/02
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/01     12/31/02     12/31/03    12/31/04    12/31/05      12/31/01     12/31/02
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      1.001        1.054        1.137       1.170       1.212        0.981         0.824
Accumulation Unit Value at
 end of period................      1.054        1.137        1.170       1.212       1.222        0.824         0.455
Number of Accumulation
 Units outstanding at end of
 period.......................  1,887,995   12,468,313   11,969,667  10,308,470   9,832,142      822,978     1,945,971

                                                                     RCM GLOBAL
                                                                     TECHNOLOGY
                                                                     SUB-ACCOUNT
                                                                     -----------
                                 1/1/03       1/1/04       1/1/05     05/01/01*    1/1/02        1/1/03       1/1/04
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/03     12/31/04     12/31/05    12/31/01    12/31/02      12/31/03     12/31/04
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value
 at beginning of period.......      0.455        0.613        0.713       0.823       0.610        0.296         0.461
Accumulation Unit Value at
 end of period................      0.613        0.713        0.806       0.610       0.296        0.461         0.435
Number of Accumulation
 Units outstanding at end of
 period.......................  3,614,693    4,658,094    4,162,391     176,284     314,143    1,825,498     1,483,587

                                                                                                             AMERICAN
                                           MFS RESEARCH                                                        FUNDS
                                           INTERNATIONAL                                                    GROWTH FUND
                                            SUB-ACCOUNT                                                     SUB-ACCOUNT
                                           -------------                                                    -----------
                                 1/1/05      05/01/01*     1/1/02      1/1/03      1/1/04        1/1/05      05/01/01*
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/05     12/31/01     12/31/02    12/31/03    12/31/04      12/31/05     12/31/01
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value at
 beginning of period..........      0.435        0.972        0.848       0.738       0.962        1.134        13.039
Accumulation Unit Value at
 end of period................      0.476        0.848        0.738       0.962       1.134        1.303        11.078
Number of Accumulation
 Units outstanding at end of
 period.......................  1,063,605      262,000      481,522     928,006   1,446,531    1,520,771       261,891

                                                                                  AMERICAN
                                                                                    FUNDS
                                                                                   GROWTH-
                                                                                   INCOME
                                                                                 SUB-ACCOUNT
                                                                                 -----------
                                 1/1/02       1/1/03       1/1/04      1/1/05     05/01/01*      1/1/02       1/1/03
                                   TO           TO           TO          TO          TO            TO           TO
                                12/31/02     12/31/03     12/31/04    12/31/05    12/31/01      12/31/02     12/31/03
                               ----------- ------------- ----------- ----------- ----------- -------------- -----------
Accumulation Unit Value at
 beginning of period..........     11.078        8.236       11.089      12.276       8.544        8.240         6.622
Accumulation Unit Value at
 end of period................      8.236       11.089       12.276      14.038       8.240        6.622         8.630
Number of Accumulation
 Units outstanding at end of
 period.......................    986,402    1,552,153    1,588,660   1,492,261     315,481      999,190     1,454,819

--------
*  Date these Sub-accounts were first available.

                                                         AMERICAN FUNDS
                                                          GLOBAL SMALL
                                                         CAPITALIZATION
                                                          SUB-ACCOUNT
                                                         --------------
                                 1/1/04       1/1/05       05/01/01*     1/1/02       1/1/03         1/1/04         1/1/05
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/04     12/31/05       12/31/01    12/31/02     12/31/03       12/31/04       12/31/05
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      8.630        9.374        1.479         1.345       1.071           1.619          1.926
Accumulation Unit Value at
 end of period................      9.374        9.763        1.345         1.071       1.619           1.926          2.376
Number of Accumulation
 Units outstanding at end of
 period.......................  1,495,376    1,389,278      284,714     1,031,114   1,421,682       2,017,792      2,351,449

                                BLACKROCK                                         HARRIS OAKMARK
                                LARGE CAP                                           LARGE CAP
                                  VALUE                                               VALUE
                               SUB-ACCOUNT                                         SUB-ACCOUNT
                               -----------                                        --------------
                                 5/1/02*      1/1/03         1/1/04      1/1/05      5/1/02*         1/1/03         1/1/04
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/02     12/31/03       12/31/04    12/31/05     12/31/02       12/31/03       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.000        0.793        1.059         1.184       1.186           0.973          1.203
Accumulation Unit Value at
 end of period................      0.793        1.059        1.184         1.235       0.973           1.203          1.321
Number of Accumulation
 Units outstanding at end of
 period.......................     73,924      374,652      813,927       722,685     793,465       2,130,663      2,319.472

                                              HARRIS
                                              OAKMARK                                                LAZARD
                                           INTERNATIONAL                                             MID-CAP
                                            SUB-ACCOUNT                                          SUB-ACCOUNT(14)
                                           -------------                                         ---------------
                                 1/1/05       5/1/02*        1/1/03      1/1/04       1/1/05         5/1/02*        1/1/03
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/05     12/31/02       12/31/03    12/31/04     12/31/05       12/31/02       12/31/03
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.321        1.060        0.884         1.179       1.404           1.140          0.967
Accumulation Unit Value at
 end of period................      1.284        0.884        1.179         1.404       1.583           0.967          1.204
Number of Accumulation
 Units outstanding at end of
 period.......................  1,934,007        8,900      952,956     2,168,632   3,570,280         418,397        749,950

                                                            MET/AIM
                                                           SMALL CAP                                              OPPENHEIMER
                                                             GROWTH                                              GLOBAL EQUITY
                                                          SUB-ACCOUNT                                             SUB-ACCOUNT
                                                         --------------                                          -------------
                                 1/1/04       1/1/05        5/1/02*      1/1/03       1/1/04         1/1/05         5/1/04*
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/04     12/31/05       12/31/02    12/31/03     12/31/04       12/31/05       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........      1.204        1.359        1.122         0.848       1.162           1.220         12.799
Accumulation Unit Value at
 end of period................      1.359        1.449        0.848         1.162       1.220           1.303         14.768
Number of Accumulation
 Units outstanding at end of
 period.......................    752,154      722,942      556,582     1,320,114     802,132         674,289          7.408

                                            OPPENHEIMER    BLACKROCK                                             T. ROWE PRICE
                                              CAPITAL      AGGRESSIVE               BLACKROCK                      LARGE CAP
                                           APPRECIATION      GROWTH                DIVERSIFIED                      GROWTH
                                            SUB-ACCOUNT   SUB-ACCOUNT              SUB-ACCOUNT                    SUB-ACCOUNT
                                           ------------- --------------           --------------                 -------------
                                 1/1/05       5/1/05        5/1/04*      1/1/05      5/1/04*         1/1/05         5/1/04*
                                   TO           TO             TO          TO           TO             TO             TO
                                12/31/05     12/31/05       12/31/04    12/31/05     12/31/04       12/31/05       12/31/04
                               ----------- ------------- -------------- --------- -------------- --------------- -------------
Accumulation Unit Value at
 beginning of period..........     14.768       10.024       33.837        37.527      35.648          38.475         11.198
Accumulation Unit Value at
 end of period................     16.899       10.888       37.527        40.888      38.475          39.030         12.138
Number of Accumulation
 Units outstanding at end of
 period.......................     26,823       15,335        1,917         2,225       3.016             846         15.970

--------
*  Date these Sub-accounts were first available.

                                                                      NEUBERGER                          METLIFE
                                           T. ROWE PRICE               BERMAN               METLIFE    CONSERVATIVE
                                             SMALL CAP               REAL ESTATE          CONSERVATIVE      TO
                                              GROWTH                 SUB-ACCOUNT           ALLOCATION    MODERATE
                                            SUB-ACCOUNT               (CLASS B)           SUB-ACCOUNT  SUB-ACCOUNT
                                           -------------             -----------          ------------ ------------
                                 1/1/05       5/1/04*      1/1/05      5/3/04     1/1/05     5/1/05       5/1/05
                                   TO           TO           TO          TO         TO         TO           TO
                                12/31/05     12/31/04     12/31/05    12/31/04   12/31/05   12/31/05     12/31/05
                               ----------- ------------- ----------- ----------- -------- ------------ ------------
Accumulation Unit Value at
 beginning of period..........   12.138       12.426       13.252        9.999    12.816      9.999        9.999
Accumulation Unit Value at
 end of period................   12.733       13.252       14.476       12.838    14.349     10.303       10.521
Number of Accumulation Units
 outstanding at end of period.   81,410        1.999        7,208      124,242   179,430      4,181        2,188

                                              METLIFE
                                             MODERATE
                                 METLIFE        TO         METLIFE
                                MODERATE    AGGRESSIVE   AGGRESSIVE
                               ALLOCATION   ALLOCATION   ALLOCATION
                               SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                               ----------- ------------- -----------
                                 5/1/05       5/1/05       5/1/05
                                   TO           TO           TO
                                12/31/05     12/31/05     12/31/05
                               ----------- ------------- -----------
Accumulation Unit Value at
 beginning of period..........    9.999        9.999        9.999
Accumulation Unit Value at
 end of period................   10.752       10.978       11.154
Number of Accumulation Units
 outstanding at end of period.   55,018       36,461        5,881

--------
  *Date these Sub-accounts were first available.
 /(1)/Effective May 1, 2006, Salomon Brothers Strategic Bond Opportunities
      Portfolio changed its name to Western Asset Management Strategic Bond Opportunities Portfolio, Salomon Brothers U.S. Government Portfolio changed its name to Western Asset Management U.S. Government Portfolio, and Western Asset Management Company replaced Salomon Brothers Asset Management Inc as Subadviser to each Portfolio.
 /(2)/For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.
 /(3)/Previously, the Balanced Sub-account. On April 30, 2004, the Balanced
      Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.
 /(4)/Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.
 /(5)/Previously, the MFS Research Managers Sub-account. On April 30, 2004, the
      MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio. On or about April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio.
 /(6)/For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.
 /(7)/Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.
 /(8)/Previously, the Morgan Stanley International Magnum Equity Sub-account.
      On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account, formerly Putnam International Stock Portfolio, reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(9)/On or about April 29, 2005, The Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged that date merged with and into the Jennison Growth Portfolio.
/(10)/Previously, the Janus Growth Subaccount. On April 28, 2003, the Janus
      Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account is based on the May 1, 2001 inception date of the Janus Growth Sub-account and reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.
/(11)/For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase. /(12)/Previously, the FI Mid Cap Opportunities Sub-account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio.
/(13)/Previously, the Janus Mid Cap Sub-account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger. Information shown for the FI Mid Cap Opportunities Sub-account (formerly Janus Mid Cap Sub-account) reflects unit value history of the Janus Mid Cap Sub-account through the date of the merger.
/(14)/Effective April 28, 2005, Met/AIM Mid Cap Core Equity Portfolio changed its name to Lazard Mid Cap Portfolio and effective December 19, 2005, Lazard Asset Investment LLC replaced AIM Capital Management, Inc. as Adviser.
/(15)/On or about April 28, 2006, the MFS Investors Trust Portfolio merged into the Legg Mason Value Equity Portfolio.

   Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                  PREMIUM TAX

   Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                         CONTRACTS USED WITH TAX
         JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
         ------------   -------------------------- -------------------
         California....            0.50%*                 2.35%
         Maine.........              --                   2.00%
         Nevada........              --                   3.50%
         Puerto Rico...            3.00%                  3.00%
         South Dakota..              --                   1.25%
         West Virginia.            1.00%                  1.00%
         Wyoming.......              --                   1.00%

--------
* Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

   See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               TABLE OF CONTENTS
                                    OF THE
                      STATEMENT OF ADDITIONAL INFORMATION
                            FOR ZENITH ACCUMULATOR

                                                                    PAGE
                                                                    -----
      HISTORY......................................................  II-3
      SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS..  II-3
      INVESTMENT ADVICE............................................  II-3
      DISTRIBUTION OF THE CONTRACTS................................  II-5
      CALCULATION OF PERFORMANCE DATA..............................  II-6
      CALCULATION OF YIELDS........................................  II-7
      NET INVESTMENT FACTOR........................................  II-9
      ANNUITY PAYMENTS.............................................  II-9
      HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......... II-10
      HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........... II-11
      TAX STATUS OF THE CONTRACTS.................................. II-12
      INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................ II-12
      LEGAL MATTERS................................................ II-13
      FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT....  FF-1
      FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY.   F-1

   If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

   New England Securities Corporation
   501 Boylston Street
   Boston, Massachusetts 02116

       [_]Zenith Accumulator -- The New England Variable Account
       [_]Metropolitan Series Fund, Inc.
       [_]Met Investors Series Trust
       [_]American Funds Insurance Series
       [_]Variable Insurance Products Fund
       [_]My current address is:

                        ----------------   Name    ----
                        Contract Number

                        ----------------   Address ----
                           Signature
                                                   ----
                                                   Zip

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2005

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2005, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments..............................             None
Contingent Deferred Sales Charge (as a percentage of Contract Value)      6.5% declining annually--
                                                                                See Note (1)
Transfer Fee(2)........................................................              $10

----------

NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR   CHARGE
---------------------------------   ------
 1...............................    6.5%
 2...............................    6.0%
 3...............................    5.5%
 4...............................    5.0%
 5...............................    4.5%
 6...............................    4.0%
 7...............................    3.5%
 8...............................    3.0%
 9...............................    2.0%
10...............................    1.0%
11...............................      0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1).....   $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                     AMERICAN FUNDS
                                                     GROWTH-INCOME
                                                      SUB-ACCOUNT,
                                                     AMERICAN FUNDS
                                                  GROWTH SUB-ACCOUNT,
                                                   AND AMERICAN FUNDS           ALL
                                                      GLOBAL SMALL             OTHER
                                               CAPITALIZATION SUB-ACCOUNT   SUB-ACCOUNTS
                                               --------------------------   ------------
Mortality and Expense Risk Charge...........              1.20%                 .95%
                                                          ----                 ----
Administration Asset Charge.................               .40%                 .40%
                                                          ====                 ====
   Total Variable Account Annual Expenses...              1.60%                1.35%
                                                          ----                 ----

----------

NOTE:

(1) The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                                               MINIMUM   MAXIMUM
                                                                                               -------   -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including management fees,
   distribution (12b-1) fees, and other expenses)...........................................     .30%     1.40%

                                                                                               MINIMUM   MAXIMUM
                                                                                               -------   -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
   reimbursement arrangement)..............................................................      .29%     1.40%

----------

NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2006, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2004, before and after any applicable contractual expense subsidy or expense deferral arrangement (anticipated expenses for 2005 for the MetLife Conservative Allocation, the MetLife Conservative to Moderate Allocation, the MetLife Moderate Allocation, the MetLife Moderate to Aggressive Allocation, and the MetLife Aggressive Allocation Portfolios):

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                                      NET TOTAL
                                                                                                       ANNUAL
                                                                                                      PORTFOLIO
                                                                                                      EXPENSES
                                                                                                      INCLUDING
                                                                            CONTRACTUAL  NET TOTAL    ESTIMATED
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                               ---------- ------------ -------- ----------- ----------- ----------- -------------
METROPOLITAN SERIES FUND, INC.
  ("METROPOLITAN FUND")(4)
BlackRock Money Market
  Portfolio(5)................    .35%          0%       .07%       .42%       .01%         .41%
Salomon Brothers U.S.
  Government Portfolio........    .55%          0%       .09%       .64%         0%         .64%
BlackRock Bond Income
  Portfolio(5)................    .40%          0%       .06%       .46%         0%         .46%
Lehman Brothers(R) Aggregate
  Bond Index Portfolio(5).....    .25%        .25%       .07%       .57%       .01%         .56%
Salomon Brothers Strategic
  Bond Opportunities
  Portfolio...................    .65%          0%       .12%       .77%         0%         .77%
BlackRock Diversified
  Portfolio...................    .44%        .25%       .06%       .75%         0%         .75%
MFS Total Return Portfolio
  Class A(8)..................    .50%          0%       .14%       .64%         0%         .64%
MFS Total Return Portfolio
  Class E(8)..................    .50%        .15%       .14%       .79%         0%         .79%
BlackRock Large Cap Value
  Portfolio(5)................    .70%        .15%       .23%      1.08%         0%        1.08%
Davis Venture Value
  Portfolio...................    .72%         .0%       .06%       .78%         0%         .78%
FI Value Leaders Portfolio....    .66%         .0%       .08%       .74%         0%         .74%
Harris Oakmark Large Cap
  Value Portfolio.............    .73%        .15%       .06%       .94%         0%         .94%
Harris Oakmark Focused Value
  Portfolio...................    .73%         .0%       .05%       .78%         0%         .78%
Neuberger Berman Mid Cap
  Value Portfolio.............    .68%        .25%       .08%      1.01%         0%        1.01%
BlackRock Investment Trust
  Portfolio...................    .49%        .25%       .05%       .79%         0%         .79%
MetLife Stock Index Portfolio
  Class A(5)(10)..............    .25%          0%       .05%       .30%       .01%         .29%
MetLife Stock Index Portfolio
  Class B(5)(11)..............    .25%        .25%       .05%       .55%       .01%         .54%
MFS Investors Trust
  Portfolio(5)................    .75%          0%       .22%       .97%        .0%         .97%

                                                                                                      NET TOTAL
                                                                                                       ANNUAL
                                                                                                      PORTFOLIO
                                                                                                      EXPENSES
                                                                                                      INCLUDING
                                                                            CONTRACTUAL  NET TOTAL    ESTIMATED
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                               ---------- ------------ -------- ----------- ----------- ----------- -------------
BlackRock Strategic Value
  Portfolio...................    .83%          0%       .06%       .89%         0%         .89%
FI Mid Cap Opportunities
  Portfolio...................    .68%        .25%       .07%      1.00%         0%        1.00%
MetLife Mid Cap Stock Index
  Portfolio(5)................    .25%        .25%       .10%       .60%       .01%         .59%
FI International Stock
  Portfolio...................    .86%          0%       .22%      1.08%         0%        1.08%
Morgan Stanley EAFE(R) Index
  Portfolio(5)................    .30%        .25%       .29%       .84%       .01%         .83%
Oppenheimer Global Equity
  Portfolio(5)................    .62%        .25%       .19%      1.06%         0%        1.06%
BlackRock Legacy Large Cap
  Growth Portfolio............    .74%          0%       .06%       .80%         0%         .80%
Jennison Growth Portfolio.....    .65%          0%       .06%       .71%         0%         .71%
T. Rowe Price Large Cap
  Growth Portfolio(5).........    .62%        .25%       .12%       .99%         0%         .99%
Loomis Sayles Small Cap
  Portfolio(5)................    .90%          0%       .08%       .98%       .05%         .93%
Russell 2000(R) Index
  Portfolio(5)................    .25%        .25%       .12%       .62%       .01%         .61%
BlackRock Aggressive Growth
  Portfolio...................    .73%        .25%       .06%      1.04%         0%        1.04%
Franklin Templeton Small Cap
  Growth Portfolio(5).........    .90%        .25%       .25%      1.40%         0%        1.40%
T. Rowe Price Small Cap
  Growth Portfolio............    .52%        .25%       .08%       .85%         0%         .85%
Zenith Equity Portfolio(9)....      0%          0%       .01%       .01%         0%         .01%        .74%
MET INVESTORS SERIES TRUST(4)
PIMCO Total Return
  Portfolio...................    .50%        .25%       .06%       .81%         0%         .81%
Lord Abbett Bond Debenture
  Portfolio...................    .52%        .25%       .06%       .83%         0%         .83%
Neuberger Berman Real Estate
  Portfolio(6)................    .70%        .25%       .03%       .98%         0%         .98%
Met/AIM Mid Cap Core Equity
  Portfolio(6)(7).............    .73%        .25%       .10%      1.08%         0%        1.08%
Harris Oakmark International
  Portfolio(6)(7).............    .84%        .15%       .15%      1.14%         0%        1.14%
MFS Research International
  Portfolio(6)(7).............    .77%        .25%       .30%      1.32%       .07%        1.25%
Janus Aggressive Growth
  Portfolio(6)(7).............    .68%        .25%       .14%      1.07%         0%        1.07%
Oppenheimer Capital
  Appreciation
  Portfolio(6)(7).............    .60%        .25%       .10%       .95%        .0%         .95%

                                                                            CONTRACTUAL  NET TOTAL
                                             12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                               MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                  FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                               ---------- ------------ -------- ----------- ----------- -----------
T. Rowe Price Mid-Cap Growth
  Portfolio(6)(7).............    .75%        .25%       .16%      1.16%       .01%        1.15%
Met/AIM Small Cap Growth
  Portfolio(6)(7).............    .90%        .25%       .14%      1.29%         0%        1.29%
RCM Global Technology
  Portfolio(6)................    .90%        .25%       .01%      1.16%         0%        1.16%
AMERICAN FUNDS INSURANCE
  SERIES(4)
American Funds Growth-
  Income Fund.................    .29%        .25%       .02%       .56%         0%         .56%
American Funds Growth
  Fund........................    .35%        .25%       .01%       .61%         0%         .61%
American Funds Global Small
  Capitalization Fund.........    .77%        .25%       .04%      1.06%         0%        1.06%
VARIABLE INSURANCE PRODUCTS
  FUND(4)
VIP Equity-Income Portfolio
  (Initial Class).............    .47%          0%       .11%       .58%         0%         .58%
VIP Overseas Portfolio
  (Initial Class).............    .72%          0%       .19%       .91%         0%         .91%

                                                                                                       NET TOTAL
                                                                                                        ANNUAL
                                                                                                       PORTFOLIO
                                                                                                       EXPENSES
                                                                                                       INCLUDING
                                                                             CONTRACTUAL  NET TOTAL    ESTIMATED
                                              12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL  EXPENSES OF
                                MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL     UNDERLYING
                                   FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3) PORTFOLIOS(3)
                                ---------- ------------ -------- ----------- ----------- ----------- -------------
METROPOLITAN FUND-ASSET
  ALLOCATION PORTFOLIOS(4)
MetLife Conservative Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .25%       .60%       .25%         .35%        1.00%
MetLife Conservative to
  Moderate Allocation Portfolio
  Class B(5)(12)...............    .10%        .25%       .08%       .43%       .08%         .35%        1.02%
MetLife Moderate Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .05%       .40%       .05%         .35%        1.04%
MetLife Moderate to Aggressive
  Allocation Portfolio
  Class B(5)(12)...............    .10%        .25%       .06%       .41%       .06%         .35%        1.07%
MetLife Aggressive Allocation
  Portfolio Class B(5)(12).....    .10%        .25%       .19%       .54%       .19%         .35%        1.09%

----------

NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2004 or estimated for 2005. Current or future expenses may be greater or less than those shown.

(2) The Metropolitan Series Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(3) Net Total Contractual Annual Expenses do not reflect any expense reductions resulting from directed brokerage arrangements.

(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") including the Metropolitan Fund -- Asset Allocation Portfolios. Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(5) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2006, the following percentages: 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the BlackRock Large Cap Value Portfolio; 1.00% for the MFS Investors Trust Portfolio; .35% for the MetLife Conservative Allocation Portfolio; .35% for the MetLife Conservative to Moderate Allocation Portfolio; .35% for the MetLife Moderate Allocation Portfolio; .35% for the MetLife Moderate to Aggressive Allocation Portfolio; and .35% for the MetLife Aggressive Allocation Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, BlackRock Large Cap Value Portfolio and MFS Investors Trust Portfolio if, in the future, actual expenses of these portfolios are less than these expense limits. MetLife Advisers has contractually agreed, until at least April 30, 2006, to reduce the Management Fee by the following percentages: .05% on all assets for the Loomis Sayles Small Cap Portfolio; .006% on all assets for the Lehman Brothers Aggregate Bond Index Portfolio; .007% on all assets for the MetLife Stock Index Portfolio; .007% on all assets for the MetLife Mid Cap Stock Index Portfolio; .007% on all assets for the Russell 2000 Index Portfolio; .007% on all assets for the Morgan Stanley EAFE Index Portfolio; .025% on assets in excess of $1 billion and less than $2 billion for the BlackRock Bond Income Portfolio; .005% on the first $500 million of assets and .015% on the next $500 million of assets for the BlackRock Money Market Portfolio; and .015% on the first $50 million of assets for the T. Rowe Price Large Cap Growth Portfolio.

(6) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses) will not exceed, at any time prior to April 30, 2006, the following percentages: 1.15% for the Neuberger Berman Real Estate Portfolio; 1.15% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.15% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the RCM Global Technology Portfolio; 1.25% for the MFS Research International Portfolio; 1.00% for the Oppenheimer Capital Appreciation Portfolio; 1.25% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Net Total Contractual Annual Expenses for the following Portfolios have been restated to reflect the terms of the Expense Limitation Agreement that became effective May 1, 2005: T. Rowe Price Mid-Cap Growth Portfolio and MFS Research International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager if, in the future, actual expenses of these Portfolios are less than these expense limits.

(7) Certain amounts were recouped by the investment manager during 2004. These amounts are reflected in Other Expenses and per Portfolio are: .04% for the Oppenheimer Capital Appreciation Portfolio .05% for the Met/AIM Mid Cap Core Equity Portfolio; .14% for the MFS Research International Portfolio; .06% for the Met/AIM Small Cap Growth Portfolio; .07% for the Janus Aggressive Growth Portfolio; .09% for the T. Rowe Price Mid-Cap Growth Portfolio and .02% for the Harris Oakmark International Portfolio.

(8) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A, is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(9) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its pro rata portion of the operating expenses of the Underlying Portfolios including the management fee. The Total Contractual Annual Expenses of the Zenith Equity Portfolio, including the weighted average of the total operating expenses of the Underlying Portfolios (before applicable contractual expense limitations) is .74%. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Portfolios.

(10) For Contracts issued prior to May 1, 1995, the MetLife Stock Index Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(11) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

(12) The MetLife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and the MetLife Aggressive Allocation Portfolios (the "Asset Allocation Portfolios") are each "funds of funds" that invest substantially all of their respective assets in Class A shares of various other underlying portfolios. Each Asset Allocation Portfolio will have its own expenses and will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Asset Allocation Portfolio invests, including the management fee. The Asset Allocation Portfolios will begin operations on or about May 1, 2005. The estimated expenses of the underlying portfolios (after applicable contractual expense limitations) are .65% for the MetLife Conservative Allocation Portfolio, .67% for the MetLife Conservative to Moderate Allocation Portfolio, .69% for the MetLife Moderate Allocation Portfolio, .72% for the MetLife Moderate to Aggressive Allocation Portfolio, and .74% for the MetLife Aggressive Allocation Portfolio. The estimated Total Contractual Annual Expenses of the Asset Allocation Portfolios, including the weighted average of the total operating expenses of the underlying portfolios (before applicable contractual expense limitations) are: 1.25% for the MetLife Conservative Allocation Portfolio, 1.10% for the MetLife Conservative to Moderate Allocation Portfolio, 1.10% for the MetLife Moderate Allocation Portfolio, 1.13% for the MetLife Moderate to Aggressive Allocation Portfolio, and 1.29% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of the Asset Allocation Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                         ------- --------- --------- ---------
(a)..................................... $883.02 $1,402.01 $1,938.69 $3,251.22
(b)..................................... $779.47 $1,088.33 $1,410.85 $2,156.33

(2) If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                         1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                         ------- ------- --------- ---------
(a)..................................... $285.91 $875.62 $1,489.99 $3,140.75
(b)..................................... $175.75 $544.28 $  936.78 $2,033.32

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples. NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .083% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------

Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-32).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

BLACKROCK MONEY MARKET PORTFOLIO (FORMERLY STATE STREET RESEARCH MONEY MARKET PORTFOLIO)

The BlackRock Money Market Portfolio's investment objective is a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the subaccount investing in the BlackRock Money Market Portfolio may become extremely low and possibly negative.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

BLACKROCK BOND INCOME PORTFOLIO (FORMERLY STATE STREET RESEARCH BOND INCOME PORTFOLIO)

The BlackRock Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

BLACKROCK DIVERSIFIED PORTFOLIO (FORMERLY STATE STREET RESEARCH DIVERSIFIED PORTFOLIO)

The BlackRock Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A, IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

BLACKROCK LARGE CAP VALUE PORTFOLIO (FORMERLY STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO)

The BlackRock Large Cap Value Portfolio's investment objective is long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO

The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN MID CAP VALUE PORTFOLIO (FORMERLY NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO)

The Neuberger Berman Mid Cap Value Portfolio's investment objective is capital growth.

BLACKROCK INVESTMENT TRUST PORTFOLIO (FORMERLY STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO)

The BlackRock Investment Trust Portfolio's investment objective is long-term growth of capital and income.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO
                     -----
CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

BLACKROCK STRATEGIC VALUE PORTFOLIO (FORMERLY STATE STREET RESEARCH AURORA PORTFOLIO)

The BlackRock Strategic Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

FI MID CAP OPPORTUNITIES PORTFOLIO

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

FI INTERNATIONAL STOCK PORTFOLIO

The FI International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (FORMERLY SCUDDER GLOBAL EQUITY PORTFOLIO)

The Oppenheimer Global Equity Portfolio's investment objective is capital appreciation.

BLACKROCK LEGACY LARGE CAP GROWTH (FORMERLY STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO)

The BlackRock Legacy Large Cap Growth Portfolio's investment objective is long-term growth of capital.

JENNISON GROWTH PORTFOLIO (FORMERLY MET/PUTNAM VOYAGER PORTFOLIO)

The Jennison Growth Portfolio's investment objective is to seek long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

BLACKROCK AGGRESSIVE GROWTH PORTFOLIO (FORMERLY STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO)

The BlackRock Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

The Oppenheimer Capital Appreciation Portfolio's investment objective is capital appreciation.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

RCM GLOBAL TECHNOLOGY PORTFOLIO (FORMERLY PIMCO PEA INNOVATIVE PORTFOLIO)

The RCM Global Technology Portfolio's investment objective is to seek capital appreciation, no consideration is given to income.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Funds Growth-Income Fund's Investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GROWTH FUND

The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on securities comprising the Standard & Poor's 500/SM/ Index.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

METLIFE CONSERVATIVE ALLOCATION PORTFOLIO

The MetLife Conservative Allocation Portfolio's investment objective is a high level of current income, with growth of capital as a secondary objective.

METLIFE CONSERVATIVE TO MODERATE ALLOCATION PORTFOLIO

The MetLife Conservative to Moderate Allocation Portfolio's investment objective is a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE MODERATE ALLOCATION PORTFOLIO

The MetLife Moderate Allocation Portfolio's investment objective is to balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

METLIFE MODERATE TO AGGRESSIVE ALLOCATION PORTFOLIO

The MetLife Moderate to Aggressive Allocation Portfolio's investment objective is growth of capital.

METLIFE AGGRESSIVE ALLOCATION PORTFOLIO

The MetLife Aggressive Allocation Portfolio's investment objective is growth of capital.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                           Subadviser
---------                                           ----------
BlackRock Money Market/(2)/                         BlackRock Advisors, Inc./(1)/
Salomon Brothers U.S. Government                    Salomon Brothers Asset Management Inc
BlackRock Bond Income/(2)/                          BlackRock Advisors, Inc./(1)/
Lehman Brothers Aggregate Bond Index                Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities/(3)/  Salomon Brothers Asset Management Inc
BlackRock Diversified/(2)/                          BlackRock Advisors, Inc./(1)/
MFS Total Return                                    Massachusetts Financial Services Company
BlackRock Large Cap Value/(2)/                      BlackRock Advisors, Inc./(1)/
Davis Venture Value                                 Davis Selected Advisers, L.P./(4)/
FI Value Leaders                                    Fidelity Management & Research Company
Harris Oakmark Large Cap Value                      Harris Associates L.P.
Harris Oakmark Focused Value                        Harris Associates L.P.
Neuberger Berman Mid Cap Value/(5)/                 Neuberger Berman Management Inc.
BlackRock Investment Trust/(2)/                     BlackRock Advisors, Inc./(1)/
MetLife Stock Index                                 Metropolitan Life Insurance Company
MFS Investors Trust                                 Massachusetts Financial Services Company
BlackRock Strategic Value/(2)/                      BlackRock Advisors, Inc./(1)/
FI Mid Cap Opportunities                            Fidelity Management & Research Company
MetLife Mid Cap Stock Index                         Metropolitan Life Insurance Company
FI International Stock                              Fidelity Management & Research Company
Morgan Stanley EAFE Index                           Metropolitan Life Insurance Company
Oppenheimer Global Equity/(6)/                      OppenheimerFunds, Inc./(5)/
BlackRock Legacy Large Cap Growth/(2)/              BlackRock Advisors, Inc./(1)/
Jennison Growth/(7)/                                Jennison Associates LLC
T. Rowe Price Large Cap Growth                      T. Rowe Price Associates, Inc.
Loomis Sayles Small Cap                             Loomis, Sayles & Company, L.P.
Russell 2000 Index                                  Metropolitan Life Insurance Company
BlackRock Aggressive Growth/(2)/                    BlackRock Advisors, Inc./(1)/
Franklin Templeton Small Cap Growth                 Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                      T. Rowe Price Associates, Inc.
Zenith Equity/(9)/                                  N/A/(9)/
MetLife Conservative Allocation/(8)/                N/A/(8)/
MetLife Conservative to Moderate Allocation/(8)/    N/A/(8)/
MetLife Moderate Allocation/(8)/                    N/A/(8)/
MetLife Moderate to Aggressive Allocation/(8)/      N/A/(8)/
MetLife Aggressive Allocation/(8)/                  N/A/(8)/

----------

/(1)/ On January 31, 2005, BlackRock Advisors, Inc. replaced State Street
      Research & Management Company as subadviser.

/(2)/ Effective January 31, 2005, State Street Research Money Market Portfolio changed its name to BlackRock Money Market Portfolio; State Street Research Bond Income Portfolio changed its name to BlackRock Bond Income Portfolio; State Street Research Diversified Portfolio changed its name to BlackRock Diversified Portfolio; State Street Research Large Cap Value Portfolio changed its name to BlackRock Large Cap Value Portfolio; State Street Research Investment Trust Portfolio changed its name to BlackRock Investment Trust Portfolio; State Street Research Aurora Portfolio changed its name to BlackRock Strategic Value Portfolio; State Street Research Large Cap Growth Portfolio changed its name to BlackRock Legacy Large Cap Growth Portfolio; and State Street Research Aggressive Growth Portfolio changed its name to BlackRock Aggressive Growth Portfolio.

/(3)/ The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment sub-advisory services from Citigroup Asset Management Limited, a London-based affiliate of Salomon Brothers Asset Management Inc.

/(4)/ Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY. Inc., a wholly-owned subsidiary.

/(5)/ Effective May 1, 2005, the Neuberger Berman Partners Mid Cap Value
      Portfolio changed its name to the Neuberger Berman Mid Cap Value
      Portfolio.

/(6)/ Effective May 1, 2005, the Scudder Global Equity Portfolio changed its name to the Oppenheimer Global Equity Portfolio and OppenheimerFunds, Inc. replaced Deutsche Investment Management Americas. Inc. as subadviser.

/(7)/ On or about April 29, 2005, the Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged with and into the Jennison Growth Portfolio.

/(8)/ Metropolitan Fund Asset Allocation Portfolios: The MetLife Conservative
      Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio, and the MetLife Aggressive Allocation Portfolio (collectively, the "Asset Allocation Portfolios") are "fund of funds" that invest in Class A shares of a diversified group of other underlying portfolios (Eligible Funds) of the Metropolitan Fund and Met Investors Series Trust. Although there is no subadviser, there is an Asset Allocation Committee of investment professionals at MetLife Advisers that are responsible for the management of the Allocation Portfolios. Each underlying portfolio has its own subadviser.

/(9)/ The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio has its own operating expenses and bears its Pro rata Portion of the Operating expenses of the Underlying Portfolios including the management fee. Contract Owners may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of investing in the Portfolios.

For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (i.e. subadviser).

Portfolio                         Adviser (Subadviser)
---------                         --------------------
PIMCO Total Return                Pacific Investment Management Company LLC,
Lord Abbett Bond Debenture        Lord, Abbett & Co. LLC
Neuberger Berman Real Estate      Neuberger Berman Management Inc.
Met/AIM Mid Cap Core Equity       A I M Capital Management, Inc.
Harris Oakmark International      Harris Associates L.P.
MFS Research International        Massachusetts Financial Services Company
Janus Aggressive Growth           Janus Capital Management LLC
Oppenheimer Capital Appreciation  OppenheimerFunds, Inc.
T. Rowe Price Mid-Cap Growth      T. Rowe Price Associates, Inc.
Met/AIM Small Cap Growth          A I M Capital Management, Inc.
RCM Global Technology/(2)/        RCM Capital Management LLC/(1)/
----------
/(1)/ Effective January 15, 2005 RCM Capital Management LLC replaced PEA Capital
      LLC as Adviser (subadviser).

/(2)/ Effective May 1, 2005, PIMCO PEA Innovation Portfolio changed its name to
      RCM Global Technology Portfolio.

For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information for the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds.

Portfolio                  Subadviser
---------                  ----------
American Funds
  Growth-Income               N/A
American Funds Growth         N/A
American Funds Global
  Small Capitalization        N/A

For more information about the Investment Adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

Fidelity Management & Research Company is the investment manager for the portfolios of the Variable Insurance Products Fund.

Portfolio           Subadviser
---------           ----------
VIP Equity-Income   FMR Co., Inc.
VIP Overseas        FMR Co., Inc.

For more information about the investment manager see the Variable Insurance Products fund prospectus attached at the end of this prospectus and its Statement of Additional Information which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE ELIGIBLE FUNDS

An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an Eligible Fund or its affiliates may compensate us and/or certain of our affiliates for administrative or other services relating to the Eligible Funds. The amount of the compensation is not deducted from Eligible Fund assets and does not decrease the Eligible Fund's investment return. The amount of the compensation is based on a percentage of assets of the Eligible Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to .11%. Additionally, an investment adviser or subadviser of an Eligible Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers MetLife Advisers and Met Investors Advisory, which are formed as "limited liability companies." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Eligible Fund. We may benefit accordingly from assets allocated to the Eligible Funds to the extent they result in profits to the advisers. (See the "FEE TABLE--Annual Eligible Fund Operating Expenses" for information on the management fees paid by the Eligible Funds to the advisers and the Statement of Additional Information for the Eligible Funds for information on the management fees paid by the advisers to the subadvisers).

Certain of the investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each Eligible Fund's prospectus. (See

"FEE TABLE--Annual Eligible Fund Operating Expenses" and "DISTRIBUTION OF THE CONTRACTS".) The payments are deducted from the assets of the Eligible Funds and are paid to our distributor, New England Securities Corporation. These payments decrease the Eligible Fund's investment return.

We also make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. See "Distribution of the Contracts."

We select the Eligible Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Eligible Fund's adviser or subadviser is one of our affiliates or whether the Eligible Fund, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Eligible Funds periodically and may remove an Eligible Fund or limit its availability to new purchase payments and/or transfers of Contract Value if we determine that the Eligible Fund no longer meets one or more of the selection criteria, and/or if the Eligible Fund has not attracted significant allocations from Owners. We do not provide investment advice and do not recommend or endorse any particular Eligible Fund.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the BlackRock Money
                                        -------
     Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, BlackRock Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), BlackRock Legacy Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Jennison Growth, FI International Stock and BlackRock Strategic Value Portfolios; Class B shares of the FI Mid Cap Opportunities,
                                 -------
     Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index, BlackRock Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, BlackRock Aggressive Growth BlackRock Diversified, Metlife Conservative Allocation, MetLife Conservative to Moderate Allocation, MetLife Moderate Allocation, MetLife Moderate to Aggressive Allocation and MetLife Aggressive Allocation Portfolios; and Class E shares of the Harris Oakmark Large Cap Value, BlackRock Large Cap
     -------
     Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  -------
     Portfolios except the Harris Oakmark International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       -------

..    For VIP, we offer Initial Class only.
                       -------------
Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion. If automatic allocations (such as dollar cost averaging, asset rebalancing or purchase payments made through our automated payment program) are being made to a sub-account that is closed or no longer available due to an Eligible Fund liquidation, and if you do not give us other instructions, then any amounts that would have gone into the closed sub-account will be allocated to the State Street Research Money Market Sub-account.

TRANSFER PRIVILEGE

--GENERAL

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------------------------------------------------------------------------
amount.
-------

--MARKET TIMING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Eligible Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Eligible Fund and the reflection of that change in the Eligible Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Eligible Funds and may disrupt portfolio management strategy, requiring an Eligible Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Eligible Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Eligible Funds (i.e., the Salomon Brothers Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Loomis Sayles Small Cap Portfolio, Russell 2000 Index Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Oppenheimber Global Equity Portfolio, FI International Stock Portfolio, Morgan Stanley EAFE Index Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, Harris Oakmark International Portfolio, MFS Research International Portfolio, American Funds Global Small Capitalization Fund, and VIP Overseas Portfolio) and we monitor transfer activity in those Eligible Funds (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. We do not believe that other Eligible Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Eligible Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Eligible Funds, we rely on the underlying Eligible Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified Eligible Funds under that Contract to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. If we impose this restriction on your transfer activity, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions. The Contract Value will not be affected by any gain or loss due to the transfer and your Contract Value will be the same as if the transfer had not occurred. You will receive written confirmation of the transactions effecting such reversal.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Eligible Funds that we believe are susceptible to market timing. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Contract. We do not accommodate market timing in any Eligible Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts.

The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Eligible Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Eligible Funds.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Eligible Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Eligible Funds in their ability to apply their frequent trading policies and procedures, and we cannot guarantee that the Eligible Funds (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the Eligible Funds.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if any entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Eligible Fund prospectuses for more details.

DOLLAR COST AVERAGING

You can make subsequent purchase payments while you have an active dollar cost averaging program in effect, provided, however, that no amount will be allocated to the program without your express direction. Although the dollar cost averaging transfer amount will not be increased, we will increase the number of months over which transfers are made unless otherwise elected in writing.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Subject to our restrictions on "market timing", requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

..    By fax (515) 457-4301

..    For transfers or reallocation of future purchase payments, by Internet at
     http://www.nef.com.

If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, Internet or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you. Any telephone, Internet or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, Internet or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

A recording of daily unit values is available by calling 1-800-333-2501.

                                ANNUITY PAYMENTS

ELECTION OF ANNUITY

We will fix the annuity payments in amount and duration at annuitization by the annuity payment option selected, and by the age and sex of the Payee. For Contracts issued in situations involving an employer-sponsored plan subject to ERISA, we fix annuity payments in amount and duration using the same criteria except we do not take into account the sex of the Payee. (See "Amount of Variable Annuity Payments" in the prospectus)

ANNUITY OPTIONS

Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

..    The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

..    The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

..    The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

See the section entitled "ASSET-BASED INSURANCE CHARGES, WITHDRAWAL AND OTHER DEDUCTIONS" to find out whether a Withdrawal Charge applies when you annuitize or withdraw the commuted value of any payments certain.

If you are receiving payments under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option you may convert to an option involving a life contingency.

The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee. In addition, these Federal tax rules may also limit the use in qualified contracts of annuity payment options that contain a commutation feature because, among other things, income payments must be made at least annually to avoid a 50% excise tax.

Accordingly, we reserve the right to restrict the availability under qualified contracts of annuity payment options with commutation features and/or limit the amount that may be withdrawn under such features.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. Once the investment in the Contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

The federal income tax treatment of an annuity payment option that contains a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value) is uncertain. Specifically, it is possible that (a) all payments made under the annuity payment option will be taxed as withdrawals, on an income-first basis, rather than as annuity payments, a portion of which would be excludable from income as a return of investment in the contract, or (b) the ability to fully recover the investment in the contract over the annuity payment period may be limited due to the reduction or elimination of future annuity payments that would have each had an excludable amount.

Additionally, it is uncertain whether the exercise of a commutation feature under a joint and survivor variable life annuity payment option constitutes an exchange into a deferred annuity, thus requiring payout of any remaining interest in the deferred annuity within five years of an owner's death (or the primary annuitant's death where the owner is not a natural person) or over the designated beneficiary's life (or over a period no longer than the beneficiary's remaining life expectancy) with such payments beginning within 12 months of the date of death if an owner dies during the certain period for such payout option. Accordingly, we reserve the right to restrict the availability of the commutation feature or to require the value of all remaining income payments be paid to the designated beneficiary or to the surviving joint annuitant, as the case may be, in a lump sum after proof of an owner's death (or of a primary annuitant's death, where the owner is not a natural person) during the certain period to comply with these tax law requirements.

Caution: We will treat the application of less than your entire Contract Value under a Non-Qualified Contract to a pay-out option (receiving annuity income payments) as a taxable withdrawal for Federal income tax purposes and also as subject to the 10% penalty tax (if you are under age 59 1/2) in addition to ordinary income tax. We will then treat the amount of the withdrawal as the purchase price of an income annuity and tax report the annuity income payments received under the rules for variable income annuities. Consult your tax advisor prior to partially annuitizing your contract.

Annuity income payments and amount received on the exercise of a withdrawal or partial withdrawal from an annuity option under your non-qualified contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for annuity income payments or withdrawals, whichever is applicable.

Additionally, if you are under age 591/2 at the time annuity income payments commence and intend the annuity income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after annuity income payments commence, will generally invalidate the exception and subject you to additional penalties and interest.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for

2005. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The Proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

Section 457(b) Plans: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE

CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Contract Value, as well as all living benefits) must be added to the Contract Value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax advisor to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

Commutation Features Under Annuity Payment Options. Please be advised that the tax consequences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of the annuity payments and withdrawals received for any year COULD BE GREATER THAN OR LESS THAN THE TAXABLE AMOUNT REPORTED BY THE COMPANY. The exercise of the commutation feature also may result in adverse tax consequences including:

..    The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

..    The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

..    The possibility that the exercise of the commutation feature could adversely affect the amount excluded from Federal income tax under any annuity payments made after such commutation.

See also the discussion of commutation features under "Annuity Payments." A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Annuity purchases by residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes they may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                            DISTRIBUTION OF CONTRACTS

We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund. Additionally, we pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the

American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

Sales representatives and their managers are also eligible for various non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Distributor also makes payments for the sale of the Contracts to the Managing Partner who supervises the sales representative. Payments to the Managing Partner's may vary and depend on a number of factors, including the sales representative's level of sales, as well as the level of sales by all sales representatives in the Managing Partner's agency.

Distributor's sales representatives and their Managing Partners (and the sales representatives and managers of our affiliates) may also be eligible for additional cash compensation such as bonuses, equity awards (for example, stock options), training allowances, supplemental salary, payments based on a percentage of the Contract Value, financing arrangements, marketing support, medical and retirement benefits and other insurance and non-insurance benefits. The amount of this additional compensation is based on the amount of proprietary products sold. Proprietary products are products issued by the Company and its affiliates. Sales representatives must meet a minimum level of sales of proprietary products in order to be eligible for most of the cash compensation described above. Managing Partners may be eligible for additional cash compensation based on the performance (with emphasis on the sale of proprietary products) of the Sales representatives that the Managing Partner supervises. Managing Partners may pay a portion of their cash Compensation to their Sales representatives.

In addition to the payments listed above, MetLife makes certain payments to its business unit or to the business unit of its affiliate that is responsible for the operation of the distribution systems through which the Contract is sold. This amount is part of the total compensation paid for the sale of the Contract.

Receipt of the cash and non-cash compensation described above may provide sales representatives and their Managing Partners with an incentive to favor the sale of proprietary products over similar products issued by non-affiliates.

The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

                                LEGAL PROCEEDINGS

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or administrative or other proceedings cannot be predicted with certainty, MetLife does not believe that, as of the date of this prospectus, any such litigation or proceedings will have a material adverse effect upon the Variable Account or upon the ability of New England Securities to perform its contract with the Variable Account or of MetLife to meet its obligations under the contracts.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2004 for each Sub-account of The New England Variable Account.

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                                    BLACKROCK
                                  MONEY MARKET
                                 SUB-ACCOUNT(1)
                                 --------------
                                    9/29/88*       1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                       TO            TO         TO          TO          TO          TO          TO
                                    12/31/88      12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                 --------------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period..........        1.384         1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value at
  end of period................        1.408         1.518       1.620       1.697       1.738       1.766       1.811
Number of Accumulation Units
  outstanding at end of
  period.......................      915,605     7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

                                    1/1/95     1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO         TO          TO          TO          TO          TO          TO
                                   12/31/95   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------
AccumulationUnit Value at
  beginning of period..........       1.811       1.889       1.959       2.036       2.114       2.190       2.295
AccumulationUnit Value at end
  of period....................       1.889       1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation Units
  outstanding at end of
  period.......................  33,015,018  33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                                         SALOMON
                                                                         BROTHERS
                                                                        STRATEGIC
                                                                           BOND
                                                                      OPPORTUNITIES
                                                                       SUB-ACCOUNT
                                                                      -------------
                                    1/1/02      1/1/03      1/1/04      10/31/94*      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO           TO            TO         TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94      12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -------------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.353       2.355       2.342         1.000        0.984       1.159      1.307
Accumulation Unit Value at
 end of period..................       2.355       2.342       2.333         0.984        1.159       1.307      1.433
Number of Accumulation Units
 outstanding at end of period...  29,978,273  18,712,117  13,448,596     1,124,133    6,132,563  15,034,554  23,074,669

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.433       1.442       1.443       1.527       1.609       1.740       1.933
Accumulation Unit Value at
 end of period..................       1.442       1.443       1.527       1.609       1.740       1.933       2.034
Number of Accumulation Units
 outstanding at end of period...  24,945,159  20,278,882  16,337,092  14,811,810  12,769,969  12,195,522  10,800,354

----------
*    Date these Sub-accounts were first available.

                                    SALOMON
                                    BROTHERS
                                      U.S.
                                  GOVERNMENT
                                  SUB-ACCOUNT
                                  -----------
                                   10/31/94*     1/1/95     1/1/96     1/1/97     1/1/98      1/1/99      1/1/00
                                      TO          TO         TO         TO          TO          TO          TO
                                   12/31/94     12/31/95   12/31/96   12/31/97   12/31/98    12/31/99    12/31/00
                                  -----------  ---------  ---------  ---------  ----------  ----------  ---------
Accumulation Unit Value at
 beginning of period............      1.000        1.004      1.139      1.161       1.242       1.319      1.304
Accumulation Unit Value at
 end of period..................      1.004        1.139      1.161      1.242       1.319       1.304      1.421
Number of Accumulation Units
 outstanding at end of period...    910,020    4,495,184  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230

                                                                                    BLACKROCK
                                                                                   BOND INCOME
                                                                                  SUB-ACCOUNT(1)
                                                                                  --------------
                                    1/1/01      1/1/02     1/1/03       1/1/04       10/5/88*       1/1/89     1/1/90
                                      TO          TO         TO           TO            TO            TO         TO
                                   12/31/01    12/31/02   12/31/03     12/31/04      12/31/88      12/31/89   12/31/90
                                  ----------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
 beginning of period............       1.421       1.496       1.593       1.598         1.631        1.634      1.810
Accumulation Unit Value at
 end of period..................       1.496       1.593       1.598       1.624         1.634        1.810      1.930
Number of Accumulation Units
 outstanding at end of period...  10,827,033  14,892,461  11,075,788   8,131,240       299,002    4,287,540  10,139,527

                                    1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.930       2.247       2.398       2.664       2.540       3.037       3.134
Accumulation Unit Value at
 end of period..................       2.247       2.398       2.664       2.540       3.037       3.134       3.429
Number of Accumulation Units
 outstanding at end of period...  17,797,335  28,871,719  41,939,487  41,657,182  42,231,987  41,138,874  37,260,367

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       3.429       3.689       3.622       3.865       4.149       4.439       4.636
Accumulation Unit Value at
 end of period..................       3.689       3.622       3.865       4.149       4.439       4.636       4.776
Number of Accumulation Units
 outstanding at end of period...  38,630,894  32,707,422  25,348,903  25,107,756  21,965,782  17,110,556  13,806,056

                                   MFS TOTAL
                                    RETURN
                                  SUB-ACCOUNT
                                   CLASS A(2)
                                  -----------
                                    9/21/88*     1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                      TO          TO         TO           TO          TO          TO          TO
                                   12/31/88     12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                  -----------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      1.042        1.063       1.250       1.272       1.508       1.588       1.733
Accumulation Unit Value at
 end of period..................      1.063        1.250       1.272       1.508       1.588       1.733       1.691
Number of Accumulation Units
 outstanding at end of period...    731,349    9,179,207  18,099,540  26,478,398  41,588,546  60,696,659  61,961,278

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.691       2.190       2.485       3.103       3.664       3.975       3.789
Accumulation Unit Value at
 end of period..................       2.190       2.485       3.103       3.664       3.975       3.789       3.596
Number of Accumulation Units
 outstanding at end of period...  56,145,463  52,130,165  48,490,618  42,358,784  37,391,028  30,014,285  24,501,065

                                                                       MFS TOTAL
                                                                        RETURN
                                                                      SUB-ACCOUNT
                                                                      CLASS A(3)
                                                                      -----------
                                    1/1/02      1/1/03      1/1/04      10/31/94*    1/1/95      1/1/96      1/1/97
                                      TO          TO          TO           TO          TO          TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       3.596       3.357       3.875       1.000        0.997       1.227       1.415
Accumulation Unit Value at
 end of period..................       3.357       3.875       4.253       0.997        1.227       1.415       1.622
Number of Accumulation Units
 outstanding at end of period...  19,130,634  15,049,705  13,288,556   1,736,189   10,987,597  20,107,324  28,677,041

----------
*    Date these Sub-accounts were first available.

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    4/30/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Accumulation Unit Value at
 end of period..................       1.747       1.636       1.583       1.492       1.273       1.504       1.492
Number of Accumulation Units
 outstanding at end of period...  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983  12,220,963

                                                 BLACKROCK
                                   MFS TOTAL      LEGACY
                                    RETURN       LARGE CAP
                                  SUB-ACCOUNT     GROWTH
                                  CLASS E(3)   SUB-ACCOUNT(1)
                                  -----------  --------------
                                    05/01/04      10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                       TO            TO            TO          TO          TO          TO          TO
                                    12/31/04      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  -----------  --------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............     38.200           1.000        0.956        1.402       1.566       1.941       2.829
Accumulation Unit Value at
 end of period..................     41.490           0.956        1.402        1.556       1.941       2.829       3.744
Number of Accumulation Units
 outstanding at end of period...    338,825       1,857,319    24,163,685  40,025,594  44,518,891  49,255,773  60,072,409

                                                                                              ZENITH EQUITY
                                                                                              SUB-ACCOUNT(4)
                                                                                              --------------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04       9/16/88*      1/1/89
                                      TO          TO          TO          TO          TO            TO           TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04      12/31/88     12/31/89
                                  ----------  ----------  ----------  ----------  ----------  --------------  ---------
Accumulation Unit Value at
 beginning of period............       3.744       3.189       2.767       1.825       2.433        4.645         4.612
Accumulation Unit Value at
 end of period..................       3.189       2.767       1.825       2.433       2.612        4.612         5.950
Number of Accumulation Units
 outstanding at end of period...  64,809,207  53,583,938  40,343,771  32,774,920  26,001,424      439,393     5,337,778

                                    1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       5.950       5.666       8.608       7.978       9.050       8.298      11.300
Accumulation Unit Value at
 end of period..................       5.666       8.608       7.978       9.050       8.298      11.300      13.496
Number of Accumulation Units
 outstanding at end of period...  12,591,788  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155

                                    1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      13.496      16.442      21.752      24.831      23.359      19.257      14.832
Accumulation Unit Value at
 end of period..................      16.442      21.752      24.831      23.359      19.257      14.832      19.235
Number of Accumulation Units
 outstanding at end of period...  40,200,592  33,502,039  38,236,116  27,364,614  22,565,710  17,578,438  14,440,815

                                                  DAVIS
                                              VENTURE VALUE
                                               SUB-ACCOUNT
                                              -------------
                                    1/1/04      10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                      TO            TO           TO          TO          TO          TO          TO
                                   12/31/04      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  ----------  -------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............      19.235        1.000         0.963       1.323       1.643       2.163       2.442
Accumulation Unit Value at
 end of period..................      21.064        0.963         1.323       1.643       2.163       2.442       2.831
Number of Accumulation Units
 outstanding at end of period...  11,979,638    3,499,719    19,608,688  34,997,024  53,997,107  58,765,470  57,370,889

                                                                                                 HARRIS
                                                                                                OAKMARK
                                                                                                FOCUSED
                                                                                                 VALUE
                                                                                              SUB-ACCOUNT
                                                                                              -----------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04      10/1/93*     1/1/94
                                      TO          TO          TO          TO          TO           TO          TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04     12/31/93    12/31/94
                                  ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
 beginning of period............       2.831       3.059       2.681       2.212       2.856       1.125        1.137
Accumulation Unit Value at
 end of period..................       3.059       2.681       2.212       2.856       3.166       1.137        1.119
Number of Accumulation Units
 outstanding at end of period...  59,644,558  54,077,372  43,784,343  37,120,735  31,393,749   4,515,611   15,572,344

----------
*    Date these Sub-accounts were first available.

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.119       1.439       1.669       1.932       1.802       1.784       2.120
Accumulation Unit Value at
 end of period..................       1.439       1.669       1.932       1.802       1.784       2.120       2.673
Number of Accumulation Units
 outstanding at end of period...  19,773,057  24,345,379  24,035,279  21,347,155  17,151,815  15,593,693  23,265,733

                                                                        LOOMIS
                                                                        SAYLES
                                                                       SMALL CAP
                                                                      SUB-ACCOUNT
                                                                      -----------
                                    1/1/02      1/1/03      1/1/04      5/2/94*      1/1/95      1/1/96      1/1/97
                                      TO          TO          TO          TO           TO          TO          TO
                                   12/31/02    12/31/03    12/31/04     12/31/94    12/31/95    12/31/96    12/31/97
                                  ----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.673       2.404       3.146       1.000        0.959       1.219       1.572
Accumulation Unit Value at
 end of period..................       2.404       3.146       3.412       0.959        1.219       1.572       1.936
Number of Accumulation Units
 outstanding at end of period...  22,307,958  20,350,274  17,678,283   2,988,971   13,533,326  26,307,748  39,442,109

                                    1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.936       1.878       2.441       2.535       2.280       1.764       2.375
Accumulation Unit Value at
 end of period..................       1.878       2.441       2.535       2.280       1.764       2.375       2.728
Number of Accumulation Units
 outstanding at end of period...  40,318,239  32,700,400  39,281,394  31,036,981  24,037,246  20,108,467  16,931,561

                                       MFS                                             MFS
                                    INVESTORS                                    INVESTORS TRUST
                                      TRUST                                        SUB-ACCOUNT
                                  SUB-ACCOUNT(5)                                   CLASS A(6)
                                  --------------                                 ---------------
                                      7/2/01*      1/1/02    1/1/03     1/1/04       10/31/94*      1/1/95      1/1/96
                                        TO           TO        TO         TO            TO            TO          TO
                                     12/31/01     12/31/02  12/31/03   12/31/04      12/31/94      12/31/95    12/31/96
                                  --------------  --------  --------  ---------  ---------------  ----------  ----------
Accumulation Unit Value at
 beginning of period............        0.898        0.833     0.656      0.788         1.000         0.997        1.227
Accumulation Unit Value at
 end of period..................        0.833        0.656     0.788      0.866         0.997         1.227        1.415
Number of Accumulation Units
 outstanding at end of period...      311,202      743,289   835,828  1,323,979     1,736,189     10,987,597  20,107,324

                                    1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Accumulation Unit Value at
 end of period..................       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Number of Accumulation Units
 outstanding at end of period...  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983

                                                FI VALUE
                                                 LEADERS
                                              SUB-ACCOUNT
                                              -----------
                                    1/1/04      10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/04     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                                  ----------  -----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.503        1.105       1.132       1.103       1.486       1.731       2.279
Accumulation Unit Value at
 end of period..................       1.492        1.132       1.103       1.486       1.731       2.279       2.799
Number of Accumulation Units
 outstanding at end of period...  12,220,963    3,359,317  16,092,325  21,168,965  26,104,465  30,306,103  35,514,558

                                                                                                          METLIFE STOCK
                                                                                                           INDEX SUB-
                                                                                                             ACCOUNT
                                                                                                          CLASS A(6)(7)
                                                                                                          -------------
                                    1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      1/1/04       8/1/92*
                                      TO          TO          TO          TO          TO          TO           TO
                                   12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/04     12/31/92
                                  ----------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
 beginning of period............       2.799       3.019       2.825       2.399       1.906       2.387        1.592
Accumulation Unit Value at
 end of period..................       3.019       2.825       2.399       1.906       2.387       2.678        1.644
Number of Accumulation Units
 outstanding at end of period...  35,663,197  29,466,287  23,927,806  17,850,173  14,261,808  11,794,230   21,583,607

----------
*    Date these Sub-accounts were first available.

                                    1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.644       1.780       1.775       2.398       2.898       3.788       4.781
Accumulation Unit Value at
 end of period..................       1.780       1.775       2.398       2.898       3.788       4.781       5.678
Number of Accumulation Units
 outstanding at end of period...  11,017,884  14,282,355  15,539,609  15,623,253  15,874,978  15,292,906  15,111,062

                                                                                                    FI
                                                                                               INTERNATIONAL
                                                                                                  STOCK
                                                                                              SUB-ACCOUNT(8)
                                                                                              --------------
                                    1/1/00      1/1/01      1/1/02      1/1/03      1/1/04      10/31/94*       1/1/95
                                      TO          TO          TO          TO          TO            TO            TO
                                   12/31/00    12/31/01    12/31/02    12/31/03    12/31/04      12/31/94      12/31/95
                                  ----------  ----------  ----------  ----------  ----------  --------------  ----------
Accumulation Unit Value at
 beginning of period............       5.678       5.096       3.682       2.822       3.569         1.179         1.207
Accumulation Unit Value at
 end of period..................       5.096       3.682       2.822       3.569       3.892         1.207         1.265
Number of Accumulation Units
 outstanding at end of period...  13,740,976  14,020,250  11,436,136   9,542,274   7,653,999     2,473,991     9,383,114

                                    1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.265       1.331       1.296       1.371       1.686       1.494       1.170
Accumulation Unit Value at
 end of period..................       1.331       1.296       1.371       1.686       1.494       1.170       0.953
Number of Accumulation Units
 outstanding at end of period...  13,845,613  14,635,944  13,860,555  12,308,176  13,507,918  12,484,035  11,478,963

                                                              JENNISON
                                                               GROWTH                                       VIP OVERSEAS
                                                          SUB-ACCOUNT(13)                                   SUB-ACCOUNT
                                                          ---------------                                   ------------
                                    1/1/03      1/1/04        1/22/01*       1/1/02     1/1/03     1/1/04     10/1/93*
                                      TO          TO            TO             TO         TO         TO          TO
                                   12/31/03    12/31/04       12/31/01      12/31/02   12/31/03   12/31/04    12/31/93
                                  ----------  ----------  ---------------  ---------  ---------  ---------  ------------
Accumulation Unit Value at
 beginning of period............       0.953       1.203         0.753         0.494      0.346      0.430         1.458
Accumulation Unit Value at
 end of period..................       1.203       1.403         0.494         0.346      0.430      0.445         1.532
Number of Accumulation Units
 outstanding at end of period...   9,688,303   7,713,228     2,569,263     2,363,367  2,208,850  1,342,940    10,878,551


                                    1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       1.532       1.538       1.664       1.859       2.046       2.276       3.202
Accumulation Unit Value at
 end of period..................       1.538       1.664       1.859       2.046       2.276       3.202       2.556
Number of Accumulation Units
 outstanding at end of period...  43,034,544  41,273,183  44,846,316  45,289,247  40,546,153  36,251,177  33,830,970

                                                                                  VIP EQUITY-
                                                                                    INCOME
                                                                                  SUB-ACCOUNT
                                                                                  -----------
                                    1/1/01      1/1/02      1/1/03      1/1/04      10/1/93*     1/1/94      1/1/95
                                      TO          TO          TO          TO          TO           TO          TO
                                   12/31/01    12/31/02    12/31/03    12/31/04     12/31/93    12/31/94    12/31/95
                                  ----------  ----------  ----------  ----------  -----------  ----------  ----------
Accumulation Unit Value at
 beginning of period............       2.556       1.987       1.563       2.211       1.980        1.992       2.104
Accumulation Unit Value at
 end of period..................       1.987       1.563       2.211       2.479       1.992        2.104       2.804
Number of Accumulation Units
 outstanding at end of period...  26,663,772  21,187,687  17,591,860  14,387,457   5,649,743   25,852,849  38,010,655

                                    1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                      TO          TO          TO          TO          TO          TO          TO
                                   12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
 at beginning of period.........       2.804       3.162       3.996       4.401       4.617       4.939       4.631
Accumulation Unit Value
 at end of period...............       3.162       3.996       4.401       4.617       4.939       4.631       3.794
Number of Accumulation Units
 outstanding at end of period...  44,037,798  45,104,192  42,926,506  37,676,846  28,617,928  24,545,075  19,947,966

----------
*    Date these Sub-accounts were first available.

                                                            LEHMAN
                                                           BROTHERS                                         JANUS
                                                           AGGREGATE                                      AGGRESSIVE
                                                          BOND INDEX                                        GROWTH
                                                          SUB-ACCOUNT                                   SUB-ACCOUNT(16)
                                                          -----------                                   ---------------
                                    1/1/03      1/1/04     01/22/01*     1/1/02     1/1/03     1/1/04      05/01/01*
                                      TO          TO          TO           TO         TO        TO            TO
                                   12/31/03    12/31/04    12/31/01     12/31/02   12/31/03   12/31/04     12/31/01
                                  ----------  ----------  -----------  ---------  ---------  ---------  ---------------
Accumulation Unit Value
 at beginning of period.........       3.794       4.879       1.077       1.131      1.226      1.251            1
Accumulation Unit Value
 at end of period...............       4.879       5.368       1.131       1.226      1.251      1.281        0.775
Number of Accumulation
 Units outstanding at end of
 period.........................  16,865,067  13,982,830   2,019,440   5,543,843  4,465,718  3,813,153      344,674

                                                                  METLIFE
                                                                STOCK INDEX
                                                                SUB-ACCOUNT
                                                                CLASS B(9)
                                                                -----------
                                   1/1/02    1/1/03    1/1/04     01/22/01*   1/1/02    1/1/03    1/1/04
                                     TO        TO        TO          TO         TO        TO        TO
                                  12/31/02  12/31/03  12/31/04    12/31/01   12/31/02  12/31/03  12/31/04
                                  --------  --------  --------  -----------  --------  --------  --------
Accumulation Unit Value
 at beginning of period.........     0.775     0.529     0.678      4.150       3.528     2.697     3.402
Accumulation Unit Value
 at end of period...............     0.529     0.678     0.725      3.528       2.697     3.402     3.702
Number of Accumulation
 Units outstanding at end of
 period.........................   566,433   581,098   499,763    268,034     603,435   852,620   855,202

                                     BLACKROCK                                           FI
                                     INVESTMENT                                         MID CAP
                                       TRUST                                        OPPORTUNITIES
                                   SUB-ACCOUNT(1)                                   SUB-ACCOUNT(10)
                                  ---------------                                   --------------
                                     05/01/01*       1/1/02     1/1/03     1/1/04       5/1/02*        1/1/03    1/1/04
                                        TO             TO         TO         TO           TO             TO        TO
                                     12/31/01       12/31/02   12/31/03   12/31/04     12/31/02       12/31/03   04/30/04
                                  ---------------  ---------  ---------  ---------  ---------------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........         7.438         6.526      4.746      6.083         1.000         0.811      1.136
Accumulation Unit Value
 at end of period...............         6.526         4.746      6.083      6.637         0.811         1.136      1.126
Number of Accumulation
 Units outstanding at end of
 period.........................        31,594        39,946     80,379     65,779       163,429       765,033    900,393

                                        FI                                              METLIFE
                                      MID CAP                                           MID CAP
                                   OPPORTUNITIES                                      STOCK INDEX
                                  SUB-ACCOUNT(11)                                     SUB-ACCOUNT
                                  ---------------                                   ---------------
                                    01/22/01*        1/1/02     1/1/03     1/1/04      01/22/01*       1/1/02     1/1/03
                                       TO             TO          TO         TO           TO             TO         TO
                                    12/31/01        12/31/02   12/31/03   12/31/04     12/31/01       12/31/02   12/31/03
                                  ---------------  ---------  ---------  ---------  ---------------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........         2.599         1.552      1.085      1.437         1.036         1.031      0.863
Accumulation Unit Value
 at end of period...............         1.552         1.085      1.437      1.652         1.031         0.863      1.146
Number of Accumulation
 Units outstanding at end of
 period.........................     1,630,351     1,138,071  1,239,384  1,530,755     1,448,527     2,232,301  2,512,009

                                              NEUBERGER                                      FRANKLIN
                                                BERMAN                                        TEMPLETON
                                               MID CAP                                       SMALL CAP
                                                VALUE                                         GROWTH
                                             SUB-ACCOUNT                                    SUB-ACCOUNT
                                             -----------                                    -----------
                                    1/1/04     05/01/01*    1/1/02      1/1/03     1/1/04    05/01/01*    1/1/02
                                      TO          TO          TO          TO         TO          TO         TO
                                   12/31/04    12/31/01    12/31/02    12/31/03   12/31/04    12/31/01    12/31/02
                                  ---------  -----------  ----------  ---------  ---------  -----------  ---------
Accumulation Unit Value
 at beginning of period.........      1.146       1.542        1.503      1.336      1.795            1      0.880
Accumulation Unit Value
 at end of period...............      1.308       1.503        1.336      1.795      2.171        0.880      0.625
Number of Accumulation
 Units outstanding at end of
 period.........................  2,683,144     245,461    2,012,000  1,750,230  3,099,203      609,228  1,263,448

----------
*    Date these Sub-accounts were first available.

                                                                                                          BLACKROCK
                                                           RUSSELL                                        STRATEGIC
                                                         2000 INDEX                                         VALUE
                                                         SUB-ACCOUNT                                    SUB-ACCOUNT(1)
                                                        ------------                                    -------------
                                    1/1/03     1/1/04     01/22/01*     1/1/02     1/1/03      1/1/04      01/22/01*
                                      TO         TO          TO           TO         TO          TO           TO
                                   12/31/03   12/31/04    12/31/01     12/31/02   12/31/03    12/31/04     12/31/01
                                  ---------  ---------  ------------  ---------  ---------  ----------  --------------
Accumulation Unit Value
 at beginning of period.........      0.625      0.891        1.203       1.186      0.929       1.336         1.234
Accumulation Unit Value at
 end of period..................      0.891      0.977        1.186       0.929      1.336       1.548         1.401
Number of Accumulation
 Units outstanding at end of
 period.........................  1,909,751  1,713,731    1,046,199   1,956,327  3,302,678  12,076,094    11,264,904

                                                                       MORGAN
                                                                       STANLEY
                                                                     EAFE/INDEX
                                                                     SUB-ACCOUNT
                                                                     -----------
                                    1/1/02      1/1/03      1/1/04    01/22/01*     1/1/02     1/1/03     1/1/04
                                      TO          TO          TO         TO           TO         TO         TO
                                   12/31/02    12/31/03    12/31/04   12/31/01     12/31/02   12/31/03   12/31/04
                                  ----------  ----------  ---------  -----------  ---------  ---------  ---------
Accumulation Unit Value
 at beginning of period.........       1.401       1.087      1.611      1.102        0.853      0.700      0.948
Accumulation Unit Value at
 end of period..................       1.087       1.611      1.833      0.853        0.700      0.948      1.116
Number of Accumulation
 Units outstanding at end of
 period.........................  13,358,433  12,946,787  3,128,640    641,779    1,349,943  1,681,173  2,023,819

                                  LORD ABBETT                                     PIMCO
                                     BOND                                         TOTAL
                                   DEBENTURE                                     RETURN
                                  SUB-ACCOUNT                                  SUB-ACCOUNT
                                  -----------                                  -----------
                                   05/01/01*    1/1/02     1/1/03     1/1/04    05/01/01*     1/1/02      1/1/03
                                      TO          TO         TO         TO         TO           TO          TO
                                   12/31/01    12/31/02   12/31/03   12/31/04    12/31/01    12/31/02    12/31/03
                                  -----------  --------  ---------  ---------  -----------  ----------  ----------
Accumulation Unit Value
 at beginning of period.........      1.389       1.375      1.349      1.585       1.001        1.054       1.137
Accumulation Unit Value at
 end of period..................      1.375       1.349      1.585      1.692       1.054        1.137       1.170
Number of Accumulation
 Units outstanding at end of
 period.........................    199,974     841,031  1,736,428  1,823,231   1,887,995   12,468,313  11,969,667

                                               T. ROWE PRICE                                       RCM GLOBAL
                                              MID-CAP GROWTH                                      TECHNOLOGY
                                                SUB-ACCOUNT                                     SUB-ACCOUNT(14)
                                              --------------                                    --------------
                                    1/1/04       05/01/01*       1/1/02     1/1/03     1/1/04      05/01/01*      1/1/02
                                      TO            TO            TO         TO         TO            TO            TO
                                   12/31/04      12/31/01      12/31/02    12/31/03   12/31/04      12/31/01     12/31/02
                                  ----------  --------------  ----------  ---------  ---------  ---------------  --------
Accumulation Unit Value
 at beginning of period.........       1.170         0.981         0.824      0.455      0.613         0.823        0.610
Accumulation Unit Value at
 end of period..................       1.212         0.824         0.455      0.613      0.713         0.610        0.296
Number of Accumulation
 Units outstanding at end of
 period.........................  10,308,470       822,978     1,945,971  3,614,693  4,658,094       176,284      314,143

                                                                                                       AMERICAN
                                                         MFS RESEARCH                                   FUNDS
                                                        INTERNATIONAL                                 GROWTH FUND
                                                         SUB-ACCOUNT                                  SUB-ACCOUNT
                                                        -------------                                 -----------
                                    1/1/03     1/1/04     05/01/01*     1/1/02    1/1/03     1/1/04    05/01/01*
                                      TO         TO          TO           TO        TO         TO         TO
                                   12/31/03   12/31/04    12/31/01     12/31/02  12/31/03   12/31/04   12/31/01
                                  ---------  ---------  -------------  --------  --------  ---------  --------------
Accumulation Unit Value at
 beginning of period............      0.296      0.461       0.972        0.848     0.738      0.962     13.039
Accumulation Unit Value at
 end of period..................      0.461      0.435       0.848        0.738     0.962      1.134     11.078
Number of Accumulation
 Units outstanding at end of
 period.........................  1,825,498  1,483,587     262,000      481,522   928,006  1,446,531    261,891

----------
*    Date these Sub-accounts were first available.

                                                                    AMERICAN
                                                                     FUNDS
                                                                    GROWTH-
                                                                     INCOME
                                                                   SUB-ACCOUNT
                                                                  -----------
                                   1/1/02     1/1/03     1/1/04     05/01/01*    1/1/02     1/1/03     1/1/04
                                     TO         TO         TO          TO          TO         TO        TO
                                  12/31/02   12/31/03   12/31/04    12/31/01    12/31/02   12/31/03   12/31/04
                                  --------  ---------  ---------  ------------  --------  ---------  ---------
Accumulation Unit Value at
 beginning of period............    11.078      8.236     11.089       8.544       8.240      6.622      8.630
Accumulation Unit Value at
 end of period..................     8.236     11.089     12.276       8.240       6.622      8.630      9.374
Number of Accumulation
 Units outstanding at end of
 period.........................   986,402  1,552,153  1,588,660     315,481     999,190  1,454,819  1,495,376

                                  AMERICAN FUNDS                                     BLACKROCK
                                   GLOBAL SMALL                                      LARGE CAP
                                  CAPITALIZATION                                       VALUE
                                    SUB-ACCOUNT                                    SUB-ACCOUNT(1)
                                  --------------                                   -------------
                                     05/01/01*      1/1/02     1/1/03     1/1/04       5/1/02*      1/1/03    1/1/04
                                        TO           TO         TO         TO            TO           TO        TO
                                     12/31/01      12/31/02   12/31/03   12/31/04      12/31/02    12/31/03  12/31/04
                                  --------------  ---------  ---------  ---------  --------------  --------  --------
Accumulation Unit Value at
 beginning of period............       1.479          1.345      1.071      1.619       1.000         0.793     1.059
Accumulation Unit Value at
 end of period..................       1.345          1.071      1.619      1.926       0.793         1.059     1.184
Number of Accumulation
 Units outstanding at end of
 period.........................     284,714      1,031,114  1,421,682  2,017,792      73,924       374,652   813,927

                                  HARRIS OAKMARK                            HARRIS
                                    LARGE CAP                              OAKMARK
                                      VALUE                             INTERNATIONAL
                                   SUB-ACCOUNT                           SUB-ACCOUNT
                                  --------------                        -------------
                                      5/1/02*       1/1/03     1/1/04       5/1/02*      1/1/03    1/1/04
                                        TO            TO         TO           TO           TO        TO
                                     12/31/02      12/31/03   12/31/04     12/31/02     12/31/03  12/31/04
                                  --------------  ---------  ---------  -------------  ---------  ---------
Accumulation Unit Value at
 beginning of period............       1.186          0.973      1.203        1.060        0.884      1.179
Accumulation Unit Value at
 end of period..................       0.973          1.203      1.321        0.884        1.179      1.404
Number of Accumulation
 Units outstanding at end of
 period.........................     793,465      2,130,663  2,319.472        8,900      952,956  2,168,632

                                     MET/AIM                               MET/AIM
                                     MID CAP                              SMALL CAP
                                   CORE EQUITY                             GROWTH
                                    SUB-ACCOUNT                          SUB-ACCOUNT
                                  --------------                        -------------
                                      5/1/02*       1/1/03     1/1/04      5/1/02*       1/1/03    1/1/04
                                        TO            TO         TO          TO            TO        TO
                                    12/31/02       12/31/03   12/31/04    12/31/02      12/31/03  12/31/04
                                  --------------  --------- ----------  -------------  ---------  ---------
Accumulation Unit Value at
 beginning of period............       1.140          0.967      1.204        1.122        0.848      1.162
Accumulation Unit Value at
 end of period..................       0.967          1.204      1.359        0.848        1.162      1.220
Number of Accumulation
 Units outstanding at end of
 period.........................     418,397        749,950    752,154      556,582    1,320,114    802,132

                                                                                                                   NEUBERGER
                                                     BLACKROCK                     T. ROWE PRICE  T. ROWE PRICE     BERMAN
                                    OPPENHEIMER      AGGRESSIVE       BLACKROCK      LARGE CAP      SMALL CAP     REAL ESTATE
                                   GLOBAL EQUITY      GROWTH        DIVERSIFIED       GROWTH         GROWTH       SUB-ACCOUNT
                                  SUB-ACCOUNT(12)  SUB-ACCOUNT(1)  SUB-ACCOUNT(1)  SUB-ACCOUNT     SUB-ACCOUNT   (CLASS B)(15)
                                  ---------------  --------------  --------------  -------------  -------------  -------------
                                      5/1/04*         5/1/04*          5/1/04*        5/1/04*        5/1/04*        5/3/04
                                        TO              TO              TO              TO             TO             TO
                                     12/31/04         12/31/04        12/31/04       12/31/04       12/31/04       12/31/04
                                  ---------------  --------------  --------------  -------------  -------------  -------------
Accumulation Unit Value at
 beginning of period............       12.799          33.837          35.648          11.198        12.426           9.999
Accumulation Unit Value at
 end of period..................       14.768          37.527          38.475          12.138        13.252          12.838
Number of Accumulation
 Units outstanding at end of
 period.........................        7.408           1.917           3.016          15.970         1.999         124,242

----------
*     Date these Sub-accounts were first available.

/(1)/ Effective January 31, 2005, State Street Research Money Market Portfolio changed its name to BlackRock Money Market Portfolio; State Street Research Bond Income Portfolio changed its name to BlackRock Bond Income Portfolio; State Street

      Research Diversified Portfolio changed its name to BlackRock Diversified Portfolio; State Street Research Large Cap Value Portfolio changed its name to BlackRock Large Cap Value Portfolio; State Street Research Investment Portfolio changed is name to BlackRock Investment Trust Portfolio; State Street Research Aurora Portfolio changed its name to BlackRock Strategic Value Portfolio; State Street Research Large Cap Growth Portfolio changed its name to BlackRock Legacy Large Cap Growth Portfolio; and State Street Research Aggressive Growth Portfolio changed its name to BlackRock Aggressive Growth Portfolio, and BlackRock Advisors, Inc. replaced State Street Research & Management Company as Subadviser.

/(2)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.

/(3)/ Previously, the Balanced Sub-account. On April 30, 2004, the Balanced
      Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.

/(4)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the
      Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.

/(5)/ Previously, the MFS Research Managers Sub-account. On April 30, 2004, the
      MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio.

/(6)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.

/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the
      MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.

/(8)/ Previously, the Morgan Stanley International Magnum Equity Sub-account. On
      December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account, formerly Putnam International Stock Portfolio, reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(9)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
      Portfolio Class B is available during the accumulation phase.

/(10)/ Previously, the FI Mid Cap Opportunities Sub-account. On April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio.

/(11)/ Previously, the Janus Mid Cap Sub-account. On April 30, 2004, the FI Mid
      Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger. Information shown for the FI Mid Cap Opportunities Sub-account (formerly Janus Mid Cap Sub-account) reflects unit value history of the Janus Mid Cap Sub-account through the date of the merger.

/(12)/ Effective May 1, 2005, Scudder Global Equity Portfolio changed its name to Oppenheimer Global Equity Portfolio and OppenheimerFunds, Inc. replaced Deutsche Investment Management Americas, Inc. as Subadviser.

/(13)/ On or about April 29, 2005, The Met/Putnam Voyager Portfolio that had been offered as an Eligible Fund up through that date, merged that date merged with and into the Jennison Growth Portfolio.

/(14)/ Effective May 1, 2005, PIMCO PEA Innovation Subaccount changed its name to RCM Global Technology Subaccount. Effective January 15, 2005, RMC Capital Management LLC replaced PEA Capital LLC as Adviser (Subadviser).

/(15)/ Effective May 1, 2005, Neuberger Partners Mid Cap Value Subaccount changed its name to Neuberger Mid Cap Value Subaccount.

/(16)/ Previously, the Janus Growth Subaccount. On April 28, 2003, the Janus
      Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account is based on the May 1, 2001 inception date of the Janus Growth Sub-account and reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                             CONTRACTS USED WITH TAX
         JURISDICTION       QUALIFIED RETIREMENT PLANS   ALL OTHER CONTRACTS
         ------------       --------------------------   -------------------
         California......              0.50%*                  2.35%
         Maine...........                --                    2.00%
         Nevada..........                --                    3.50%
         Puerto Rico.....              1.00%                   1.00%
         South Dakota....                --                    1.25%
         West Virginia...              1.00%                   1.00%
         Wyoming.........                --                    1.00%
----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS

                                     OF THE

                       STATEMENT OF ADDITIONAL INFORMATION

                             FOR ZENITH ACCUMULATOR

                                                                   PAGE
                                                                  -----
HISTORY.........................................................   II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.....   II-3
INVESTMENT ADVICE...............................................   II-3
DISTRIBUTION OF THE CONTRACTS...................................   II-5
CALCULATION OF PERFORMANCE DATA.................................   II-6
CALCULATION OF YIELDS...........................................   II-7
NET INVESTMENT FACTOR...........................................   II-8
ANNUITY PAYMENTS................................................   II-9
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS............  II-10
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS..............  II-11
TAX STATUS OF THE CONTRACTS.....................................  II-11
EXPERTS.........................................................  II-12
LEGAL MATTERS...................................................  II-12
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT.......   FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY....    F-1

If you would like a copy of any of the following Statements of Additional Information, please check the appropriate box below and mail to:

                       NEW ENGLAND SECURITIES CORPORATION

                               501 BOYLSTON STREET

                           Boston, Massachusetts 02116

[_] Zenith Accumulator -- The New England Variable Account

[_] Metropolitan Series Fund, Inc.

[_] Met Investors Series Trust

[_] American Funds Insurance Series

[_] Variable Insurance Products Fund

[_] My current address is:


-------------------------   -------------------------
Contract Number             Name


-------------------------   -------------------------
Signature                   Address


                            -------------------------
                            Zip

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2004

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2004, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

NON-NATURAL PERSONS AS OWNERS

If the Owner of a non-qualified annuity Contract is not a natural person (e.g., a corporation, partnership or certain trusts) gains under the Contract are generally not eligible for tax deferral.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments................................           None
Contingent Deferred Sales Charge (as a percentage of Contract Value)      6.5% declining annually--
                                                                                See Note (1)
Transfer Fee(2)..........................................................            $10

----------
NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR CHARGE
--------------------------------- ------
 1...............................  6.5%
 2...............................  6.0%
 3...............................  5.5%
 4...............................  5.0%
 5...............................  4.5%
 6...............................  4.0%
 7...............................  3.5%
 8...............................  3.0%
 9...............................  2.0%
10...............................  1.0%
11...............................    0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1)..... $30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                  AMERICAN FUNDS
                                                  GROWTH-INCOME
                                                   SUB-ACCOUNT,
                                                  AMERICAN FUNDS
                                                GROWTH SUB-ACCOUNT,
                                                AND AMERICAN FUNDS         ALL
                                                   GLOBAL SMALL           OTHER
                                            CAPITALIZATION SUB-ACCOUNT SUB-ACCOUNTS
                                            -------------------------- ------------
Mortality and Expense Risk Charge...........           1.20%                .95%
                                                       ----                ----
Administration Asset Charge.................           0.40%                .40%
                                                       ====                ====
   Total Variable Account Annual Expenses...           1.60%               1.35%
                                                       ----                ----

----------
NOTE:

(1)  The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                                             MINIMUM  MAXIMUM
                                                                                             -------  -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including management fees,
  distribution (12b-1) fees, and other expenses)..........................................     .31%    1.57%

                                                                                             MINIMUM  MAXIMUM
                                                                                             -------  -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses after any applicable contractual waiver or
  reimbursement arrangement)..............................................................     .31%    1.40%

----------
NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2005, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2003, before and after any applicable contractual expense subsidy or expense deferral arrangement (anticipated expenses for 2004 for the Neuberger Berman Real Estate Portfolio):

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)(1)

                                                                                         CONTRACTUAL  NET TOTAL
                                                          12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                                            MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                               FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                                            ---------- ------------ -------- ----------- ----------- -----------
METROPOLITAN SERIES FUND, INC.(4)
State Street Research Money Market
  Portfolio................................    .35%          0%       .05%       .40%         0%         .40%
Salomon Brothers U.S. Government
  Portfolio................................    .55%          0%       .10%       .65%         0%         .65%
State Street Research Bond Income
  Portfolio................................    .40%          0%       .07%       .47%         0%         .47%
Lehman Brothers(R) Aggregate Bond Index
  Portfolio................................    .25%        .25%       .09%       .59%         0%         .59%
Salomon Brothers Strategic Bond
  Opportunities Portfolio..................    .65%          0%       .16%       .81%         0%         .81%
MFS Total Return Portfolio Class A(7)......    .50%          0%       .19%       .69%         0%         .69%
MFS Total Return Portfolio Class E(7)......    .50%        .15%       .19%       .84%         0%         .84%
State Street Research Diversified
  Portfolio................................    .44%        .25%       .07%       .76%         0%         .76%
Davis Venture Value Portfolio..............    .74%         .0%       .05%       .79%         0%         .79%
FI Value Leaders Portfolio.................    .67%         .0%       .07%       .74%         0%         .74%
Harris Oakmark Large Cap Value Portfolio...    .74%        .15%       .09%       .98%         0%         .98%
State Street Research Large Cap Value
  Portfolio(5).............................    .70%        .15%       .35%      1.20%       .10%        1.10%
MetLife Stock Index Portfolio Class A(9)...    .25%          0%       .06%       .31%         0%         .31%
MetLife Stock Index Portfolio Class B(10)..    .25%        .25%       .06%       .56%         0%         .56%
MFS Investors Trust Portfolio(5)...........    .75%          0%       .36%      1.11%       .11%        1.00%
State Street Research Investment Trust
  Portfolio................................    .49%        .25%       .07%       .81%         0%         .81%
Zenith Equity Portfolio(8).................    .67%          0%       .08%       .75%         0%         .75%
Met/Putnam Voyager Portfolio(5)............    .80%          0%       .27%      1.07%       .07%        1.00%
State Street Research Large Cap Growth
  Portfolio................................    .73%          0%       .07%       .80%         0%         .80%
T. Rowe Price Large Cap Growth Portfolio...    .63%        .25%       .16%      1.04%         0%        1.04%
Harris Oakmark Focused Value Portfolio.....    .75%         .0%       .05%       .80%         0%         .80%
Neuberger Berman Partners Mid Cap Value
  Portfolio................................    .69%        .25%       .11%      1.05%         0%        1.05%
FI Mid Cap Opportunities Portfolio.........    .69%        .25%       .08%      1.02%         0%        1.02%
MetLife Mid Cap Stock Index Portfolio......    .25%        .25%       .15%       .65%         0%         .65%
State Street Research Aggressive Growth
  Portfolio................................    .73%        .25%       .08%      1.06%         0%        1.06%
State Street Research Aurora Portfolio.....    .85%          0%       .08%       .93%         0%         .93%
Loomis Sayles Small Cap Portfolio..........    .90%          0%       .09%       .99%         0%         .99%
Russell 2000(R) Index Portfolio............    .25%        .25%       .22%       .72%         0%         .72%
Franklin Templeton Small Cap Growth
  Portfolio(5).............................    .90%        .25%       .42%      1.57%       .17%        1.40%
T. Rowe Price Small Cap Growth Portfolio...    .52%        .25%       .11%       .88%         0%         .88%

                                                                                        CONTRACTUAL  NET TOTAL
                                                         12B-1              GROSS TOTAL   EXPENSE   CONTRACTUAL
                                           MANAGEMENT DISTRIBUTION  OTHER     ANNUAL    SUBSIDY OR    ANNUAL
                                              FEES      FEES(2)    EXPENSES  EXPENSES    DEFERRAL   EXPENSES(3)
                                           ---------- ------------ -------- ----------- ----------- -----------
Scudder Global Equity Portfolio...........    .64%        .25%       .20%      1.09%         0%        1.09%
FI International Stock Portfolio..........    .86%          0%       .23%      1.09%         0%        1.09%
Morgan Stanley EAFE(R) Index Portfolio....    .30%        .25%       .41%       .96%         0%         .96%
MET INVESTORS SERIES TRUST(4)
PIMCO Total Return Portfolio..............    .50%        .25%       .08%       .83%         0%         .83%
Lord Abbett Bond Debenture Portfolio(6)...    .60%        .25%       .11%       .96%         0%         .96%
Neuberger Berman Real Estate Portfolio....    .70%        .25%       .41%      1.36%       .21%        1.15%
Janus Aggressive Growth Portfolio(6)......    .78%        .25%       .15%      1.18%       .03%        1.15%
Met/AIM Mid Cap Core Equity Portfolio(6)..    .75%        .25%       .19%      1.19%         0%        1.19%
T. Rowe Price Mid-Cap Growth
  Portfolio(6)............................    .75%        .25%       .18%      1.18%         0%        1.18%
Met/AIM Small Cap Growth Portfolio(6).....    .90%        .25%       .21%      1.36%       .06%        1.30%
Harris Oakmark International
  Portfolio(6)............................    .85%        .15%       .33%      1.33%         0%        1.33%
MFS Research International Portfolio(6)...    .80%        .25%       .34%      1.39%       .04%        1.35%
PIMCO PEA Innovation Portfolio(6).........    .95%        .25%       .32%      1.52%       .17%        1.35%
AMERICAN FUNDS INSURANCE SERIES(4)
American Funds Growth-Income Fund.........    .33%        .25%       .01%       .59%         0%         .59%
American Funds Growth Fund................    .37%        .25%       .02%       .64%         0%         .64%
American Funds Global Small Capitalization
  Fund....................................    .80%        .25%       .03%      1.08%         0%        1.08%
VARIABLE INSURANCE PRODUCTS FUND(4)
VIP Equity-Income Portfolio...............    .48%          0%       .09%       .57%         0%         .57%
VIP Overseas Portfolio....................    .73%          0%       .17%       .90%         0%         .90%

----------
NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2003. Current or future expenses may be greater or less than those shown.

(2) The Metropolitan Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(3) Net Total Contractual Annual Expenses do not reflect certain expense reductions that certain Portfolios achieved due to directed brokerage arrangements.

(4) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"). Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(5) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2005, the following percentages: 1.00% for the Met/Putnam Voyager Portfolio; 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the State Street Research Large Cap Value Portfolio; and 1.00% for the MFS Investors Trust Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, State Street Research Large Cap Value Portfolio, MFS Investors Trust Portfolio and Met/Putnam Voyager Portfolio if, in the future, actual expenses of these Portfolios are less than these limits.

(6) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses and 12b-1 distribution fees) will not exceed, at any time prior to April 30, 2005, the following percentages: 1.00% for the Lord Abbett Bond Debenture Portfolio; 1.15% for the Neuberger Berman Real Estate Portfolio; 1.20% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.20% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the PIMCO PEA Innovation Portfolio; 1.35% for the MFS Research International Portfolio; 1.35% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Due to expense waivers in addition to those shown in the table, actual Net Total Contractual Annual Expenses for the year ended December 31, 2003, for the following Portfolios, were: 1.14% for the Janus Aggressive Growth Portfolio, and 1.33% for the MFS Research International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager, if in the future actual expenses of these Portfolios are less than these expense limits. Certain amounts were recouped by the investment manager during 2003. These amounts are reflected in Other Expenses and per Portfolio are:

     .01% for the PIMCO Total Return Portfolio; .05% for the Lord Abbett Bond Debenture Portfolio; .04% for the Met/AIM Mid Cap Core Equity Portfolio; .02% for the T. Rowe Price Mid-Cap Growth Portfolio; and .09% for the Harris Oakmark International Portfolio.

(7) For Contracts issued prior to May 1, 1995, the MFS Total Return Portfolio Class A, is available. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase and the MFS Total Return Portfolio Class A is available during the annuity phase.

(8) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Value Leaders Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other expenses of the Underlying Portfolios. Investing in a fund of funds involves some duplication of expenses, and may be more expensive than investing in a Portfolio that is not a fund of funds. MetLife Advisers maintains the equal division of assets among the Underlying Portfolios by rebalancing the Zenith Equity Portfolio's assets each fiscal quarter, however, expenses will fluctuate slightly during the course of each quarter. The Management Fee shown represents the Portfolio's combined pro rata share of the management fees of each of the Underlying Portfolios. The Other Expenses shown consist of .01% attributable to the Zenith Equity Portfolio's other expenses and .07% attributable to the Portfolio's pro rata share of the other expenses of the Underlying Portfolios.

(9)  For Contracts issued prior to May 1, 1995, the MetLife Stock Index
                          -----
     Portfolio Class A is available. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(10) For Contracts issued on and after May 1, 1995, the MetLife Stock Index Portfolio Class B is available during the accumulation phase and the MetLife Stock Index Portfolio Class A is available during the annuity phase.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
                                         ------- --------- --------- ---------
(a)..................................... $899.86 $1,452.33 $2,022.21 $3,418.12
(b)..................................... $781.36 $1,094.13 $1,420.72 $2,177.73

(2)If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                                         1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                         ------- ------- --------- ---------
(a)..................................... $303.82 $928.78 $1,577.53 $3,309.62
(b)..................................... $177.76 $550.41 $  947.13 $2,054.66

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples. NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .090% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)

--------------------------------------------------------------------------------

Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-24).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

Certain Eligible Funds available under the Contracts were previously series of the New England Zenith Fund. Effective May 1, 2003, however, these series of the New England Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. The reorganization did not affect the investment objectives, or policies, investment advisory fees, or investment adviser or subadvisers of any of these series.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

METROPOLITAN FUND: Currently, there are 31 Portfolios of the Metropolitan Fund that are Eligible Funds under the Contracts offered by this prospectus.

STATE STREET RESEARCH MONEY MARKET PORTFOLIO

The State Street Research Money Market Portfolio's investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Portfolio.

During extended periods of low interest rates, the yields of the Sub-account investing in the State Street Research Money Market Portfolio may become extremely low and possibly negative.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is to maximize total return consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME PORTFOLIO

The State Street Research Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is to maximize total return consistent with preservation of capital.

MFS TOTAL RETURN PORTFOLIO CLASS A AND CLASS E

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS A, IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE MFS TOTAL RETURN PORTFOLIO CLASS E IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE MFS TOTAL RETURN CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

STATE STREET RESEARCH DIVERSIFIED PORTFOLIO

The State Street Research Diversified Portfolio's investment objective is high total return while attempting to limit investment risk and preserve capital.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI VALUE LEADERS PORTFOLIO (FORMERLY THE FI STRUCTURED EQUITY)

The FI Value Leaders Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

FOR CONTRACTS ISSUED PRIOR TO MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO
                     -----
CLASS A IS AVAILABLE. FOR CONTRACTS ISSUED ON AND AFTER MAY 1, 1995, THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS AVAILABLE DURING THE ACCUMULATION PHASE AND THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS AVAILABLE DURING THE ANNUITY PHASE. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

ZENITH EQUITY PORTFOLIO

The Zenith Equity Portfolio's investment objective is long-term capital appreciation. The Zenith Equity Portfolio seeks to achieve its investment objective by investing in three other Portfolios of the Metropolitan Fund. The investment objective of each of the Capital Guardian U.S. Equity Portfolio, Jennison Growth Portfolio and the FI Structured Equity Portfolio is long-term growth of capital.

MET/PUTNAM VOYAGER PORTFOLIO

The Met/Putnam Voyager Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH LARGE CAP GROWTH PORTFOLIO (FORMERLY THE ALGER EQUITY GROWTH PORTFOLIO)

The State Street Research Large Cap Growth Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

The T. Rowe Price Large Cap Growth Portfolio's investment objective is long-term growth of capital and, secondarily, dividend income.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FI MID CAP OPPORTUNITIES PORTFOLIO (FORMERLY THE JANUS MID CAP PORTFOLIO AND FORMERLY THE FI MID CAP OPPORTUNITIES PORTFOLIO)

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

STATE STREET RESEARCH AGGRESSIVE GROWTH PORTFOLIO

The State Street Research Aggressive Growth Portfolio's investment objective is maximum capital appreciation.

STATE STREET RESEARCH AURORA PORTFOLIO

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

The T. Rowe Price Small Cap Growth Portfolio's investment objective is long-term capital growth.

SCUDDER GLOBAL EQUITY PORTFOLIO

The Scudder Global Equity Portfolio's investment objective is long-term growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO (FORMERLY THE PUTNAM INTERNATIONAL STOCK PORTFOLIO)

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

MET INVESTORS SERIES TRUST: Currently, there are 10 portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts offered by this prospectus.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

The Neuberger Berman Real Estate Portfolio's investment objective is to seek total return through investment in real estate securities, emphasizing both capital appreciation and current income.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is to seek long-term growth of capital.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

The Harris Oakmark International Portfolio's investment objective is to seek long-term capital appreciation.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

PIMCO PEA INNOVATION PORTFOLIO (FORMERLY PIMCO INNOVATION PORTFOLIO)

The PIMCO PEA Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are 3 Funds of the American Funds Insurance Series that are Eligible Funds under Contracts offered by this prospectus. Availability of these Funds is subject to any necessary state insurance department approvals.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Funds Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GROWTH FUND

The American Funds Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Funds Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts offered by this prospectus.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                          Sub-adviser
---------                                          -----------
State Street Research Money Market                 State Street Research & Management Company
Salomon Brothers U.S. Government                   Salomon Brothers Asset Management Inc
State Street Research Bond Income                  State Street Research & Management Company
Lehman Brothers Aggregate Bond Index               Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities/(1)/ Salomon Brothers Asset Management Inc
MFS Total Return                                   Massachusetts Financial Services Company
State Street Research Diversified                  State Street Research & Management Company
Davis Venture Value                                Davis Selected Advisers, L.P/(2)/
FI Value Leaders                                   Fidelity Management & Research Company
Harris Oakmark Large Cap Value                     Harris Associates L.P.
State Street Research Large Cap Value              State Street Research & Management Company
MetLife Stock Index                                Metropolitan Life Insurance Company
MFS Investors Trust                                Massachusetts Financial Services Company
State Street Research Investment Trust             State Street Research & Management Company
Met/Putnam Voyager                                 Putnam Investment Management, LLC
Zenith Equity/(3)/                                 N/A/(3)/
State Street Research Large Cap Growth/(4)/        State Street Research & Management Company/(4)/
T. Rowe Price Large Cap Growth                     T. Rowe Price Associates, Inc.
Harris Oakmark Focused Value                       Harris Associates L.P.
Neuberger Berman Partners Mid Cap Value            Neuberger Berman Management Inc.
FI Mid Cap Opportunities/(5)/                      Fidelity Management & Research Company/(6)/
MetLife Mid Cap Stock Index                        Metropolitan Life Insurance Company
State Street Research Aggressive Growth            State Street Research & Management Company
State Street Research Aurora                       State Street Research & Management Company
Loomis Sayles Small Cap                            Loomis Sayles & Company, L.P.
Russell 2000 Index                                 Metropolitan Life Insurance Company
Franklin Templeton Small Cap Growth                Franklin Advisers, Inc.
T. Rowe Price Small Cap Growth                     T. Rowe Price Associates, Inc.
Scudder Global Equity                              Deutsche Investment Management Americas Inc.
FI International Stock/(7)/                        Fidelity Management & Research Company/(7)/
Morgan Stanley EAFE Index                          Metropolitan Life Insurance Company

----------
/(1)/ The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment subadvisory services from Citigroup Asset Management Limited, a London-based affiliate of Salomon Brothers Asset Management Inc.

/(2)/ Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

/(3)/ The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other portfolios of the Metropolitan Fund--the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Fidelity Management & Research Company is the subadviser to the FI Value Leaders Portfolio, Jennison Associates, LLC is the subadviser to the Jennison Growth Portfolio and Capital Guardian Trust Company is the subadviser to the Capital Guardian U.S. Equity Portfolio.

/(4)/ Effective May 1, 2004, Alger Equity Growth Portfolio changed its name to
      State Street Research Large Cap Growth Portfolio and State Street Research and Management Company replaced Fred Alger Management Inc. as subadviser.

/(5)/ On or about April 30, 2004, the FI Mid Cap Opportunities Portfolio that had been offered as an Eligible Fund up to that date merged with and into the Janus Mid Cap Portfolio, which was then renamed the FI Mid Cap Opportunities Portfolio.

/(6)/ Prior to May 1, 2004, Janus Capital Management LLC was the subadviser to this Portfolio (see footnote (5)).

/(7)/ Effective December 16, 2003, Putnam International Stock Portfolio changed its name to FI International Stock Portfolio and Fidelity Management & Research Company replaced Putnam Investment Management, LLC as subadviser.

For more information regarding the Investment Adviser and the Subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information for the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investors Series Trust Portfolios also has an Adviser (i.e. subadviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC, a subsidiary of Allianz Dresdner Asset Management of America L.P. ("ADAM LP") is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Research International Portfolio. T. Rowe Price Associates, Inc. is the Adviser to the T. Rowe Price Mid-Cap Growth Portfolio. PEA Capital LLC (formerly PIMCO Equity Advisors, LLC) is the Adviser to the PIMCO PEA Innovation Portfolio. Janus Capital Management LLC is the Adviser to the Janus Aggressive Growth Portfolio. Harris Associates L.P. is the Adviser to the Harris Oakmark International Portfolio. Neuberger Berman Management Inc. is the Adviser to the Neuberger Berman Real Estate Portfolio. For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information about the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the Investment Adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Equity-Income Portfolio and the VIP Overseas Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An Investment Adviser or subadviser of an Eligible Fund or its affiliates may compensate the Company and/or certain affiliates for administrative or other services relating to the Eligible Funds. The amount of this compensation is based on a percentage of assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some Advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50% of assets. We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all premiums allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Small Capitalization Fund for the services it provides in marketing the Funds' shares in connection with the Contract.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the State Street
                                        ----- -
     Research Money Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, State Street Research Bond Income, MFS Total Return (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), State Street Research Large Cap Growth, Zenith Equity, Davis Venture Value, FI Value Leaders, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MetLife Stock Index (for Contracts issued before May 1, 1995 and Contracts in the annuity phase issued on and after May 1, 1995), Met/Putnam Voyager, FI International Stock and State Street Research Aurora Portfolios; Class B
                                                                         ----- -
     shares of the FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts issued after May 1, 1995 in the accumulation phase), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index, State Street Research Investment Trust, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, Scudder Global Equity, State Street Research Aggressive Growth and State Street Research Diversified Portfolios; and Class E shares of the Harris Oakmark Large Cap
                                 ----- -
     Value, State Street Research Large Cap Value and MFS Total Return (for Contracts issued on or after May 1, 1995 in the accumulation phase) Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  ----- -
     Portfolios except the Harris Oakmark International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       ----- -
..    For VIP, we offer Initial Class only.
                       ------- -----
Additionally, shares of the Eligible Funds may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Eligible Funds may conflict. The Eligible Funds will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion. If automatic allocations (such as dollar cost averaging, asset rebalancing or purchase payments made through our automated payment program) are being made to a sub-account that is closed or no longer available due to an Eligible Fund liquidation, and if you do not give us other instructions, then any amounts that would have gone into the closed sub-account will be allocated to the State Street Research Money Market Sub-account.

TRANSFER PRIVILEGE

--GENERAL

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request, by telephone or by fax.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------------------------------------------------------------------------
amount.
-------

--MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other Contract Owners or Eligible Fund shareholders in situations where there is potential for pricing inefficiencies or that involve relatively large single or grouped transactions by one or more Contract Owners (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of "round trip" transfers into and out of particular subaccounts made by Contract Owners within given periods of time and/or investigating transfer activity identified by our Annuity Administrative Office or the Eligible Funds on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective. Our ability to detect such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may be limited by provisions of the Contract. We apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable contracts and subaccounts and may be more restrictive with regard to certain contracts or subaccounts than others. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners or Eligible Fund shareholders. In addition, we cannot guarantee that the Eligible Funds will not be harmed by transfer activity related to other insurance companies and/or retirement plans that may invest in the Eligible Funds.

Our policies and procedures may result in restrictions being applied to Contract Owner(s). These restrictions may include:

..    requiring you to send us by U.S. mail a signed, written request to make transfers;

..    establishing an earlier submission time for telephone or facsimile requests than for written requests;

..    limiting the number of transfers you may make each Contract Year;

..    charging a transfer or collecting a Fund redemption fee;

..    denying a transfer request from an authorized third party acting on behalf of multiple Contract Owners; and

..    imposing other limitations and modifications where we determine that exercise of the transfer privilege may create a disadvantage to other Contract Owners.

If restrictions are imposed on a Contract Owner, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities. You should read the Eligible Fund prospectuses for more details.

SUSPENSION OF PAYMENTS

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, annuitize or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Contract to government regulators.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594; or

..    By fax (515) 457-4301

If we have not received your request by 4:00 p.m. Eastern Time, even if due to our delay (such as any delay in answering your telephone call), we will treat your request as having been received on the following business day.

All other requests must be in written form, satisfactory to us. Any request for a withdrawal, transfer, or reallocation over the telephone or by fax, may be subject to certain limitations. See "Transfer Privilege--Market Timing" for additional information on such limitations. We may stop offering telephone or fax transactions at any time in our sole discretion.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone or fax are genuine. However, because telephone transactions may be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions.

All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Administrative Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your request in writing to the Company's Annuity Administrative Office as described above.

A recording of daily unit values is available by calling 1-800-333-2501.

We do not currently offer Internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. Under current federal income tax law, the taxable portion of distributions from variable annuity contracts is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Under current federal income tax law, the taxable portion of distributions under qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments. See the Statement of Additional Information as well as "Payment on Death Prior to Annuitization" in the prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2004, $3,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies. THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $9,000 for 2004. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457(b) Plans: an eligible section 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer which must be a tax-exempt entity under Section 501(c) of the Code. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts (including Contracts under Section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

Taxable "eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                            DISTRIBUTION OF CONTRACTS

We have entered into a distribution agreement with our affiliate, New England Securities Corporation ("Distributor"), for the distribution and sale of the Contracts. Distributor offers the Contracts through its sales representatives. Distributor may also enter into selling agreements with other affiliated broker-dealers ("selling firms") for the sale of the Contracts. We pay commissions to Distributor for sales of the Contracts by its sales representatives, as well as selling firms. Certain of the Eligible Funds make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing Fund shares (see "Expense Tables" and the Eligible Fund prospectuses). These payments range from 0.15% to 0.25% of Variable Account assets invested in a particular Eligible Fund. Distributor may also receive brokerage commissions on securities transactions initiated by an investment adviser of an Eligible Fund.

The maximum commission payable for Contract sales by Distributor's sales representatives is 8% of purchase payments. Some sales representatives may elect to receive no or a lower commission when a purchase payment is made along with a quarterly payment based on Contract Value for so long as the Contract remains in effect. We also pay for Distributor's operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Distributor's management team; advertising expenses; and all other expenses of distributing the Contracts. Distributor pays its sales representatives all of the commissions received for their sales of Contracts; it does not retain any portion of those commissions. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. All or a portion of commissions may be returned if the Contract is not continued through the first Contract Year.

Because registered representatives of Distributor and their managers are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. In addition, Distributor's sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

The commissions payable for Contract sales by selling firms will not exceed that described above. Selling firms pay their sales representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. Sales representatives and their managers are also eligible for various cash benefits and non-cash compensation items (as described above) that we may provide jointly with affiliated selling firms.

A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to Contract Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

                                LEGAL PROCEEDINGS

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, MetLife believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it, the Variable Account or New England Securities.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2003 for each Sub-account of The New England Variable Account.

                              STATE STREET
                                RESEARCH
                              MONEY MARKET
                               SUB-ACCOUNT
                              ------------
                                9/29/88*      1/1/89      1/1/90      1/1/91      1/1/92       1/1/93      1/1/94
                                   TO           TO          TO          TO          TO           TO          TO
                                12/31/88     12/31/89    12/31/90    12/31/91    12/31/92     12/31/93    12/31/94
                              ------------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......        1.384        1.408       1.518       1.620       1.697        1.738       1.766
Accumulation Unit Value at
  end of period.............        1.408        1.518       1.620       1.697       1.738        1.766       1.811
Number of Accumulation Units
  outstanding at end of
  period....................      915,605    7,661,069  21,629,006  26,332,938  26,759,532   25,016,975  30,220,356

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.811       1.889       1.959       2.036       2.114       2.190       2.295
Accumulation Unit Value at
  end of period.............       1.889       1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation Units
  outstanding at end of
  period....................  33,015,018  33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                         SALOMON
                                                        BROTHERS
                                                        STRATEGIC
                                                          BOND
                                                      OPPORTUNITIES
                                                       SUB-ACCOUNT
                                                      -------------
                                1/1/02      1/1/03      10/31/94*      1/1/95     1/1/96      1/1/97      1/1/98
                                  TO          TO           TO            TO         TO          TO          TO
                               12/31/02    12/31/03     12/31/94      12/31/95   12/31/96    12/31/97    12/31/98
                              ----------  ----------  -------------  ---------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.353       2.355         1.000       0.984       1.159       1.307       1.433
Accumulation Unit Value at
  end of period.............       2.355       2.342         0.984       1.159       1.307       1.433       1.442
Number of Accumulation Units
  outstanding at end of
  period....................  29,978,273  18,712,117     1,124,133   6,132,563  15,034,554  23,074,669  24,945,159

                                                                                            SALOMON
                                                                                           BROTHERS
                                                                                             U.S.
                                                                                          GOVERNMENT
                                                                                          SUB-ACCOUNT
                                                                                          -----------
                                1/1/99      1/1/00      1/1/01       1/1/02     1/1/03     10/31/94*    1/1/95
                                  TO          TO          TO           TO         TO          TO          TO
                               12/31/99    12/31/00    12/31/01     12/31/02   12/31/03    12/31/94    12/31/95
                              ----------  ----------  ----------  ----------  ----------  -----------  ---------
Accumulation Unit Value at
  beginning of period.......       1.442       1.443       1.527       1.609       1.740      1.000        1.004
Accumulation Unit Value at
  end of period.............       1.443       1.527       1.609       1.740       1.933      1.004        1.139
Number of Accumulation Units
  outstanding at end of
  period....................  20,278,882  16,337,092  14,811,810  12,769,969  12,195,522    910,020    4,495,184

----------
*  Date these Sub-accounts were first available.

                                1/1/96     1/1/97     1/1/98      1/1/99      1/1/00     1/1/01      1/1/02
                                  TO         TO         TO          TO          TO         TO          TO
                               12/31/96   12/31/97   12/31/98    12/31/99    12/31/00   12/31/01    12/31/02
                              ---------  ---------  ----------  ----------  ---------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......      1.139      1.161       1.242       1.319      1.304       1.421       1.496
Accumulation Unit Value at
  end of period.............      1.161      1.242       1.319       1.304      1.421       1.496       1.593
Number of Accumulation Units
  outstanding at end of
  period....................  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230  10,827,033  14,892,461

                                          STATE STREET
                                            RESEARCH
                                           BOND INCOME
                                           SUB-ACCOUNT
                                          ------------
                                1/1/03      10/5/88*      1/1/89     1/1/90      1/1/91      1/1/92      1/1/93
                                  TO           TO           TO         TO          TO          TO          TO
                               12/31/03     12/31/88     12/31/89   12/31/90    12/31/91    12/31/92    12/31/93
                              ----------  ------------  ---------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.593       1.631        1.634       1.810       1.930       2.247       2.398
Accumulation Unit Value at
  end of period.............       1.598       1.634        1.810       1.930       2.247       2.398       2.664
Number of Accumulation Units
  outstanding at end of
  period....................  11,075,788     299,002    4,287,540  10,139,527  17,797,335  28,871,719  41,939,487

                                1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.664       2.540       3.037       3.134       3.429       3.689       3.622
Accumulation Unit Value at
  end of period.............       2.540       3.037       3.134       3.429       3.689       3.622       3.865
Number of Accumulation Units
  outstanding at end of
  period....................  41,657,182  42,231,987  41,138,874  37,260,367  38,630,894  32,707,422  25,348,903

                                                                   MFS TOTAL
                                                                    RETURN
                                                                  SUB-ACCOUNT
                                                                  CLASS A(1)
                                                                  -----------
                                1/1/01      1/1/02      1/1/03      9/21/88*     1/1/89     1/1/90      1/1/91
                                  TO          TO          TO           TO          TO         TO          TO
                               12/31/01    12/31/02    12/31/03     12/31/88    12/31/89   12/31/90    12/31/91
                              ----------  ----------  ----------  -----------  ---------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.865       4.149       4.439      1.042        1.063       1.250       1.272
Accumulation Unit Value at
  end of period.............       4.149       4.439       4.636      1.063        1.250       1.272       1.508
Number of Accumulation Units
  outstanding at end of
  period....................  25,107,756  21,965,782  17,110,556    731,349    9,179,207  18,099,540  26,478,398

                                1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.508       1.588       1.733       1.691       2.190       2.485       3.103
Accumulation Unit Value at
  end of period.............       1.588       1.733       1.691       2.190       2.485       3.103       3.664
Number of Accumulation Units
  outstanding at end of
  period....................  41,588,546  60,696,659  61,961,278  56,145,463  52,130,165  48,490,618  42,358,784

                                                                                           MFS TOTAL
                                                                                            RETURN
                                                                                          SUB-ACCOUNT
                                                                                          CLASS A(2)
                                                                                          -----------
                                1/1/99      1/1/00      1/1/01      1/1/02      1/1/03     10/31/94*     1/1/95
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/99    12/31/00    12/31/01    12/31/02    12/31/03    12/31/94     12/31/95
                              ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.664       3.975       3.789       3.596       3.357       1.000        0.997
Accumulation Unit Value at
  end of period.............       3.975       3.789       3.596       3.357       3.875       0.997        1.227
Number of Accumulation Units
  outstanding at end of
period......................  37,391,028  30,014,285  24,501,065  19,130,634  15,049,705   1,736,189   10,987,597

                                1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.227       1.415       1.622       1.747       1.636       1.583       1.492
Accumulation Unit Value at
  end of period.............       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Number of Accumulation Units
  outstanding at end of
  period....................  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234

----------
*  Date these Sub-accounts were first available.

                                           STATE STREET
                                             RESEARCH
                                             LARGE CAP
                                              GROWTH
                                          SUB-ACCOUNT(3)
                                          --------------
                                1/1/03      10/31/94*       1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO          TO          TO          TO          TO
                               12/31/03      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                              ----------  --------------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.273         1.000         0.956       1.402       1.566       1.941       2.829
Accumulation Unit Value at
  end of period.............       1.504         0.956         1.402       1.556       1.941       2.829       3.744
Number of Accumulation Units
  outstanding at end of
  period....................  12,665,983     1,857,319    24,163,685  40,025,594  44,518,891  49,255,773  60,072,409

                                                                              ZENITH EQUITY
                                                                              SUB-ACCOUNT(4)
                                                                              --------------
                                1/1/00      1/1/01      1/1/02      1/1/03       9/16/88*      1/1/89      1/1/90
                                  TO          TO          TO          TO            TO           TO          TO
                               12/31/00    12/31/01    12/31/02    12/31/03      12/31/88     12/31/89    12/31/90
                              ----------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
  beginning of period.......       3.744       3.189       2.767       1.825         4.645        4.612       5.950
Accumulation Unit Value at
  end of period.............       3.189       2.767       1.825       2.433         4.612        5.950       5.666
Number of Accumulation Units
  outstanding at end of
  period....................  64,809,207  53,583,938  40,343,771  32,774,920       439,393    5,337,778  12,591,788

                                1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       5.666       8.608       7.978       9.050       8.298      11.300      13.496
Accumulation Unit Value at
  end of period.............       8.608       7.978       9.050       8.298      11.300      13.496      16.442
Number of Accumulation Units
  outstanding at end of
  period....................  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155  40,200,592

                                                                                                          DAVIS
                                                                                                      VENTURE VALUE
                                                                                                       SUB-ACCOUNT
                                                                                                      -------------
                                1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      10/31/94*
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03     12/31/94
                              ----------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
  beginning of period.......      16.442      21.752      24.831      23.359      19.257      14.832        1.000
Accumulation Unit Value at
  end of period.............      21.752      24.831      23.359      19.257      14.832      19.235        0.963
Number of Accumulation Units
  outstanding at end of
  period....................  33,502,039  38,236,116  27,364,614  22,565,710  17,578,438  14,440,815    3,499,719

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       0.963       1.323       1.643       2.163       2.442       2.831       3.059
Accumulation Unit Value at
  end of period.............       1.323       1.643       2.163       2.442       2.831       3.059       2.681
Number of Accumulation Units
  outstanding at end of
  period....................  19,608,688  34,997,024  53,997,107  58,765,470  57,370,889  59,644,558  54,077,372

                                                         HARRIS
                                                        OAKMARK
                                                        FOCUSED
                                                         VALUE
                                                      SUB-ACCOUNT
                                                      -----------
                                1/1/02      1/1/03      10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97
                                  TO          TO           TO          TO          TO          TO          TO
                               12/31/02    12/31/03     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                              ----------  ----------  -----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       2.681       2.212       1.125        1.137       1.119       1.439       1.669
Accumulation Unit Value at
  end of period.............       2.212       2.856       1.137        1.119       1.439       1.669       1.932
Number of Accumulation Units
  outstanding at end of
  period....................  43,784,343  37,120,735   4,515,611   15,572,344  19,773,057  24,345,379  24,035,279

                                                                                                         LOOMIS
                                                                                                      SAYLES SMALL
                                                                                                          CAP
                                                                                                       SUB-ACCOUNT
                                                                                                      ------------
                                1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03      5/2/94*
                                  TO          TO          TO          TO          TO          TO           TO
                               12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/03     12/31/94
                              ----------  ----------  ----------  ----------  ----------  ----------  ------------
Accumulation Unit Value at
  beginning of period.......       1.932       1.802       1.784       2.120       2.673       2.404        1.000
Accumulation Unit Value at
  end of period.............       1.802       1.784       2.120       2.673       2.404       3.146        0.959
Number of Accumulation Units
  outstanding at end of
  period....................  21,347,155  17,151,815  15,593,693  23,265,733  22,307,958  20,350,274    2,988,971

----------
*  Date these Sub-accounts were first available.

                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99       1/1/00      1/1/01
                                  TO          TO          TO          TO          TO           TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99     12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
  beginning of period.......       0.959       1.219       1.572       1.936       1.878        2.441       2.535
Accumulation Unit Value at
  end of period.............       1.219       1.572       1.936       1.878       2.441        2.535       2.280
Number of Accumulation Units
  outstanding at end of
  period....................  13,533,326  26,307,748  39,442,109  40,318,239  32,700,400   39,281,394  31,036,981

                                                          MFS                                MFS
                                                       INVESTORS                       INVESTORS TRUST
                                                         TRUST                           SUB-ACCOUNT
                                                      SUB-ACCOUNT                        CLASS A(5)
                                                      -----------                      ---------------
                                1/1/02      1/1/03      7/2/01*     1/1/02    1/1/03       10/31/94*      1/1/95
                                  TO          TO          TO          TO        TO            TO            TO
                               12/31/02    12/31/03    12/31/01    12/31/02  12/31/03      12/31/94      12/31/95
                              ----------  ----------  -----------  --------  --------  ---------------  ----------
Accumulation Unit Value at
  beginning of period.......       2.280       1.764       0.898      0.833     0.656         1.000          0.997
Accumulation Unit Value at
  end of period.............       1.764       2.375       0.833      0.656     0.788         0.997          1.227
Number of Accumulation Units
  outstanding at end of
  period....................  24,037,246  20,108,467     311,202    743,289   835,828     1,736,189     10,987,597

                                1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02      1/1/03
                                  TO          TO          TO          TO          TO          TO          TO          TO
                               12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02    12/31/02
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.227       1.415       1.622       1.747       1.636       1.583       1.492       1.273
Accumulation Unit Value at
  end of period.............       1.415       1.622       1.747       1.636       1.583       1.492       1.273       1.504
Number of Accumulation Units
  outstanding at end of
  period....................  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177  17,247,901  14,361,234  12,665,983

                               FI VALUE
                                LEADERS
                              SUB-ACCOUNT
                              -----------
                               10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                              -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......      1.105         1.132       1.103       1.486       1.731       2.279       2.799
Accumulation Unit Value at
  end of period.............      1.132         1.103       1.486       1.731       2.279       2.799       3.019
Number of Accumulation Units
  outstanding at end of
  period....................   3,359,317   16,092,325  21,168,965  26,104,465  30,306,103  35,514,558  35,663,197

                                                                              METLIFE STOCK
                                                                               INDEX SUB-
                                                                                 ACCOUNT
                                                                              CLASS A(6)(7)
                                                                              -------------
                                1/1/00      1/1/01      1/1/02      1/1/03       8/1/92*       1/1/93      1/1/94
                                  TO          TO          TO          TO           TO            TO          TO
                               12/31/00    12/31/01    12/31/02    12/31/03     12/31/92      12/31/93    12/31/94
                              ----------  ----------  ----------  ----------  -------------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.019       2.825       2.399       1.906         1.592        1.644       1.780
Accumulation Unit Value at
  end of period.............       2.825       2.399       1.906       2.387         1.644        1.780       1.775
Number of Accumulation Units
  outstanding at end of
  period....................  29,466,287  23,927,806  17,850,173  14,261,808    21,583,607   11,017,884  14,282,355


                                1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO          TO          TO          TO          TO          TO          TO
                               12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       1.775       2.398       2.898       3.788       4.781       5.678       5.096
Accumulation Unit Value at
  end of period.............       2.398       2.898       3.788       4.781       5.678       5.096       3.682
Number of Accumulation Units
  outstanding at end of
  period....................  15,539,609  15,623,253  15,874,978  15,292,906  15,111,062  13,740,976  14,020,250

                                                      FI INTERNATIONAL
                                                            STOCK
                                                      SUB-ACCOUNT(8)(9)
                                                      -----------------
                                1/1/02      1/1/03        10/31/94*        1/1/95      1/1/96       1/1/97      1/1/98
                                  TO          TO             TO              TO          TO           TO          TO
                               12/31/02    12/31/03       12/31/94        12/31/95    12/31/96     12/31/97    12/31/98
                              ----------  ----------  -----------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
  beginning of period.......       3.682       2.822          1.179           1.207       1.265       1.331       1.296
Accumulation Unit Value at
  end of period.............       2.822       3.569          1.207           1.265       1.331       1.296       1.371
Number of Accumulation Units
  outstanding at end of
  period....................  11,436,136   9,542,274      2,473,991       9,383,114  13,845,613  14,635,944  13,860,555

----------
*  Date these Sub-accounts were first available.

                                                                                               MET/PUTNAM
                                                                                                 VOYAGER
                                                                                               SUB-ACCOUNT
                                                                                             ---------------
                                   1/1/99      1/1/00      1/1/01      1/1/02      1/1/03       1/22/01*         1/1/02
                                     TO          TO          TO          TO          TO            TO              TO
                                  12/31/99    12/31/00    12/31/01    12/31/02    12/31/03      12/31/01        12/31/02
                                 ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period...........      1.371       1.686       1.494       1.170       0.953         0.753           0.494
Accumulation Unit Value at
  end of period.................      1.686       1.494       1.170       0.953       1.203         0.494           0.346
Number of Accumulation Units
  outstanding at end of period.. 12,308,176  13,507,918  12,484,035  11,478,963   9,688,303     2,569,263       2,363,367

                                             VIP OVERSEAS
                                             SUB-ACCOUNT
                                             ------------
                                    1/1/03     10/1/93*     1/1/94      1/1/95      1/1/96        1/1/97          1/1/98
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/03    12/31/93    12/31/94    12/31/95    12/31/96      12/31/97        12/31/98
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      0.346       1.458       1.532       1.538       1.664         1.859           2.046
Accumulation Unit Value at
  end of period..................      0.430       1.532       1.538       1.664       1.859         2.046           2.276
Number of Accumulation Units
  outstanding at end of period...  2,208,850  10,878,551  43,034,544  41,273,183  44,846,316    45,289,247      40,546,153

                                                                                                VIP EQUITY-
                                                                                                  INCOME
                                                                                                SUB-ACCOUNT
                                                                                              ---------------
                                    1/1/99      1/1/00      1/1/01      1/1/02      1/1/03       10/1/93*         1/1/94
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/99    12/31/00    12/31/01    12/31/02    12/31/03      12/31/93        12/31/94
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      2.276       3.202       2.556       1.987       1.563         1.980           1.992
Accumulation Unit Value at
  end of period..................      3.202       2.556       1.987       1.563       2.211         1.992           2.104
Number of Accumulation Units
  outstanding at end of period... 36,251,177  33,830,970  26,663,772  21,187,687  17,591,860     5,649,743      25,852,849

                                    1/1/95      1/1/96      1/1/97      1/1/98      1/1/99        1/1/00          1/1/01
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/95    12/31/96    12/31/97    12/31/98    12/31/99      12/31/00        12/31/01
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value at
  beginning of period............      2.104       2.804       3.162       3.996       4.401         4.617           4.939
Accumulation Unit Value at
  end of period..................      2.804       3.162       3.996       4.401       4.617         4.939           4.631
Number of Accumulation Units
  outstanding at end of period... 38,010,655  44,037,798  45,104,192  42,926,506  37,676,846    28,617,928      24,545,075

                                                            LEHMAN
                                                           BROTHERS                                JANUS
                                                           AGGREGATE                            AGGRESSIVE
                                                          BOND INDEX                              GROWTH
                                                          SUB-ACCOUNT                         SUB-ACCOUNT(10)
                                                          -----------                         ---------------
                                    1/1/02      1/1/03     01/22/01*    1/1/02      1/1/03       05/01/01*        1/1/02
                                      TO          TO          TO          TO          TO            TO              TO
                                   12/31/02    12/31/03    12/31/01    12/31/02    12/31/03      12/31/01        12/31/02
                                  ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value
  at beginning of period.........      4.631       3.794       1.077       1.131       1.226             1           0.775
Accumulation Unit Value
  at end of period...............      3.794       4.879       1.131       1.226       1.251         0.775           0.529
Number of Accumulation Units
  outstanding at end of period... 19,947,966  16,865,067   2,019,440   5,543,843   4,465,718       344,674         566,433

                                                                              STATE STREET
                                            METLIFE                             RESEARCH                         FI
                                          STOCK INDEX                          INVESTMENT                      MID CAP
                                          SUB-ACCOUNT                            TRUST                      OPPORTUNITIES
                                          CLASS B(11)                         SUB-ACCOUNT                  SUB-ACCOUNT(13)
                                          ------------                        ------------                 ---------------
                                 1/1/03    01/22/01*     1/1/02      1/1/03    05/01/01*       1/1/02          5/1/02*
                                   TO          TO          TO          TO          TO            TO              TO
                                12/31/03    12/31/01    12/31/02    12/31/03    12/31/01      12/31/02        12/31/02
                               ---------- ------------ ----------- ---------- ------------ --------------- ---------------
Accumulation Unit Value
  at beginning of period......      0.529       4.150       3.528       2.697       7.438         6.526           1.000
Accumulation Unit Value
  at end of period............      0.678       3.528       2.697       3.402       6.526         4.746           0.811
Number of Accumulation
  Units outstanding at end of
  period......................    581,098     268,034     603,435     852,620      31,594        39,946         163,429

----------
*    Date these Sub-accounts were first available.

                                                                FI                                   METLIFE
                                                              MID CAP                                MID CAP
                                                           OPPORTUNITIES                           STOCK INDEX
                                                          SUB-ACCOUNT(12)                          SUB-ACCOUNT
                                                          ---------------                          -----------
                                 1/1/03        1/1/03        01/22/01*       1/1/02      1/1/03     01/22/01*    1/1/02
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/03       12/31/01       12/31/02    12/31/03    12/31/01    12/31/02
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.811        4.746           2.599          1.552       1.085       1.036       1.031
Accumulation Unit Value
  at end of period............      1.136        6.083           1.552          1.085       1.437       1.031       0.863
Number of Accumulation
  Units outstanding at end of
  period......................    765,033       80,379       1,630,351      1,138,071   1,239,384   1,448,527   2,232,301

                                                                                         FRANKLIN
                                             NEUBERGER                                  TEMPLETON
                                               BERMAN                                   SMALL CAP
                                           MID CAP VALUE                                 GROWTH
                                            SUB-ACCOUNT                                SUB-ACCOUNT
                                           --------------                              -----------
                                 1/1/03      05/01/01*        1/1/02         1/1/03     05/01/01*    1/1/02      1/1/03
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/01       12/31/02       12/31/03    12/31/01    12/31/02    12/31/03
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.863        1.478           1.503          1.336           1       0.880       0.625
Accumulation Unit Value
  at end of period............      1.146        1.503           1.336          1.795       0.880       0.625       0.891
Number of Accumulation
  Units outstanding at end of
  period......................  2,512,009      245,461       2,012,000      1,750,230     609,228   1,263,448   1,909,751

                                                                          STATE STREET                           MORGAN
                                 RUSSELL                                    RESEARCH                             STANLEY
                               2000 INDEX                                    AURORA                            EAFE/INDEX
                               SUB-ACCOUNT                                SUB-ACCOUNT                          SUB-ACCOUNT
                               -----------                                ------------                         -----------
                                01/22/01*      1/1/02         1/1/03       01/22/01*     1/1/02      1/1/03     01/22/01*
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/01      12/31/02       12/31/03       12/31/01    12/31/02    12/31/03    12/31/01
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      1.203        1.186           0.929          1.234       1.401       1.087       1.102
Accumulation Unit Value at
  end of period...............      1.186        0.929           1.336          1.401       1.087       1.611       0.853
Number of Accumulation
  Units outstanding at end of
  period......................  1,046,199    1,956,327       3,302,678     11,264,904  13,358,433  12,946,787     641,779

                                                            LORD ABBETT                               PIMCO
                                                               BOND                                   TOTAL
                                                             DEBENTURE                               RETURN
                                                            SUB-ACCOUNT                            SUB-ACCOUNT
                                                          ---------------                          -----------
                                 1/1/02        1/1/03        05/01/01*       1/1/02      1/1/03     05/01/01*    1/1/02
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/02      12/31/03       12/31/01       12/31/02    12/31/03    12/31/01    12/31/02
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      0.853        0.700           1.389          1.375       1.349       1.001       1.054
Accumulation Unit Value at
  end of period...............      0.700        0.948           1.375          1.349       1.585       1.054       1.137
Number of Accumulation
  Units outstanding at end of
  period......................  1,349,943    1,681,173         199,974        841,031   1,736,428   1,887,995  12,468,313

                                           T. ROWE PRICE                                PIMCO PEA
                                           MID-CAP GROWTH                              INNOVATION
                                            SUB-ACCOUNT                                SUB-ACCOUNT
                                           --------------                              -----------
                                 1/1/03      05/01/01*        1/1/02         1/1/03     05/01/01*    1/1/02      1/1/03
                                   TO            TO             TO             TO          TO          TO          TO
                                12/31/03      12/31/01       12/31/02       12/31/03    12/31/01    12/31/02    12/31/03
                               ----------- -------------- --------------- ------------ ----------- ----------- -----------
Accumulation Unit Value
  at beginning of period......      1.137        0.981           0.824          0.455       0.823       0.610       0.296
Accumulation Unit Value at
  end of period...............      1.170        0.824           0.455          0.613       0.610       0.296       0.461
Number of Accumulation
  Units outstanding at end of
  period...................... 11,969,667      822,978       1,945,971      3,614,693     176,284     314,143   1,825,498

----------
*    Date these Sub-accounts were first available.

                                                                                                                   AMERICAN
                                                                           AMERICAN                                 FUNDS
                               MFS RESEARCH                                  FUNDS                                 GROWTH-
                               INTERNATIONAL                              GROWTH FUND                               INCOME
                                SUB-ACCOUNT                               SUB-ACCOUNT                            SUB-ACCOUNT
                               -------------                              -----------                           --------------
                                 05/01/01*       1/1/02        1/1/03      05/01/01*      1/1/02       1/1/03     05/01/01*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/01       12/31/02      12/31/03     12/31/01      12/31/02     12/31/03     12/31/01
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       0.972         0.848          0.738       13.039       11.078         8.236      8.544
Accumulation Unit Value at
  end of period...............       0.848         0.738          0.962       11.078        8.236        11.089      8.240
Number of Accumulation
  Units outstanding at end of
  period......................     262,000       481,522        928,006      261,891      986,402     1,552,153    315,481

                                                AMERICAN
                                              FUNDS GLOBAL                                  FI                   STATE STREET
                                                 SMALL                                    MID CAP               RESEARCH LARGE
                                             CAPITALIZATION                            OPPORTUNITIES              CAP VALUE
                                              SUB-ACCOUNT                             SUB-ACCOUNT(12)            SUB-ACCOUNT
                                             --------------                           ---------------           --------------
                                  1/1/03       05/01/01*       1/1/02       1/1/03        5/1/02*      1/1/03      5/1/02*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/03       12/31/01      12/31/02     12/31/03      12/31/02     12/31/03     12/31/02
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       6.622         1.479          1.345        1.071        1.000         0.811      1.000
Accumulation Unit Value at
  end of period...............       8.630         1.345          1.071        1.619        0.811         1.136      0.793
Number of Accumulation
  Units outstanding at end of
  period......................   1,454,819       284,714      1,031,114    1,421,682      163,429       765,033     73,924

                                  HARRIS                                                  MET/AIM
                                  OAKMARK                      HARRIS                     MID CAP
                                 LARGE CAP                     OAKMARK                     CORE                 MET/AIM SMALL
                                   VALUE                    INTERNATIONAL                 EQUITY                  CAP GROWTH
                                SUB-ACCOUNT                  SUB-ACCOUNT                SUB-ACCOUNT              SUB-ACCOUNT
                               -------------                -------------             ---------------           --------------
                                  5/1/02*        1/1/03        5/1/02*      1/1/03        5/1/02*      1/1/03      5/1/02*
                                    TO             TO            TO           TO            TO           TO           TO
                                 12/31/02       12/31/03      12/31/02     12/31/03      12/31/02     12/31/03     12/31/02
                               ------------- -------------- ------------- ----------- --------------- --------- --------------
Accumulation Unit Value at
  beginning of period.........       1.186         0.973          1.060        0.884        1.140         0.967      1.122
Accumulation Unit Value at
  end of period...............       0.973         1.203          0.884        1.179        0.967         1.204      0.848
Number of Accumulation
  Units outstanding at end of
  period......................     793,465     2,130,663          8,900      952,956      418,397       749,950    556,582

                                  1/1/02
                                    TO
                                 12/31/02
                                ---------
Accumulation Unit Value at
  beginning of period.........      8.240
Accumulation Unit Value at
  end of period...............      6.622
Number of Accumulation
  Units outstanding at end of
  period......................    999,190

                                  1/1/03
                                    TO
                                 12/31/03
                                ---------
Accumulation Unit Value at
  beginning of period.........      0.793
Accumulation Unit Value at
  end of period...............      1.059
Number of Accumulation
  Units outstanding at end of
  period......................    374,652

                                  1/1/03
                                    TO
                                 12/31/03
                                ---------
Accumulation Unit Value at
  beginning of period.........      0.848
Accumulation Unit Value at
  end of period...............      1.162
Number of Accumulation
  Units outstanding at end of
  period......................  1,320,114

----------
*    Date these Sub-accounts were first available.

/(1)/ For Contracts issued prior to May 1, 1995, and for Contracts in the annuity phase issued on and after May 1, 1995 the MFS Total Return Sub-account Class A is available.

/(2)/ Previously, the Balanced Sub-account. On or about April 30, 2004, the Balanced Portfolio merged into the MFS Total Return Portfolio. For Contracts issued on and after May 1, 1995, the MFS Total Return Portfolio Class E is available during the accumulation phase.

/(3)/ Previously, the Alger Equity Growth Sub-account. Effective May 1, 2004, the Alger Equity Growth Portfolio changed its name to State Street Research Large Cap Growth Portfolio and State Street Research & Management Company replaced Fred Alger Management, Inc. as subadviser.

/(4)/ Previously, the Capital Growth Sub-account. Effective May 1, 2002, the Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund.

/(5)/ Previously, the MFS Research Managers Sub-account. On or about April 30, 2004, the MFS Research Managers Portfolio merged into the MFS Investors Trust Portfolio.

/(6)/ For Contracts issued prior to May 1, 1995, and Contracts in the annuity phase issued on and after May 1, 1995 the MetLife Stock Index Sub-account Class A is available.

/(7)/ Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series of the New England Zenith Fund. Information shown for the MetLife Stock Index Sub-account Class A reflects the accumulation unit value history of the Westpeak Stock Index Sub-account through the date of the substitution.

/(8)/ Previously, the Putnam International Stock Sub-account. Effective December 16, 2003, Putnam International Stock Portfolio changed its name to FI International Stock Portfolio and Fidelity Management & Research Company replaced Putnam Investment Management, LLC as subadviser.

/(9)/ Previously, the Morgan Stanley International Magnum Equity Sub-account. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the FI International Stock Sub-account reflects the accumulation unit value history of the Morgan Stanley International Magnum Equity Sub-account through the date of the substitution.

/(10)/ Previously, the Janus Growth Sub-account. On or about April 28, 2003, the
       Janus Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Sub-account reflects the accumulation unit value history of the Janus Growth Sub-account through the date of the merger.

/(11)/ For Contracts issued on and after May 1, 1995, the MetLife Stock Index
       Portfolio Class B is available during the accumulation phase.

/(12)/ Previously, the Janus Mid Cap Sub-account. On or about April 30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the Janus Mid Cap Sub-account through the date of the merger.

/(13)/ Previously, the FI Mid Cap Opportunities Sub-account. On or about April
       30, 2004, the FI Mid Cap Opportunities Portfolio merged into the Janus Mid Cap Portfolio and immediately following the merger, the Janus Mid Cap Portfolio was renamed the FI Mid Cap Opportunities Portfolio. Information shown for the FI Mid Cap Opportunities Sub-account reflects the accumulation unit value history of the FI Mid Cap Opportunities Sub-account through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                CONTRACTS USED WITH TAX
            JURISDICTION       QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
            ------------       --------------------------  -------------------
            California......              0.50%*                  2.35%
            Maine...........                --                    2.00%
            Nevada..........                --                    3.50%
            Puerto Rico.....              1.00%                   1.00%
            South Dakota....                --                    1.25%
            West Virginia...              1.00%                   1.00%
            Wyoming.........                --                    1.00%
----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS
                                       OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                    PAGE
                                                                   -----
HISTORY........................................................     II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS....     II-3
INVESTMENT ADVICE..............................................     II-3
DISTRIBUTION OF THE CONTRACTS..................................     II-5
CALCULATION OF PERFORMANCE DATA................................     II-5
CALCULATION OF YIELDS..........................................     II-6
NET INVESTMENT FACTOR..........................................     II-8
ANNUITY PAYMENTS...............................................     II-8
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS...........    II-10
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS.............    II-10
TAX STATUS OF THE CONTRACTS....................................    II-11
EXPERTS........................................................    II-12
LEGAL MATTERS..................................................    II-12
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT......     FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY...      F-1

If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

New England Securities Corporation
501 Boylston Street
Boston, Massachusetts 02116

Please send a copy of the Statement of Additional Information for The New England Variable Account (Zenith Accumulator) to:


---------------------------------------
NAME


---------------------------------------
STREET


---------------------------------------
CITY STATE ZIP

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
AMERICAN FORERUNNER SERIES, AMERICAN GROWTH SERIES AND AMERICAN GROWTH SERIES-I
                 ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT
                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      SUPPLEMENT DATED SEPTEMBER 9, 2003
                                      TO
  PROSPECTUSES DATED MAY 1, 2003, MAY 1, 2000 AND APRIL 30, 1999, AS ANNUALLY
                                    UPDATED

   This supplement describes a change to the prospectuses for the American Forerunner Series, American Growth Series, American Growth Series-I and Zenith Accumulator variable annuity contracts.

   The 0% assumed interest rate is no longer available. You may select an assumed interest rate of 3.5% or 5%, if allowed by applicable law or regulation.

   Please retain this supplement with your prospectus for your reference. If you have any questions, please contact your Financial Advisor or New England Life Insurance Company at 800-435-4117.

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                          AMERICAN FORERUNNER SERIES
              AMERICAN GROWTH SERIES AND AMERICAN GROWTH SERIES-I
                 ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT
                              ZENITH ACCUMULATOR
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY

                      SUPPLEMENT DATED SEPTEMBER 9, 2003
                                      TO
            STATEMENTS OF ADDITIONAL INFORMATION DATED MAY 1, 2003

   This supplement describes a change to the Statements of Additional Information for the American Forerunner Series, American Growth Series, American Growth Series-I and Zenith Accumulator variable annuity contracts.

   The 0% assumed interest rate is no longer available. You may select an assumed interest rate of 3.5% or 5%, if allowed by applicable law or regulation.

   Please retain this supplement with your prospectus for your reference. If you have any questions, please contact your Financial Advisor or New England Life Insurance Company at 800-435-4117.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                          Annuity Administrative Office
                                 P.O. Box 14594
                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2003

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2003, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, and any previous supplements, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE SAI, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

           YOUR PRIVACY NOTICE IS ON THE LAST TWO PAGES OF THIS BOOK

                                   HIGHLIGHTS

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub-account performance and contract values. To obtain more information about these other contracts, contact our Annuity Administrative Office or your registered representative.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period. Before you buy a Contract, ask your registered representative if purchasing a Contract would be advantageous, given the Contract's features, benefits, and charges.

                                  EXPENSE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between Eligible Fund options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments...           None
Contingent Deferred Sales Charge (as a
percentage of Contract Value)                          6.5%
                                               declining annually--
                                                   See Note (1)

Transfer Fee(2).............................           $10
----------
NOTES:

(1) The Contingent Deferred Sales Charge is a declining percentage of contract value withdrawn, as follows:

IF WITHDRAWN DURING CONTRACT YEAR   CHARGE
---------------------------------   ------
 1...............................    6.5%
 2...............................    6.0%
 3...............................    5.5%
 4...............................    5.0%
 5...............................    4.5%
 6...............................    4.0%
 7...............................    3.5%
 8...............................    3.0%
 9...............................    2.0%
10...............................    1.0%
11...............................      0%

(2) Currently, we do not charge this fee. We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.

ANNUAL CONTRACT FEE

Administration Contract Charge(1)...$30

VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average daily net assets in the sub-accounts)

                                                      AMERICAN FUNDS
                                                   GROWTH SUB-ACCOUNT,
                                                      AMERICAN FUNDS
                                                      GROWTH-INCOME
                                                       SUB-ACCOUNT
                                                    AND AMERICAN FUNDS           ALL
                                                       GLOBAL SMALL             OTHER
                                                CAPITALIZATION SUB-ACCOUNT   SUB-ACCOUNTS
                                                --------------------------   ------------

Mortality and Expense Risk Charge..............          1.20%                  .95%
                                                         -----                 -----
Administration Asset Charge....................          0.40%                  .40%
                                                         =====                 =====
   Total Variable Account Annual Expenses......          1.60%                 1.35%
                                                         -----                 -----

----------
NOTE:

(1)  The Administration Contract Charge is not imposed after annuitization.

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained below and in the prospectus for each Eligible Fund.

RANGE OF ELIGIBLE FUND OPERATING EXPENSES (as a percentage of average net assets)

                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------
Total Annual Eligible Fund Operating Expenses
(expenses that are deducted from Eligible Fund assets, including
management fees, distribution (12b-1) fees, and other expenses)......     .31%     4.67%

                                                                        MAXIMUM   MINIMUM
                                                                        -------   -------
Net Total Annual Eligible Fund Operating Expenses(1)
(expenses that are deducted from Eligible Fund assets, including management fees, distribution (12b-1) fees, and other expenses
after any applicable waiver or reimbursement arrangement)............     .31%     1.40%

----------
NOTE:

(1) The range of Net Total Annual Eligible Fund Operating Expenses takes into account contractual arrangements for certain Eligible Funds that require the investment adviser to reimburse or waive Eligible Fund operating expenses until April 30, 2004, as described in more detail below.

The following table shows the annual operating expenses for each Eligible Fund for the year ended December 31, 2002, before and after any applicable contractual expense subsidy or expense deferral arrangement:

ANNUAL ELIGIBLE FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                CONTRACTUAL    NET TOTAL
                                                            12B-1                  GROSS TOTAL    EXPENSE     CONTRACTUAL
                                            MANAGEMENT   DISTRIBUTION    OTHER       ANNUAL      SUBSIDY OR     ANNUAL
                                               FEES        FEES(3)      EXPENSES    EXPENSES      DEFERRAL     EXPENSES
                                            ----------   ------------   --------   -----------   ----------  ------------
METROPOLITAN SERIES FUND, INC.(2)
State Street Research Money Market
  Portfolio..............................      .35%            0%         .08%         .43%            0%         .43%
Lehman Brothers(R) Aggregate Bond Index
  Portfolio..............................      .25%          .25%         .09%         .59%            0%         .59%
Salomon Brothers Strategic Bond
  Opportunities Portfolio................      .65%            0%         .20%         .85%            0%         .85%
Salomon Brothers U.S. Government
  Portfolio(4)...........................      .55%            0%         .15%         .70%            0%         .70%
State Street Research Bond Income
  Portfolio..............................      .40%            0%         .11%         .51%            0%         .51%
Balanced Portfolio(5)....................      .70%            0%         .15%         .85%            0%         .85%
MFS Total Return Portfolio(6)............      .50%            0%         .16%         .66%            0%         .66%
Alger Equity Growth Portfolio............      .75%            0%         .04%         .79%            0%         .79%
Davis Venture Value Portfolio(5).........      .75%           .0%         .05%         .80%            0%         .80%
FI Structured Equity Portfolio(5)........      .67%           .0%         .05%         .72%            0%         .72%
Harris Oakmark Large Cap Value
  Portfolio(5)...........................      .75%          .15%         .08%         .98%            0%         .98%
MetLife Stock Index Portfolio Class A(8).      .25%            0%         .06%         .31%            0%         .31%
MetLife Stock Index Portfolio Class B(9).      .25%          .25%         .06%         .56%            0%         .56%
MFS Investors Trust Portfolio(4)(5)......      .75%            0%         .59%        1.34%          .34%        1.00%
MFS Research Managers Portfolio(4)(5)....      .75%            0%         .39%        1.14%          .14%        1.00%
Met/Putnam Voyager Portfolio(4)..........      .80%            0%         .27%        1.07%          .07%        1.00%
State Street Research Investment Trust
  Portfolio(5)...........................      .49%          .25%         .05%         .79%            0%         .79%
State Street Research Large Cap Value
  Portfolio(4)...........................      .70%          .15%        1.63%        2.48%         1.38%        1.10%
Zenith Equity Portfolio(5)(7)............      .68%            0%         .07%         .75%            0%         .75%
FI Mid Cap Opportunities Portfolio(4)....      .80%          .25%        3.62%        4.67%         3.37%        1.30%
Harris Oakmark Focused Value
  Portfolio(5)...........................      .75%           .0%         .07%         .82%            0%         .82%
Janus Mid Cap Portfolio..................      .69%          .25%         .06%        1.00%            0%        1.00%
MetLife Mid Cap Stock Index Portfolio....      .25%          .25%         .18%         .68%            0%         .68%
Neuberger Berman Partners Mid Cap Value
  Portfolio(5)...........................      .69%          .25%         .11%        1.05%            0%        1.05%
Franklin Templeton Small Cap Growth
  Portfolio(4)...........................      .90%          .25%         .61%        1.76%          .36%        1.40%
Loomis Sayles Small Cap Portfolio........      .90%            0%         .07%         .97%            0%         .97%
Russell 2000(R) Index Portfolio..........      .25%          .25%         .24%         .74%            0%         .74%
State Street Research Aurora Portfolio...      .85%            0%         .10%         .95%            0%         .95%
Morgan Stanley EAFE(R) Index
  Portfolio(4)...........................      .30%          .25%         .49%        1.04%          .04%        1.00%
Putnam International Stock Portfolio.....      .90%            0%         .22%        1.12%            0%        1.12%

                                                                                                  CONTRACTUAL    NET TOTAL
                                                             12B-1                  GROSS TOTAL     EXPENSE     CONTRACTUAL
                                             MANAGEMENT   DISTRIBUTION    OTHER        ANNUAL     SUBSIDY OR      ANNUAL
                                                FEES        FEES(3)      EXPENSES     EXPENSES      DEFERRAL      EXPENSES
                                             ----------   ------------   --------   -----------   -----------   -----------
MET INVESTORS SERIES TRUST(2)
Lord Abbett Bond Debenture Portfolio(10)...     .60%          .25%         .20%        1.05%          .05%         1.00%
PIMCO Total Return Portfolio...............     .50%          .25%         .15%         .90%            0%          .90%
Janus Aggressive Growth
  Portfolio(10)(11)........................     .80%          .25%         .62%        1.67%          .52%         1.15%
Met/AIM Mid Cap Core Equity
  Portfolio(10)(11)........................     .75%          .25%         .91%        1.91%          .71%         1.20%
T. Rowe Price Mid-Cap Growth
  Portfolio(10)(11)........................     .75%          .25%         .51%        1.51%          .31%         1.20%
Met/AIM Small Cap Growth
  Portfolio(10)(11)........................     .90%          .25%        1.17%        2.32%         1.02%         1.30%
PIMCO Innovation Portfolio(10)(11).........     .95%          .25%         .76%        1.96%          .61%         1.35%
Harris Oakmark International
  Portfolio(10)(11)........................     .85%          .15%        1.42%        2.42%         1.07%         1.35%
MFS Research International Portfolio(10)...     .80%          .25%        1.02%        2.07%          .72%         1.35%
AMERICAN FUNDS INSURANCE SERIES(2)
American Funds Growth Fund.................     .38%          .25%         .02%         .65%            0%          .65%
American Funds Growth-Income Fund..........     .34%          .25%         .01%         .60%            0%          .60%
American Funds Global Small
  Capitalization Fund......................     .80%          .25%         .04%        1.09%            0%         1.09%
VARIABLE INSURANCE PRODUCTS FUND(2)
VIP Overseas Portfolio.....................     .73%            0%         .17%         .90%            0%          .90%
VIP Equity-Income Portfolio................     .48%            0%         .09%         .57%            0%          .57%

----------
NOTES:

(1) The Eligible Fund expenses used to prepare this table were provided to us by the Eligible Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

(2) Our affiliate, MetLife Advisers, LLC ("MetLife Advisers"), is the investment manager for the Portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"). Our affiliate, Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust. Capital Research and Management Company is the investment adviser of the American Funds Insurance Series. Fidelity Management & Research Company is the investment adviser to the Portfolios of the Variable Insurance Products Fund.

(3) The Metropolitan Fund, Met Investors Series Trust, and American Funds Insurance Series have each adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the relevant Fund's prospectus.

(4) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2004, the following percentages: 1.00% for the Met/Putnam Voyager Portfolio; 1.00% for the Morgan Stanley EAFE Index Portfolio; 1.40% for the Franklin Templeton Small Cap Growth Portfolio; 1.10% for the State Street Research Large Cap Value Portfolio; 1.30% for the FI Mid Cap Opportunities Portfolio; and 1.00% for the MFS Investors Trust Portfolio and MFS Research Managers Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Franklin Templeton Small Cap Growth Portfolio, State Street Research Large Cap Value Portfolio, Salomon Brothers U.S. Government Portfolio, FI Mid Cap Opportunities Portfolio, MFS Investors Trust Portfolio and MFS Research Managers Portfolio if, in the future, actual expenses of these portfolios are less than these limits. Net Total Contractual Annual Expenses for the Franklin Templeton Small Cap Growth, State Street Research Large Cap Value, MFS Investors Trust, MFS Research Managers, and FI Mid Cap Opportunities Portfolios have been restated to reflect the terms of the Expense Agreement.

(5) Net Total Contractual Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Contractual Annual Expenses would have been .97% for the Harris Oakmark Large Cap Value Portfolio, .77% for the State Street Research Investment Trust Portfolio, 1.02% for the Neuberger Berman Partners Mid Cap Value Portfolio, .78% for the Davis Venture Value Portfolio, .71% for the FI Structured Equity Portfolio, .68% for the Zenith Equity Portfolio, .83% for the Balanced Portfolio, .98% for the MFS Investors Trust Portfolio, and .93% for the MFS Research Managers Portfolio.

(6) The MFS Total Return Portfolio is not an Eligible Fund for Contracts purchased after May 1, 1995.
               -----

(7) The Zenith Equity Portfolio is a "fund of funds" that invests equally in three other Portfolios of the Metropolitan Fund: the FI Structured Equity Portfolio, Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio (together, the "Underlying Portfolios"). The Zenith Equity Portfolio does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other expenses of the Underlying Portfolios. Investing in a fund of funds involves some duplication of expenses, and may be more expensive than investing in a Portfolio that is not a fund of funds. MetLife Advisers maintains the equal division of assets among the Underlying Portfolios by rebalancing the Zenith Equity Portfolio's assets each fiscal quarter, however, expenses will fluctuate slightly during the course of each quarter. The Management Fee shown represents the Portfolio's combined pro rata share of the management fees of each of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios). The Other Expenses shown consist of .02% attributable to the Zenith Equity Portfolio's other expenses (annualized from the Portfolio's May 1, 2002 start date) and .05% attributable to the Portfolio's pro rata share of the other expenses of the Underlying Portfolios (annualized, in the case of the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio, from the May 1, 2002 start date for these Portfolios).

(8) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(9) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(10) Met Investors Advisory and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses and 12b-1 distribution fees) will not exceed, at any time prior to April 30, 2004, the following percentages: 1.00% for the Lord Abbett Bond Debenture Portfolio; 1.20% for the Met/AIM Mid Cap Core Equity Portfolio; 1.30% for the Met/AIM Small Cap Growth Portfolio; 1.20% for the T. Rowe Price Mid-Cap Growth Portfolio; 1.35% for the PIMCO Innovation Portfolio; 1.35% for the MFS Research International Portfolio; 1.35% for the Harris Oakmark International Portfolio and 1.15% for the Janus Aggressive Growth Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may be repaid to the investment manager. Net Total Contractual Annual Expenses for the Lord Abbett Bond Debenture, Janus Aggressive Growth, T. Rowe Price Mid-Cap Growth, MFS Research International, Harris Oakmark International, and Met/AIM Mid Cap Core Equity Portfolios have been restated to reflect the terms of the Expense Limitation Agreement.

(11) Net Total Contractual Annual Expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, Net Total Contractual Annual Expenses would have been 1.11% for the T. Rowe Price Mid-Cap Growth Portfolio, 1.27% for the PIMCO Innovation Portfolio, 1.17% for the Met/AIM Mid Cap Core Equity Portfolio, 1.28% for the Met/AIM Small Cap Growth Portfolio, 1.05% for the Janus Aggressive Growth Portfolio, and 1.32% for the Harris Oakmark International Portfolio.

EXAMPLE

The Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses.(1)

The Example assumes that you invest $10,000 in a Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the (a) maximum and (b) minimum fees and expenses of any of the Eligible Funds (before reimbursement and/or waiver). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Contract or annuitize under a non-life contingency option (with applicable contingent deferred sales charges deducted) at the end of the applicable time period:

                 1 YEAR      3 YEARS     5 YEARS    10 YEARS
                ---------   ---------   ---------   ---------
(a)..........   $1,185.11   $2,276.67   $3,343.79   $5,828.67
(b)..........   $  781.36   $1,094.13   $1,420.72   $2,177.13

(2) If you do not surrender your Contract or if you annuitize under a variable life contingency option (no contingent deferred sales charges would be deducted(2)):

                1 YEAR     3 YEARS     5 YEARS    10 YEARS
                -------   ---------   ---------   ---------
(a)..........   $607.27   $1,799.61   $2,962.96   $5,749.09
(b)..........   $177.76   $  550.41   $  947.13   $2,054.66

PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REFLECT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.
----------
NOTES:

(1) The examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). In these examples, the average Administration Contract Charge of .087% has been used. (See Note (1) to the first table on p. A-3.)

(2) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the first example would apply. (See "Contingent Deferred Sales Charge".)
--------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. A-21).

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ('NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

Certain Eligible Funds available under the Contracts were previously series of the New England Zenith Fund. Effective May 1, 2003, however, these series of the New England Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. The reorganization did not affect the investment objectives, or policies, investment advisory fees, or investment adviser or subadvisers of any of these series.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

METROPOLITAN FUND: There are 29 Portfolios of the Metropolitan Fund that are Eligible Funds under the Contracts offered by this prospectus. AN ADDITIONAL PORTFOLIO, THE MFS TOTAL RETURN PORTFOLIO, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

STATE STREET RESEARCH MONEY MARKET PORTFOLIO

The State Street Research Money Market Portfolio's investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money

Market Portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Portfolio.

During extended periods of low interest rates, the yields of the Sub-account investing in the State Street Research Money Market Portfolio may become extremely low and possibly negative.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES PORTFOLIO

The Salomon Brothers Strategic Bond Opportunities Portfolio's investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT PORTFOLIO

The Salomon Brothers U.S. Government Portfolio's investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME PORTFOLIO

The State Street Research Bond Income Portfolio's investment objective is a competitive total return primarily from investing in fixed-income securities.

BALANCED PORTFOLIO

The Balanced Portfolio's investment objective is long-term total return from a combination of capital appreciation and current income.

MFS TOTAL RETURN PORTFOLIO

The MFS Total Return Portfolio's investment objective is a favorable total return through investment in a diversified portfolio.

ALGER EQUITY GROWTH PORTFOLIO

The Alger Equity Growth Portfolio's investment objective is long-term capital appreciation.

DAVIS VENTURE VALUE PORTFOLIO

The Davis Venture Value Portfolio's investment objective is growth of capital.

FI STRUCTURED EQUITY PORTFOLIO

The FI Structured Equity Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS
          -----
ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE
                                      -----
TABLE--METROPOLITAN SERIES FUND, INC. (P. A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

MFS INVESTORS TRUST PORTFOLIO

The MFS Investors Trust Portfolio's investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS PORTFOLIO

The MFS Research Managers Portfolio's investment objective is long-term growth of capital.

MET/PUTNAM VOYAGER PORTFOLIO (FORMERLY THE PUTNAM LARGE CAP GROWTH PORTFOLIO)

The Met/Putnam Voyager Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

ZENITH EQUITY PORTFOLIO

The Zenith Equity Portfolio's investment objective is long-term capital appreciation. The Zenith Equity Portfolio seeks to achieve its investment objective by investing in three other Portfolios of the Metropolitan Fund. The investment objective of each of the Capital Guardian U.S. Equity Portfolio, Jennison Growth Portfolio and the FI Structured Equity Portfolio is long-term growth of capital.

FI MID CAP OPPORTUNITIES PORTFOLIO

The FI Mid Cap Opportunities Portfolio's investment objective is long-term growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

The Harris Oakmark Focused Value Portfolio's investment objective is long-term capital appreciation.

JANUS MID CAP PORTFOLIO

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index ("S&P MidCap 400 Index").

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

LOOMIS SAYLES SMALL CAP PORTFOLIO

The Loomis Sayles Small Cap Portfolio's investment objective is long-term capital growth from investments in common stocks or other equity securities.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA PORTFOLIO

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of the MSCI EAFE(R) Index ("Morgan Stanley Capital International Europe Australasia Far East Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MET INVESTORS SERIES TRUST: Currently, there are nine portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

JANUS AGGRESSIVE GROWTH PORTFOLIO

The Janus Aggressive Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long-term growth of capital.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO (FORMERLY THE MFS MID CAP GROWTH
PORTFOLIO)

The T. Rowe Price Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

PIMCO INNOVATION PORTFOLIO

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO (FORMERLY THE STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO)

The Harris Oakmark International Portfolio's investment objective is to seek long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are three Funds of the American Funds Insurance Series that are Eligible Funds under Contracts. Availability of these Funds is subject to any necessary state insurance department approvals.

AMERICAN FUNDS GROWTH FUND

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income.

INVESTMENT ADVICE

MetLife Advisers, an affiliate of the Company, serves as Investment Adviser for each Portfolio of the Metropolitan Fund. The chart below shows the Subadviser of each Portfolio. MetLife Advisers oversees and recommends the hiring or replacement of its Subadvisers and is ultimately responsible for the investment performance of these Eligible Funds. Each Subadviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Portfolio                                         Sub-adviser
---------                                         -----------
State Street Research Money Market                State Street Research & Management Company
Lehman Brothers Aggregate Bond Index              Metropolitan Life Insurance Company
Salomon Brothers Strategic Bond Opportunities*    Salomon Brothers Asset Management Inc
Salomon Brothers U.S. Government                  Salomon Brothers Asset Management Inc
State Street Research Bond Income                 State Street Research & Management Company
MFS Total Return                                  Massachusetts Financial Services Company
Balanced                                          Wellington Management Company, LLP
Alger Equity Growth                               Fred Alger Management, Inc.
Zenith Equity                                     N/A***
Davis Venture Value                               Davis Selected Advisers, L.P.**
FI Structured Equity                              Fidelity Management & Research Company
Harris Oakmark Large Cap Value                    Harris Associates L.P.
MetLife Stock Index                               Metropolitan Life Insurance Company
MFS Investors Trust                               Massachusetts Financial Services Company
MFS Research Managers                             Massachusetts Financial Services Company
Met/Putnam Voyager                                Putnam Investment Management, LLC
State Street Research Investment Trust            State Street Research & Management Company
State Street Research Large Cap Value             State Street Research & Management Company
FI Mid Cap Opportunities                          Fidelity Management & Research Company
Harris Oakmark Focused Value                      Harris Associates L.P.
Janus Mid Cap                                     Janus Capital Management, LLC
MetLife Mid Cap Stock Index                       Metropolitan Life Insurance Company
Neuberger Berman Partners Mid Cap Value           Neuberger Berman Management Inc.
Franklin Templeton Small Cap Growth               Franklin Advisers, Inc.
Loomis Sayles Small Cap                           Loomis Sayles & Company, L.P.
Russell 2000 Index                                Metropolitan Life Insurance Company
State Street Research Aurora                      State Street Research & Management Company
Morgan Stanley EAFE Index                         Metropolitan Life Insurance Company
Putnam International Stock                        Putnam Investment Management, LLC

----------
* The Salomon Brothers Strategic Bond Opportunities Portfolio also receives certain investment subadvisory services from Salomon Brothers Asset Management Limited, a London based affiliate of Salomon Brothers Asset Management Inc.

** Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

*** Effective May 1, 2002, the Zenith Equity Portfolio (formerly the Capital Growth Series of the New England Zenith Fund) became a fund of funds that invests equally in three other portfolios of the Metropolitan Fund--the FI Structured Equity Portfolio, the Jennison Growth Portfolio and the Capital Guardian U.S. Equity Portfolio. Fidelity Management & Research Company is the subadviser to the FI Structured Equity Portfolio, Jennison Associates, LLC is the subadviser to the Jennison Growth Portfolio and Capital Guardian Trust Company is the subadviser to the Capital Guardian U.S. Equity Portfolio. Prior to May 1, 2002, Capital Growth Management Limited Partnership served as subadviser to the Capital Growth Series of the New England Zenith Fund.

For more information regarding the investment adviser and the subadviser of the Metropolitan Series Fund Portfolios, see the Statement of Additional Information about the Contracts, and also see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an affiliate of the Company and is the Manager (i.e. investment adviser) for the Met Investors Series Trust Portfolios. Each of the Met Investors Series Trust Portfolios also has an Adviser (i.e. subadviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC, a subsidiary of Allianz Dresdner Asset Management of America L.P. ("ADAM LP") is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Research International Portfolio. T. Rowe Price Associates, Inc. became the Adviser to the T. Rowe Price Mid-Cap Growth Portfolio on January 1, 2003. Prior to that time, Massachusetts Financial Services Company served as Adviser. PIMCO Equity Advisors, a division of ADAM LP, is the Adviser to the PIMCO Innovation Portfolio. Janus Capital Management LLC is the Adviser to the Janus Aggressive Growth Portfolio. Harris Associates L.P. became the Adviser to the Harris Oakmark International Portfolio on January 1, 2003. Prior to that time State Street Research & Management Company served as Adviser. For more information regarding the Manager or Adviser of the Met Investors Series Trust Portfolios, see the Statement of Additional Information about the Contracts, and also see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. We (or our affiliates) may also be compensated with 12b-1 distribution fees from the Eligible Funds, up to .25% of the assets of the Eligible Funds that are attributable to the Contracts. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Metropolitan Fund we offer Class A shares of the State Street
                                        ----- -
     Research Money Market, Salomon Brothers Strategic Bond Opportunities, Salomon Brothers U.S. Government, State Street Research Bond Income, MFS Total Return, Balanced, Alger Equity Growth, Zenith Equity, Davis Venture Value, FI

     Structured Equity, Harris Oakmark Focused Value, Loomis Sayles Small Cap, MFS Investors Trust, MFS Research Managers, MetLife Stock Index (for Contracts purchased before May 1, 1995), Met/Putnam Voyager, Putnam International Stock and State Street Research Aurora Portfolios; Class B shares of the FI Mid Cap Opportunities, Lehman Brothers Aggregate Bond Index, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios; and Class E shares of the Harris Oakmark Large Cap Value and State Street Research Large Cap Value Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
                                                  ----- -
     Portfolios except the Harris Oakmark International Portfolio which is Class
                                                                           -----
     E.
     -

..    For the American Funds Insurance Series, we offer Class 2 shares only.
                                                       ----- -

..    For VIP, we offer Initial Class only.

Additionally, shares of the Metropolitan Fund Portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Metropolitan Fund may conflict. The Metropolitan Fund Board of Directors will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both, for some or all classes of Contracts. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, for some or all classes of Contracts at any time in our sole discretion.

TRANSFER PRIVILEGE

The Company currently allows an unlimited number of free transfers per Contract Year prior to annuitization. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office.

Transfers out of the Fixed Account are limited as to timing, frequency and
--------- --- -- --- ----- ------- --- ------- -- -- ------- --------- ---
amount.
-------

We did not design the Contract's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisers or registered representatives acting under power(s) of attorney from one or more Contract owners. In addition, certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more details.

LOANS

Under current practice, if a Contract loan installment repayment is not made, interest may continue to be charged on any portion of a defaulted loan balance if we are restricted by law from making a full or partial surrender of the Contract to offset the loan.

PREMIUM TAX CHARGE

We also reserve the right to deduct from purchase payments, Contract Value, surrenders or annuity income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and annuity income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

SUSPENSION OF PAYMENTS

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about your account to government regulators.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594, or

..    By fax (515) 457-4301

All other requests must be in written form, satisfactory to us. We may allow requests for a withdrawal over the telephone.

A recording of daily unit values is available by calling 1-800-333-2501.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In addition, because the underlying
                                             -----------------------------------
tax-favored retirement plan itself provides tax deferral, whether or not a
--------------------------------------------------------------------------
variable annuity is purchased, you should consider whether the features and
---------------------------------------------------------------------------
benefits unique to variable annuities are appropriate for your needs when
-------------------------------------------------------------------------
purchasing a Qualified Contract. At this time, the Contracts are not being
--------------------------------
offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Federal Income Tax Considerations--Taxation of Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                        FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty (in addition to ordinary income tax) equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..    made on or after the taxpayer reaches age 59 1/2;

..    made on or after the death of an Owner;

..    attributable to the taxpayer's becoming disabled;

..    made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his or her designated beneficiary; or

..    under certain single premium immediate annuities providing for substantially equal payments made at least annually and where the annuity date is no later than one year from the date of purchase.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between investment sub-accounts after the annuity starting date. Consult your own tax advisor.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. Where otherwise permitted under the terms of the Contract, a transfer or assignment of ownership of a Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange, or event should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRA's), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2003, $3,000 plus, for Owner's age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. If contributions are being made under a SEP or SARSEP plan of your employer, additional amounts may be contributed as permitted by the Code and the terms of the employer's plan. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless an exception applies.
THE CONTRACT HAS BEEN SUBMITTED TO THE INTERNAL REVENUE SERVICE FOR A DETERMINATION AS TO ITS QUALIFICATION AS AN IRA. CONSULT A TAX ADVISER.

SIMPLE IRA's permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $8,000 for 2003 (as may be increased in future years for cost of living adjustments). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59-1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59-1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Loans. IF YOUR QUALIFIED PLAN OR TSA PLAN CONTRACT PERMITS LOANS, THE AMOUNT OF SUCH LOANS, THE REPAYMENT TERMS AND THE TREATMENT OF DEFAULTS ARE SUBJECT TO LIMITATIONS AND RULES UNDER SECTION 72(P) OF THE CODE AND THE REGULATIONS THEREUNDER. THE TERMS OF YOUR LOAN WILL BE GOVERNED BY YOUR LOAN AGREEMENT AND THE REQUIREMENTS OF THE TAX LAW (AND ERISA, WHERE APPLICABLE). FAILURE TO SATISFY THESE REQUIREMENTS WILL RESULT IN ADVERSE TAX CONSEQUENCES. CONSULT YOUR TAX ADVISER PRIOR TO APPLYING FOR A LOAN.

Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount which should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

Taxable "eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental Section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, hardship distributions or certain taxable distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

Foreign Tax Credits. To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Eligible Funds to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

                              FINANCIAL STATEMENTS

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 501 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

Set forth below are accumulation unit values through December 31, 2002 for each Sub-account of The New England Variable Account.

                                STATE STREET
                                  RESEARCH
                                MONEY MARKET
                                SUB-ACCOUNT
                                ------------
                                  9/29/88*     1/1/89      1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                     TO          TO          TO          TO          TO          TO          TO
                                  12/31/88    12/31/89    12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                                ------------  ---------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........       1.384        1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value at
 end of period................       1.408        1.518       1.620       1.697       1.738       1.766       1.811
Numberof Accumulation Units
 outstanding at end of
 period..................          915,605    7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

----------
*  Date these Sub-accounts were first available.

                                STATE STREET
                                 RESEARCH
                                MONEY MARKET
                                SUB-ACCOUNT
                                ------------
                                   1/1/95       1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                     TO           TO          TO          TO          TO          TO          TO
                                  12/31/95     12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------
AccumulationUnit Value at
 beginning of period..........        1.811        1.889       1.959       2.036      2.114       2.190       2.295
Accumulation Unit Value at
 end of period................        1.889        1.959       2.036       2.114      2.190       2.295       2.353
Number of Accumulation Units
 outstanding at end of
 period.......................   33,015,018   33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,851,477

                                                 SALOMON
                                                BROTHERS
                                STATE STREET    STRATEGIC
                                  RESEARCH        BOND
                                MONEY MARKET  OPPORTUNITIES
                                 SUB-ACCOUNT   SUB-ACCOUNT
                                ------------  -------------
                                   1/1/02       10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                     TO            TO            TO          TO          TO          TO          TO
                                  12/31/02      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                ------------  -------------  ---------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        2.353         1.000        0.984       1.159       1.307       1.433       1.442
Accumulation Unit Value at
 end of period................        2.355         0.984        1.159       1.307       1.433       1.442       1.443
Number of Accumulation Units
 outstanding at end of
 period.......................   29,978,273     1,124,133    6,132,563  15,034,554  23,074,669  24,945,159  20,278,882

                                  SALOMON
                                  BROTHERS                               SALOMON
                                  STRATEGIC                             BROTHERS
                                    BOND                                  U.S.
                                OPPORTUNITIES                          GOVERNMENT
                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                -------------                          -----------
                                   1/1/00        1/1/01      1/1/02     10/31/94*     1/1/95    1/1/96     1/1/97
                                     TO            TO          TO          TO           TO        TO         TO
                                  12/31/00      12/31/01    12/31/02    12/31/94     12/31/95  12/31/96   12/31/97
                                -------------  ----------  ----------  -----------  ---------  ---------  ---------
Accumulation Unit Value at
 beginning of period..........        1.443         1.527       1.609      1.000        1.004      1.139      1.161
Accumulation Unit Value at
 end of period................        1.527         1.609       1.740      1.004        1.139      1.161      1.242
Number of Accumulation Units
 outstanding at end of
 period.......................   16,337,092    14,811,810  12,769,969    910,020    4,495,184  5,785,148  8,616,135

                                 SALOMON
                                 BROTHERS                                                   STATE STREET
                                   U.S.                                                       RESEARCH
                                GOVERNMENT                                                  BOND INCOME
                                SUB-ACCOUNT                                                 SUB-ACCOUNT
                                -----------                                                 ------------
                                  1/1/98       1/1/99      1/1/00     1/1/01      1/1/02      10/5/88*      1/1/89
                                    TO           TO          TO         TO          TO           TO           TO
                                 12/31/98     12/31/99    12/31/00   12/31/01    12/31/02     12/31/88     12/31/89
                                -----------  ----------  ---------  ----------  ----------  ------------  ---------
Accumulation Unit Value at
 beginning of period..........        1.242      1.319       1.304       1.421       1.496       1.631        1.634
Accumulation Unit Value at
 end of period................        1.319      1.304       1.421       1.496       1.593       1.634        1.810
Number of Accumulation Units
 outstanding at end of
 period.......................   12,796,204  10,314,952  8,874,230  10,827,033  14,892,461     299,002    4,287,540

                                STATE STREET
                                  RESEARCH
                                 BOND INCOME
                                 SUB-ACCOUNT
                                -------------
                                    1/1/90       1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/90     12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........         1.810        1.930       2.247       2.398      2.664       2.540       3.037
Accumulation Unit Value at
 end of period................         1.930        2.247       2.398       2.664      2.540       3.037       3.134
Number of Accumulation Units
 outstanding at end of
 period.......................    10,139,527   17,797,335  28,871,719  41,939,487  41,657,182  42,231,987  41,138,874

----------
*  Date these Sub-accounts were first available.

                                STATE STREET
                                RESEARCH BOND                                                                MFS TOTAL
                                   INCOME                                                                    RETURN
                                 SUB-ACCOUNT                                                               SUB-ACCOUNT**
                                -------------                                                              -------------
                                   1/1/97        1/1/98      1/1/99      1/1/00      1/1/01      1/1/02       9/21/88*
                                     TO            TO          TO          TO          TO          TO           TO
                                  12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/02      12/31/88
                                -------------  ----------  ----------  ----------  ----------  ----------  -------------
Accumulation Unit Value at
 beginning of period..........         3.134        3.429       3.689       3.622       3.865       4.149       1.042
Accumulation Unit Value at
 end of period................         3.429        3.689       3.622       3.865       4.149       4.439       1.063
Number of Accumulation Units
 outstanding at end of
 period.......................    37,260,367   38,630,894  32,707,422  25,348,903  25,107,756  21,965,782     731,349

                                  MFS TOTAL
                                  RETURN
                                SUB-ACCOUNT**
                                -------------
                                    1/1/89       1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95
                                      TO           TO          TO          TO          TO          TO          TO
                                   12/31/89     12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.063         1.250       1.272       1.508       1.588       1.733       1.691
Accumulation Unit Value at
 end of period................        1.250         1.272       1.508       1.588       1.733       1.691       2.190
Number of Accumulation Units
 outstanding at end of
 period.......................    9,179,207    18,099,540  26,478,398  41,588,546  60,696,659  61,961,278  56,145,463

                                  MFS TOTAL
                                   RETURN
                                SUB-ACCOUNT**
                                -------------
                                   1/1/96        1/1/97      1/1/98      1/1/99      1/1/00      1/1/01     1/1/02
                                     TO            TO          TO          TO          TO          TO         TO
                                  12/31/96      12/31/97    12/31/98    12/31/99    12/31/00    12/31/01   12/31/02
                                -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........         2.190        2.485       3.103       3.664       3.975       3.789       3.596
Accumulation Unit Value at
 end of period................         2.485        3.103       3.664       3.975       3.789       3.596       3.357
Number of Accumulation Units
 outstanding at end of
 period.......................    52,130,165   48,490,618  42,358,784  37,391,028  30,014,285  24,501,065  19,130,634

                                 BALANCED
                                SUB-ACCOUNT
                                -----------
                                 10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                     TO          TO          TO          TO          TO          TO          TO
                                  12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.000       0.997       1.227       1.415       1.622       1.747       1.636
Accumulation Unit Value at
 end of period................        0.997       1.227       1.415       1.622       1.747       1.636       1.583
Number of Accumulation Units
 outstanding at end of
 period.......................    1,736,189  10,987,597  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177

                                                         ALGER EQUITY
                                 BALANCED                   GROWTH
                                SUB-ACCOUNT               SUB-ACCOUNT
                                -----------              ------------
                                  1/1/01       1/1/02      10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98
                                    TO           TO           TO           TO          TO          TO          TO
                                 12/31/01     12/31/02     12/31/94     12/31/95    12/31/96    12/31/97    12/31/98
                                -----------  ----------  ------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.583       1.492        1.000        0.956       1.402       1.566       1.941
Accumulation Unit Value at
 end of period................        1.492       1.273        0.956        1.402       1.556       1.941       2.829
Number of Accumulation Units
 outstanding at end of
 period.......................   17,247,901  14,361,234    1,857,319   24,163,685  40,025,594  44,518,891  49,255,773

                                ALGER EQUITY                                         ZENITH
                                   GROWTH                                            EQUITY
                                 SUB-ACCOUNT                                      SUB-ACCOUNT(1)
                                ------------                                      --------------
                                   1/1/99       1/1/00      1/1/01      1/1/02       9/16/88*       1/1/89     1/1/90
                                     TO           TO          TO          TO            TO            TO         TO
                                  12/31/99     12/31/00    12/31/01    12/31/02      12/31/88      12/31/89   12/31/90
                                ------------  ----------  ----------  ----------  --------------  ---------  ----------
Accumulation Unit Value at
 beginning of period..........        2.829        3.744      3.189       2.767         4.645         4.612       5.950
Accumulation Unit Value at
 end of period................        3.744        3.189      2.767       1.825         4.612         5.950       5.666
Number of Accumulation Units
 outstanding at end of
 period.......................   60,072,409   64,809,207  53,583,938  40,343,771      439,393     5,337,778  12,591,788

----------
*    Date these Sub-accounts were first available.

**   This Sub-account is only available through Contracts purchased prior to May
                                                                    -----
     1, 1995.

                                  ZENITH
                                  EQUITY
                                SUB-ACCOUNT
                                -----------
                                  1/1/91       1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/91     12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        5.666       8.608       7.978       9.050       8.298      11.300      13.496
Accumulation Unit Value at
 end of period................        8.608       7.978       9.050       8.298      11.300      13.496      16.442
Number of Accumulation Units
 outstanding at end of
 period.......................   21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155  40,200,592

                                                                                                DAVIS
                                  ZENITH                                                       VENTURE
                                  EQUITY                                                        VALUE
                                SUB-ACCOUNT                                                  SUB-ACCOUNT
                                -----------                                                  -----------
                                  1/1/98       1/1/99      1/1/00      1/1/01      1/1/02     10/31/94*     1/1/95
                                    TO           TO          TO          TO          TO          TO           TO
                                 12/31/98     12/31/99    12/31/00    12/31/01    12/31/02    12/31/94     12/31/95
                                -----------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit Value at
 beginning of period..........       16.442      21.752      24.831      23.359      19.257        1.000       0.963
Accumulation Unit Value at
 end of period................       21.752      24.831      23.359      19.257      14.832        0.963       1.323
Number of Accumulation Units
 outstanding at end of
 period.......................   33,502,039  38,236,116  27,364,614  22,565,710  17,578,438    3,499,719  19,608,688

                                  DAVIS
                                 VENTURE
                                  VALUE
                                SUB-ACCOUNT
                                -----------
                                  1/1/96       1/1/97      1/1/98      1/1/99      1/1/00      1/1/01      1/1/02
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/96     12/31/97    12/31/98    12/31/99    12/31/00    12/31/01    12/31/02
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.323       1.643       2.163       2.442       2.831       3.059       2.681
Accumulation Unit Value at
 end of period................        1.643       2.163       2.442       2.831       3.059       2.681       2.212
Number of Accumulation Units
 outstanding at end of
 period.......................   34,997,024  53,997,107  58,765,470  57,370,889  59,644,558  54,077,372  43,784,343

                                  HARRIS
                                  OAKMARK
                                  FOCUSED
                                   VALUE
                                SUB-ACCOUNT
                                -----------
                                 10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.125       1.137       1.119       1.439       1.669       1.932       1.802
Accumulation Unit Value at
 end of period................        1.137       1.119       1.439       1.669       1.932       1.802       1.784
Number of Accumulation Units
 outstanding at end of
 period.......................    4,515,611  15,572,344  19,773,057  24,345,379  24,035,279  21,347,155  17,151,815

                                  HARRIS
                                  OAKMARK                              LOOMIS
                                  FOCUSED                              SAYLES
                                   VALUE                              SMALL CAP
                                SUB-ACCOUNT                          SUB-ACCOUNT
                                -----------                          -----------
                                  1/1/00       1/1/01      1/1/02       5/2/94*     1/1/95      1/1/96      1/1/97
                                    TO           TO          TO           TO          TO          TO          TO
                                 12/31/00     12/31/01    12/31/02     12/31/94    12/31/95    12/31/96    12/31/97
                                -----------  ----------  ----------  -----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........        1.784       2.120       2.673       1.000        0.959       1.219       1.572
Accumulation Unit Value at
 end of period................        2.120       2.673       2.404       0.959        1.219       1.572       1.936
Number of Accumulation Units
 outstanding at end of
 period.......................   15,593,693  23,265,733  22,307,958   2,988,971   13,533,326  26,307,748  39,442,109

                                  LOOMIS                                                         MFS
                                  SAYLES                                                      INVESTORS
                                 SMALL CAP                                                      TRUST
                                SUB-ACCOUNT                                                  SUB-ACCOUNT
                                -----------                                                  -----------
                                  1/1/98       1/1/99      1/1/00      1/1/01      1/1/02      7/2/01*     1/1/02
                                    TO           TO          TO          TO          TO          TO          TO
                                 12/31/98     12/31/99    12/31/00    12/31/01    12/31/02    12/31/01    12/31/02
                                -----------  ----------  ----------  ----------  ----------  -----------  --------
Accumulation Unit Value at
 beginning of period..........        1.936       1.878       2.441       2.535       2.280        0.898     0.833
Accumulation Unit Value at
 end of period................        1.878       2.441       2.535       2.280       1.764        0.833     0.656
Number of Accumulation Units
 outstanding at end of
 period.......................   40,318,239  32,700,400  39,281,394  31,036,981  24,037,246      311,202   743,289

----------
*  Date these Sub-accounts were first available.

                                     MFS                       FI
                                  RESEARCH                 STRUCTURED
                                  MANAGERS                   EQUITY
                                 SUB-ACCOUNT              SUB-ACCOUNT
                                -------------            ------------
                                   7/2/01*      1/1/02     10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97
                                     TO           TO          TO           TO          TO          TO          TO
                                  12/31/01     12/31/02    12/31/93     12/31/94    12/31/95    12/31/96    12/31/97
                                -------------  --------  ------------  ----------  ----------  ----------  ----------
Accumulation Unit Value at
 beginning of period..........       0.980        0.880        1.105        1.132       1.103       1.486       1.731
Accumulation Unit Value at
 end of period................       0.880        0.659        1.132        1.103       1.486       1.731       2.279
Number of Accumulation Units
 outstanding at end of
 period.......................     129,693      437,219    3,359,317   16,092,325  21,168,965  26,104,465  30,306,103

                                     FI                                                              METLIFE
                                 STRUCTURED                                                        STOCK INDEX
                                   EQUITY                                                          SUB-ACCOUNT
                                 SUB-ACCOUNT                                                       CLASS A**(2)
                                -------------                                                      ------------
                                   1/1/98        1/1/99        1/1/00        1/1/01      1/1/02       8/1/92*      1/1/93
                                     TO            TO            TO            TO          TO           TO           TO
                                  12/31/98      12/31/99      12/31/00      12/31/01    12/31/02     12/31/92     12/31/93
                                -------------  ----------  --------------  ----------  ----------  ------------  ----------
Accumulation Unit Value at
 beginning of period..........         2.279        2.799          3.019        2.825       2.399        1.592        1.644
Accumulation Unit Value at
 end of period................         2.799        3.019          2.825        2.399       1.906        1.644        1.780
Number of Accumulation Units
 outstanding at end of
 period.......................    35,514,558   35,663,197     29,466,287   23,927,806  17,850,173   21,583,607   11,017,884

                                   METLIFE
                                 STOCK INDEX
                                 SUB-ACCOUNT
                                   CLASS A
                                 -----------
                                   1/1/94       1/1/95        1/1/96        1/1/97      1/1/98        1/1/99        1/1/00
                                     TO           TO            TO            TO          TO            TO            TO
                                  12/31/94     12/31/95      12/31/96      12/31/97    12/31/98      12/31/99      12/31/00
                                ------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         1.780       1.775          2.398        2.898       3.788         4.781         5.678
Accumulation Unit Value at
 end of period................         1.775       2.398          2.898        3.788       4.781         5.678         5.096
Number of Accumulation Units
 outstanding at end of
 period.......................    14,282,355  15,539,609     15,623,253   15,874,978  15,292,906    15,111,062    13,740,976

                                   METLIFE                     PUTNAM
                                 STOCK INDEX               INTERNATIONAL
                                 SUB-ACCOUNT                   STOCK
                                   CLASS A                 SUB-ACCOUNT(3)
                                -------------              --------------
                                   1/1/01        1/1/02      10/31/94*       1/1/95      1/1/96        1/1/97        1/1/98
                                     TO            TO            TO            TO          TO            TO            TO
                                  12/31/01      12/31/02      12/31/94      12/31/95    12/31/96      12/31/97      12/31/98
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         5.096        3.682          1.179        1.207       1.265         1.331         1.296
Accumulation Unit Value at
 end of period................         3.682        2.822          1.207        1.265       1.331         1.296         1.371
Number of Accumulation Units
 outstanding at end of
 period.......................    14,020,250   11,436,136      2,473,991    9,383,114  13,845,613    14,635,944    13,860,555

                                   PUTNAM
                                INTERNATIONAL                                          MET/PUTNAM
                                    STOCK                                                VOYAGER                  VIP OVERSEAS
                                 SUB-ACCOUNT                                           SUB-ACCOUNT                 SUB-ACCOUNT
                                -------------                                          -----------                ------------
                                   1/1/99        1/1/00        1/1/01        1/1/02      1/22/01       1/1/02       10/1/93*
                                     TO            TO            TO           TO          TO            TO            TO
                                  12/31/99      12/31/00      12/31/01      12/31/02    12/31/01      12/31/02      12/31/93
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........         1.371        1.686          1.494        1.170       0.753         0.494         1.458
Accumulation Unit Value at
 end of period................         1.686        1.494          1.170        0.953       0.494         0.346         1.532
Number of Accumulation Units
 outstanding at end of
 period.......................    12,308,176   13,507,918     12,484,035   11,478,963   2,569,263     2,363,367    10,878,551

                                VIP OVERSEAS
                                 SUB-ACCOUNT
                                -------------
                                   1/1/94        1/1/95        1/1/96        1/1/97      1/1/98        1/1/99        1/1/00
                                     TO            TO            TO            TO          TO            TO            TO
                                  12/31/94      12/31/95      12/31/96      12/31/97    12/31/98      12/31/99      12/31/00
                                -------------  ----------  --------------  ----------  -----------  ------------  ------------
Accumulation Unit Value at
 beginning of period..........        1.532         1.538          1.664        1.859       2.046         2.276         3.202
Accumulation Unit Value at
 end of period................        1.538         1.664          1.859        2.046       2.276         3.202         2.556
Number of Accumulation Units
 outstanding at end of
 period.......................   43,034,544    41,273,183     44,846,316   45,289,247   40,546,153    36,251,177    33,830,970

----------
*    Date these Sub-accounts were first available.

** Met Life Stock Index Portfolio Class A is only available through Contracts purchased prior to May 1, 1995.
               -----

                                                             VIP EQUITY-
                                 VIP OVERSEAS                   INCOME
                                 SUB-ACCOUNT                 SUB-ACCOUNT
                                --------------               ------------
                                    1/1/01        1/1/02       10/1/93*      1/1/94        1/1/95       1/1/96       1/1/97
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/01      12/31/02      12/31/93     12/31/94      12/31/95     12/31/96     12/31/97
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value at
 beginning of period..........        2.556          1.987         1.980        1.992         2.104        2.804        3.162
Accumulation Unit Value at
 end of period................        1.987          1.563         1.992        2.104         2.804        3.162        3.996
Number of Accumulation Units
 outstanding at end of
 period.......................   26,663,772     21,187,687     5,649,743   25,852,849    38,010,655   44,037,798   45,104,192

                                                                                                        LEHMAN
                                                                                                       BROTHERS
                                 VIP EQUITY-                                                           AGGREGATE
                                    INCOME                                                            BOND INDEX
                                 SUB-ACCOUNT                                                          SUB-ACCOUNT
                                --------------                                                        -----------
                                    1/1/98        1/1/99        1/1/00       1/1/01        1/1/02      01/22/01*     1/1/02
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/98      12/31/99      12/31/00     12/31/01      12/31/02     12/31/01     12/31/02
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value at
 beginning of period..........        3.996          4.401         4.617        4.939         4.631        1.077        1.131
Accumulation Unit Value at
 end of period................        4.401          4.617         4.939        4.631         3.794        1.131        1.226
Number of Accumulation Units
 outstanding at end of
 period.......................   42,926,506     37,676,846    28,617,928   24,545,075    19,947,966    2,019,440    5,543,843

                                                                                        STATE STREET
                                    JANUS                      METLIFE                    RESEARCH
                                  AGGRESSIVE                 STOCK INDEX                 INVESTMENT                   JANUS
                                    GROWTH                   SUB-ACCOUNT                   TRUST                     MID CAP
                                SUB-ACCOUNT(4)                 CLASS B**                SUB-ACCOUNT                SUB-ACCOUNT
                                --------------               ------------               ------------               -----------
                                  05/01/01*       1/1/02      01/22/01*      1/1/02      05/01/01*      1/1/02      01/22/01*
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/01      12/31/02      12/31/01     12/31/02      12/31/01     12/31/02     12/31/01
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......          1            0.775         4.150        3.528         7.438        6.526        2.599
Accumulation Unit Value
 at end of period.............      0.775            0.529         3.528        2.697         6.526        4.746        1.552
Number of Accumulation
 Units outstanding at end of
 period.......................    344,674          566,433       268,034      603,435        31,594       39,946    1,630,351

                                                                            NEUBERGER                  FRANKLIN
                                                  METLIFE                    BERMAN                    TEMPLETON
                                    JANUS         MID CAP                    MID CAP                   SMALL CAP
                                   MID CAP      STOCK INDEX                   VALUE                     GROWTH
                                 SUB-ACCOUNT    SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                --------------  -----------                -----------                -----------
                                    1/1/02       01/22/01*      1/1/02      05/01/01*      1/1/02      05/01/01*     1/1/02
                                      TO            TO            TO           TO            TO           TO           TO
                                   12/31/02      12/31/01      12/31/02     12/31/01      12/31/02     12/31/01     12/31/02
                                --------------  -----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......        1.552          1.036         1.031        1.478         1.503            1        0.880
Accumulation Unit Value
 at end of period.............        1.085          1.031         0.863        1.503         1.336        0.880        0.625
Number of Accumulation
 Units outstanding at end of
 period.......................    1,138,071      1,448,527     2,232,301      245,461     2,012,000      609,228    1,263,448

                                                          STATE STREET                  MORGAN                  LORD ABBETT
                                  RUSSELL                   RESEARCH                   STANLEY                     BOND
                                 2000 INDEX                  AURORA                   EAFE/INDEX                 DEBENTURE
                                SUB-ACCOUNT               SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                -----------               ------------               ------------               -----------
                                 01/22/01*     1/1/02      01/22/01*      1/1/02      01/22/01*      1/1/02      05/01/01*
                                     TO          TO            TO           TO            TO           TO           TO
                                  12/31/01    12/31/02      12/31/01     12/31/02      12/31/01     12/31/02     12/31/01
                                -----------  ----------  ------------  -----------  ------------  -----------  -----------
Accumulation Unit Value
 at beginning of period.......        1.203      1.186         1.234        1.401         1.102        0.853        1.389
Accumulation Unit Value at
 end of period................        1.186      0.929         1.401        1.087         0.853        0.700        1.375
Number of Accumulation
 Units outstanding at end of
 period.......................    1,046,199  1,956,327    11,264,904   13,358,433      641,779    1,349,943      199,974

----------
*    Date these Sub-accounts were first available.

** The MetLife Stock Index Sub-account--Class B Portfolio is only available to Contracts purchased on or after May 1, 1995.
                               -----

                                LORD ABBETT                          T. ROWE PRICE
                                    BOND       PIMCO                    MID-CAP                  PIMCO
                                 DEBENTURE     TOTAL                    GROWTH                 INNOVATION
                                SUB-ACCOUNT    RETURN                 SUB-ACCOUNT              SUB-ACCOUNT
                                -----------  ----------              -------------             -----------
                                   1/1/02     05/01/01*    1/1/02      05/01/01*      1/1/02    05/01/01*
                                     TO          TO          TO           TO            TO         TO
                                  12/31/02    12/31/01    12/31/02     12/31/01      12/31/02   12/31/01
                                -----------  ----------  ----------  -------------  ---------  -----------
Accumulation Unit Value
 at beginning of period.......      1.375         1.001       1.054       0.981         0.824      0.823
Accumulation Unit Value at
 end of period................      1.349         1.054       1.137       0.824         0.455      0.610
Number of Accumulation
 Units outstanding at end of
 period.......................    841,031     1,887,995  12,468,313     822,978     1,945,971    176,284

                                     MFS                   AMERICAN                 AMERICAN
                                   RESEARCH              FUNDS GROWTH            FUNDS GROWTH-
                                INTERNATIONAL                FUND                   INCOME
                                 SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                -------------            ------------            -------------
                                  05/01/01*     1/1/02    05/01/01*     1/1/02     05/01/01*      1/1/02
                                      TO          TO          TO          TO          TO            TO
                                  12/31/01     12/31/02    12/31/01    12/31/02    12/31/01      12/31/02
                                -------------  --------  ------------  --------  -------------  ----------
Accumulation Unit Value at
 beginning of period..........       0.972        0.848      13.039     11.078         8.544        8.240
Accumulation Unit Value at
 end of period................       0.848        0.738      11.078      8.236         8.240        6.622
Number of Accumulation
 Units outstanding at end of
 period.......................     262,000      481,522     261,891    986,402       315,481      999,190

                                   AMERICAN                                      HARRIS                      MET/AIM
                                 FUNDS GLOBAL        FI         STATE STREET     OAKMARK       HARRIS        MID CAP
                                    SMALL          MID CAP     RESEARCH LARGE   LARGE CAP      OAKMARK        CORE
                                CAPITALIZATION  OPPORTUNITIES    CAP VALUE        VALUE     INTERNATIONAL    EQUITY
                                 SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                --------------  -------------  --------------  -----------  -------------  -----------
                                    1/1/02         5/1/02*         5/1/02*        5/1/02*       5/1/02*      5/1/02*
                                      TO             TO              TO            TO            TO            TO
                                   12/31/02       12/31/02        12/31/02      12/31/02      12/31/02      12/31/02
                                --------------  -------------  --------------  -----------  -------------  -----------
Accumulation Unit Value at
 beginning of period..........         1.345           1.000           1.000        1.186          1.060       1.140
Accumulation Unit Value at
 end of period................         1.071           0.811           0.793        0.973          0.884       0.967
Number of Accumulation
 Units outstanding at end of
 period.......................     1,031,114         163,429          73,924      793,465          8,900     418,397

                                     1/1/02
                                       TO
                                    12/31/02
                                 --------------
Accumulation Unit Value
 at beginning of period.......          0.610
Accumulation Unit Value at
 end of period................          0.296
Number of Accumulation
 Units outstanding at end of
 period.......................        314,143

                                   AMERICAN
                                  FUNDS GLOBAL
                                     SMALL
                                 CAPITALIZATION
                                  SUB-ACCOUNT
                                 --------------
                                   05/01/01*
                                      TO
                                   12/31/01
                                 --------------
Accumulation Unit Value at
 beginning of period..........          1.479
Accumulation Unit Value at
 end of period................          1.345
Number of Accumulation
 Units outstanding at end of
 period.......................        284,714

                                   MET/AIM
                                  SMALL CAP
                                   GROWTH
                                 SUB-ACCOUNT
                                 -----------
                                   5/1/02*
                                     TO
                                  12/31/02
                                 -----------
Accumulation Unit Value at
 beginning of period..........        1.122
Accumulation Unit Value at
 end of period................        0.848
Number of Accumulation
 Units outstanding at end of
 period.......................      556,582
----------
*  Date these Sub-accounts were first available.

(1) Previously, the Capital Growth Sub-account. Effective May 1, 2002, the Zenith Equity Portfolio of the New England Zenith Fund changed its investment objective and policies and became a "fund of funds" that invests equally in three other series of the Zenith Fund. On or about April 28, 2003, these series of the Zenith Fund were reorganized into newly established portfolios of the Metropolitan Fund. In addition, Capital Growth Management Limited Partnership ("CGM") ceased to be the subadviser to the Zenith Equity Series on May 1, 2002.

(2) Previously, the Westpeak Stock Index Sub-account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A (which commenced operations on May 1,
1990) was substituted for the WestPeak Stock Index Series, which is no longer available for investment under the Contract. Information for dates on or before April 27, 2001 reflects the performance of the Westpeak Stock Index Series since its inception on May 1, 1987. The MetLife Stock Index--Class A Sub-Account is only available to Contract Owners who purchased Contracts prior to May 1, 1995.
                                                          -----

(3) Previously, the Morgan Stanley International Magnum Equity Sub-account. On December 1, 2002, the Putnam International Stock Portfolio (which commenced operations on May 1, 1991) was substituted for the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund, which is no longer available for investment under the Contract. The information shown for the periods prior to December 1, 2002 represents the performance of the Morgan Stanley International Magnum Equity Series since its inception on October 31, 1994.

(4) Previously, the Janus Growth Sub-account. On or about April 28, 2003, the Janus Growth Portfolio merged into the Janus Aggressive Growth Portfolio. Information shown for the Janus Aggressive Growth Portfolio is based on the May 1, 2001 inception of the Janus Growth Portfolio, and reflects the performance of the Janus Growth Portfolio through the date of the merger.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                  CONTRACTS USED WITH TAX
JURISDICTION     QUALIFIED RETIREMENT PLANS    ALL OTHER CONTRACTS
------------     --------------------------    -------------------
California....              0.50%*                    2.35%
Maine.........                --                      2.00%
Nevada........                --                      3.50%
Puerto Rico...              1.00%                     1.00%
South Dakota..                --                      1.25%
West Virginia.              1.00%                     1.00%
Wyoming.......                --                      1.00%

----------
*   Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                TABLE OF CONTENTS

                                       OF

                       STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                           -----
HISTORY...............................................................      II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.                II-3
PERFORMANCE COMPARISONS...............................................      II-3
INVESTMENT ADVICE.....................................................      II-3
CALCULATION OF PERFORMANCE DATA.......................................      II-5
CALCULATION OF YIELDS.................................................     II-20
NET INVESTMENT FACTOR.................................................     II-22
ANNUITY PAYMENTS......................................................     II-22
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS..................     II-23
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS....................     II-24
TAX STATUS OF THE CONTRACTS...........................................     II-25
EXPERTS...............................................................     II-25
LEGAL MATTERS.........................................................     II-26
APPENDIX A............................................................     II-27
FINANCIAL STATEMENTS FOR THE NEW ENGLAND VARIABLE ACCOUNT.............      FF-1
FINANCIAL STATEMENTS FOR METROPOLITAN LIFE INSURANCE COMPANY..........       F-1

If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

                       NEW ENGLAND SECURITIES CORPORATION

                               501 BOYLSTON STREET

                           Boston, Massachusetts 02116

Please send a copy of the Statement of Additional Information for The New England Variable Account (Zenith Accumulator) to:

-------------------------------------

                                      NAME

-------------------------------------

                                     STREET

-------------------------------------

                                 CITY STATE ZIP

                       METROPOLITAN LIFE INSURANCE COMPANY
                        THE NEW ENGLAND VARIABLE ACCOUNT

                               ZENITH ACCUMULATOR

                        SUPPLEMENT DATED OCTOBER 4, 2002
                                     TO THE
                         PROSPECTUS DATED APRIL 30, 1999
                           AS SUPPLEMENTED MAY 1, 2002

     For Contracts issued in New York, the American Funds Growth Fund, the American Funds Growth-Income Fund and the American Funds Global Small Capitalization Fund, each a Portfolio of the American Funds Insurance Series, are now available as investment options.

     However, these Portfolios will be closed to additional investments during the annuity period. In other words, once annuity payments begin, you cannot transfer any Contract Value to any Portfolio of the American Funds Insurance Series.

VA280

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               DESIGNATED OFFICE:

                          ANNUITY ADMINISTRATIVE OFFICE

                                 P.O. Box 14594

                            Des Moines, IA 50306-3594

                          SUPPLEMENT DATED MAY 1, 2002

       TO THE PROSPECTUS DATED APRIL 30, 1999 (AS ANNUALLY SUPPLEMENTED).

This supplement updates certain information in the prospectus dated April 30, 1999 (as annually supplemented), describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2002, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated April 30, 1999, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

   THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM

FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

Condensed financial information containing the accumulation unit value history appears at the end of this supplement. Average annual total return information appears at the end of this supplement.

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Annuity Administrative Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub- account performance and contract values. To obtain more information about these other contracts, contact our Annuity Administrative Office or your registered representative.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period. Before you buy a Contract, ask your registered representative if purchasing a Contract would be advantageous, given the Contract's features, benefits, and charges.

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)..............................              0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)...................            6.5%
   Transfer Fee (per Contract Year)(3)................   $0 on the first twelve
                                                          $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4)...            $30
VARIABLE ACCOUNT ANNUAL EXPENSES(5)
   (as percentage of average net assets)

                                         AMERICAN FUNDS
                                             GROWTH
                                          SUB-ACCOUNT,
                                         AMERICAN FUNDS
                                          GROWTH-INCOME
                                           SUB-ACCOUNT
                                               AND
                                         AMERICAN FUNDS
                                          GLOBAL SMALL        ALL
                                         CAPITALIZATION      OTHER
                                          SUB-ACCOUNT     SUB-ACCOUNTS
                                         --------------   ------------
Mortality and Expense Risk Charge ....        1.20%           .95%
Administration Asset Charge ..........        0.40%           .40%
                                              ----            ---
   Total Variable Account Annual
      Expenses .......................        1.60%          1.35%

                     NEW ENGLAND ZENITH FUND ("ZENITH FUND")

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

(ANTICIPATED EXPENSES FOR 2002 FOR THE FI MID CAP OPPORTUNITIES SERIES)

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
State Street Research
  Money Market Series
  Class A.................     .35%          N/A          .07%            .42%          .07%            .42%
Salomon Brothers
  Strategic Bond
  Opportunities Series
  Class A.................     .65%          N/A          .19%            .84%          .19%            .84%
Salomon Brothers U.S.
  Government Series
  Class A(6)..............     .55%          N/A          .18%            .73%          .15%            .70%
State Street Research
  Bond Income Series
  Class A.................     .40%          N/A          .09%            .49%          .09%            .49%
MFS Total Return Series
  Class A(7)..............     .50%          N/A          .13%            .63%          .13%            .63%
Balanced Series Class A...     .70%          N/A          .13%            .83%          .13%            .83%
Alger Equity Growth
  Series
  Class A.................     .75%          N/A          .09%            .84%          .09%            .84%
Zenith Equity Series
  Class A(8)..............     .66%          N/A          .09%            .75%          .09%            .75%
Davis Venture Value
  Series Class A(9).......     .75%          N/A          .08%            .83%          .08%            .83%
FI Mid Cap
  Opportunities--Class
  B(6)(12)................     .80%          .25%         .50%           1.55%          .15%           1.20%
FI Structured Equity
  Series Class A(9).......     .68%          N/A          .10%            .78%          .10%            .78%
Harris Oakmark Focused
  Value Series
  Class A(9)..............     .75%          N/A          .12%            .87%          .12%            .87%
Loomis Sayles Small Cap
  Series Class A..........     .90%          N/A          .10%           1.00%          .10%           1.00%
MFS Investors Trust
  Series Class A(6).......     .75%          N/A          .62%           1.37%          .15%            .90%
MFS Research Managers
  Series Class A(6).......     .75%          N/A          .31%           1.06%          .15%            .90%

----------
* Our affiliate, MetLife Advisers, LLC ("MetLife Advisers") formerly New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

              METROPOLITAN SERIES FUND, INC. ("METROPOLITAN FUND")

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

(ANTICIPATED EXPENSES FOR 2002 FOR THE STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO)

                         (AS A PERCENTAGE OF NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
Lehman Brothers
  Aggregate Bond Index
  Portfolio
  Class B(12).............     .25%         .25%           .13%           .63%          .13%            .63%
Harris Oakmark Large Cap
  Value Portfolio
  Class E(9)(12)..........     .75%         .15%           .11%          1.01%          .11%           1.01%
Janus Growth Portfolio
  Class B(10)(11)(12).....     .80%         .25%          1.46%          2.51%          .15%           1.20%
MetLife Stock Index
  Portfolio
  Class A(13).............     .25%         N/A            .06%           .31%          .06%            .31%
MetLife Stock Index
  Portfolio
  Class B(12)(14).........     .25%         .25%           .06%           .56%          .06%            .56%
Putnam Large Cap Growth
  Portfolio
  Class A(10).............     .80%         N/A            .32%          1.12%          .20%           1.00%
State Street Research
  Investment Trust
  Portfolio
  Class B(9)(12)..........     .48%         .25%           .05%           .78%          .05%            .78%
State Street Research
  Large Cap Value
  Portfolio
  Class E(10)(12).........     .70%         .15%           .86%          1.71%          .15%           1.00%
Janus Mid Cap Portfolio
  Class B(12).............     .67%         .25%           .07%           .99%          .07%            .99%
MetLife Mid Cap Stock
  Index Portfolio
  Class B(10)(12).........     .25%         .25%           .27%           .77%          .20%            .70%
Neuberger Berman
  Partners Mid Cap Value
  Portfolio
  Class B(9)(12)..........     .69%         .25%           .12%          1.06%          .12%           1.06%
Franklin Templeton Small
  Cap Growth Portfolio
  Class B(10)(11)(12).....     .90%         .25%          1.79%          2.94%          .15%           1.30%
Russell 2000 Index
  Portfolio
  Class B(10)(12).........     .25%         .25%           .31%           .81%          .30%            .80%
State Street Research
  Aurora Portfolio
  Class A.................     .85%         N/A            .13%           .98%          .13%            .98%
Morgan Stanley EAFE
  Index Portfolio
  Class B(10)(12).........     .30%         .25%           .52%          1.07%          .45%           1.00%
Putnam International
  Stock Portfolio
  Class A(9)..............     .90%         N/A            .26%          1.16%          .26%           1.16%

----------
* Our affiliate, MetLife Advisers, is the investment adviser for the Portfolios of the Metropolitan Fund. Prior to May 1, 2001, Metropolitan Life Insurance Company ("MetLife") served as investment manager.

                           MET INVESTORS SERIES TRUST

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL                         OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES      MANAGEMENT      EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE        FEE AFTER        AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------  -------------
Lord Abbett Bond
  Debenture Portfolio
  Class B(12)(15)........       .60%         .25%           .13%           .98%          .57%            .13%           .95%
PIMCO Total Return
  Portfolio
  Class B(11)(12)(15)....       .50%         .25%           .65%          1.40%            0%            .65%           .90%
Met/AIM Mid Cap Core
  Equity Portfolio
  Class B(11)(12)(15)....       .75%         .25%          6.18%          7.18%            0%            .90%          1.15%
Met/AIM Small Cap Growth
  Portfolio
  Class B(11)(12)(15)....       .90%         .25%          4.07%          5.22%            0%           1.05%          1.30%
MFS Mid Cap Growth
  Portfolio
  Class B(11)(12)(15)....       .65%         .25%          1.70%          2.60%            0%            .80%          1.05%
PIMCO Innovation
  Portfolio
  Class B(11)(12)(15)....      1.05%         .25%          2.91%          4.21%            0%           1.10%          1.35%
MFS Research
  International Portfolio
  Class B(11)(12)(15)....       .80%         .25%          4.28%          5.33%            0%           1.00%          1.25%
State Street Research
  Concentrated
  International Portfolio
  Class E(11)(12)(15)....       .85%         .15%          4.59%          5.59%            0%           1.10%          1.25%

----------
* Met Investors Advisory LLC ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust.

                         AMERICAN FUNDS INSURANCE SERIES

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
American Funds Growth
  Fund Class 2(12)........     .37%         25%           .01%            .63%          .01%            .63%
American Funds Growth-
  Income Fund
  Class 2(12).............     .33%         25%           .02%            .60%          .02%            .60%
American Funds Global
  Small Capitalization
  Fund Class 2(12)........     .80%         25%           .03%           1.08%          .03%           1.08%

----------
* Capital Research and Management Company is the investment adviser of the American Funds Insurance Series.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                     TOTAL
                                                                   PORTFOLIO
                                             MANAGEMENT   OTHER    OPERATING
                                                FEE*     EXPENSES  EXPENSES
                                             ----------  --------  ---------
VIP Overseas Portfolio Initial Class(16)...     .73%       .19%       .92%
VIP Equity Income Portfolio Initial
 Class(16).................................     .48%       .10%       .58%

----------
* The investment adviser for the Variable Insurance Products Fund ("VIP") is Fidelity Management & Research Company ("FMR").

EXAMPLES

The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each Eligible Fund for the fiscal year ended December 31, 2001 (or anticipated expenses for 2002), as stated in the Fee Table(17); and (ii) assume that current waivers and reimbursements of fund expenses will remain in effect for the periods shown (these waivers and reimbursements, however, may be terminated at any time);

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
State Street Research Money Market........  $78.99  $112.02  $146.50  $227.21
Salomon Brothers Strategic Bond
  Opportunities...........................   82.95   124.08   166.90   270.04
Salomon Brothers U.S. Government..........   81.63   120.07   160.15   255.99
State Street Research Bond Income.........   79.65   114.04   149.93   234.48
MFS Total Return..........................   80.97   118.06   156.75   248.87
Balanced..................................   82.86   123.79   166.42   269.05
Alger Equity Growth.......................   82.95   124.08   166.90   270.04
Zenith Equity.............................   82.11   121.51   162.57   261.03
Davis Venture Value.......................   82.86   123.79   166.42   269.05
FI Mid Cap Opportunities..................   86.34   134.29   184.02   305.23
FI Structured Equity......................   82.39   122.36   164.01   264.05
Harris Oakmark Focused Value..............   83.23   124.94   168.34   273.03
Loomis Sayles Small Cap...................   84.46   128.63   174.55   285.85
MFS Investors Trust.......................   83.52   125.79   169.77   276.00
MFS Research Managers.....................   83.52   125.79   169.77   276.00
Lehman Brothers Aggregate Bond Index......   80.97   118.06   156.75   248.87
Harris Oakmark Large Cap Value............   84.55   128.91   175.03   286.84
Janus Growth..............................   86.34   134.29   184.02   305.23
MetLife Stock Index Class A...............   77.94   108.83   141.09   215.66
MetLife Stock Index Class B...............   80.31   116.06   153.35   241.71
Putnam Large Cap Growth...................   84.46   128.63   174.55   285.85
State Street Research Investment Trust....   82.39   122.36   164.01   264.05
State Street Research Large Cap Value.....   84.46    85.02    86.34    87.27
Janus Mid Cap.............................   84.36   128.35   174.07   284.87
MetLife Mid Cap Stock Index...............   81.63   120.07   160.15   255.99
Neuberger Berman Partners Mid Cap Value...   85.02   130.33   177.40   291.71
Franklin Templeton Small Cap Growth.......   87.27   137.11   188.73   314.76
Russell 2000 Index........................   82.58   122.94   164.97   266.05
State Street Research Aurora Value .......   84.27   128.06   173.59   283.89
Morgan Stanley EAFE Index.................   84.46   128.63   174.55   285.85
Putnam International Stock................   85.96   133.16   182.13   301.39
Lord Abbett Bond Debenture................   83.99   127.21   172.16   280.95
PIMCO Total Return........................   83.52   125.79   169.77   276.00
Met/AIM Mid Cap Core Equity...............   85.87   132.88   181.67   300.43
Met/AIM Small Cap Growth..................   87.27   137.11   188.73   314.76
MFS Mid Cap Growth........................   84.93   130.05   176.92   290.74
PIMCO Innovation..........................   87.74   138.51   191.06   319.48
MFS Research International................   86.81   135.70   186.38   310.01
State Street Research Concentrated
 International............................   86.81   135.70   186.38   310.01
American Funds Growth.....................   83.33   125.22   168.81   274.03
American Funds Growth-Income..............   83.05   124.36   167.37   271.04
American Funds Global Small
  Capitalization..........................   87.55   137.96   190.13   317.60
VIP Overseas..............................   83.70   126.36   170.73   277.98
VIP Equity-Income.........................   80.50   116.64   154.32   243.76

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(18):

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
State Street Research Money Market........  $18.68  $57.79   $ 99.35  $215.01
Salomon Brothers Strategic Bond
  Opportunities...........................   22.90   70.53    120.73   258.35
Salomon Brothers U.S. Government..........   21.49   66.30    113.66   244.13
State Street Research Bond Income.........   19.39   59.93    102.95   222.37
MFS Total Return..........................   20.79   64.18    110.10   236.93
Balanced..................................   22.80   70.23    120.23   257.34
Alger Equity Growth.......................   22.90   70.53    120.73   258.35
Zenith Equity.............................   22.00   67.82    116.19   249.23
Davis Venture Value.......................   22.80   70.23    120.23   257.34
FI Mid Cap Opportunities..................   26.50   81.32    138.68   293.95
FI Structured Equity......................   22.30   68.72    117.70   252.28
Harris Oakmark Focused Value..............   23.20   71.44    122.24   261.37
Loomis Sayles Small Cap...................   24.50   75.34    128.75   274.34
MFS Investors Trust.......................   23.50   72.34    123.74   264.38
MFS Research Managers.....................   23.50   72.34    123.74   264.38
Lehman Brothers Aggregate Bond Index......   20.79   64.18    110.10   236.93
Harris Oakmark Large Cap Value ...........   24.60   75.64    129.25   275.34
Janus Growth Portfolio....................   26.50   81.32    138.68   293.95
MetLife Stock Index Class A...............   17.57   54.43     93.68   203.33
MetLife Stock Index Class B...............   20.09   62.06    106.53   229.68
Putnam Large Cap Growth...................   24.50   75.34    128.75   274.34
State Street Research Investment Trust....   22.30   68.72    117.70   252.28
State Street Research Large Cap Value.....   24.50   75.34    128.75   274.34
Janus Mid Cap.............................   24.40   75.04    128.75   273.35
MetLife Mid Cap Stock Index...............   21.49   66.30    113.66   244.13
Neuberger Berman Partners MidCap Value....   25.10   77.14    131.74   280.27
Franklin Templeton Small Cap Growth.......   27.49   84.30    143.61   303.59
Russell 2000 Index........................   22.50   69.33    118.71   254.31
State Street Research Aurora Value........   24.30   74.74    127.75   272.36
Morgan Stanley EAFE Index.................   24.50   75.34    128.75   274.34
Putnam International Stock................   26.10   80.13    136.70   290.06
Lord Abbett Bond Debenture................   24.00   73.84    126.25   269.38
PIMCO Total Return........................   23.50   72.34    123.74   264.38
Met/AIM Mid Cap Core Equity...............   26.00   79.83    136.21   289.09
Met/AIM Small Cap Growth..................   27.49   84.30    143.61   303.59
MFS Mid Cap Growth........................   25.00   76.84    131.24   279.29
PIMCO Innovation..........................   27.99   85.78    146.06   308.37
MFS Research International................   27.00   82.81    141.15   298.78
State Street Research Concentrated
 International............................   27.00   82.81    141.15   298.78
American Funds Growth Fund................   23.30   71.74    122.74   262.38
American Funds Growth-Income Fund.........   23.00   70.83    121.23   259.36
American Funds Global Small Cap Fund......   27.79   85.19    145.08   306.46
VIP Overseas..............................   23.70   72.94    124.75   266.38
VIP Equity-Income.........................   20.29   62.67    107.55   231.76

NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4) We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) MetLife Advisers and the Zenith Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses attributable to certain series of the Zenith Fund (other than brokerage costs, interest, taxes or extraordinary expenses), so that total annual expenses of these series will not exceed, at any time prior to April 30, 2003, the following percentages: .70% for Salomon Brothers U.S. Government Series; .90% for the MFS Investors Trust Series; .90% for MFS Research Managers Series; and 1.20% for the FI Mid Cap Opportunities Series. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived or expenses paid if, in the future, actual expenses are less than these expense limits.

(7) The MFS Total Return Series is not an Eligible Fund for Contracts purchased after May 1, 1995.

(8) Effective May 1, 2002, the Zenith Equity Series became a "fund of funds" that invests equally in three other series of the Zenith Fund--the FI Structured Equity Series, the Jennison Growth Series, and the Capital Guardian U.S. Equity Series (together, the "Underlying Series"). The Zenith Equity Series does not have a management fee, but has its own operating expenses, and will also bear indirectly the management fees and other operating expenses of the Underlying Series. Investing in a fund of funds, like the Zenith Equity Series, involves some duplication of expenses, and may be more expensive than investing in a series that is not a fund of funds. The expenses shown for the Zenith Equity Series for the year ended December 31, 2001, have been restated to reflect the impact of such indirect expenses of the Underlying Series, based upon the equal allocation of assets among the three Underlying Series. MetLife Advisers maintains the equal division of assets among the Underlying Series by rebalancing Zenith Equity Series' assets each fiscal quarter. Actual expenses, however, may vary as the allocation of assets to the various Underlying Series will fluctuate slightly during the course of each quarter. The Zenith Fund prospectus provides more specific information on the fees and expenses of the Zenith Equity Series.

(9) Total annual expenses do not reflect expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .82% for the Davis Venture Value; .74% for the FI Structured Equity Series; .84% for the Harris Oakmark Focused Series; .98% for the Harris Oakmark Large Cap Value Portfolio; .75% for the State Street Research Investment Trust Portfolio; .97% for the Neuberger Berman Partners Mid Cap Value Portfolio; and 1.14% for the Putnam International Stock Portfolio.

(10) MetLife Advisers and the Metropolitan Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain Portfolios, so that total annual expenses of these portfolios will not exceed, at any time prior to April 30, 2003, the following percentages:
1.00% for the Putnam Large Cap Growth Portfolio; .80% for the Russell 2000 Index Portfolio; .70% for the MetLife Mid Cap Stock Index Portfolio; 1.00% for the Morgan Stanley EAFE Index Portfolio; 1.20% for the Janus Growth Portfolio; 1.30% for the Franklin Templeton Small Cap Growth Portfolio; and 1.00% for the State Street Research Large Cap Value Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed for fees waived and expenses paid with respect to the Janus Growth Portfolio, the Franklin Templeton Small Cap Growth Portfolio and the State Street Research Large Cap Value Portfolio if, in the future, actual expenses of these portfolios are less than these expense limits.

(11) Total Expenses for the Janus Growth, Franklin Templeton Small Cap Growth, PIMCO Total Return, PIMCO Innovation, MFS Mid Cap Growth, MFS Research International, Met/AIM Mid Cap Core Equity, Met/AIM Small Cap Growth and State Street Research Concentrated International Portfolios are annualized based on the months the Portfolios were in operation in 2001. The Janus Growth and Franklin Templeton Small Cap Growth Portfolios commenced operations on May 1, 2001. The PIMCO Total Return, PIMCO Innovation, MFS Mid Cap Growth and MFS Research International Portfolios commenced operations on February 12, 2001. The Met/AIM Mid Cap Core Equity, Met/AIM Small Cap Growth and State Street Research Concentrated International Portfolios commenced operations on October 9, 2001.

(12) The Zenith Fund, Metropolitan Fund, Met Investors Series Trust and American Funds Insurance Series have adopted Distribution Plans under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plans are described in more detail in the Eligible Funds' prospectuses.

(13) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of the MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(14) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(15) Met Investors Advisory LLC and Met Investors Series Trust have entered into an Expense Limitation Agreement under which Met Investors Advisory has agreed to waive or limit its fees and to assume other expenses so that the total annual expenses of each Portfolio (other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other than extraordinary expenses and 12b-1 fees) will not exceed at any time prior to April 30, 2003, the following percentages: .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the PIMCO Total Return Portfolio; .90% for the Met/AIM Mid Cap Core Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio; .80% for the MFS Mid Cap Growth Portfolio; 1.10% for the PIMCO Innovation Portfolio; 1.00% for the MFS Research International Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

(16) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .87% for VIP Overseas Portfolio and .57% for VIP Equity-Income Portfolio.

(17) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(18) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 13 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO is located at 501 Boylston Street, Boston, Massachusetts 02116. The Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below, is Annuity Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

NEW ENGLAND ZENITH FUND: There are fourteen Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. AN ADDITIONAL SERIES, THE MFS TOTAL RETURN SERIES, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

STATE STREET RESEARCH MONEY MARKET SERIES (FORMERLY THE BACK BAY ADVISORS MONEY MARKET SERIES)

The State Street Research Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series. During extended periods of low interest rates, the yields of the Sub- account investing in the State Street Research Money Market Series may become extremely low and possibly negative.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series' investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series' investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

STATE STREET RESEARCH BOND INCOME SERIES (FORMERLY THE BACK BAY ADVISORS BOND INCOME SERIES)

The State Street Research Bond Income Series' investment objective is a competitive total return primarily from investing in fixed-income securities.

MFS TOTAL RETURN SERIES (FORMERLY THE BACK BAY ADVISORS MANAGED SERIES)

The MFS Total Return Series' investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES

The Balanced Series' investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series' investment objective is long-term capital appreciation.

ZENITH EQUITY SERIES (FORMERLY THE CAPITAL GROWTH SERIES)

The Zenith Equity Series' investment objective is long-term capital appreciation. The Zenith Equity Series seeks to achieve its investment objective by investing in three other Series of the Zenith Fund. The investment objective of each of the Capital Guardian U.S. Equity, Jennison Growth and the FI Structured Equity Series is long-term growth of capital.

DAVIS VENTURE VALUE SERIES

The Davis Venture Value Series' investment objective is growth of capital.

FI MID CAP OPPORTUNITIES SERIES

The FI Mid Cap Opportunities Series' investment objective is long-term growth of capital.

FI STRUCTURED EQUITY SERIES (FORMERLY THE WESTPEAK GROWTH AND INCOME SERIES)

The FI Structured Equity Series' investment objective is long-term growth of capital.

HARRIS OAKMARK FOCUSED VALUE SERIES (FORMERLY THE HARRIS OAKMARK MID CAP VALUE SERIES)

The Harris Oakmark Focused Value Series' investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or other equity securities.

MFS INVESTORS TRUST SERIES (FORMERLY THE MFS INVESTORS SERIES)

The MFS Investors Trust Series' investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS SERIES

The MFS Research Managers Series' investment objective is long-term growth of capital.

METROPOLITAN SERIES FUND, INC.: Currently, there are fourteen Portfolios of the Metropolitan Series Fund that are Eligible Funds under the Contracts. Two additional Portfolios are Eligible Funds for certain Contracts. THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P.A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

HARRIS OAKMARK LARGE CAP VALUE PORTFOLIO

The Harris Oakmark Large Cap Value Portfolio's investment objective is long-term capital appreciation.

JANUS GROWTH PORTFOLIO

The Janus Growth Portfolio's investment objective is long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

PUTNAM LARGE CAP GROWTH PORTFOLIO

The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO (FORMERLY THE STATE STREET RESEARCH GROWTH PORTFOLIO)

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income.

STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO

The State Street Research Large Cap Value Portfolio's investment objective is long-term growth of capital.

JANUS MID CAP PORTFOLIO

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

RUSSELL 2000 INDEX PORTFOLIO

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA PORTFOLIO (FORMERLY THE STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO)

The State Street Research Aurora Portfolio's investment objective is high total return, consisting principally of capital appreciation.

MORGAN STANLEY EAFE INDEX PORTFOLIO

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

MET INVESTORS SERIES TRUST: Currently, there are eight portfolios of the MET Investors Series Trust that are Eligible Funds under the Contracts.

LORD ABBETT BOND DEBENTURE PORTFOLIO

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

MET/AIM MID CAP CORE EQUITY PORTFOLIO

The Met/AIM Mid Cap Core Equity Portfolio's investment objective is long- term growth of capital.

MET/AIM SMALL CAP GROWTH PORTFOLIO

The Met/AIM Small Cap Growth Portfolio's investment objective is long-term growth of capital.

PIMCO INNOVATION PORTFOLIO

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

MFS MID CAP GROWTH PORTFOLIO

The MFS Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO

The MFS Research International Portfolio's investment objective is capital appreciation.

STATE STREET RESEARCH CONCENTRATED INTERNATIONAL PORTFOLIO

The State Street Research Concentrated International Portfolio's investment objective is long-term growth of capital.

AMERICAN FUNDS INSURANCE SERIES: Currently, there are three Funds of the American Funds Insurance Series that are Eligible Funds under Contracts.

AMERICAN FUNDS GROWTH FUND

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield of securities comprising the S&P 500.

INVESTMENT ADVICE

MetLife Advisers, which is an affiliate of the Company, is the investment adviser for each Series of the Zenith Fund. On May 1, 2001, MetLife Advisers became the investment adviser to the Zenith Equity Series. MetLife Advisers oversees and recommends the hiring or replacement of its sub-advisers and is ultimately responsible for the investment performance of these Eligible Funds. The chart below shows the sub-adviser for each series of the Zenith Fund. MetLife Advisers and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                                                 Sub-Adviser
------                                                                 -----------
State Street Research Money Market Series             State Street Research & Management Company*
Salomon Brothers Strategic Bond Opportunities Series  Salomon Brothers Asset Management Inc**
Salomon Brothers U.S. Government Series               Salomon Brothers Asset Management Inc
State Street Research Bond Income Series              State Street Research & Management Company*
MFS Total Return Series                               Massachusetts Financial Services Company***
Balanced Series                                       Wellington Management Company, LLP.
Alger Equity Growth Series                            Fred Alger Management, Inc.
Zenith Equity Series                                  N/A****
Davis Venture Value Series                            Davis Selected Advisers, L.P.+
FI Mid Cap Opportunities Series                       Fidelity Management & Research Company
FI Structured Equity Series                           Fidelity Management & Research Company++
Harris Oakmark Focused Value Series                   Harris Associates L.P.
Loomis Sayles Small Cap Series                        Loomis, Sayles & Company, L.P.
MFS Investors Trust Series                            Massachusetts Financial Services Company
MFS Research Managers Series                          Massachusetts Financial Services Company

----------
* State Street Research & Management Company became the sub-adviser on July 1, 2001. Prior to that time, Back Bay Advisors, L.P. served as sub-adviser.

** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

*** Massachusetts Financial Services Company became the sub-adviser on July 1, 2001. Prior to that time, Back Bay Advisors, L.P. served as sub-adviser.

**** Effective May 1, 2002, the Zenith Equity Series (formerly the Capital
     Growth Series) became a fund of funds that invests equally in three other series of the Zenith Fund--the FI Structured Equity Series, the Jennison Growth Series and the Capital Guardian U.S. Equity Series. Fidelity Management & Research Company is the sub-adviser to the FI Structured Equity Series, Jennison Associates, LLC is the sub-adviser to the Jennison Growth Series and Capital Guardian Trust Company is the sub-adviser to the Capital Guardian U.S. Equity Series. Prior to May 1, 2002, Capital Growth Management Limited Partnership served as sub- adviser to the Capital Growth Series.

+ Davis Selected Advisers, L.P. may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

++ Fidelity Management & Research Company became the sub-adviser on May 1, 2002. Prior to that time, Westpeak Investment Advisors, L.P. served as sub-adviser.

More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities Corporation, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

On May 1, 2001, MetLife Advisers became the investment adviser for the Metropolitan Fund Portfolios. Janus Capital Corporation ("Janus") is the sub-investment manager for the Janus Portfolios. Neuberger Berman Management Inc. ("Neuberger Berman") is the sub-investment manager for the Neuberger Berman Partners Mid Cap Value Portfolio. Putnam Investment Management, LLC is the sub-investment manager of the Putnam Portfolios. State Street Research & Management Company ("State Street Research") is the sub-investment manager for the State Street Research Portfolios. Franklin Advisers, Inc. is the sub-investment manager for the Franklin Templeton Small Cap Growth Portfolio. Harris Associates, L.P. is the sub-investment manager for the Harris Oakmark Large Cap Value Portfolio. Metropolitan Life Insurance Company became the sub-investment manager for the Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios on May 1, 2001. Prior to that time, Metropolitan Life Insurance Company was the investment manager. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Fund Portfolios, see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager (i.e. investment adviser) for the Portfolios of the Met Investors Series Trust Portfolios. Each of the Met Investor Series Trust Portfolios also has an Adviser (i.e. sub-adviser). Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC is the Adviser to the PIMCO Total Return Portfolio. AIM Capital Management, Inc. is the Adviser to the Met/AIM Mid Cap Core Equity and Met/AIM Small Cap Growth Portfolios. Massachusetts Financial Services Company is the Adviser to the MFS Mid Cap Growth and MFS Research International Portfolios. PIMCO Equity Advisors, a division of PIMCO Advisors L.P., is the Adviser to the PIMCO Innovation Portfolio. State Street Research & Management Company is the Adviser to the State Street Research Concentrated International Portfolio. For more information regarding the manager or adviser of the Met Investors Series Trust Portfolios, see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Zenith Fund, Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. We (or our affiliates) may also be compensated with 12b-1 fees from the Eligible Funds, up to .25% of assets. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Zenith Fund, we offer Class A shares for all Series except the FI
     Mid Cap Opportunities Series which is Class B.

..    For the Metropolitan Fund, we offer Class A shares of MetLife Stock Index
     (for Contracts purchased prior to May 1, 1995), Putnam Large Cap Growth, Putnam International Stock and State Street Research Aurora Portfolios, Class B shares of Lehman Brothers Aggregate Bond Index, Janus Growth, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios and Class E shares of the Harris Oakmark Large Cap Value and State Street Research Large Cap Value Portfolios.

..    For the Met Investors Series Trust, we offer Class B shares for all
     Portfolios except the State Street Research Concentrated International Portfolio which is Class E.

..    For the American Funds Insurance Series, we offer Class 2 shares only.

..    For VIP, we offer Initial Class only.

Additionally, shares of the Zenith Fund Series and the Metropolitan Fund Portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to Qualified Plans. Due to differences in tax treatment and other considerations, the interests of various contractowners participating in, and the interests of Qualified Plans investing in the Zenith Fund or the Metropolitan Fund may conflict. The Zenith Fund Board of Trustees and the Metropolitan Fund Board of Directors will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

LOANS

Under current practice, if a Contract loan installment repayment is not made, interest may continue to be charged on any portion of a defaulted loan balance if we are restricted by law from making a full or partial surrender of the Contract to offset the loan.

Your loan will be deemed to be in default if you fail to make three consecutive loan payments or you fail to make any five loan payments when due, (without any grace period). We will tax report as a distribution or deemed distribution the entire unpaid loan balance on any defaulted loan for the year of the default.

Solely for purposes of section 72(p) of the Code and the regulations thereunder dealing with loans and loan defaults (and not for purposes of the three consecutive or five missed payment default trigger or any tax reporting thereon):

1. an administrative grace period will be granted up to the end of the quarter following the quarter in which any missed payment was due, and

2. any subsequent payment made while a missed payment is outstanding will be applied against the missed payments in the order in which they became due.

The application of the three consecutive missed payment and any five missed payment default event under the terms of your loan may result in a loan default and a taxable deemed distribution or distribution to you earlier than required under the income tax regulations.

PREMIUM TAX CHARGE

We also reserve the right to deduct from purchase payments, Contract Value, surrenders or annuity income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the Contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and annuity income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

REQUESTS AND ELECTIONS

We will treat your request for a Contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. Our designated Annuity Administrative Office is New England Life Insurance Company, c/o Annuity Administrative Office, P.O. Box 14594, Des Moines, IA 50306-3594.

Requests for sub-account transfers, address changes or reallocation of future purchase payments may be made:

..    By telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m.
     Eastern Time

..    Through your Registered Representative

..    In writing to New England Life Insurance Company, c/o Annuity
     Administrative Office, P.O. Box 14594 Des Moines, IA 50306-3594, or

..    By fax (515) 457-4301

All other requests must be in written form, satisfactory to us. We may allow requests for a withdrawal over the telephone.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) ("Qualified Plans") of the Internal Revenue Code (the "Code"). (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1997;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

For any tax qualified account (e.g. 401(k) plan or IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for Federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of a specified annual amount or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is a specified annual amount. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, the deductions are phased out and eventually eliminated, depending on the taxpayer's adjusted gross income. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are limited. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. For more information concerning contributions to SEPs and SARSEPs you should obtain a copy of IRS publication 560 Retirement Plans for Small Business. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of distributions from an eligible employer plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of a specified annual amount or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is a specified annual amount. Except in the case of a rollover or a transfer, no more than the specified annual amount can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 100% of includible compensation or the specified annual amount. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a
Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid (or in the case of non-governmental plans, made available) to that employee or executive or his/her Beneficiary. Distributions from governmental Section 457(b) Plans may be rolled over to a Qualified Plan, TSA, IRA or aother governmental Section 457 Plan. With respect to a Section 457(b) Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form, certain distributions of after-tax contributions, and hardship distributions. Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA, governmental Section 457(b) Plan or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Section 457(b) Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of substantially equal periodic payments over the owner's life or life expectancy or the joint lives or life expectancies of the owner and a "designated beneficiary." Caution: changes to the payment stream prior to the later of age 59 1/2 or within 5 years (other than by reason of death or disability), causes retroactive imposition of the penalty tax and interest; or (iv) when distribution is made pursuant to a qualified domestic relations order. Additional exceptions may apply in specified circumstances. Distributions from a governmental Section 457 Plan which are attributable to rollover contributions from IRAs, TSAs and other qualified plans may be subject to the 10% penalty tax with the same exceptions as for qualified plans. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan, TSA Plan or a Section 457 Plan a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or April 1 of the year following the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Section 457 Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. Subject to certain exceptions, the plan must not permit distributions prior to the Annuitant's severance from employment.

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 or the year of retirement and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT ("NON-QUALIFIED CONTRACT")

For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the taxpayer has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled,
(4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (Caution: changes to the payment stream prior to the later of age 59 1/2 or within 5 years (other than by reason of death or disability) causes retroactive imposition of the penalty tax plus interest) (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all Non-qualified deferred annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

Death Proceeds are taxable and generally are included in the income of the recipient as follows:

..    If received under an annuity payment option, they are taxed in the same manner as annuity payments.

..    If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld. We are required to withhold taxes from certain distributions under certain Qualified Contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing discussion of the Federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A competent tax advisor should be consulted for further information.

                       INVESTMENT PERFORMANCE INFORMATION

We may advertise or include in sales literature current and effective yields for the sub-accounts.

YIELDS

The current yield of the State Street Research Money Market Sub-account refers to the annualized income generated by an investment in the Sub-account over a specified 7-day period. The current yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-account (besides the State Street Research Money Market Sub-account) refers to the annualized income generated by an investment in the Sub-account over a specified 30-day or one-month period. The yield is calculated by assuming the income generated by the investment during that 30- day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

                FINANCIAL STATEMENTS AND ACCUMULATION UNIT VALUES

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356- 5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                             STATE STREET
                               RESEARCH
                             MONEY MARKET
                              SUB-ACCOUNT
                             ------------
                               9/29/88*      1/1/89      1/1/90      1/1/91      1/1/92      1/1/93      1/1/94
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/88     12/31/89    12/31/90    12/31/91    12/31/92    12/31/93    12/31/94
                             ------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.384        1.408       1.518       1.620       1.697       1.738       1.766
Accumulation Unit Value
  at end of period.........        1.408        1.518       1.620       1.697       1.738       1.766       1.811
Number of Accumulation
  Units outstanding at
  end of period............      915,605    7,661,069  21,629,006  26,332,938  26,759,532  25,016,975  30,220,356

                             STATE STREET
                               RESEARCH
                             MONEY MARKET
                              SUB-ACCOUNT
                             ------------
                                1/1/95       1/1/96      1/1/97      1/1/98      1/1/99      1/1/00      1/1/01
                                  TO           TO          TO          TO          TO          TO          TO
                               12/31/95     12/31/96    12/31/97    12/31/98    12/31/99    12/31/00    12/31/01
                             ------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.811        1.889       1.959       2.036       2.114       2.190       2.295
Accumulation Unit Value
  at end of period.........        1.889        1.959       2.036       2.114       2.190       2.295       2.353
Number of Accumulation
  Units outstanding at
  end of period............   33,015,018   33,412,517  26,785,902  33,716,959  36,481,209  31,587,553  29,978,672

----------
*    Date these Sub-accounts were first available.

                                SALOMON
                               BROTHERS
                               STRATEGIC
                                 BOND
                             OPPORTUNITIES
                              SUB-ACCOUNT
                             -------------
                               10/31/94*      1/1/95        1/1/96        1/1/97      1/1/98      1/1/99      1/1/00
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/94      12/31/95      12/31/96      12/31/97    12/31/98    12/31/99    12/31/00
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.000         0.984         1.159         1.307       1.433       1.442       1.443
Accumulation Unit Value
  at end of period.........        0.984         1.159         1.307         1.433       1.442       1.443       1.527
Number of Accumulation
  Units outstanding at
  end of period............    1,124,133     6,132,563    15,034,554    23,074,669  24,945,159  20,278,882  16,337,092

                               SALOMON
                               BROTHERS       SALOMON
                               STRATEGIC     BROTHERS
                                 BOND          U.S.
                             OPPORTUNITIES  GOVERNMENT
                              SUB-ACCOUNT   SUB-ACCOUNT
                             -------------  -----------
                                1/1/01       10/31/94*      1/1/95        1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/01      12/31/94      12/31/95      12/31/96    12/31/97    12/31/98    12/31/99
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.527        1.000         1.004         1.139       1.161       1.242       1.319
Accumulation Unit Value
  at end of period.........         1.609        1.004         1.139         1.161       1.242       1.319       1.304
Number of Accumulation
  Units outstanding at
  end of period............    14,819,268      910,020     4,495,184     5,785,148   8,616,135  12,796,204  10,314,952

                               SALOMON
                               BROTHERS                   STATE STREET
                                 U.S.                    RESEARCH BOND
                              GOVERNMENT                    INCOME
                              SUB-ACCOUNT                 SUB-ACCOUNT
                             -------------               -------------
                                1/1/00        1/1/01       10/5/88*       1/1/89      1/1/90      1/1/91      1/1/92
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/00      12/31/01      12/31/88      12/31/89    12/31/90    12/31/91    12/31/92
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...        1.304         1.421         1.631         1.634       1.810       1.930       2.247
Accumulation Unit Value
  at end of period.........        1.421         1.496         1.634         1.810       1.930       2.247       2.398
Number of Accumulation
  Units outstanding at
  end of period............    8,874,230    10,827,033       299,002     4,287,540  10,139,527  17,797,335  28,871,719

                             STATE STREET
                             RESEARCH BOND
                                INCOME
                              SUB-ACCOUNT
                             -------------
                                1/1/93        1/1/94        1/1/95        1/1/96      1/1/97      1/1/98      1/1/99
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/93      12/31/94      12/31/95      12/31/96    12/31/97    12/31/98    12/31/99
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         2.398         2.664         2.540        3.037       3.134       3.429       3.689
Accumulation Unit Value
  at end of period.........         2.664         2.540         3.037        3.134       3.429       3.689       3.622
Number of Accumulation
  Units outstanding at
  end of period............    41,939,487    41,657,182    42,231,987   41,138,874  37,260,367  38,630,894  32,707,422

                             STATE STREET
                             RESEARCH BOND                 MFS TOTAL
                                INCOME                      RETURN
                              SUB-ACCOUNT                SUB-ACCOUNT**
                             -------------               -------------
                                1/1/00        1/1/01       9/21/88*       1/1/89      1/1/90      1/1/91      1/1/92
                                  TO            TO            TO            TO          TO          TO          TO
                               12/31/00      12/31/01      12/31/88      12/31/89    12/31/90    12/31/91    12/31/92
                             -------------  -----------  -------------  ----------  ----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         3.622         3.865        1.042         1.063       1.250       1.272       1.508
Accumulation Unit Value
  at end of period.........         3.865         4.149        1.063         1.250       1.272       1.508       1.588
Number of Accumulation
  Units outstanding at
  end of period............    25,348,903    25,096,234      731,349     9,179,207  18,099,540  26,478,398  41,588,546

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                               MFS TOTAL
                                RETURN
                             SUB-ACCOUNT**
                             -------------
                                1/1/93        1/1/94      1/1/95       1/1/96       1/1/97       1/1/98      1/1/99
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/93      12/31/94    12/31/95     12/31/96     12/31/97     12/31/98    12/31/99
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.588        1.733        1.691        2.190        2.485       3.103       3.664
Accumulation Unit Value
  at end of period.........         1.733        1.691        2.190        2.485        3.103       3.664       3.975
Number of Accumulation
  Units outstanding at
  end of period............    60,696,659   61,961,278   56,145,463   52,130,165   48,490,618  42,358,784  37,391,028

                               MFS TOTAL
                                RETURN                   BALANCED
                             SUB-ACCOUNT**              SUB-ACCOUNT
                             -------------              -----------
                                1/1/00        1/1/01     10/31/94*     1/1/95       1/1/96       1/1/97      1/1/98
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/00      12/31/01    12/31/94     12/31/95     12/31/96     12/31/97    12/31/98
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         3.975        3.789       1.000         0.997        1.227       1.415       1.622
Accumulation Unit Value
  at end of period.........         3.789        3.596       0.997         1.227        1.415       1.622       1.747
Number of Accumulation
  Units outstanding at
  end of period............    30,014,285   24,496,185   1,736,189    10,987,597   20,107,324  28,677,041  30,824,135

                                                                        ALGER
                                                                       EQUITY
                               BALANCED                                GROWTH
                              SUB-ACCOUNT                            SUB-ACCOUNT
                             -------------                           -----------
                                1/1/99        1/1/00      1/1/01      10/31/94*     1/1/95       1/1/96      1/1/97
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/99      12/31/00    12/31/01     12/31/94     12/31/95     12/31/96    12/31/97
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.747        1.636        1.583        1.000        0.956       1.402       1.566
Accumulation Unit Value
  at end of period.........         1.636        1.583        1.492        0.956        1.402       1.556       1.941
Number of Accumulation
  Units outstanding at
  end of period............    27,038,754   19,606,177   17,250,049    1,857,319   24,163,685  40,025,594  44,518,891

                             ALGER EQUITY                                           ZENITH
                                GROWTH                                              EQUITY
                              SUB-ACCOUNT                                         SUB-ACCOUNT
                             -------------                                        -----------
                                1/1/98        1/1/99      1/1/00       1/1/01      9/16/88*      1/1/89      1/1/90
                                  TO            TO          TO           TO           TO           TO          TO
                               12/31/98      12/31/99    12/31/00     12/31/01     12/31/88     12/31/89    12/31/90
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         1.941        2.829        3.744        3.189        4.645       4.612       5.950
Accumulation Unit Value
  at end of period.........         2.829        3.744        3.189        2.767        4.612       5.950       5.666
Number of Accumulation
  Units outstanding at
  end of period............    49,255,773   60,072,409   64,809,207   53,659,494      439,393   5,337,778  12,591,788

                                ZENITH
                                EQUITY
                              SUB-ACCOUNT
                             -------------
                                 1/1/91       1/1/92      1/1/93       1/1/94       1/1/95       1/1/96      1/1/97
                                   TO           TO          TO           TO           TO           TO          TO
                                12/31/91     12/31/92    12/31/93     12/31/94     12/31/95     12/31/96    12/31/97
                             -------------  ----------  -----------  -----------  -----------  ----------  ----------
Accumulation Unit Value
  at beginning of period...         5.666        8.608        7.978        9.050        8.298      11.300      13.496
Accumulation Unit Value
  at end of period.........         8.608        7.978        9.050        8.298       11.300      13.496      16.442
Number of Accumulation
  Units outstanding at
  end of period............    21,719,884   33,645,983   40,091,665   43,592,961   41,663,900  41,363,155  40,200,592

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                                                                                    DAVIS
                               ZENITH                                              VENTURE
                               EQUITY                                               VALUE
                             SUB-ACCOUNT                                         SUB-ACCOUNT
                             -----------                                         -----------
                               1/1/98       1/1/99       1/1/00       1/1/01      10/31/94*     1/1/95       1/1/96
                                 TO           TO           TO           TO           TO           TO           TO
                              12/31/98     12/31/99     12/31/00     12/31/01     12/31/94     12/31/95     12/31/96
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...       16.442      21.752       24.831        23.359       1.000         0.963       1.323
Accumulation Unit Value
  at end of period.........       21.752      24.831       23.359        19.257       0.963         1.323       1.643
Number of Accumulation
  Units outstanding at
  end of period............   33,502,039  38,236,116   27,364,614    22,589,775   3,499,719    19,608,688  34,997,024

                                                                                                 HARRIS
                                DAVIS                                                           OAKMARK
                               VENTURE                                                          FOCUSED
                                VALUE                                                            VALUE
                             SUB-ACCOUNT                                                      SUB-ACCOUNT
                             -----------                                                      -----------
                                1/1/97      1/1/98       1/1/99        1/1/00       1/1/01      10/1/93*     1/1/94
                                  TO          TO           TO            TO           TO           TO          TO
                               12/31/97    12/31/98     12/31/99      12/31/00     12/31/01     12/31/93    12/31/94
                             -----------  ----------  ------------  -----------  -----------  ----------- ----------
Accumulation Unit Value
  at beginning of period...       1.643        2.163        2.442         2.831        3.059       1.125        1.137
Accumulation Unit Value
  at end of period.........       2.163        2.442        2.831         3.059        2.681       1.137        1.119
Number of Accumulation
  Units outstanding at
  end of period............  53,997,107   58,765,470   57,370,889    59,644,558   54,096,701   4,515,611   15,572,344

                                HARRIS
                               OAKMARK
                               FOCUSED
                                VALUE
                             SUB-ACCOUNT
                             -----------
                               1/1/95       1/1/96       1/1/97       1/1/98       1/1/99       1/1/00      1/1/01
                                 TO           TO           TO           TO           TO           TO           TO
                              12/31/95     12/31/96     12/31/97     12/31/98     12/31/99     12/31/00     12/31/01
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...        1.119       1.439        1.669        1.932        1.802        1.784         2.12
Accumulation Unit Value
  at end of period.........        1.439       1.669        1.932        1.802        1.784        2.120        2.672
Number of Accumulation
  Units outstanding at
  end of period............   19,773,057  24,345,379   24,035,279   21,347,155   17,151,815   15,593,693   23,328,209

                               LOOMIS
                               SAYLES
                              SMALL CAP
                             SUB-ACCOUNT
                             -----------
                                5/2/94*     1/1/95       1/1/96        1/1/97       1/1/98       1/1/99      1/1/00
                                  TO          TO           TO            TO           TO           TO          TO
                               12/31/94    12/31/95     12/31/96      12/31/97     12/31/98     12/31/99    12/31/00
                             -----------  ----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...       1.000        0.959        1.219         1.572        1.936        1.878       2.441
Accumulation Unit Value
  at end of period.........       0.959        1.219        1.572         1.936        1.878        2.441       2.535
Number of Accumulation
  Units outstanding at
  end of period............   2,988,971   13,533,326   26,307,748    39,442,109   40,318,239   39,281,394  39,281,394

                               LOOMIS         MFS                        FI
                               SAYLES      INVESTORS   MFS RESEARCH  STRUCTURED
                              SMALL CAP      TRUST       MANAGERS      EQUITY
                             SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                             -----------  -----------  ------------  -----------
                                1/1/01       7/2/01*      7/2/01*      10/1/93*      1/1/94       1/1/95       1/1/96
                                  TO           TO            TO           TO           TO           TO           TO
                               12/31/01     12/31/01      12/31/01     12/31/93     12/31/94     12/31/95     12/31/96
                             -----------  -----------  ------------  -----------  -----------  -----------  ----------
Accumulation Unit Value
  at beginning of period...        2.535      0.898          0.98         1.105         1.132        1.103       1.486
Accumulation Unit Value
  at end of period.........         2.28      0.883          0.88         1.132         1.103        1.486       1.731
Number of Accumulation
  Units outstanding at
  end of period............   31,083,934    311,202       145,465     3,359,317    16,092,325   21,168,965  26,104,465

----------
*    Date these Sub-accounts were first available.

                                                                                               METLIFE
                             FI STRUCTURED                                                   STOCK INDEX
                                EQUITY                                                       SUB-ACCOUNT
                              SUB-ACCOUNT                                                     CLASS A**
                             -------------                                                   -----------
                                 1/1/97        1/1/98      1/1/99      1/1/00      1/1/01      8/1/92*      1/1/93
                                   TO            TO          TO          TO          TO          TO           TO
                                12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/92     12/31/93
                             -------------  -----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................        1.731          2.279       2.799       3.019       2.825        1.592       1.644
Accumulation Unit
  Value at end of
  period...................        2.279          2.799       3.019       2.825       2.399        1.644       1.780
Number of Accumulation
  Units outstanding at
  end of period............   30,306,103     35,514,558  35,663,197  29,466,287  23,932,405   21,583,607  11,017,884

                             METLIFE STOCK
                                 INDEX
                              SUB-ACCOUNT
                               CLASS A**
                             -------------
                                1/1/94         1/1/95      1/1/96      1/1/97      1/1/98      1/1/99       1/1/00
                                  TO             TO          TO          TO          TO          TO           TO
                               12/31/94       12/31/95    12/31/96    12/31/97    12/31/98    12/31/99     12/31/00
                             -------------  -----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         1.780         1.775       2.398       2.898       3.788       4.781        5.678
Accumulation Unit
  Value at end of
  period...................         1.775         2.398       2.898       3.788       4.781       5.678        5.096
Number of Accumulation
  Units outstanding at
  end of period............    14,282,355   15,539,6089  15,623,253  15,874,978  15,292,906  15,111,062   13,740,976

                             METLIFE STOCK     PUTNAM
                                 INDEX      INTERNATIONAL
                              SUB-ACCOUNT       STOCK
                               CLASS A**    SUB-ACCOUNT+
                             -------------  -------------
                                 1/1/01       10/31/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                                   TO            TO            TO          TO          TO          TO          TO          TO
                                12/31/01      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                             -------------  -------------  ----------  ----------  ----------  ----------  ----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         5.096         1.179         1.207       1.265       1.331       1.296       1.371       1.686
Accumulation Unit
  Value at end of
  period...................         3.682         1.207         1.265       1.331       1.296       1.371       1.686       1.494
Number of Accumulation
  Units outstanding at
  end of period............    14,020,250     2,473,991     9,383,114  13,845,613  14,635,944  13,860,555  12,308,176  13,492,682

                                PUTNAM                     PUTNAM
                             INTERNATIONAL                LARGE CAP
                                 STOCK                     GROWTH      OVERSEAS
                              SUB-ACCOUNT+               SUB-ACCOUNT  SUB-ACCOUNT
                             -------------               -----------  -----------
                                 1/1/00        1/1/01       1/22/01     10/1/93*     1/1/94      1/1/95      1/1/96
                                   TO            TO           TO           TO          TO          TO          TO
                                12/31/00      12/31/01     12/31/01     12/31/93    12/31/94    12/31/95    12/31/96
                             -------------  -----------  -----------  -----------  ----------  ----------  ----------
Accumulation Unit
  Value at beginning of
  period...................         1.494         1.494       0.753         1.458       1.532       1.538       1.664
Accumulation Unit
  Value at end of
  period...................         1.170          1.17       0.494         1.532       1.538       1.664       1.859
Number of Accumulation
  Units outstanding at
  end of period............    12,385,212    12,385,212   2,477,760    10,878,551  43,034,544  41,273,183  44,846,316

                                                                                              EQUITY
                               OVERSEAS                                                       INCOME
                              SUB-ACCOUNT                                                   SUB-ACCOUNT
                             -------------                                                  -----------
                                1/1/97        1/1/98      1/1/99      1/1/00      1/1/01     10/1/93*      1/1/94
                                  TO            TO          TO          TO          TO          TO           TO
                               12/31/97      12/31/98    12/31/99    12/31/00    12/31/01    12/31/93     12/31/94
                             -------------  ----------  ----------  ----------  ----------  -----------  ----------
Accumulation Unit
  Value at beginning of
  period...................        1.859         2.046       2.276       3.202       2.556       1.980        1.992
Accumulation Unit
  Value at end of
  period...................        2.046         2.276       3.202       2.556       1.987       1.992        2.104
Number of Accumulation
  Units outstanding at
  end of period............   45,289,247    40,546,153  36,251,177  33,830,970  26,715,225   5,649,743   25,852,849

----------
*    Date these Sub-accounts were first available.

** Previously the Westpeak Stock Index Sub-Account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series, which is no longer available for investment under the Contract. MetLife Stock Index Portfolio--Class A is only available through Contracts purchased prior to May 1, 1995.

+ Previously the Morgan Stanley International Magnum Equity Sub-Account. On December 31, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

                               EQUITY
                               INCOME
                             SUB-ACCOUNT
                             -----------
                                1/1/95       1/1/96        1/1/97       1/1/98        1/1/99        1/1/00       1/1/01
                                  TO           TO            TO           TO            TO            TO           TO
                               12/31/95     12/31/96      12/31/97     12/31/98      12/31/99      12/31/00     12/31/01
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
Accumulation Unit Value
  at beginning of period...        2.104        2.804         3.162        3.996         4.401         4.617       4.939
Accumulation Unit Value
  at end of period.........        2.804        3.162         3.996        4.401         4.617         4.939       4.631
Number of Accumulation
  Units outstanding at end
  of period................   38,010,655   44,037,798    45,104,192   42,926,506    37,676,846    28,617,928  24,530,116

                                                                       STATE
                               LEHMAN                                  STREET                                  NEUBERGER
                              BROTHERS                    METLIFE     RESEARCH                     METLIFE      BERMAN
                              AGGREGATE                 STOCK INDEX  INVESTMENT                    MID CAP      MID CAP
                             BOND INDEX   JANUS GROWTH  SUB-ACCOUNT     TRUST     JANUS MID CAP  STOCK INDEX     VALUE
                             SUB-ACCOUNT   SUB-ACCOUNT    CLASS B    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
                              01/22/01*     05/01/01*    01/22/01*    05/01/01*     01/22/01*     01/22/01*    05/01/01*
                                 TO            TO           TO           TO             TO           TO           TO
                              12/31/01      12/31/01     12/31/01     12/31/01       12/31/01     12/31/01     12/31/01
                             -----------  ------------  -----------  -----------  -------------  -----------  -----------
Accumulation Unit Value
  at beginning of period...       1.077             1        4.149         8.02          2.599        1.036        1.478
Accumulation Unit Value
  at end of period.........       1.131         0.755        3.528        6.526          1.552        1.031        1.503
Number of Accumulation
  Units outstanding at end
  of period................   2,030,131       340,282      268,034       31,594      1,561,722    1,477,934      243,364

                               FRANKLIN                    STATE
                              TEMPLETON                    STREET      MORGAN     LORD ABBETT
                              SMALL CAP   RUSSELL 2000    RESEARCH     STANLEY        BOND                  MFS MID CAP
                               GROWTH        INDEX         AURORA     EAFE/INDEX   DEBENTURE   PIMCO TOTAL   GROWTH
                             SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT     RETURN    SUB-ACCOUNT
                             -----------  ------------  -----------  -----------  -----------  -----------  -----------
                              05/01/01*    01/22/01*     01/22/01*    01/22/01*    05/01/01*    05/01/01*    05/01/01*
                                 TO            TO           TO           TO           TO           TO           TO
                               12/31/01     12/31/01      12/31/01     12/31/01     12/31/01     12/31/01     12/31/01
                             -----------  ------------  -----------  -----------  -----------  -----------  -----------
Accumulation Unit Value
  at beginning of period...          1          1.203         1.234      1.102          1.4        1.001         0.981
Accumulation Unit Value
  at end of period.........       0.88          1.186         1.401      0.853        1.375        1.073         0.824
Number of Accumulation
  Units outstanding at end
  of period................    600,776      1,051,858    11,310,733    639,013      201,510      201,510     1,477,934

                                                                       AMERICAN
                                                          AMERICAN       FUNDS     AMERICAN FUNDS
                                PIMCO     MFS RESEARCH      FUNDS       GROWTH-     GLOBAL SMALL
                             INNOVATION   INTERNATIONAL  GROWTH FUND    INCOME     CAPITALIZATION
                             SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT
                             -----------  -------------  -----------  -----------  --------------
                              05/01/01*     05/01/01*     05/01/01*    05/01/01*     05/01/01*
                                 TO            TO            TO           TO             TO
                              12/31/01      12/31/01      12/31/01     12/31/01       12/31/01
                             -----------  -------------  -----------  -----------  --------------
Accumulation Unit Value
  at beginning of period...      0.823         0.972        13.039        8.544         1.479
Accumulation Unit Value
  at end of period.........       0.61         0.848        11.078        0.824         1.345
Number of Accumulation
  Units outstanding at end
  of period................    172,927       262,661       263,656      315,671       285,228

----------
*    Date these Sub-accounts were first available.

** The MetLife Stock Index Sub-account--Class B Portfolio is only available to Contracts purchased after May 1, 1995.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                  CONTRACTS USED WITH TAX
JURISDICTION                     QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
------------                     --------------------------  -------------------
California.....................             0.50%*                  2.35%
Maine..........................               --                    2.00%
Nevada.........................               --                    3.50%
Puerto Rico....................             1.00%                   1.00%
South Dakota...................               --                    1.25%
West Virginia..................             1.00%                   1.00%
Wyoming........................               --                    1.00%

----------
*    Contracts sold to (S)408(a) IRA Trusts are taxed at 2.35%.

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

                          SUPPLEMENT DATED MAY 1, 2001

       TO THE PROSPECTUS DATED APRIL 30, 1999, AS SUPPLEMENTED MAY 1, 2000

This supplement updates certain information in the prospectus dated April 30, 1999 as supplemented May 1, 2000, describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information ("SAI") dated May 1, 2001, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A complete prospectus dated May 1, 2000, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SEC MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC. THE ADDRESS OF THE SITE IS HTTP://WWW.SEC.GOV.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                   HIGHLIGHTS

Condensed financial information containing the accumulation unit value history appears at the end of this supplement. Average annual total return information appears at the end of this supplement.

For information concerning compensation paid for the sale of Contracts, see "Distribution of the Contracts."

STATE VARIATIONS

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this supplement. This supplement updates certain information in the prospectus. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract and endorsements, contact our Home Office.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your sub- account performance and contract values. To obtain more information about these other contracts, contact our Home Office or your registered representative.

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)...............................              0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)....................            6.5%
   Transfer Fee (per Contract Year)(3).................   $0 on the first twelve
                                                           $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4) ...             $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(AS PERCENTAGE OF AVERAGE NET ASSETS)

                                        AMERICAN FUNDS
                                            GROWTH
                                         SUB-ACCOUNT,
                                        AMERICAN FUNDS
                                         GROWTH-INCOME
                                          SUB-ACCOUNT
                                              AND
                                        AMERICAN FUNDS
                                         GLOBAL SMALL        ALL
                                        CAPITALIZATION      OTHER
                                          SUB-ACCOUNT    SUB-ACCOUNTS
                                        --------------   ------------
Mortality and Expense Risk Charge....        1.20%           .95%
Administration Asset Charge..........        0.40%           .40%
                                             ----           ----
   Total Separate Account Annual
      Expenses.......................        1.60%          1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                               OTHER           TOTAL           OTHER           TOTAL
                                             EXPENSES        EXPENSES        EXPENSES        EXPENSES
                              MANAGEMENT      BEFORE          BEFORE           AFTER           AFTER
                                 FEE*      REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT
                              ----------   -------------   -------------   -------------   -------------
Back Bay Advisors Money
   Market Series Class A...      .35%           .06%            .41%            .06%            .41%
Back Bay Advisors Bond
   Income Series Class A...      .40%           .07%            .47%            .07%            .47%
Salomon Brothers
   Strategic Bond
   Opportunities Series
   Class A.................      .65%           .13%            .78%            .13%            .78%
Salomon Brothers U.S.
   Government Series
   Class A(6)..............      .55%           .16%            .71%            .15%            .70%
Back Bay Advisors
   Managed Series
   Class A(7)..............      .50%           .08%            .58%            .08%            .58%
Balanced Series Class A....      .70%           .10%            .80%            .10%            .80%
Alger Equity Growth
   Series
   Class A ................      .75%           .04%            .79%            .04%            .79%
Capital Growth Series
   Class A(8)..............      .62%           .04%            .66%            .04%            .66%
Davis Venture Value
   Series Class A..........      .75%           .04%            .79%            .04%            .79%
Harris Oakmark Mid Cap
   Value
   Series Class A(6).......      .75%           .21%            .96%            .15%            .90%
Loomis Sayles Small Cap
   Series Class A(6)(8)....      .90%           .06%            .96%            .06%            .96%
MFS Investors Trust
   Series Class A(6).......      .75%           .82%           1.57%            .15%            .90%
MFS Research Manager
   Series Class A(6).......      .75%           .50%           1.25%            .15%            .90%
Westpeak Growth and
   Income Series
   Class A(8)..............      .68%           .05%            .73%            .05%            .73%

----------
* Our affiliate, MetLife Advisers, LLC ("MetLife Advisers") formerly New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

                         METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

(ANTICIPATED EXPENSES FOR 2001 FOR THE JANUS GROWTH AND FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIOS)

                         (AS A PERCENTAGE OF NET ASSETS)

                                                             OTHER           TOTAL           OTHER           TOTAL
                                             12B-1         EXPENSES        EXPENSES        EXPENSES        EXPENSES
                             MANAGEMENT   DISTRIBUTION      BEFORE          BEFORE           AFTER           AFTER
                                FEE*          FEE        REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT   REIMBURSEMENT
                             ----------   ------------   -------------   -------------   -------------   -------------
Lehman Brothers
   Aggregate Bond Index
   Portfolio
   Class B(12)............      .25%          .25%           .12%             .62%           .12%             .62%
Janus Growth Portfolio
   Class B(9)(12).........      .80%          .25%           .29%            1.34%           .15%            1.20%
Janus Mid Cap Portfolio
   Class B(12)............      .66%          .25%           .04%             .95%           .04%             .95%
MetLife Mid Cap Stock
   Index Portfolio
   Class B(9)(10)(12).....      .25%          .25%           .58%            1.08%           .20%             .70%
MetLife Stock Index
   Portfolio
   Class A(13)............      .25%           N/A           .03%             .28%           .03%             .28%
MetLife Stock Index
   Portfolio
   Class B(12)(14)........      .25%          .25%           .03%             .53%           .03%             .53%
Neuberger Berman
   Partners Mid Cap Value
   Portfolio
   Class B(9)(12)(15).....      .70%          .25%           .19%            1.14%           .19%            1.14%
Putnam Large Cap Growth
   Portfolio
   Class A(9)(10).........      .80%           N/A           .59%            1.39%           .20%            1.00%
Franklin Templeton Small
   Cap Growth Portfolio
   Class B(9)(12).........      .90%          .25%           .71%            1.86%           .15%            1.30%
Morgan Stanley EAFE
   Index Portfolio
   Class B(9)(12).........      .30%          .25%           .48%            1.03%           .40%             .95%
Putnam International
   Stock Portfolio
   Class A(11)............      .90%           N/A           .24%            1.14%           .24%            1.14%
Russell 2000 Index
   Portfolio
   Class B(9)(12).........      .25%          .25%           .30%             .80%           .30%             .80%
State Street Research
   Aurora Small Cap Value
   Portfolio
   Class A(9)(10).........      .85%           N/A           .49%            1.34%           .20%            1.05%
State Street Research
   Investment Trust
   Portfolio
   Class B(12)(15)........      .47%          .25%           .03%             .75%           .03%             .75%

----------
* Our affiliate, MetLife Advisers is the investment adviser for the Portfolios of the Metropolitan Fund. Prior to May 1, 2001, Metropolitan Life Insurance Company ("MetLife") served as investment manager.

                           MET INVESTORS SERIES TRUST

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

(ANTICIPATED EXPENSES FOR 2001 FOR THE PIMCO TOTAL RETURN, MFS MID-CAP GROWTH, MFS RESEARCH INTERNATIONAL AND PIMCO INNOVATION PORTFOLIOS.)

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                         OTHER          TOTAL                          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES      MANAGEMENT       EXPENSES      EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE        FEE AFTER        AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------  -------------
Lord Abbett Bond
   Debenture Portfolio
   Class B(12)(16)(17)....       .60%         .25%          .10%            .95%          .60%           .10%            .95%
PIMCO Total Return
   Portfolio
   Class B(12)(16)........       .50%         .25%          .24%            .99%          .41%           .24%            .90%
MFS Mid-Cap Growth
   Portfolio
   Class B(12)(16)........       .65%         .25%          .18%           1.08%          .62%           .18%           1.05%
MFS Reasearch
   International Portfolio
   Class B(12)(16)........       .80%         .25%          .29%           1.34%          .71%           .29%           1.25%
PIMCO Innovation
   Portfolio
   Class B(12)(16)........      1.05%         .25%          .41%           1.71%          .69%           .41%           1.35%

----------
* Met Investors Advisory Corp. ("Met Investors Advisory") is the manager of the Portfolios of the Met Investors Series Trust.

                         AMERICAN FUNDS INSURANCE SERIES

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                          OTHER          TOTAL          OTHER          TOTAL
                                           12B-1        EXPENSES       EXPENSES       EXPENSES       EXPENSES
                            MANAGEMENT  DISTRIBUTION     BEFORE         BEFORE          AFTER          AFTER
                               FEE*         FEE       REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
                            ----------  ------------  -------------  -------------  -------------  -------------
American Funds Growth
   Fund Class 2(12).......     .36%         25%           .02%            .63%          .02%            .63%
American Funds Growth-
   Income Fund
   Class 2(12)............     .34%         25%           .01%            .60%          .01%            .60%
American Funds Global
   Small Capitalization
   Fund Class 2(12).......     .80%         25%           .06%           1.11%          .06%           1.11%

----------
* Capital Research and Management Company is the investment adviser of the American Funds Insurance Series.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2000

                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                 TOTAL PORTFOLIO
                                           MANAGEMENT   OTHER       OPERATING
                                              FEE*     EXPENSES     EXPENSES
                                           ----------  --------  ---------------
VIP Overseas Portfolio Initial
   Class(18).............................     .72%       .17%          .89
VIP Equity Income Portfolio Initial
   Class(18).............................     .48%       .08%          .56

----------
* The investment adviser for Variable Insurance Products Fund ("VIP") is Fidelity Management & Research Company ("FMR").

EXAMPLES

The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each Eligible Fund for the fiscal year ended December 31, 2000, as stated in the Fee Table(1); and (ii) assume that current waivers and reimbursements of fund expenses will remain in effect for the periods shown (these waivers and reimbursements, however, may be terminated at any time);

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
Back Bay Advisors Money Market............  $78.84  $111.59  $145.78  $225.68
Back Bay Advisors Bond Income.............   79.42   113.33   148.72   231.93
Salomon Brothers Strategic Bond
   Opportunities..........................   82.34   122.23   163.79   263.58
Salomon Brothers U.S. Government..........   81.59   119.94   159.92   255.52
Back Bay Advisors Managed.................   80.45   116.49   154.09   243.29
Balanced..................................   82.53   122.81   164.75   265.59
Alger Equity Growth.......................   82.44   122.51   164.26   264.58
Capital Growth............................   81.21   118.79   157.99   251.45
Davis Venture Value.......................   82.44   122.51   164.26   264.58
Harris Oakmark Mid Cap Value..............   83.47   125.66   169.55   275.55
Loomis Sayles Small Cap...................   84.03   127.36   172.42   281.47
MFS Investors Trust*......................   83.47   125.66   169.55   275.55
MFS Research Managers*....................   83.47   125.66   169.55   275.55
Westpeak Growth and Income................   81.87   120.80   161.37   258.55
Lehman Brothers Aggregate Bond Index*.....   80.83   117.65   156.04   247.38
Janus Growth*.............................   86.29   134.16   183.80   304.79
Janus Mid Cap*............................   83.94   127.08   171.94   280.48
MetLife Mid Cap Stock Index*..............   81.59   119.94   159.92   255.52
MetLife Stock Index Class A*..............   77.62   107.83   139.37   211.99
MetLife Stock Index Class B*..............   79.98   115.05   151.66   238.14
Neuberger Berman Partners Mid Cap Value*..   85.73   132.46   180.97   299.01
Putnam Large Cap Growth...................   84.41   128.50   174.33   285.39
Franklin Templeton Small Cap Growth*......   87.23   136.98   188.51   314.31
Morgan Stanley EAFE Index*................   83.94   127.08   171.94   280.48
Putnam International Stock................   85.73   132.46   180.97   299.01
Russell 2000 Index*.......................   82.53   122.81   164.75   265.59
State Street Research Aurora Small Cap
   Value*.................................   84.88   129.92   176.71   290.29
State Street Research Investment Trust*...   82.06   121.38   162.34   260.57
Lord Abbett Bond Debenture*...............   83.94   127.08   171.94   280.48
PIMCO Total Return*.......................   83.47   125.66   169.55   275.55
MFS Mid-Cap Growth*.......................   84.88   129.92   176.71   290.29
MFS Research International*...............   86.76   135.57   186.16   309.56
PIMCO Innovation*.........................   87.70   138.39   190.85   319.05
American Funds Growth*....................   83.28   125.09   168.60   273.56
American Funds Growth-Income*.............   83.00   124.23   167.15   270.58
American Funds Global Small
   Capitalization*........................   87.79   138.66   191.31   319.99
VIP Overseas..............................   83.38   125.37   169.07   274.55
VIP Equity-Income.........................   80.26   115.93   153.12   241.23

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on each Eligible Fund listed below and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(20):

                                            1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                            ------  -------  -------  --------
Back Bay Advisors Money Market............  $18.53  $57.34   $ 98.60  $213.47
Back Bay Advisors Bond Income.............   19.14   59.18    101.68   219.79
Salomon Brothers Strategic Bond
   Opportunities..........................   22.25   68.58    117.47   251.81
Salomon Brothers U.S. Government..........   21.45   66.16    113.42   243.65
Back Bay Advisors Managed.................   20.24   62.52    107.31   231.28
Balanced..................................   22.45   69.19    118.48   253.84
Alger Equity Growth.......................   22.35   68.88    117.97   252.82
Capital Growth............................   21.05   64.95    111.39   239.54
Davis Venture Value.......................   22.35   68.88    117.97   252.82
Harris Oakmark Mid Cap Value..............   23.45   72.20    123.51   263.92
Loomis Sayles Small Cap...................   24.05   74.00    126.52   269.91
MFS Investors Trust.......................   23.45   72.20    123.51   263.92
MFS Research Managers.....................   23.45   72.20    123.51   263.92
Westpeak Growth and Income................   21.75   67.07    114.94   246.72
Lehman Brothers Aggregate Bond Index*.....   20.64   63.74    109.35   235.42
Janus Growth*.............................   26.45   81.18    138.45   293.50
Janus Mid Cap*............................   23.95   73.70    126.02   268.91
MetLife Mid Cap Stock Index*..............   21.45   66.16    113.42   243.65
MetLife Stock Index Class A*..............   17.23   53.37     91.88   199.62
MetLife Stock Index Class B*..............   19.74   61.00    104.76   226.07
Neuberger Berman Partners MidCap Value*...   25.85   79.39    135.48   287.66
Putnam Large Cap Growth...................   24.45   75.20    128.52   273.88
Franklin Templeton Small Cap Growth*......   27.45   84.16    143.38   303.14
Morgan Stanley EAFE Index*................   23.95   73.70    126.02   268.91
Putnam International Stock................   25.85   79.39    135.48   287.66
Russell 2000 Index*.......................   22.45   69.19    118.48   253.84
State Street Research Aurora Small Cap
   Value*.................................   24.95   76.70    131.01   278.83
State Street Research Investment Trust*...   21.95   67.68    115.95   248.76
Lord Abbett Bond Debenture*...............   23.95   73.70    126.02   268.91
PIMCO Total Return*.......................   23.45   72.20    123.51   263.92
MFS Mid-Cap Growth*.......................   24.95   76.70    131.01   278.83
MFS Research International*...............   26.95   82.67    140.92   298.33
PIMCO Innovation*.........................   27.95   85.65    145.83   307.93
American Funds Growth*....................   23.25   71.60    122.51   261.91
American Funds Growth-Income*.............   22.95   70.69    121.00   258.89
American Funds Global Small
   Capitalization*........................   28.05   85.94    146.32   308.88
VIP Overseas..............................   23.35   71.90    123.01   262.91
VIP Equity-Income.........................   20.04   61.92    106.29   229.20

----------
* Availability is subject to any necessary state insurance department approval.

NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) MetLife Advisers (formerly NEIM) voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, MetLife Advisers bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, MetLife Advisers bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are: .70% of average daily net assets for the Salomon Brothers U.S. Government Series; and .90% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors Trust and MFS Research Managers Series. MetLife Advisers may end these expense limits at any time.

(7) The Back Bay Advisors Managed Series is not an Eligible Fund for Contracts purchased after May 1, 1995.

(8) Total annual expenses do not reflect expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been .65% for Capital Growth Series, .95% for Loomis Sayles Small Cap Series and .70% for Westpeak Growth and Income Series.

(9) MetLife Advisers voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching a certain amount or a certain date as follows:

                      SUBSIDIZED EXPENSES
PORTFOLIO                IN EXCESS OF      TOTAL NET ASSETS    DATE
---------             -------------------  ----------------  --------
Morgan Stanley
   EAFE Index......          0.40%           $200 million     4/30/02
Putnam Large Cap
   Growth..........          0.20%           $100 million     4/30/02
MetLife Mid Cap
   Stock Index*....          0.20%           $100 million     6/30/02
Russell 2000
   Index...........          0.30%           $200 million     4/30/02

----------
* MetLife Advisers will continue to pay expenses of the MetLife Mid Cap Stock Index Portfolio through April 30, 2002, irrespective of the total net assets of the Portfolio.

MetLife Advisers will pay the expenses in excess of .20% of the average net assets of the State Street Research Aurora Small Cap Value Portfolio until April 30, 2002.

Prior to November 8, 2000, MetLife (the former investment manager to the Metropolitan Series Fund Inc.'s Portfolios), paid all Expenses in excess of .20% of average net assets of the Neuberger Berman Partners Mid Cap Value Portfolio and .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio until the Portfolios total assets reached $100 million or November 8, 2000 whichever came first.

These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife Advisers can terminate these arrangements at any time upon notice to the Board of Directors and to Fund Shareholders.

MetLife Advisers has voluntarily agreed to pay all expenses (other than brokerage commission, taxes, interest and any extraordinary or nonrecurring expenses) for the Janus Growth and the Franklin Templeton Small Cap Growth Portfolios greater than 1.20% and 1.30%, respectively, of the average net assets through April 30, 2002. Such subsidy is subject to each Portfolio's obligation to repay MetLife Advisers in future years, if any, when the Portfolio's total operating expenses fall below the stated expense limit of 1.20% or 1.30%, respectively.

(10) Total Expenses for the MetLife Mid Cap Stock, State Street Research Aurora Small Cap Value and Putnam Large Cap Growth Portfolios are annualized based on the months the Portfolios were in operation in 2000. The MetLife MidCap Stock Index and the State Street Research Aurora Small Cap Value Portfolios commenced operations on July 5, 2000. The Putnam Large Cap Growth Portfolio commenced operations on May 1, 2000.

(11) Until May 1, 2000, the management fee for the Putnam International Stock Portfolio was .75%.

(12) The Metropolitan Fund, Met Investors Series Trust and American Funds Insurance Series have adopted Distribution Plans under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plans are described in more detail in the Eligible Funds' prospectuses.

(13) The MetLife Stock Index Portfolio Class A is only available to Contracts purchased prior to May 1, 1995. Class A shares of the MetLife Stock Index Portfolio were substituted for the Westpeak Stock Index Series on April 27, 2001.

(14) The MetLife Stock Index Portfolio Class B is only available to Contracts purchased after May 1, 1995.

(15) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements. If we included these reductions, total annual expenses would have been 1.01% for Neuberger Berman Partners Mid Cap Value Portfolio and .74% for State Street Research Investment Trust Portfolio.

(16) Met Investors Advisory Corp. and Met Investors Series Trust have entered into a Expense Limitation Agreement whereby, for a period of at least a year from commencement of operations (February 12, 2001) the total of Management Fees and Other Expenses of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages (excluding 12b-1 fees): .70% for the Lord Abbett Bond Debenture Portfolio; .65% for the PIMCO Total Return Portfolio; .80% for the MFS Mid-Cap Growth Portfolio; 1.00% for the MFS Research International Portfolio; and 1.10% for the PIMCO Innovation Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

(17) Until January 1, 2001, the management fee for the Lord Abbett Bond Debenture Portfolio was .75%.

(18) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .87% for VIP Overseas Portfolio and .55% for VIP Equity-Income Portfolio.

(19) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(20) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

                                   THE COMPANY

The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately nine million individual households in the U.S. and companies and institutions with 33 million employees and members. It also has international insurance operations in 12 countries.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

You will find complete information about the Eligible Funds, including the risks associated with each, in the accompanying prospectuses. They should be read along with this prospectus.

NEW ENGLAND ZENITH FUND: There are thirteen series of the new england zenith fund that are eligible funds under the contracts offered by this prospectus. AN ADDITIONAL SERIES, THE BACK BAY ADVISORS MANAGED SERIES, DESCRIBED BELOW, IS AN ELIGIBLE FUND ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

BACK BAY ADVISORS MONEY MARKET SERIES

The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

BACK BAY ADVISORS BOND INCOME SERIES

The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MANAGED SERIES

The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES (FORMERLY LOOMIS SAYLES BALANCED SERIES)

The Balanced Series investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

DAVIS VENTURE VALUE SERIES

The Davis Venture Value Series investment objective is growth of capital.

HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY GOLDMAN SACHS MIDCAP VALUE SERIES)

The Harris Oakmark Mid Cap Value Series investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or other equity securities.

WESTPEAK GROWTH AND INCOME SERIES

The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

The following two Eligible Funds of the Variable Account are not yet available as of the date of this prospectus. We anticipate that they will become available on or before August 1, 2001. Availability is also subject to any necessary state insurance department approval. You should consult with your registered representative for current information of these two Eligible Funds.

MFS INVESTORS TRUST SERIES (FORMERLY MFS INVESTORS SERIES)

The MFS Investors Trust Series investment objective is long-term growth of capital with a secondary objective to seek reasonable current income.

MFS RESEARCH MANAGERS SERIES

The MFS Research Managers Series investment objective is long-term growth of capital.

METROPOLITAN SERIES FUND, INC.: Currently, there are twelve portfolios of the metropolitan series fund that are eligible funds under the contracts. TWO ADDITIONAL PORTFOLIOS ARE ELIGIBLE FUNDS FOR CERTAIN CONTRACTS. THE METLIFE STOCK INDEX PORTFOLIO CLASS A IS ONLY AVAILABLE TO CONTRACTS PURCHASED PRIOR TO MAY 1, 1995. THE METLIFE STOCK INDEX PORTFOLIO CLASS B IS ONLY AVAILABLE TO CONTRACTS PURCHASED AFTER MAY 1, 1995. SEE THE EXPENSE TABLE--METROPOLITAN SERIES FUND, INC. (P.A-4) FOR EXPENSE DIFFERENCES FOR THESE CLASSES.

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO*

The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO*

The Neuberger Berman Partners Mid Cap Value Portfolio's investment objective is capital growth.

JANUS MID CAP PORTFOLIO*

The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

METLIFE MID CAP STOCK INDEX PORTFOLIO*

The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

METLIFE STOCK INDEX PORTFOLIO CLASS A AND CLASS B*

The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

JANUS GROWTH PORTFOLIO*

The Janus Growth Portfolio's investment objective is long-term growth of capital.

PUTNAM LARGE CAP GROWTH PORTFOLIO*

The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO*

The Franklin Templeton Small Cap Growth Portfolio's investment objective is long-term capital growth.

MORGAN STANLEY EAFE INDEX PORTFOLIO*

The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

PUTNAM INTERNATIONAL STOCK PORTFOLIO*

The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

RUSSELL 2000 INDEX PORTFOLIO*

The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO*

The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

STATE STREET RESEARCH INVESTMENT TRUST PORTFOLIO* (FORMERLY STATE STREET RESEARCH GROWTH PORTFOLIO)

The State Street Research Investment Trust Portfolio's investment objective is long-term growth of capital and income and moderate current income.

MET INVESTORS SERIES TRUST: CURRENTLY, THERE ARE FIVE PORTFOLIOS OF THE MET INVESTORS SERIES TRUST THAT ARE ELIGIBLE FUNDS UNDER THE CONTRACTS.

LORD ABBETT BOND DEBENTURE PORTFOLIO*

The Lord Abbett Bond Debenture Portfolio's investment objective is to provide high current income and the opportunity for capital appreciation to produce a high total return.

PIMCO TOTAL RETURN PORTFOLIO*

The PIMCO Total Return Portfolio's investment objective is to seek maximum total return, consistent with the preservation of capital and prudent investment management.

MFS MID-CAP GROWTH PORTFOLIO*

The MFS Mid-Cap Growth Portfolio's investment objective is long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO*

The MFS Research International Portfolio's investment objective is capital appreciation.

PIMCO INNOVATION PORTFOLIO*

The PIMCO Innovation Portfolio's investment objective is to seek capital appreciation; no consideration is given to income.

AMERICAN FUNDS INSURANCE SERIES: CURRENTLY, THERE ARE THREE FUNDS OF THE AMERICAN FUNDS INSURANCE SERIES THAT ARE ELIGIBLE FUNDS UNDER CONTRACTS.

AMERICAN FUNDS GROWTH FUND*

The American Growth Fund's investment objective is to seek capital appreciation through stocks.

AMERICAN FUNDS GROWTH-INCOME FUND*

The American Growth-Income Fund's investment objective is to seek capital appreciation and income.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND*

The American Global Small Capitalization Fund's investment objective is to seek capital appreciation through stocks.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two portfolios of vip that are eligible funds under the contracts.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

----------
* Availability of these Portfolios is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

MetLife Advisers (formerly New England Investment Management, LLC), which is an affiliate of the Company, is the investment adviser for the remaining series of the Zenith Fund. Effective May 1, 2001, MetLife Advisers became the investment adviser to the Capital Growth Series, and Capital Growth Management Limited Partnership ("CGM") became the sub-adviser. MetLife Advisers oversees and recommends the hiring or replacement of its sub-advisers and is ultimately responsible for the investment performance of these Eligible Funds. The chart below shows the sub-adviser for each series of the Zenith Fund. MetLife Advisers, CGM and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                           Sub-Adviser
------                                           -----------
Back Bay Advisors Money Market
   Series                          Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income
   Series                          Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
   Opportunities Series            Salomon Brothers Asset Management Inc**
Salomon Brothers U.S. Government
   Series                          Salomon Brothers Asset Management Inc
Back Bay Advisors Managed Series   Back Bay Advisors, L.P.
Balanced Series                    Wellington Management Company, LLP.
Alger Equity Growth Series         Fred Alger Management, Inc.
Capital Growth Series              Capital Growth Management Limited Partnership
Davis Venture Value Series         Davis Selected Advisers, L.P.***
Harris Oakmark Mid Cap Value
   Series                          Harris Associates L.P.
Loomis Sayles Small Cap Series     Loomis, Sayles & Company, L.P.
MFS Investors Trust Series         Massachusetts Financial Services Company
MFS Research Managers Series       Massachusetts Financial Services Company
Westpeak Growth and Income
   Series                          Westpeak Investment Advisors, L.P.

----------
* CDC IXIS Asset Management North America, L.P. ("CDC IXIS"), the parent of Back Bay Advisors, L.P., has informed MetLife Advisers that CDC IXIS intends to terminate the operations of Back Bay in the near future. MetLife Advisers will be hiring a new sub-adviser for the Series. Affected Contract Owners will receive further information when a new sub-adviser is hired.

** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

*** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Harris Oakmark Mid Cap Value Series, Loomis Sayles Small Cap Series and Westpeak Growth and Income Series, New England Investment Management became the adviser on May 1, 1995.

The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the sub-adviser. The Harris Oakmark Mid Cap Value Series' sub-adviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the sub-adviser. Harris Associates became the sub-adviser on May 1, 2000.

More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities Corporation, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

Effective May 1, 2001, MetLife Advisers is the investment adviser for the Metropolitan Fund Portfolios. Janus Capital Corporation ("Janus") is the sub-investment manager for the Janus Portfolios. Neuberger Berman Management, Inc. ("Neuberger Berman") is the sub-investment manager for the Neuberger Berman Partners Mid Cap Value Portfolio. Putnam Investment Management, Inc. became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. State Street Research & Management Company ("State Street Research") is the sub-investment manager for the State Street Research Portfolios. Franklin Advisors, Inc. is the sub-investment manager for the Franklin Templeton Small Cap Growth Portfolio. Metropolitan Life Insurance Company became the sub-investment manager for the Lehman Brothers Aggregate Bond Index, MetLife Mid Cap Stock Index, MetLife Stock Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios on May 1, 2001. Prior to that time, Metropolitan Life Insurance Company was the investment manager. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Fund Portfolios, see the Metropolitan Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

Met Investors Advisory Corp. (formerly known as Security First Investment Management Corp.) is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company and is the Manager for the Portfolios of the Met Investors Series Trust Portfolios. Lord, Abbett & Co. is the Adviser to the Lord Abbett Bond Debenture Portfolio. Pacific Investment Management Company LLC is the Adviser to the PIMCO Total Return Portfolio. Massachusetts Financial Services Company is the Adviser to the MFS Mid-Cap Growth and MFS Research International Portfolios. PIMCO Equity Advisors, a division of PIMCO Advisors L.P., is the Adviser to the PIMCO Innovation Portfolio. For more information regarding the manager or adviser of the Met Investors Series Trust Portfolios, see the Met Investors Series Trust prospectus attached at the end of this prospectus and its Statement of Additional Information.

Capital Research and Management Company is the investment adviser for the American Funds Insurance Series Funds. For more information about the investment adviser, see the American Funds Insurance Series prospectus attached at the end of this prospectus and its Statement of Additional Information.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

You can also get information about the Zenith Fund, Metropolitan Fund, Met Investors Series Trust, American Funds Insurance Series or the Variable Insurance Products Fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some Eligible Funds or their advisers (or other affiliates) may pay us more than others and the amounts paid may be significant. New England Securities Corporation ("New England Securities") may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SHARE CLASSES OF THE ELIGIBLE FUNDS

The Eligible Funds offer various classes of shares, each of which has a different level of expenses. Attached prospectuses for the Eligible Funds may provide information for share classes that are not available through the Contract. When you consult the attached prospectus for any Eligible Fund, you should be careful to refer to only the information regarding the class of shares that is available through the Contract. The following classes of shares are available under the Contract:

..    For the Zenith Fund, we offer Class A shares only;

..    For the Metropolitan Fund, we offer Class A shares of MetLife Stock Index
     (for Contracts purchased prior to May 1, 1995), Putnam Large Cap Growth, Putnam International Stock and State Street Research Aurora Small Cap Value Portfolios; and Class B shares of Lehman Brothers Aggregate Bond Index, Janus Growth, Janus Mid Cap, MetLife Mid Cap Stock Index, MetLife Stock Index (for Contracts purchased after May 1, 1995), Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Morgan Stanley EAFE Index, Russell 2000 Index and State Street Research Investment Trust Portfolios;

..    For the Met Investors Series Trust, we offer Class B shares only; and

..    For the American Funds Insurance Series, we offer Class 2 shares only.

..    For VIP, we offer Initial Class only.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Fund is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

MARKET TIMING

Certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of these Eligible Funds for more details.

TRANSFER PRIVILEGE

Certain Eligible Funds may restrict or refuse purchases or redemptions of their shares as a result of certain market timing activities. You should read the prospectuses of the Eligible Funds for more information.

ASSET REBALANCING

We offer an asset rebalancing program for Contract Value. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the sub-accounts periodically (quarterly, semi-annually or annually) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those sub-accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

You may select an asset rebalancing program when you apply for the Contract or at a later date by contacting our Home Office. You specify the percentage allocations to which your Contract Value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the sub-accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. Asset rebalancing cannot continue beyond the Maturity Date or once annuity payments have commenced. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules.

CHARGES

Add this information to the Administration Charges, Contingent Deferred Sales Charge and other Deductions.

We describe these charges below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Contingent Deferred Sales Charge may not fully cover all of the sales and distribution expenses actually incurred by us, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses. We can profit from certain Contract charges. Eligible Fund operating expenses are shown on pages A-3 through A-5.

Add this information to the Mortality and Expense Risk Charge Information.

We deduct a Mortality and Expense Risk Charge from the Variable Account. The charge is at an annual rate of 1.20% of the daily net assets of the American Funds Growth Sub-Account, American Funds Growth-Income Sub-Account and American Funds Global Small Capitalization Sub-Account, and .95% of the daily net assets of each other sub-account. We compute and deduct this charge on a daily basis from the assets in each sub-account. This charge is for the guaranteed annuity rates (so that your annuity payments will not be affected by the mortality rate of others), death benefit, and guarantee of Administration charges, regardless of actual expenses incurred. The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include, but are not limited to, issuing Contracts, maintaining records, making and maintaining sub-accounts available under the Contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and dollar cost averaging. The Mortality and Expense Risk Charge as a percentage of Contract Value will not increase over the life of a Contract. The Mortality and Expense Risk Charge will continue to be assessed if annuity payments are made on a variable basis after annuitization. (See "Annuity Payments.")

If the Mortality and Expense Risk Charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

REQUESTS AND ELECTIONS

We do not currently offer Internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer Internet transactions.

Telephone, facsimile, and computer systems may not always be available. Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT BE PURCHASED FOR USE WITH SUCH PLANS.

For any tax qualified account e.g. 401(k) plan or IRA, the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for Federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2001, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $33,000 and $43,000 for an individual, between $53,000 and $63,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2001) or $35,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of certain distributions (as defined in the Code) from a Qualified Plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,500 for 2001. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a
Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. Additional exceptions may apply in specified circumstances. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or April 1 of the year following the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 or the year of retirement and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT ("NON-QUALIFIED CONTRACT")

For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. Those held by a corporation or certain trusts) generally will not be treated as an annuity contract for federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the taxpayer has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled,
(4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all Non-qualified deferred annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

Death Proceeds are taxable and generally are included in the income of the recipient as follows:

..    If received under an annuity payment option, they are taxed in the same manner as annuity payments.

..    If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

                          DISTRIBUTION OF THE CONTRACTS

We have entered into a distribution agreement with New England Securities for the distribution and sale of the Contracts. Pursuant to this agreement, New England Securities serves as principal underwriter for the Contracts. New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly owned subsidiary of the Company, is located at 399 Boylston Street, Boston, Massachusetts 02116. New England Securities is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

New England Securities offers the Contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about New England Securities and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. We also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with New England Securities are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

We pay sales commissions for the sale of the Contracts. Sales commissions may vary, but are expected not to exceed 8% of purchase payments. We do not currently but reserve the right to pay lower commissions on purchase payments allocated to the Fixed Account and/or Guaranteed Account than we do for purchase payments allocated to the Variable Account. We pay compensation either as a percentage of purchase payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or in some cases, a combination of both. All or a portion of commissions may be returned if the Contract is not continued through the first Contract year.

New England Securities may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the Contracts. Under these agreements, the commissions paid to the broker-dealer on behalf of the registered representative are not expected to exceed those described above; selling firms may retain a portion of commissions.

New England Securities does not retain any override as distributor for the Contracts. However, New England Securities' operating and other expenses are paid for by the Company. Also, New England Securities or an affiliate may receive 12b-1 fees from certain Eligible Funds.

Because registered representatives of New England Securities are also agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that the Company offers, such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Variable Account.

                FINANCIAL STATEMENTS AND ACCUMULATION UNIT VALUES

Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356- 5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                        BACK BAY
                        ADVISORS
                      MONEY MARKET
                      SUB-ACCOUNT
                      ------------
                        9/29/88*       1/1/89       1/1/90       1/1/91       1/1/92       1/1/93       1/1/94
                           TO            TO           TO           TO           TO           TO           TO
                        12/31/88      12/31/89     12/31/90     12/31/91     12/31/92     12/31/93     12/31/94
                      ------------   ----------   ----------   ----------   ----------   ----------   ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.384          1.408        1.518        1.620        1.697        1.738        1.766
2. Accumulation
   Unit Value at
   end of period...        1.408          1.518        1.620        1.697        1.738        1.766        1.811
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...      915,605      7,661,069   21,629,006   26,332,938   26,759,532   25,016,975   30,220,356

                        BACK BAY
                        ADVISORS
                      MONEY MARKET
                      SUB-ACCOUNT
                      ------------
                         1/1/95        1/1/96       1/1/97       1/1/98       1/1/99       1/1/00
                           TO            TO           TO           TO           TO           TO
                        12/31/95      12/31/96     12/31/97     12/31/98     12/31/99     12/31/00
                      ------------   ----------   ----------   ----------   ----------   ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........         1.811         1.889        1.959        2.036        2.114        2.190
2. Accumulation
   Unit Value at
   end of period...         1.889         1.959        2.036        2.114        2.190        2.295
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...    33,015,018    33,412,517   26,785,902   33,716,959   36,481,209   31,587,553

                      BACK BAY
                      ADVISORS
                    BOND INCOME
                    SUB-ACCOUNT
                    ------------
                      10/5/88*     1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                         TO          TO         TO         TO         TO         TO         TO         TO         TO         TO
                      12/31/88    12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                    ------------ ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.631       1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134
2. Accumulation
   Unit Value at
   end of period...       1.634       1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134      3.429
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...     299,002   4,287,540 10,139,527 17,797,335 28,871,719 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367

----------
*    Date these Sub-accounts were first available.

                                                             SALOMON
                      BACK BAY                               BROTHERS
                      ADVISORS                            STRATEGIC BOND
                     BOND INCOME                          OPPORTUNITIES
                     SUB-ACCOUNT                           SUB-ACCOUNT
                     -----------                          --------------
                       1/1/98       1/1/99      1/1/00      10/31/94*       1/1/95      1/1/96      1/1/97      1/1/98
                         TO           TO          TO            TO            TO          TO          TO          TO
                      12/31/98     12/31/99    12/31/00      12/31/94      12/31/95    12/31/96    12/31/97    12/31/98
                     -----------  ----------  ----------  --------------  ----------  ----------  ----------  -----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        3.429       3.689       3.622         1.000         0.984       1.159       1.307       1.433
2. Accumulation
   Unit Value at
   end of period...        3.689       3.622       3.865         0.984         1.159       1.307       1.433       1.442
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   38,630,894  32,707,422  25,348,903     1,124,133     6,132,563  15,034,554  23,074,669  24,945,159

                       1/1/99      1/1/00
                         TO          TO
                      12/31/99    12/31/00
                     ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.442       1.443
2. Accumulation
   Unit Value at
   end of period...       1.443       1.527
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  20,278,882  16,337,092

                         SALOMON                                                                            BACK BAY
                        BROTHERS                                                                            ADVISORS
                     U.S. GOVERNMENT                                                                          MANAGED
                       SUB-ACCOUNT                                                                        SUB-ACCOUNT**
                     ---------------                                                                      -------------
                        10/31/94*      1/1/95     1/1/96     1/1/97      1/1/98      1/1/99     1/1/00      9/21/88*
                           TO            TO         TO         TO          TO          TO         TO           TO
                        12/31/94      12/31/95   12/31/96   12/31/97    12/31/98    12/31/99   12/31/00     12/31/88
                     ---------------  ---------  ---------  ---------  ----------  ----------  ---------  -------------
1. Accumulation
   Unit Value at
   beginning of
   period..........         1.000         1.004      1.139      1.161       1.242       1.319      1.304        1.042
2. Accumulation
   Unit Value at
   end of period...         1.004         1.139      1.161      1.242       1.319       1.304      1.421        1.063
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...       910,020     4,495,184  5,785,148  8,616,135  12,796,204  10,314,952  8,874,230      731,349

                      1/1/89      1/1/90
                        TO          TO
                     12/31/89    12/31/90
                     ---------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.063       1.250
2. Accumulation
   Unit Value at
   end of period...      1.250       1.272
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  9,179,207  18,099,540

                       BACK BAY
                       ADVISORS
                        MANAGED
                     SUB-ACCOUNT**
                     -------------
                        1/1/91        1/1/92      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98
                          TO            TO          TO          TO          TO          TO          TO          TO
                       12/31/91      12/31/92    12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                     -------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.272         1.508       1.588       1.733       1.691       2.190       2.485       3.103
2. Accumulation
   Unit Value at
   end of period...        1.508         1.588       1.733       1.691       2.190       2.485       3.103       3.664
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   26,478,398    41,588,546  60,696,659  61,961,278  56,145,463  52,130,165  48,490,618  42,358,784

                       1/1/99      1/1/00
                         TO          TO
                      12/31/99    12/31/00
                     ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       3.664       3.975
2. Accumulation
   Unit Value at
   end of period...       3.975       3.789
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  37,391,028  30,014,285

                      BALANCED
                     SUB-ACCOUNT
                     -----------
                      10/31/94*     1/1/95     1/1/96*      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.997       1.227       1.415       1.622       1.747       1.636
2. Accumulation
   Unit Value at
   end of period...       0.997        1.227       1.415       1.622       1.747       1.636       1.583
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   1,736,189   10,987,597  20,107,324  28,677,041  30,824,135  27,038,754  19,606,177

----------
*    Date these Sub-accounts were first available.

** This Sub-account is only available through Contracts purchased prior to May 1, 1995.

                        ALGER
                       EQUITY
                       GROWTH
                     SUB-ACCOUNT
                     -----------
                      10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.956       1.402       1.566       1.941       2.829       3.744
2. Accumulation
   Unit Value at
   end of period...       0.956        1.402       1.566       1.941       2.829       3.744       3.189
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   1,857,319   24,163,685  40,025,594  44,518,891  49,255,773  60,072,409  64,809,207

                       CAPITAL
                       GROWTH
                     SUB-ACCOUNT
                     -----------
                       9/16/88*     1/1/89     1/1/90      1/1/91      1/1/92      1/1/93      1/1/94      1/1/95      1/1/96
                          TO          TO         TO          TO          TO          TO          TO          TO          TO
                       12/31/88    12/31/89   12/31/90    12/31/91    12/31/92    12/31/93    12/31/94    12/31/95    12/31/96
                     -----------  ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      4.645         4.612       5.950       5.666       8.608       7.978       9.050       8.298      11.300
2. Accumulation
   Unit Value at
   end of period...      4.612         5.950       5.666       8.608       7.978       9.050       8.298      11.300      13.496
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...    439,393     5,337,778  12,591,788  21,719,884  33,645,983  40,091,665  43,592,961  41,663,900  41,363,155

                       1/1/97
                         TO
                      12/31/97
                     ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      13.496
2. Accumulation
   Unit Value at
   end of period...      16.442
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  40,200,592

                                                             DAVIS
                       CAPITAL                              VENTURE
                       GROWTH                                VALUE
                     SUB-ACCOUNT                          SUB-ACCOUNT
                     -----------                          -----------
                       1/1/98       1/1/99      1/1/00     10/31/94*     1/1/95      1/1/96      1/1/97      1/1/98      1/1/99
                         TO           TO          TO          TO           TO          TO          TO          TO          TO
                      12/31/98     12/31/99    12/31/00    12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99
                     -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       16.442      21.752      24.831        1.000       0.963       1.323       1.643       2.163       2.442
2. Accumulation
   Unit Value at
   end of period...       21.752      24.831      23.359        0.963       1.323       1.643       2.163       2.442       2.831
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   33,502,039  38,236,116  27,364,614    3,499,719  19,608,688  34,997,024  53,997,107  58,765,470  57,370,889

                       1/1/00
                         TO
                      12/31/00
                     ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       2.831
2. Accumulation
   Unit Value at
   end of period...       3.059
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...  59,644,558

                       HARRIS
                       OAKMARK
                       MID CAP
                        VALUE
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96       1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO           TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96     12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value
   at beginning
   of period.......       1.125        1.137       1.119       1.439        1.669       1.932       1.802       1.784
2. Accumulation
   Unit Value at
   end of period...       1.137        1.119       1.439       1.669        1.932       1.802       1.784       2.120
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   4,515,611   15,572,344  19,773,057  24,345,379   24,035,279  21,347,155  17,151,815  15,593,693

----------
*    Date these Sub-accounts were first available.

                       LOOMIS
                       SAYLES
                      SMALL CAP
                     SUB-ACCOUNT
                     -----------
                       5/2/94*      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO
                      12/31/94     12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000        0.959       1.219       1.572       1.936       1.878       2.441
2. Accumulation
   Unit Value at
   end of period...       0.959        1.219       1.572       1.936       1.878       2.441       2.535
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   2,988,971   13,533,326  26,307,748  39,442,109  40,318,239  32,700,411  39,281,394

                      WESTPEAK
                       GROWTH
                     AND INCOME
                     SUB-ACCOUNT
                     -----------
                      10/1/93*      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO          TO
                      12/31/93     12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.105        1.132       1.103       1.486       1.731       2.279       2.799       3.019
2. Accumulation
   Unit Value at
   end of period...       1.132        1.103       1.486       1.731       2.279       2.799       3.019       2.825
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   3,359,317   16,092,325  21,168,965  26,104,465  30,306,103  35,514,558  35,663,197  29,466,287

                       METLIFE
                        STOCK
                        INDEX
                     SUB-ACCOUNT
                      CLASS A**
                     -----------
                       1/1/92*      1/1/93      1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                         TO           TO          TO          TO          TO          TO          TO          TO          TO
                      12/31/92     12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.592        1.644       1.780       1.775       2.398       2.898       3.788       4.781       5.678
2. Accumulation
   Unit Value at
   end of period...       1.540        1.780       1.775       2.398       2.898       3.788       4.781       5.678       5.096
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   2,583,607   11,017,884  14,282,355  15,539,608  15,623,253  15,874,978  15,292,906  15,111,062  13,740,976

----------
*    Date these Sub-accounts were first available.

** Previously the Westpeak Stock Index Sub-Account. On April 27, 2001, the MetLife Stock Index Portfolio--Class A was substituted for the Westpeak Stock Index Series, which is no longer available for investment under the Contract. MetLife Stock Index Portfolio--Class A is only available through Contracts purchased prior to May 1, 1995.

                           PUTNAM
                     INTERNATIONAL STOCK
                        SUB-ACCOUNT**
                     -------------------
                          10/31/94*         1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                             TO               TO          TO          TO          TO          TO          TO
                          12/31/94         12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -------------------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........            1.000           1.024       1.073       1.129       1.100       1.164       1.431
2. Accumulation
   Unit Value at
   end of period...            1.024           1.073       1.129       1.100       1.164       1.431       1.494
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...        2,916,120      11,062,106  16,322,862  17,243,803  16,325,447  14,501,457  13,492,682

                      OVERSEAS
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO          TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........        1.458       1.532       1.538       1.664       1.859       2.046       2.276       3.202
2. Accumulation
   Unit Value at
   end of period...        1.532       1.538       1.664       1.859       2.046       2.276       3.202       2.556
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   10,878,551  43,034,544  41,273,183  44,846,316  45,289,247  40,546,153  36,251,177  33,830,970

                       EQUITY-
                       INCOME
                     SUB-ACCOUNT
                     -----------
                       10/1/93*     1/1/94      1/1/95      1/1/96      1/1/97      1/1/98      1/1/99      1/1/00
                          TO          TO          TO          TO          TO          TO          TO          TO
                       12/31/93    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98    12/31/99    12/31/00
                     -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.980        1.992       2.104       2.804       3.162       3.996       4.401       4.617
2. Accumulation
   Unit Value at
   end of period...       1.992        2.104       2.804       3.162       3.996       4.401       4.617       4.939
3. Number of
   Accumulation
   Units
   outstanding at
   end of period...   5,649,743   25,852,849  38,010,655  44,037,798  45,104,192  42,926,506  37,676,846  28,617,928

----------
*    Date these Sub-accounts were first available.

** Previously the Morgan Stanley International Magnum Equity Sub-Account. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                     CONTRACTS USED WITH TAX
JURISDICTION                       QUALIFIED RETIREMENT PLANS  ALL OTHER CONTRACTS
------------                       --------------------------  -------------------
California.......................             0.50%                   2.35%
Maine............................               --                    2.00%
Nevada...........................               --                    3.50%
Puerto Rico......................             1.00%                   1.00%
South Dakota.....................               --                    1.25%
West Virginia....................             1.00%                   1.00%
Wyoming..........................               --                    1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                              ZENITH ACCUMULATOR

                      METROPOLITAN LIFE INSURANCE COMPANY

                       THE NEW ENGLAND VARIABLE ACCOUNT

                       Supplement dated January 22, 2001

                                      To

                        Prospectuses Dated May 1, 2000

   This supplement updates certain information contained in the prospectuses dated May 1, 2000 and April 30, 1999, as supplemented May 1, 2000.

1. PAGE A-1 OF YOUR PROSPECTUS IS AMENDED TO INCLUDE THE FOLLOWING ELIGIBLE
FUNDS:

METROPOLITAN SERIES FUND, INC. ("METROPOLITAN FUND")

Putnam Large Cap Growth Portfolio
State Street Research Aurora Small Cap Value Portfolio*
Janus Mid Cap Portfolio*

Lehman Brothers(R) Aggregate Bond Index Portfolio*
MetLife Stock Index Portfolio*+

MetLife Mid Cap Stock Index Portfolio*

Morgan Stanley EAFE(R) Index Portfolio*

Russell 2000(R) Index Portfolio*
--------
* Availability is subject to any necessary state insurance department approval. + Available to contracts purchased AFTER May 1, 1995.

2. During the second quarter of 2001, Metropolitan Life Insurance Company anticipates replacing the Westpeak Stock Index Series of the New England Zenith Fund with the MetLife Stock Index Portfolio of the Metropolitan Fund for all contracts purchased prior to May 1, 1995.

3. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

4. You may allocate contract value to a maximum of twenty sub-accounts (including the Fixed Account) at any time.

5. THE "EXPENSE TABLE" IS REPLACED WITH THE FOLLOWING:

                                 EXPENSE TABLE

   The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                               VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
Sales Charge Imposed on Purchases (as a percentage of Contract Value)...........           0%
Maximum Contingent Deferred Sales Charge(2) (as a percentage of Contract Value).          6.5%
Transfer Fee (per Contract Year)(3)............................................. $0 on the first twelve
                                                                                   $10 each thereafter
ANNUAL CONTRACT FEE
    Administration Contract Charge (per Contract)(4)............................           $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
    Mortality and Expense Risk Charge...........................................           .95%
    Administration Asset Charge.................................................           .40%
                                                                                          ----
       Total Separate Account Annual Expenses...................................          1.35%

                            NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED 12/31/99

 (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                OTHER                                       TOTAL
                                              EXPENSES    TOTAL EXPENSES OTHER EXPENSES   EXPENSES
                                 MANAGEMENT    BEFORE         BEFORE         AFTER          AFTER
REIMBURSEMENT                      FEES*    REIMBURSEMENT REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
-------------                    ---------- ------------- -------------- -------------- -------------
Back Bay Advisors Money
  Market Series.................    .35%         .05%           .40%          .05%           .40%
Back Bay Advisors Bond Income
  Series........................    .40%         .08%           .48%          .08%           .48%
Salomon Brothers Strategic Bond
  Opportunities Series..........    .65%         .16%           .81%          .16%           .81%
Salomon Brothers U.S.
  Government Series(6)..........    .55%         .17%           .72%          .15%           .70%
Back Bay Advisors Managed
  Series(8).....................    .50%         .08%           .58%          .08%           .58%
Balanced Series.................    .70%         .07%           .77%          .07%           .77%
Alger Equity Growth Series......    .75%         .05%           .80%          .05%           .80%
Capital Growth Series...........    .62%         .04%           .66%          .04%           .66%
Davis Venture Value Series......    .75%         .06%           .81%          .06%           .81%
Harris Oakmark Mid Cap Value
  Series(6).....................    .75%         .13%           .88%          .13%           .88%
Loomis Sayles Small Cap
  Series(6)(7)..................    .90%         .20%          1.10%          .10%          1.00%
Westpeak Growth and Income
  Series........................    .68%         .06%           .74%          .06%           .74%
Westpeak Stock Index
  Series(8).....................    .25%         .10%           .35%          .10%           .35%

--------
* Our affiliate, New England Investment Management, LLC, is the investment adviser for the Series of the Zenith Fund.

                        METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999

(ANTICIPATED EXPENSES FOR 2000 FOR THE PUTNAM LARGE CAP GROWTH, STATE STREET RESEARCH AURORA SMALL CAP VALUE AND METLIFE MID CAP STOCK INDEX PORTFOLIOS)

(AS A PERCENTAGE OF NET ASSETS)

      TOTAL                                      OTHER         TOTAL         OTHER         TOTAL
     EXPENSES                      12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
      AFTER          MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
   REIMBURSEMENT       FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
-------------------- ---------- ------------ ------------- ------------- ------------- -------------
Putnam Large
  Cap Growth
  Portfolio(9)......    .80%        N/A           .59%         1.39%          .20%         1.00%
Putnam
  International
  Stock
  Portfolio.........    .90%        N/A           .22%         1.12%          .22%         1.12%
State Street
  Research
  Aurora Small
  Cap Value
  Portfolio(9)......    .85%        N/A           .23%         1.08%          .20%         1.05%
Janus Mid Cap
  Portfolio(9)(10)..    .67%        .25%          .04%          .96%          .04%          .96%
Lehman Brothers
  Aggregate
  Bond Index
  Portfolio(9)(10)..    .25%        .25%          .15%          .65%          .15%          .65%
MetLife Stock
  Index
  Portfolio(10)(11).    .25%        .25%          .04%          .54%          .04%          .54%
MetLife Mid
  Cap Stock
  Index
  Portfolio(9)(10)..    .25%        .25%          .65%         1.15%          .20%          .70%
Morgan Stanley
  EAFE Index
  Portfolio(9)(10)..    .30%        .25%         1.47%         2.02%          .40%          .95%
Russell 2000
  Index
  Portfolio(9)(10)..    .25%        .25%          .64%         1.14%          .30%          .80%

--------
* Metropolitan Life Insurance Company ("MetLife") is the investment adviser for the Portfolios of the Metropolitan Fund.

                       VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999

(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                   TOTAL
                                                                                 PORTFOLIO
                                                             MANAGEMENT  OTHER   OPERATING
                                                               FEES*    EXPENSES EXPENSES
                                                             ---------- -------- ---------
VIP Overseas Portfolio (12).................................    .73%      .18%      .91%
VIP Equity Income Portfolio (12)............................    .48%      .09%      .57%

--------
* The investment adviser for VIP is Fidelity Management & Research Company ("FRM").

6. THE "EXAMPLE" CHART IS AMENDED TO INCLUDE THE FOLLOWING:

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense tables above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(13)) For purchase payments allocated to each of the Series indicated:

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying New England Zenith Fund Series, Metropolitan Fund Portfolio or VIP Portfolio and 2) that you surrender your Contract or that you elect to annuitize under a period certain option for a specified period of less than 15 years, at the end of each time period (a contingent deferred sales charge will apply at the end of 1 year, 3 years and 5 years):

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
 Putnam Large Cap Growth....................... 84.44  128.57  174.45   285.65
 Putnam International Stock.................... 85.57  131.97  180.15   297.33
 State Street Research Aurora Small Cap Value*. 84.91  129.99  176.83   290.53
 Janus Mid Cap*................................ 84.06  127.44  172.55   281.73
 Lehman Brothers Aggregate Bond Index*......... 81.14  118.59  157.62   250.70
 MetLife Stock Index*.......................... 80.10  115.42  152.27   239.43
 MetLife Mid Cap Stock Index*.................. 81.61  120.02  160.05   255.77
 Morgan Stanley EAFE Index*.................... 83.97  127.15  172.07   280.74
 Russell 2000 Index*........................... 82.56  122.87  164.87   265.84
 VIP Overseas.................................. 83.59  126.02  170.15   276.80
 VIP Equity-Income............................. 80.39  116.29  153.74   242.53

You would pay the following expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying New England Zenith Fund Series, Metropolitan Fund Portfolio or VIP Portfolio and 2) that you do not surrender your Contract or that you elect to annuitize under a life contingency option, or under a period certain option for a minimum specified period of 15 years, at the end of each time period (no contingent deferred sales charge will apply)(14):

                                                1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                                ------ ------- ------- --------
 Putnam Large Cap Growth....................... 24.48   75.28  128.65   274.14
 Putnam International Stock.................... 25.68   78.87  134.62   285.96
 State Street Research Aurora Small Cap Value*. 24.98   76.78  131.14   279.08
 Janus Mid Cap*................................ 24.08   74.08  126.65   270.17
 Lehman Brothers Aggregate Bond Index*......... 20.97   64.73  111.01   238.78
 MetLife Stock Index*.......................... 19.87   61.39  105.40   227.38
 MetLife Mid Cap Stock Index*.................. 21.47   66.24  113.55   243.91
 Morgan Stanley EAFE Index*.................... 23.98   73.78  126.15   269.17
 Russell 2000 Index*........................... 22.48   69.26  118.61   254.10
 VIP Overseas.................................. 23.58   72.58  124.14   265.18
 VIP Equity-Income............................. 20.17   62.30  106.94   230.51

--------
* Availability of these portfolios is subject to any necessary state insurance department approval.

7. THE "NOTES" TO THE EXPENSE TABLE IS REPLACED WITH THE FOLLOWING:

NOTES:
(1)Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2)We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3)We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)We do not impose this charge after annuitization.

(5)We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6)New England Investment Management voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are:
   .90% of average daily net assets for the Harris Oakmark Mid Cap Value; and .70% of average daily net assets for the Salomon Brothers U.S. Government Series. New England Investment Management may end these expense limits at any time.

(7)In 1999, the management fee for the Loomis Sayles Small Cap Series was 1.00%.

(8)The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

(9)MetLife voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching $100 million or a certain date as follows:

                                                   SUBSIDIZED EXPENSES
   PORTFOLIO                                          IN EXCESS OF      DATE
   ---------                                       ------------------- ------
   Putnam Large Cap Growth........................        0.20%        5/1/02
   State Street Research Aurora Small Cap Value...        0.20%        7/1/02
   MetLife Mid Cap Stock Index....................        0.20%        7/1/02

   Prior to 11/8/00, MetLife paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio until the Portfolio's total assets reached $100 million or November 8, 2000 whichever came first. Beginning on 11/8/00, MetLife will pay all expenses in excess of .40% of the average net assets of the Morgan Stanley EAFE Index Portfolio until the Portfolio's assets reach $200 million, or until May 1, 2001, whichever comes first.

   MetLife also paid all Expenses that exceeded .20% of average net assets for the Russell 2000 Index Portfolio until December 3, 1999 and for the Lehman Brothers Aggregate Bond Index Portfolio until July 13, 1999. Beginning on February 22, 2000, MetLife will pay all expenses in excess of 0.30% of the average net assets for the Russell 2000 Index Portfolio until the Portfolio's assets reach $200 million, or until April 30, 2001, whichever comes first. MetLife also paid all Expenses that exceeded .20% of average net assets for the Janus Mid Cap Portfolio until the Portfolio's assets reached $100 million or until March 2, 1999, whichever came first. These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife can terminate this arrangement at anytime upon notice to the Board of Directors and to Fund Shareholders.

(10)The Metropolitan Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Under the Distribution Plan the Portfolios pay an annual fee to compensate certain other parties for promoting, selling and servicing the shares of the Portfolio. These other parties may include the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of the contracts. The Distribution Plan is described in more detail in the Fund's prospectus.

(11)The MetLife Stock Index Portfolio is only available to contracts purchased after May 1, 1995.

(12)Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .56% for VIP Equity-Income Portfolio and .87% for VIP Overseas Portfolio.

(13) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(14) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

8. THE "INVESTMENTS OF THE VARIABLE ACCOUNT" SECTION IS AMENDED TO INCLUDE THE
FOLLOWING:

   PUTNAM LARGE CAP GROWTH PORTFOLIO*

   The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

   STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO*

   The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

   JANUS MID CAP PORTFOLIO*

   The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

   LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO*

   The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

   METLIFE STOCK INDEX PORTFOLIO*+

   The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

   METLIFE MID CAP STOCK INDEX PORTFOLIO*

   The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

   MORGAN STANLEY EAFE INDEX PORTFOLIO*

   The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

   RUSSELL 2000 INDEX PORTFOLIO*

   The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.

9. THE "INVESTMENT ADVICE" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

   Putnam Investment Management, Inc. is sub-investment manager of the Putnam Large Cap Growth Portfolio. State Street Research & Management Company is the sub-investment manager for the State Street Research Aurora Small Cap Value Portfolio. Janus Capital Corporation is the sub-investment manager for the Janus Mid Cap Portfolio.

   An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with 12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some advisers, affiliates and/or Eligible Funds may pay us more than others.
--------
* Availability of these Portfolios is subject to any necessary state insurance department approvals.

+  Available to contracts purchased AFTER May 1, 1995.

10."THE CONTRACTS" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

ASSET REBALANCING

   We offer an asset rebalancing program for Contract Value. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the sub-accounts periodically (quarterly, semi-annually or annually) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those sub-accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

   You may select an asset rebalancing program when you apply for the contract or at a later date by contacting our Home Office. You specify the percentage allocations to which your contract value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the sub-accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. Asset rebalancing cannot continue beyond the Maturity Date or once annuity payments have commenced. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules.

11.THE "REQUESTS AND ELECTIONS" SECTION IS AMENDED TO INCLUDE THE FOLLOWING:

CONFIRMING TRANSACTIONS

   We will send out written statements confirming that a transaction was recently completed. Certain transactions may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

12."FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES" CHART IS AMENDED TO
   INCLUDE THE FOLLOWING:

   For purchase payment allocated to the Janus Mid Cap Portfolio

                        PERIOD ENDING DECEMBER 31, 1999
                        -------------------------------
      1 Year...................................................... 108.46%
      Since Inception.............................................  56.01%

   For purchase payment allocated to the Lehman Brothers Aggregate Bond Index Portfolio

                        PERIOD ENDING DECEMBER 31, 1999
                        -------------------------------
      1 Year...................................................... -11.06%
      Since Inception.............................................  -8.98%

   For purchase payment allocated to the MetLife Stock Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year......................................................  9.85%
      5 Years..................................................... 23.65%
      Since Inception............................................. 15.38%

   For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year...................................................... 13.48%
      Since Inception............................................. 19.11%

   For purchase payment allocated to the Russell 2000 Index Portfolio

                       PERIOD ENDING DECEMBER 31, 1999
                       -------------------------------
      1 Year...................................................... 11.45%
      Since Inception............................................. 14.60%

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By

                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010

                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

                          SUPPLEMENT DATED MAY 1, 2000

                     TO THE PROSPECTUS DATED APRIL 30, 1999

     This supplement updates certain information in the prospectus dated April 30, 1999, describing individual flexible and single purchase payment variable annuity contracts (the "Contracts") funded by The New England Variable Account (the "Variable Account"). You should read and retain this supplement. Certain additional information about the Contracts is contained in a Statement of Additional Information dated May 1, 2000, as it may be supplemented from time to time, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A complete prospectus dated May 1, 2000, as well as the Statement of Additional Information, may be obtained free of charge by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-365-5015.

     THE SECURITIES AND EXCHANGE COMMISSION MAINTAINS A WEBSITE THAT CONTAINS THE STATEMENT OF ADDITIONAL INFORMATION, MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE ADDRESS OF THE SITE IS
HTTP://WWW.SEC.GOV.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

     THE CONTRACTS HAVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS AND ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     DURING THE FOURTH QUARTER OF 2000, WE ANTICIPATE REPLACING THE MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES WITH THE PUTNAM INTERNATIONAL STOCK PORTFOLIO, SUBJECT TO REGULATORY APPROVALS.

                                   HIGHLIGHTS

     Condensed financial information containing the accumulation unit value history appears at the end of this supplement.

                                  EXPENSE TABLE

    The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
  Sales Charge Imposed on Purchases (as a percentage
    of Contract Value)..................................           0%
  Maximum Contingent Deferred Sales Charge(2) (as a
    percentage of Contract Value).......................          6.5%
    Transfer Fee (per Contract Year)(3)................. $0 on the first twelve
                                                          $10 each thereafter
ANNUAL CONTRACT FEE
  Administration Contract Charge (per Contract)(4)......           $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
  Mortality and Expense Risk Charge.....................           .95%
  Administration Asset Charge...........................           .40%
                                                                  ----
    Total Separate Account Annual Expenses..............          1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER CURRENT EXPENSE CAP OR EXPENSE DEFERRAL)(6)

                                              SALOMON
                         BACK BAY BACK BAY   BROTHERS     SALOMON
                         ADVISORS ADVISORS   STRATEGIC    BROTHERS  BACK BAY
                          MONEY     BOND       BOND         U.S.    ADVISORS           ALGER EQUITY CAPITAL
                          MARKET   INCOME  OPPORTUNITIES GOVERNMENT  MANAGED  BALANCED    GROWTH    GROWTH
                          SERIES   SERIES     SERIES       SERIES   SERIES(7)  SERIES     SERIES    SERIES
                         -------- -------- ------------- ---------- --------- -------- ------------ -------
Management Fee..........   .35%     .40%        .65%        .55%       .50%     .70%       .75%       .62%
Other Expenses..........   .05%     .08%        .16%        .15%       .08%     .07%       .05%       .04%
                           ---      ---         ---         ---        ---      ---        ---        ---
  Total Series Operating
    Expenses............   .40%     .48%        .81%        .70%       .58%     .77%       .80%       .66%

                                 HARRIS  LOOMIS
                          DAVIS  OAKMARK SAYLES  WESTPEAK  WESTPEAK  MORGAN STANLEY
                         VENTURE MID CAP SMALL    GROWTH     STOCK   INTERNATIONAL
                          VALUE   VALUE   CAP   AND INCOME   INDEX   MAGNUM EQUITY
                         SERIES  SERIES  SERIES   SERIES   SERIES(7)     SERIES
                         ------- ------- ------ ---------- --------- --------------
Management Fee..........   .75%    .75%    .90%    .68%       .25%         .90%
Other Expenses..........   .06%    .13%    .10%    .06%       .10%         .40%
                           ---     ---    ----     ---        ---         ----
  Total Series Operating
    Expenses............   .81%    .88%   1.00%    .74%       .35%        1.30%

                         METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS)(8)

                                                                      PUTNAM
                                                                   INTERNATIONAL
                                                                       STOCK
                                                                     PORTFOLIO
                                                                   -------------
Management Fee....................................................      .90%
Other Expenses....................................................      .22%
                                                                       ----
  Total Portfolio Operating Expenses..............................     1.12%

----------
* Availability of this Portfolio is subject to any necessary state insurance department approvals.

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999
(AS A PERCENTAGE OF AVERAGE NET ASSETS PRIOR TO EXPENSE REDUCTIONS)(9)

                                                                          VIP
                                                                VIP     EQUITY-
                                                             OVERSEAS   INCOME
                                                             PORTFOLIO PORTFOLIO
                                                             --------- ---------
Management Fee..............................................    .73%      .48%
Other Expenses..............................................    .18%      .09%
                                                                ---       ---
  Total Portfolio Operating Expenses........................    .91%      .57%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to each of the Series indicated:

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and
     2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
 Back Bay Advisors Money Market............  $78.78  $111.38  $145.42  $224.90
 Back Bay Advisors Bond Income.............   79.53   113.69   149.34   233.24
 Salomon Brothers Strategic Bond Opportuni-
   ties....................................   82.65   123.17   165.35   266.84
 Salomon Brothers U.S. Government..........   81.61   120.02   160.05   255.77
 Back Bay Advisors Managed.................   80.48   116.57   154.23   243.55
 Balanced..................................   82.28   122.02   163.43   262.84
 Alger Equity Growth.......................   82.56   122.87   164.87   265.84
 Capital Growth............................   81.23   118.87   158.11   251.72
 Davis Venture Value.......................   82.65   123.17   165.35   266.84
 Harris Oakmark Mid Cap Value..............   83.31   125.17   168.72   273.82
 Loomis Sayles Small Cap...................   84.44   128.57   174.45   285.65
 Westpeak Growth and Income................   81.98   121.16   161.98   259.81
 Westpeak Stock Index......................   78.31   109.93   142.96   219.66
 Morgan Stanley International Equity.......   87.25   137.06   188.63   314.56

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and
     2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
 Back Bay Advisors Money Market............  $18.46  $ 57.12  $ 98.22  $212.68
 Back Bay Advisors Bond Income.............   19.26    59.56   102.33   221.11
 Salomon Brothers Strategic Bond Opportuni-
   ties....................................   22.58    69.57   119.11   255.11
 Salomon Brothers U.S. Government..........   21.47    66.24   113.55   243.91
 Back Bay Advisors Managed.................   20.27    62.60   107.45   231.54
 Balanced..................................   22.18    68.36   117.10   251.06
 Alger Equity Growth.......................   22.48    69.26   118.61   254.10
 Capital Growth............................   21.07    65.03   111.52   239.81
 Davis Venture Value.......................   22.58    69.57   119.11   255.11
 Harris Oakmark Mid Cap Value..............   23.28    71.68   122.64   262.17
 Loomis Sayles Small Cap...................   24.48    75.28   128.65   274.14
 Westpeak Growth and Income................   21.87    67.45   115.58   248.00
 Westpeak Stock Index......................   17.96    55.59    95.64   207.38
 Morgan Stanley International Equity.......   27.47    84.24   143.51   303.39

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to the portfolio indicated:

     You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent deferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
Putnam International Stock Portfolio.......  $85.57  $131.97  $180.15  $297.33

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
Putnam International Stock Portfolio.......  $25.68  $ 78.87  $134.62  $285.96

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(10)) For purchase payments allocated to each of the portfolios indicated

     You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent deferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
VIP Overseas Portfolio.....................  $83.59  $126.02  $170.15  $276.80
VIP Equity-Income Portfolio................   80.39   116.29   153.74   242.53

     You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(11):

                                             1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                             ------  -------  -------  --------
VIP Overseas Portfolio.....................  $23.58   $72.58  $124.14  $265.18
VIP Equity-Income Portfolio................   20.17    62.30   106.94   230.51

----------
NOTES:
(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) Without the applicable expense cap or expense deferral arrangement (described below), Total Series Operating Expenses for the year ended December 31, 1999 would have been: Salomon Brothers U.S. Government Series, .72%. In 1999, the management fee for the Loomis Sayles Small Cap Series was 1.00%, and Total Series Operating Expenses were capped at 1.00%. Without the expense cap, Total Series Operating Expenses would have been 1.10%.

     Our affiliate, New England Investment Management, Inc., is the investment adviser for the series of the Zenith Fund except for the Capital Growth Series. New England Investment Management voluntarily limits the expenses (other than brokerage costs, interest, taxes or extra-ordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses which exceed a certain limit, in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these Series are: .90% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors and MFS Research Managers Series; .70% of average daily net assets for the Salomon Brothers U.S. Government Series; and 1.30% of average daily net assets for Morgan Stanley International Magnum Equity Series. New England Investment Management may end these expense limits at any time.

(7) The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

 (8) Metropolitan Life Insurance Company ("MetLife") is the investment adviser for the Portfolios of the Metropolitan Fund. The Portfolios pay investment management fees to MetLife and also bear other expenses.

 (9) Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .56% for VIP Equity-Income Portfolio and .87% for VIP Overseas Portfolio.

      The investment adviser for VIP is Fidelity Management & Research Company ("FMR").

(10) In these examples, the average Administration Contract Charge of .07% has been used. (See (4), above.)

(11) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

--------------------------------------------------------------------------------

                                   THE COMPANY

     The Company is a life insurance company and wholly-owned subsidiary of MetLife, Inc., a publicly traded company, whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1868 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. The Company has approximately $420 billion of assets under management as of December 31, 1999 on a pro forma basis, including the acquisition of GenAmerica Corp.

     New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

     Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

     The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same subadviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

NEW ENGLAND ZENITH FUND: Currently, there are twelve Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. TWO ADDITIONAL SERIES, THE BACK BAY ADVISORS MANAGED SERIES AND THE WESTPEAK STOCK INDEX SERIES, DESCRIBED BELOW, ARE ELIGIBLE FUNDS ONLY FOR CONTRACTS ISSUED BEFORE MAY 1, 1995.

BACK BAY ADVISORS MONEY MARKET SERIES

     The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

BACK BAY ADVISORS BOND INCOME SERIES

     The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

     The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

     The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MANAGED SERIES

     The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

BALANCED SERIES (FORMERLY LOOMIS SAYLES BALANCED SERIES)

     The Balanced Series investment objective is long-term total return from a combination of capital appreciation and current income.

ALGER EQUITY GROWTH SERIES

     The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

     The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

DAVIS VENTURE VALUE SERIES

     The Davis Venture Value Series investment objective is growth of capital.

HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY GOLDMAN SACHS MIDCAP VALUE
SERIES)

     The Harris Oakmark Mid Cap Value Series investment objective is long-term capital appreciation.

LOOMIS SAYLES SMALL CAP SERIES

     The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or their equivalents.

WESTPEAK GROWTH AND INCOME SERIES

     The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

WESTPEAK STOCK INDEX SERIES

     The Westpeak Stock Index Series investment objective is investment results that correspond to the composite price and yield performance of the S&P 500 Index.

MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES

     The Morgan Stanley International Magnum Equity Series investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

     WE INTEND TO SUBSTITUTE SHARES OF THE METROPOLITAN PUTNAM INTERNATIONAL STOCK PORTFOLIO FOR SHARES OF THIS ELIGIBLE FUND ONCE WE RECEIVE NECESSARY REGULATORY APPROVALS (CURRENTLY ANTICIPATED DURING THE FOURTH QUARTER OF 2000).

METROPOLITAN SERIES FUND, INC.: Currently, there is one Portfolio of the Metropolitan Fund that is an Eligible Fund under the Contracts.

PUTNAM INTERNATIONAL STOCK PORTFOLIO*

     The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of VIP that are Eligible Funds under the Contracts.

VIP OVERSEAS PORTFOLIO

     The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

     The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

----------
* Availability of this Portfolio is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

     The Capital Growth Series receives investment advice from Capital Growth Management Limited Partnership ("CGM"), an affiliate of NELICO. NEIM, which is an indirect, wholly-owned subsidiary of NELICO, is the investment adviser for the remaining series of the Zenith Fund. The chart below shows the sub-adviser for each series of the Zenith Fund. NEIM, CGM and each sub-adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

Series                                                  Sub-Adviser
--------                                                -----------
Back Bay Advisors Money Market Series  Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income Series   Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
 Opportunities Series                  Salomon Brothers Asset Management Inc***
Salomon Brothers U.S. Government
 Series                                Salomon Brothers Asset Management Inc
Back Bay Advisors Managed Series       Back Bay Advisors, L.P.*
Balanced Series                        Wellington Management Company, LLP.
Alger Equity Growth Series             Fred Alger Management, Inc.
Davis Venture Value Series             Davis Selected Advisers, L.P.**
Harris Oakmark Mid Cap Value Series    Harris Associates L.P.*
Loomis Sayles Small Cap Series         Loomis, Sayles & Company, L.P.*
Westpeak Growth and Income Series      Westpeak Investment Advisors, L.P.*
Westpeak Stock Index Series            Westpeak Investment Advisors, L.P.*
Morgan Stanley International Equity    Morgan Stanley Dean Witter Investment
 Series                                 Management Inc.

----------
*    An affiliate of NELICO

** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

*** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management Inc.

     In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Harris Oakmark Mid Cap Value Series, and Loomis Sayles Small Cap Series, New England Investment Management became the adviser on May 1, 1995. The Harris Oakmark Mid Cap Value Series' subadviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the subadviser. Harris Associates became the sub-adviser on May 1, 2000. The Balanced Series' sub-adviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the subadviser.

     More complete information on each Series of the Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

     MetLife is the investment adviser for the Metropolitan Series Fund Portfolio. Putnam Investment Management, Inc. is the sub-investment manager of the Putnam International Stock Portfolio. For more information regarding the investment adviser and sub-investment manager of the Metropolitan Series Fund Portfolio, see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

     The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

     You can also get information about the Zenith Fund, Metropolitan Fund or the VIP Fund (including a copy of the SAI) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

     An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some advisers and/or affiliates may pay us more than others. New England Securities may also receive brokerage commissions on securities transactions initiated by an investment adviser.

SUBSTITUTION OF INVESTMENTS

     If investment in the Eligible Funds or a particular Series or Portfolio is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract or for any other reason in our sole discretion, the Company may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

TRANSFER PRIVILEGE

     Add this information to the first paragraph.

     Currently, the Company intends to allow one additional transfer, for policy credits the Company has applied to the Back Bay Advisors Money Market Series pursuant to the demutualization plan.

     The Metropolitan Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the prospectus of this Eligible Fund for more details.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

     The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

          1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

          2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

          3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of
     Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

          4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

          5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax-exempt organizations ("Section 457 Plans"); and

          6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

     An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT BE PURCHASED FOR USE WITH SUCH PLANS.

     For any tax qualified account e.g. 401(k) plan or IRA, the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring an annuity contract within a qualified plan.

     A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

     In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

     The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

     The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

     The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

     The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

     Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. Once the "investment" in a contract has been fully recovered, the entire amount of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

     Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

     The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i)  Plan Contribution Limitations

     Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

     Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations WHICH WILL BETTER ASSIST THE ANNUITANT IN CALCULATING THE EXCLUSION ALLOWANCE AND OTHER LIMITATIONS TO WHICH HE OR SHE MAY BE SUBJECT FOR ANY GIVEN TAX YEAR. ANY PURCHASE PAYMENTS ATTRIBUTABLE TO PERMISSIBLE CONTRIBUTIONS UNDER CODE SECTION 403(B) (AND EARNINGS THEREON) ARE NOT TAXABLE TO THE ANNUITANT UNTIL AMOUNTS ARE DISTRIBUTED FROM THE CONTRACT. HOWEVER, THESE PAYMENTS MAY BE SUBJECT TO FICA (SOCIAL SECURITY) AND MEDICARE TAXES.

IRAS, SEPS, SARSEPS

     The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2000, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $32,000 and $42,000 for an individual, between $52,000 and $62,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2000) or $30,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. IN ADDITION TO THE ABOVE, AN INDIVIDUAL MAY MAKE A "ROLLOVER" CONTRIBUTION INTO AN IRA WITH THE PROCEEDS OF CERTAIN DISTRIBUTIONS (AS DEFINED IN THE CODE) FROM A QUALIFIED PLAN.

ROTH IRAS

     In some states Roth IRAs are available under this Contract, subject to the following limitations.

     Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

     Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,000. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

     Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

     Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

     Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

     Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

     If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

     With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under
Section 403(b) of the Code may be made.

     Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

     Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

     When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

     Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of
Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT

     For a Contract held by an individual, any increase in the accumulated value of the Contract is generally not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

     Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

     Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in regulations or rulings which the Treasury Department may issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

     Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

     The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the Contract Owner has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled, (4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

     In the calculation of any increase in value for contracts entered into after October 4, 1988, all annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

     If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization" in the April 30, 1999 prospectus.) Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

     A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

PAYMENT ON DEATH

     Death Proceeds are taxable and generally are included in the income of the recipient as follows:

     . If received under an annuity payment option, they are taxed in the same manner as annuity payments.

     . If distributed in a lump sum, they are taxed in the same manner as a full surrender.

TAX WITHHOLDING

     The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

--------------------------------------------------------------------------------

                            ACCUMULATION UNIT VALUES

     Financial statements for the Variable Account and Metropolitan Life Insurance Company are included in the Statement of Additional Information, a copy of which can be obtained by writing to New England Securities Corporation at 399 Boylston Street, Boston, Massachusetts 02116 or telephoning 1-800-356-5015. Set forth below are accumulation unit values for Sub-accounts of the Variable Account.

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                  BACK BAY
                  ADVISORS
                   MONEY
                   MARKET
                    SUB-
                  ACCOUNT
                  --------
                  9/29/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                     TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                  -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......    1.384      1.408      1.518      1.620      1.697      1.738      1.766      1.811      1.889      1.959
2. Accumulation
   Unit Value at
   end of
   period.......    1.408      1.518      1.620      1.697      1.738      1.766      1.811      1.889      1.959      2.036
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  915,605  7,661,069 21,629,006 26,332,938 26,759,532 25,016,975 30,220,356 33,015,018 33,412,517 26,785,902

                    1/1/98     1/1/99
                      TO         TO
                   12/31/98   12/31/99
                  ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       2.036      2.114
2. Accumulation
   Unit Value at
   end of
   period.......       2.114      2.190
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  33,716,959 36,481,209

                  BACK BAY                  SALOMON
                  ADVISORS                 BROTHERS
                    BOND                   STRATEGIC
                   INCOME                    BOND
                    SUB-                 OPPORTUNITIES
                  ACCOUNT                 SUB-ACCOUNT
                  --------           ---------------------
                  10/5/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                     TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                  -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......    1.631      1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134
2. Accumulation
   Unit Value at
   end of
   period.......    1.634      1.810      1.930      2.247      2.398      2.664      2.540      3.037      3.134      3.429
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  299,002  4,287,540 10,139,527 17,797,335 28,871,719 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367

                    1/1/98     1/1/99     10/31/94*    1/1/95*    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO          TO          TO         TO         TO         TO         TO
                   12/31/98   12/31/99    12/31/94    12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ------------- --------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       3.429      3.689       1.000       0.984      1.159      1.307      1.433      1.442
2. Accumulation
   Unit Value at
   end of
   period.......       3.689      3.622       0.984       1.159      1.307      1.433      1.442      1.443
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  38,630,894 32,707,422   1,124,133   6,132,563 15,034,554 23,074,669 24,945,159 20,278,882

----------
*    Date these sub-accounts were first available.

                   SALOMON
                   BROTHERS                                                      BACK BAY
                     U.S.                                                        ADVISORS
                  GOVERNMENT                                                      MANAGED
                     SUB-                                                          SUB-
                   ACCOUNT                                                       ACCOUNT**
                  ----------                                                     ---------
                  10/31/94*   1/1/95    1/1/96    1/1/97     1/1/98     1/1/99   9/21/88*   1/1/89     1/1/90     1/1/91
                      TO        TO        TO        TO         TO         TO        TO        TO         TO         TO
                   12/31/94  12/31/95  12/31/96  12/31/97   12/31/98   12/31/99  12/31/88  12/31/89   12/31/90   12/31/91
                  ---------- --------- --------- --------- ---------- ---------- --------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......     1.000       1.004     1.139     1.161      1.242      1.319    1.042      1.063      1.250      1.272
2. Accumulation
   Unit Value at
   end of
   period.......     1.004       1.139     1.161     1.242      1.319      1.304    1.063      1.250      1.272      1.508
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......   910,020   4,495,184 5,785,148 8,616,135 12,796,204 10,314,952  731,349  9,179,207 18,099,540 26,478,398

                    1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO         TO         TO         TO         TO
                   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.508      1.588      1.733      1.691      2.190      2.485      3.103      3.664
2. Accumulation
   Unit Value at
   end of
   period.......       1.588      1.733      1.691      2.190      2.485      3.103      3.664      3.975
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  41,588,546 60,696,659 61,961,278 56,145,463 52,130,165 48,490,618 42,358,784 37,391,028

                                                                                         ALGER
                                                                                        EQUITY
                      BALANCED                                                          GROWTH
                        SUB-                                                             SUB-
                       ACCOUNT                                                          ACCOUNT
                      ---------                                                        ---------
                      10/31/94    1/1/95    1/1/96*     1/1/97     1/1/98     1/1/99   10/31/94*   1/1/95     1/1/96     1/1/97
                         TO         TO         TO         TO         TO         TO        TO         TO         TO         TO
                      12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/94   12/31/95   12/31/96   12/31/97
                      --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
1. Accumulation Unit
   Value at
   beginning of
   period.......          1.000      0.997      1.227      1.415      1.622      1.747     1.000      0.956      1.402      1.566
2. Accumulation
   Unit Value at
   end of
   period.......          0.997      1.227      1.415      1.622      1.747      1.636     0.956      1.402      1.566      1.941
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......      1,736,189 10,987,597 20,107,324 28,677,041 30,824,135 27,038,754 1,857,319 24,163,685 40,025,594 44,518,891

                        1/1/98     1/1/99
                          TO         TO
                       12/31/98   12/31/99
                      ---------- ----------
1. Accumulation Unit
   Value at
   beginning of
   period.......           1.941      2.829
2. Accumulation
   Unit Value at
   end of
   period.......           2.829      3.744
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......      49,255,773 60,072,409

                                      DAVIS
                 CAPITAL             VENTURE
                  GROWTH              VALUE
                   SUB-               SUB-
                 ACCOUNT             ACCOUNT
                 --------           ---------
                 9/16/88*  1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                    TO       TO         TO         TO         TO         TO         TO         TO         TO         TO
                 12/31/88 12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                 -------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value
   at beginning
   of period....   4.645      4.612      5.950      5.666      8.608      7.978      9.050      8.298     11.300     13.496
2. Accumulation
   Unit Value
   at end of
   period.......   4.612      5.950      5.666      8.608      7.978      9.050      8.298     11.300     13.496     16.442
3. Number of
   Accumulation
   Units
   outstanding
   at end
   of period.... 439,393  5,337,778 12,591,788 21,719,884 33,645,983 40,091,665 43,592,961 41,663,900 41,363,155 40,200,592

                   1/1/98     1/1/99   10/31/94*   1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                     TO         TO        TO         TO         TO         TO         TO         TO
                  12/31/98   12/31/99  12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                 ---------- ---------- --------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value
   at beginning
   of period....     21.752     16.442     1.000      0.963      1.323      1.643      2.163      2.442
2. Accumulation
   Unit Value
   at end of
   period.......     24.831     21.752     0.963      1.323      1.643      2.163      2.442      2.831
3. Number of
   Accumulation
   Units
   outstanding
   at end
   of period.... 33,502,039 38,236,116 3,499,719 19,608,688 34,997,024 53,997,107 58,765,470 57,370,889

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

                   HARRIS
                   OAKMARK                         WESTPEAK                                    LOOMIS
                   MID CAP                          GROWTH                                     SAYLES
                    VALUE                         AND INCOME                                  SMALL CAP
                    SUB-                             SUB-                                       SUB-
                   ACCOUNT                         ACCOUNT                                     ACCOUNT
                  ---------                       ----------                                  ---------
                  10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99    5/2/94*    1/1/95     1/1/96
                     TO         TO         TO         TO         TO         TO         TO        TO         TO         TO
                  12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/94   12/31/95   12/31/96
                  --------- ---------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......      1.125      1.137      1.119      1.439      1.669      1.932      1.802     1.000      0.959      1.219
2. Accumulation
   Unit Value at
   end of
   period.......      1.137      1.119      1.439      1.669      1.932      1.802      1.784     0.959      1.219      1.572
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  4,515,611 15,572,344 19,773,057 24,345,379 24,035,279 21,347,155 17,151,815 2,988,971 13,533,326 26,307,748

                    1/1/97     1/1/98     1/1/99    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO         TO         TO         TO         TO         TO         TO
                   12/31/97   12/31/98   12/31/99   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.572      1.936      1.878     1.105       1.132      1.103      1.486      1.731      2.279      2.799
2. Accumulation
   Unit Value at
   end of
   period.......       1.936      1.878      2.441     1.132       1.103      1.486      1.731      2.279      2.799      3.019
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  39,442,109 40,318,239 32,700,411 3,359,317  16,092,325 21,168,965 26,104,465 30,306,103 35,514,558 35,663,197

                                                                                                            MORGAN
                                                                                                            STANLEY
                  WESTPEAK                                                                               INTERNATIONAL
                    STOCK                                                                                   MAGNUM
                    INDEX                                                                                   EQUITY
                    SUB-                                                                                     SUB-
                  ACCOUNT**                                                                                 ACCOUNT
                  ---------                                                                              -------------
                   1/1/92*    1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99     10/31/94*     1/1/95
                     TO         TO         TO         TO         TO         TO         TO         TO          TO           TO
                  12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99    12/31/94     12/31/95
                  --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ------------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......      1.592      1.644      1.780      1.775      2.398      2.898      3.788      4.781       1.000        1.024
2. Accumulation
   Unit Value at
   end of
   period.......      1.540      1.780      1.775      2.398      2.898      3.788      4.781      5.678       1.024        1.073
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  2,583,607 11,017,884 14,282,355 15,539,608 15,623,253 15,874,978 15,292,906 15,111,062   2,916,120   11,062,106

                    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO
                   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.073      1.129      1.100      1.164
2. Accumulation
   Unit Value at
   end of
   period.......       1.129      1.100      1.164      1.431
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  16,322,862 17,243,803 16,325,447 14,501,457

                                                                                                EQUITY-
                   OVERSEAS                                                                     INCOME
                     SUB-                                                                        SUB-
                   ACCOUNT                                                                      ACCOUNT
                  ----------                                                                   ---------
                   10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98     1/1/99   10/1/93*    1/1/94     1/1/95
                      TO         TO         TO         TO         TO         TO         TO        TO         TO         TO
                   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99  12/31/93   12/31/94   12/31/95
                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       1.458      1.532      1.538      1.664      1.859      2.046      2.276     1.980      1.992      2.104
2. Accumulation
   Unit Value at
   end of
   period.......       1.532      1.538      1.664      1.859      2.046      2.276      3.202     1.992      2.104      2.804
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  10,878,551 43,034,544 41,273,183 44,846,316 45,289,247 40,546,153 36,251,177 5,649,743 25,852,849 38,010,655

                    1/1/96     1/1/97     1/1/98     1/1/99
                      TO         TO         TO         TO
                   12/31/96   12/31/97   12/31/98   12/31/99
                  ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period.......       2.804      3.162      3.996      4.401
2. Accumulation
   Unit Value at
   end of
   period.......       3.162      3.996      4.401      4.617
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......  44,037,798 45,104,192 42,926,506 37,676,846

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                                  PREMIUM TAX

     Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                                    CONTRACTS USED WITH TAX
JURISDICTION                      QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
--------------                    -------------------------- -------------------
California.......................            0.50%                  2.35%
Maine............................              --                   2.00%
Nevada...........................              --                   3.50%
Puerto Rico......................            1.00%                  1.00%
South Dakota.....................              --                   1.25%
West Virginia....................            1.00%                  1.00%
Wyoming..........................              --                   1.00%

     See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                               ZENITH ACCUMULATOR

                      Individual Variable Annuity Contracts
                                    Issued By
                       The New England Variable Account of
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                               Designated Office:
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                                 (617) 578-2000

This prospectus describes individual variable annuity contracts (the "Contracts") for individuals and some qualified and non-qualified retirement plans. You may allocate purchase payments to one or more sub-accounts investing in these Eligible Funds of New England Zenith Fund and the Variable Insurance Products Fund.

Loomis Sayles Small Cap      Goldman Sachs Midcap Value   Salomon Brothers
   Series                       Series                       Strategic Bond
Morgan Stanley               Davis Venture Value Series      Opportunities
   International Magnum      Westpeak Growth and Income      Series
   Equity Series                Series                    Back Bay Advisors
VIP Overseas Portfolio       VIP Equity-Income               Bond Income Series
Alger Equity Growth Series      Portfolio                 Salomon Brothers
Capital Growth Series        Loomis Sayles Balanced          U.S. Government
                                Series                       Series
                                                          Back Bay Advisors
                                                             Money Market Series

In most states you may also allocate purchase payments to a Fixed Account. Limits apply to transfers to and from the Fixed Account.

We currently are not offering any new Contracts. However, holders of existing Contracts may continue to make purchase payments.

Please read this prospectus carefully and keep it for reference. This prospectus contains information that you should know before investing.

You can obtain a Statement of Additional Information ("SAI") about the Contracts, dated April 30, 1999. The SAI is filed with the Securities and Exchange Commission and is incorporated by reference in this prospectus. The SAI Table of Contents is on page A-56 of the prospectus. For a free copy of the SAI, write or call New England Securities Corporation, 399 Boylston St., Boston, Massachusetts 02116, 1-800-356-5015.

The Securities and Exchange Commission has not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 April 30, 1999

     THE PROSPECTUS FOR THE ELIGIBLE FUNDS IS ATTACHED. PLEASE READ AND KEEP IT FOR REFERENCE.

THE CONTRACTS HAVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS
                                       OF
                                 THE PROSPECTUS

                                                                             PAGE
                                                                             ----
GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS.........................    A-4
HIGHLIGHTS................................................................    A-5
EXPENSE TABLE.............................................................    A-7
ACCUMULATION UNIT VALUES..................................................   A-12
HOW THE CONTRACT WORKS....................................................   A-15
THE COMPANY...............................................................   A-16
THE VARIABLE ACCOUNT......................................................   A-16
INVESTMENTS OF THE VARIABLE ACCOUNT.......................................   A-16
   New England Zenith Fund................................................   A-17
   Variable Insurance Products Fund.......................................   A-18
   Investment Advice......................................................   A-18
   Substitution of Investments............................................   A-19
GUARANTEED OPTION.........................................................   A-20
THE CONTRACTS.............................................................   A-20
   Purchase Payments......................................................   A-20
   Allocation of Purchase Payments........................................   A-20
   Contract Value and Accumulation Unit Value.............................   A-21
   Payment on Death Prior to Annuitization................................   A-21
   Transfer Privilege.....................................................   A-24
   Dollar Cost Averaging..................................................   A-24
   Surrenders.............................................................   A-24
   Systematic Withdrawals.................................................   A-25
   Loan Provision for Certain Tax Benefited Retirement Plans..............   A-25
   Disability Benefit Rider...............................................   A-28
   Suspension of Payments.................................................   A-28
   Ownership Rights.......................................................   A-28
   Requests and Elections.................................................   A-29
   Ten Day Right to Review................................................   A-29
ADMINISTRATION CHARGES, CONTINGENT DEFERRED SALES CHARGE AND OTHER
   DEDUCTIONS.............................................................   A-29
   Administration Charges.................................................   A-30
   Mortality and Expense Risk Charge......................................   A-30
   Contingent Deferred Sales Charge.......................................   A-30
   Premium Tax Charges....................................................   A-32
   Other Expenses.........................................................   A-32
   Charges Under Contracts Purchased by Exchanging a Fund I or Preference
      Contract............................................................   A-32
ANNUITY PAYMENTS..........................................................   A-33
   Election of Annuity....................................................   A-33
   Annuity Options........................................................   A-33
AMOUNT OF VARIABLE ANNUITY PAYMENTS.......................................   A-35
   Minimum Annuity Payments...............................................   A-36
   Proof of Age, Sex and Survival.........................................   A-36
RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS............................   A-36
FEDERAL INCOME TAX STATUS.................................................   A-37
   Tax Status of the Company and the Variable Account.....................   A-37
   Taxation of the Contracts..............................................   A-37
   Special Rules for Annuities Purchased for Annuitants Under Retirement
      Plans Qualifying for Tax Benefited Treatment........................   A-37
   Special Rules for Annuities Used by Individuals or with Plans and
      Trusts Not Qualifying Under the Code for Tax Benefited Treatment....   A-41
   Tax Withholding........................................................   A-42

                                                                             PAGE
                                                                             ----
VOTING RIGHTS.............................................................   A-42
DISTRIBUTION OF CONTRACTS.................................................   A-43
THE FIXED ACCOUNT.........................................................   A-43
   General Description of the Fixed Account...............................   A-44
   Contract Value and Fixed Account Transactions..........................   A-44
YEAR 2000 COMPLIANCE ISSUES...............................................   A-45
FINANCIAL STATEMENTS......................................................   A-45
INVESTMENT PERFORMANCE INFORMATION........................................   A-45
APPENDIX A: CONSUMER TIPS.................................................   A-48
APPENDIX B: PREMIUM TAX...................................................   A-49
APPENDIX C: AVERAGE ANNUAL TOTAL RETURN...................................   A-50

                GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS

We have tried to make this prospectus as understandable for you as possible. However, in explaining how the Contract works, we use certain terms that have special meanings. These terms are defined below:

ACCOUNT. A sub-account of the Variable Account or the Fixed Account.

ACCUMULATION UNIT. Used to calculate the Contract Value before annuitization.

ANNUITANT. The person on whose life the Contract is issued.

ANNUITIZATION. Application of proceeds under the Contract to an annuity option on the Maturity Date or upon an earlier surrender of the Contract.

ANNUITY UNIT. Used to calculate the dollar amount of annuity payments.

BENEFICIARY. The person designated to receive any benefits under a Contract if a Contract Owner (or Annuitant, if the Contract is not owned by an individual) dies before the Maturity Date.

CONTRACT YEAR. A twelve month period beginning with the date shown on your Contract and with each Contract anniversary thereafter.

DEATH PROCEEDS (PRIOR TO ANNUITIZATION). The amount we pay prior to annuitization, on receipt of due proof of death of a Contract Owner (or of the annuitant if the Contract is not owned by an individual) and election of payment.

DESIGNATED OFFICE. Our Designated Office for receipt of purchase payments, loan repayments, requests and elections, and communications regarding death of the Contract Owner (or Annuitant) is New England Life Insurance Company, located at 501 Boylston Street, Boston, Massachusetts 02116, (800) 435-4117.

FIXED ACCOUNT. A part of the Company's general account to which you can allocate net purchase payments under most Contracts. The Fixed Account provides guarantees of principal and interest.

MATURITY DATE. The date on which annuity payments begin, as stated in the application or as later deferred.

NET PURCHASE PAYMENT. A purchase payment, in which the premium tax and any premium for the disability benefit rider, if applicable has been deducted before allocation to the accounts.

PAYEE. Any person or entity entitled to receive payment under the Contract. The term includes (i) an Annuitant, (ii) a Beneficiary or contingent Beneficiary who becomes entitled to death proceeds, and (iii) on surrender or partial surrender of the Contract, the Contract Owner.

VARIABLE ACCOUNT. A separate investment account of the Company. The Variable Account is divided into sub-accounts; each invests in shares of one Eligible Fund.

VARIABLE ANNUITY. An annuity providing for income payments varying in amount to reflect the investment experience of a separate investment account.

                                   HIGHLIGHTS

TAX DEFERRED VARIABLE ANNUITIES:

Earnings under variable annuities are usually not taxed until paid out. This treatment is intended to encourage you to save for retirement.

THE CONTRACTS:

The Zenith Accumulator provides for variable annuity payments that begin at the Maturity Date, or earlier if you choose to surrender and annuitize. Variable annuity payments fluctuate with the investment results of the Eligible Fund(s). (See "Annuity Payments.")

PURCHASE PAYMENTS:

Currently, the initial minimum purchase payment is $5,000 and the minimum subsequent purchase payment is usually $25. The subsequent purchase payment may be higher in certain cases. We may limit the purchase payments you can make.

OWNERSHIP:

A Purchaser may be an individual, employer, trust, custodian or any entity specified in an eligible employee benefit plan. If the Contract is issued under
Section 408(b) or, generally, under Section 403(b), the Contract Owner must be the Annuitant. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code ("the Code") may purchase the Contract. Tax-deferred arrangements, including qualified plans, purchasing the Contract--which also provides tax deferral on Contract Value--should carefully consider the costs and benefits of the Contracts, including annuity income benefits.

For contract transactions, we rely on instructions from Contract Owners, whether a trustee or custodian of an eligible retirement plan or an individual owner.

INVESTMENT OPTIONS:

You may allocate net purchase payments to the sub-accounts or to the Fixed Account (if available under your Contract). You can allocate your contract value to a maximum of ten Accounts (including the Fixed Account) at any time.

You can change your net purchase payment allocation. We believe that under current tax law you can transfer Contract Value between Accounts without federal income tax.

Currently we allow 12 transfers free of charge per Contract Year prior to annuitization. Additional transfers are $10 each. After variable annuity payments begin, you may make one transfer per year without our consent. The minimum transfer amount is currently $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made). Special limits apply to transfers of Contract Value to and from the Fixed Account. See "The Fixed Account" for a description of transfers involving that account.

CHARGES:

We apply the following charges to your Contract:

..    premium tax charge, in some states

..    mortality and expense risk charge equal to an annual rate of .95% of the
     Variable Account's daily net assets

..    administration asset charge equal to an annual rate of .40% of the Variable
     Account's daily net assets

..    annual contract administration charge of $30

..    a contingent deferred sales charge equal to a maximum of 6.5% of Contract
     Value, on certain full and partial surrenders and certain annuitization transactions.

Certain waivers or reductions may apply. (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions.")

The Eligible funds are subject to management fees and operating expenses.

We do not deduct a sales charge from purchase payments.

TEN DAY RIGHT TO REVIEW:

After you receive the Contract, you have ten days (more in some states) to return it to us or our agent for cancellation. We will return all purchase payments made (or, in certain states, Contract Value plus any premium taxes deducted from purchase payments.)

PAYMENT ON DEATH:

If a Contract Owner (or the Annuitant, if the Contract is not owned by an individual) dies before annuitization, the Beneficiary receives a death benefit. Death Proceeds equal the greater of purchase payments adjusted for any partial surrenders and the current Contract Value. Each is reduced by any outstanding loan plus accrued interest. (See "Payment on Death Prior to Annuitization.")

SURRENDERS:

Before annuitization you can send us a written request to surrender all or part of your Contract Value. After a partial surrender, the remaining Contract Value must be at least $500. (Special rules apply if the Contract has a loan.) Federal tax laws penalize and may prohibit certain premature distributions from the Contract. (See "Federal Income Tax Status.")

A Contingent Deferred Sales Charge will apply to certain full and partial surrenders and certain annuitization transactions. On full surrender, a pro rata portion of the annual administration contract charge will also be deducted.

In any Contract Year, you may surrender an amount without our deducting Contingent Deferred Sales Charge (the "free withdrawal amount"). The free withdrawal amount is 10% of Contract Value on the date of the Surrender. (See "Surrenders" and "Contingent Deferred Sales Charge.")

                                  EXPENSE TABLE

The purpose of the table and the examples below is to explain the various costs and expenses you will bear, directly or indirectly, as a Contract Owner. These are deducted from purchase payments, the Variable Account, or the Eligible Funds. In the examples following the table, we assume that you allocated your entire purchase payment to one sub-account, with no transfers.

                                VARIABLE ACCOUNT

CONTRACT OWNER TRANSACTION EXPENSES(1)
   Sales Charge Imposed on Purchases (as a percentage
      of Contract Value)...............................             0%
   Maximum Contingent Deferred Sales Charge(2) (as a
      percentage of Contract Value)....................            6.5%
   Transfer Fee (per Contract Year)(3).................   $0 on the first twelve
                                                           $10 each thereafter
ANNUAL CONTRACT FEE
   Administration Contract Charge (per Contract)(4) ...            $30
SEPARATE ACCOUNT ANNUAL EXPENSES(5)
(as percentage of average net assets)
   Mortality and Expense Risk Charge...................            .95%
   Administration Asset Charge.........................            .40%
                                                                   ----
      Total Separate Account Annual Expenses...........            1.35%

                             NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER CURRENT EXPENSE CAP OR EXPENSE DEFERRAL)(6)

                            LOOMIS                                         GOLDMAN
                            SAYLES  MORGAN STANLEY                          SACHS    DAVIS    WESTPEAK   WESTPEAK
                            SMALL   INTERNATIONAL   ALGER EQUITY  CAPITAL   MIDCAP  VENTURE    GROWTH      STOCK
                             CAP    MAGNUM EQUITY      GROWTH     GROWTH    VALUE    VALUE   AND INCOME    INDEX
                            SERIES      SERIES         SERIES     SERIES    SERIES   SERIES    SERIES    SERIES(7)
                            ------  --------------  ------------  -------  -------  -------  ----------  ---------
Management Fee..........     1.00%        .90%          .75%        .63%     .75%     .75%      .70%        .25%
Other Expenses..........        0%        .40%          .08%        .03%     .15%     .08%      .08%        .12%
                             ----        ----           ---         ---      ---      ---       ---         ---
   Total Series Operating
      Expenses...........    1.00%       1.30%          .83%        .66%     .90%     .83%      .78%        .37%

                                                    SALOMON
                                                    BROTHERS    BACK BAY   SALOMON    BACK BAY
                             LOOMIS    BACK BAY    STRATEGIC    ADVISORS   BROTHERS   ADVISORS
                             SAYLES    ADVISORS       BOND        BOND       U.S.      MONEY
                            BALANCED   MANAGED   OPPORTUNITIES   INCOME   GOVERNMENT   MARKET
                             SERIES   SERIES(7)     SERIES       SERIES     SERIES     SERIES
                            --------  ---------  -------------  --------  ----------  --------
Management Fee..........      .70%       .50%         .65%        .40%       .55%       .35%
Other Expenses..........       12%       .08%         .20%        .08%       .15%       .10%
                              ---        ---          ---         ---        ---        ---
   Total Series Operating
      Expenses...........     .82%       .58%         .85%        .48%       .70%       .45%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(8)) For purchase payments allocated to each of the Series indicated

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and 2) that a contingent deferred sales charge would apply at the end of each time period because you either surrender your Contract or elect to annuitize under a non-life contingency option:

                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                   ------   -------   -------   --------
Loomis Sayles Small Cap.........................   $84.53   $128.87   $174.94   $286.67
Morgan Stanley International Equity.............    87.35    137.34    189.12    315.54
Alger Equity Growth.............................    82.93    124.03    166.81    269.88
Capital Growth..................................    81.34    119.16    158.61    252.77
Goldman Sachs Midcap Value......................    83.59    126.03    170.17    276.83
Davis Venture Value.............................    82.93    124.03    166.81    269.88
Westpeak Growth and Income......................    82.46    122.60    164.41    264.88
Westpeak Stock Index............................    78.59    110.81    144.45    222.85
Loomis Sayles Balanced..........................    82.84    123.75    166.33    268.88
Back Bay Advisors Managed.......................    80.57    116.87    154.72    244.61
Salomon Brothers Strategic Bond Opportunities...    83.12    124.60    167.77    271.86
Back Bay Advisors Bond Income...................    79.63    113.98    149.85    234.31
Salomon Brothers U.S. Government................    81.71    120.31    160.55    256.82
Back Bay Advisors Money Market..................    79.35    113.12    148.38    231.20

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Series and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(9):

                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                   ------   -------   -------   --------
Loomis Sayles Small Cap.........................   $24.58    $75.59   $129.16   $275.17
Morgan Stanley International Equity.............    27.58     84.54    144.02    304.38
Alger Equity Growth.............................    22.88     70.48    120.64    258.18
Capital Growth..................................    21.18     65.34    112.05    240.87
Goldman Sachs Midcap Value......................    23.58     72.59    124.16    265.21
Davis Venture Value.............................    22.88     70.48    120.64    258.18
Westpeak Growth and Income......................    22.38     68.97    118.12    253.12
Westpeak Stock Index............................    18.26     56.52     97.21    210.60
Loomis Sayles Balanced..........................    22.78     70.18    120.14    257.17
Back Bay Advisors Managed.......................    20.37     62.92    107.97    232.62
Salomon Brothers Strategic Bond Opportunities...    23.08     71.08    121.65    260.19
Back Bay Advisors Bond Income...................    19.37     59.87    102.86    222.20
Salomon Brothers U.S. Government................    21.58     66.55    114.08    244.97
Back Bay Advisors Money Market..................    19.07     58.96    101.32    219.05

                        VARIABLE INSURANCE PRODUCTS FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998

     (AS A PERCENTAGE OF AVERAGE NET ASSETS PRIOR TO EXPENSE REDUCTIONS)(10)

                                                          VIP
                                              VIP       EQUITY-
                                           OVERSEAS     INCOME
                                           PORTFOLIO   PORTFOLIO
                                           ---------   ---------
Management Fee..........................      .74%        .49%
Other Expenses..........................      .17%        .09%
                                              ---         ---
   Total Portfolio Operating Expenses...      .91%        .58%

EXAMPLE (NOTE: The examples below are hypothetical. Although we base them on the expenses shown in the expense table above, the examples are not representations of past or future performance or expenses. Actual performance and/or expenses may be more or less than shown.(11)) For purchase payments allocated to each of the Portfolios indicated

You would pay the following direct and indi- rect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the under- lying Portfolio and 2) that a contingent de- ferred sales charge would apply at the end of each time period because you either sur- render your Contract or elect to annuitize under a non-life contingency option:

                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                           ------   -------   -------   --------
VIP Overseas Portfolio..................   $83.69   $126.31   $170.65   $277.81
VIP Equity-Income Portfolio.............    80.57    116.87    154.72    244.61

You would pay the following direct and indirect expenses on a $1,000 purchase payment assuming 1) 5% annual return on the underlying Portfolio and 2) that no contingent deferred sales charge would apply at the end of each time period because you either do not surrender your Contract or you elect to annuitize under a variable life contingency option(12):

                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                           ------   -------   -------   --------
VIP Overseas Portfolio..................   $23.68    $72.89   $124.66   $266.21
VIP Equity-Income Portfolio.............    20.37     62.92    107.97    232.62

----------
NOTES:

(1) Premium tax charges are not shown. They range from 0% (in most states) to 3.5% of Contract Value (or if applicable purchase payments).

(2) We calculate the applicable Contingent Deferred Sales Charge as a percentage of Contract Value. The maximum possible charge, as a percentage of Contract Value, occurs in the first Contract Year and reduces after each Contract Year to 0% by the eleventh Contract Year.

(3) We reserve the right to impose a charge of $10 on each transfer in excess of four per year.

(4)  We do not impose this charge after annuitization.

(5) We do not impose these charges on the Fixed Account or after annuitization if annuity payments are made on a fixed basis.

(6) For each of these Series other than the Capital Growth Series, Total Series Operating Expenses are based on the amount of such expenses applied against assets, after giving effect to the applicable voluntary expense cap or expense deferral.

     Expense Cap. For the Loomis Sayles Small Cap Series, Total Series Operating
     -----------
     Expenses take into account a voluntary cap on expenses by New England Investment Management, Inc. ("NEIM", formerly known as TNE Advisors, Inc.), the Series' investment adviser, which will bear all expenses that exceed 1.00% of average daily net assets. In the absence of this cap Total Series Operating Expenses for the Loomis Sayles Small Cap Series for the year ended December 31, 1998 would have been 1.10%. Total Series Operating Expenses for the Westpeak Growth and Income, Westpeak Stock Index, Back Bay Advisors Managed, Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series are after giving effect to a voluntary expense cap. For each of these Series, NEIM bears those expenses (other than the management fee) that exceed 0.15% of average daily net assets.

     Expense Deferral. For the seven other Series shown, the Total Series
     ----------------
     Operating Expenses are after giving effect to a voluntary expense deferral. As of May 1, 1998 the Goldman Sachs Midcap Value is subject to the voluntary expense deferral described below, with an annual expense limit of .90% of net assets. Under the deferral, expenses which exceed a certain limit are paid by NEIM in the year in which they are incurred and transferred to the Series in a future year (no more than two fiscal years later) when actual expenses of the Series are below the limit. The limit on expenses for each of these Series is: 1.30% of average daily net assets for the Morgan Stanley International Magnum Equity Series; .90% of average daily net assets for the Alger Equity Growth and Davis Venture Value Series; .85% of average daily net assets for the Loomis Sayles Balanced and Salomon Brothers Strategic Bond Opportunities Series; and .70% of average daily net assets for the Salomon Brothers U.S. Government Series. Absent the expense deferral, Total Series Operating Expenses for these Series for the year ended December 31, 1998 would have been: 1.40% for the Morgan Stanley International Magnum Equity Series; and .77% for Salomon Brothers U.S. Government Series. The expense cap and deferral arrangements are voluntary and may be terminated at any time. (See the attached prospectus of the New England Zenith Fund for more complete information.)

(7) The Westpeak Stock Index Series and the Back Bay Advisors Managed Series are not Eligible Funds for Contracts purchased after May 1, 1995.

(8) In these examples, the average Administration Contract Charge of .08% has been used. (See (4), above.)

(9) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

(10) Total Portfolio Operating Expenses for the Variable Insurance Products Portfolios are based on the amount of such expenses incurred during the most recent fiscal year applied against assets at December 31, 1998. They do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. Had these reductions been included, Total Portfolio Operating Expenses would have been

     .89% for the VIP Overseas Portfolio and .57% for the VIP Equity-Income Portfolio. (See the attached prospectus of the Variable Insurance Products Fund for more complete information.) Affiliates of Fidelity Management & Research Company may compensate NELICO and/or certain affiliates for administrative, distribution or other services relating to the VIP Overseas and VIP Equity-Income Portfolios. Such compensation is based on assets of the Portfolios attributable to the Contracts, which are administered by NELICO, and to variable life insurance products issued by NELICO and its affiliates.

(11) In these examples, the average Administration Contract Charge of .08% has been used. (See (4), above.)

(12) The same would apply if you elect to annuitize under a fixed life contingency option unless your Contract has been in effect less than five years, in which case the expenses shown in the first three columns of the preceding example would apply. (See "Contingent Deferred Sales Charge.")

--------------------------------------------------------------------------------

                            ACCUMULATION UNIT VALUES
          (FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT THE PERIOD)

                        THE NEW ENGLAND VARIABLE ACCOUNT
                         CONDENSED FINANCIAL INFORMATION

                                                                             MORGAN
                                                                             STANLEY
                     LOOMIS                                               INTERNATIONAL
                     SAYLES                                                  MAGNUM
                    SMALL CAP                                                EQUITY
                      SUB-                                                    SUB-
                     ACCOUNT                                                 ACCOUNT
                    ---------                                             -------------
                     5/2/94*    1/1/95     1/1/96     1/1/97     1/1/98     10/31/94*     1/1/95     1/1/96     1/1/97     1/1/98
                       TO         TO         TO         TO         TO          TO           TO         TO         TO         TO
                    12/31/94   12/31/95   12/31/96   12/31/97   12/31/98    12/31/94     12/31/95   12/31/96   12/31/97   12/31/98
                    --------- ---------- ---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.000      0.959      1.219      1.572      1.936       1.000        1.024      1.073      1.129      1.100
2. Accumulation
   Unit Value at
   end of period...     0.959      1.219      1.572      1.936      1.878       1.024        1.073      1.129      1.100      1.164
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 2,988,971 13,533,326 26,307,748 39,442,109 40,318,239   2,916,120   11,062,106 16,322,862 17,243,803 16,325,447

                     OVERSEAS
                       SUB-
                     ACCOUNT
                    ----------
                     10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.458      1.532      1.538      1.664      1.859      2.046
2. Accumulation
   Unit Value at
   end of period...      1.532      1.538      1.664      1.859      2.046      2.276
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 10,878,551 43,034,544 41,273,183 44,846,316 45,289,247 40,546,153

                     ALGER
                     EQUITY                                               CAPITAL
                     GROWTH                                                GROWTH
                      SUB-                                                  SUB-
                     ACCOUNT                                              ACCOUNT
                    ---------                                             --------
                    10/31/94*   1/1/95     1/1/96     1/1/97     1/1/98   9/16/88*  1/1/89     1/1/90     1/1/91     1/1/92
                       TO         TO         TO         TO         TO        TO       TO         TO         TO         TO
                    12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    --------- ---------- ---------- ---------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.000      0.956      1.402      1.566      1.941    4.645     4.612      5.950      5.666      8.608
2. Accumulation
   Unit Value at
   end of period...     0.956      1.402      1.566      1.941      2.829    4.612     5.950      5.666      8.608      7.978
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 1,857,319 24,163,685 40,025,594 44,518,891 49,255,773  439,393 5,337,778 12,591,788 21,719,884 33,645,983

                      1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      7.978      9.050      8.298     11.300     13.496     16.442
2. Accumulation
   Unit Value at
   end of period...      9.050      8.298     11.300     13.496     16.442     21.752
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 40,091,665 43,592,961 41,663,900 41,363,155 40,200,592 38,236,116

                     GOLDMAN
                      SACHS                                                            DAVIS
                     MIDCAP                                                           VENTURE
                      VALUE                                                            VALUE
                      SUB-                                                             SUB-
                     ACCOUNT                                                          ACCOUNT
                    ---------                                                        ---------
                    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98   10/31/94*   1/1/95     1/1/96     1/1/97
                       TO         TO         TO         TO         TO         TO        TO         TO         TO         TO
                    12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/94   12/31/95   12/31/96   12/31/97
                    --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.125      1.137      1.119      1.439      1.669      1.932     1.000      0.963      1.323      1.643
2. Accumulation
   Unit Value at
   end of period...     1.137      1.119      1.439      1.669      1.932      1.802     0.963      1.323      1.643      2.163
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 4,515,611 15,572,344 19,773,057 24,345,379 24,035,279 21,347,155 3,499,719 19,608,688 34,997,024 53,977,107

                                WESTPEAK
                                 GROWTH
                               AND INCOME
                                  SUB-
                                ACCOUNT
                               ----------
                      1/1/98    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO         TO         TO         TO         TO         TO         TO
                     12/31/98   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      2.163      1.105      1.132      1.103      1.486      1.731      2.279
2. Accumulation
   Unit Value at
   end of period...      2.442      1.132      1.103      1.486      1.731      2.279      2.799
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 58,765,470  3,359,317 16,092,325 21,168,965 26,104,465 30,306,103 35,514,558

----------
*    Date these sub-accounts were first available.

                                                                                      LOOMIS
                     EQUITY-                                                          SAYLES
                     INCOME                                                          BALANCED
                      SUB-                                                             SUB-
                     ACCOUNT                                                          ACCOUNT
                    ---------                                                        ---------
                    10/1/93*    1/1/94     1/1/95     1/1/96     1/1/97     1/1/98   10/31/94    1/1/95    1/1/96*
                       TO         TO         TO         TO         TO         TO        TO         TO         TO
                    12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98  12/31/94   12/31/95   12/31/96
                    --------- ---------- ---------- ---------- ---------- ---------- --------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........     1.980      1.992      2.104      2.804      3.162      3.996     1.000      0.997      1.227
2. Accumulation
   Unit Value at
   end of period...     1.992      2.104      2.804      3.162      3.996      4.401     0.997      1.227      1.415
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 5,649,743 25,852,849 38,010,655 44,037,798 45,104,192 42,926,506 1,736,189 10,987,597 20,107,324

                       1/1/97
                         TO     1/1/98 TO
                      12/31/97   12/31/98
                     ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.415      1.622
2. Accumulation
   Unit Value at
   end of period...       1.622      1.747
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  28,677,041 30,824,135

                      SALOMON
                      BROTHERS                                               BACK BAY
                      STRATEGIC                                              ADVISORS
                        BOND                                                   BOND
                    OPPORTUNITIES                                             INCOME
                        SUB-                                                   SUB-
                       ACCOUNT                                               ACCOUNT
                    -------------                                            --------
                      10/31/94*    1/1/95*    1/1/96     1/1/97     1/1/98   10/5/88*  1/1/89     1/1/90     1/1/91     1/1/92
                         TO          TO         TO         TO         TO        TO       TO         TO         TO         TO
                      12/31/94    12/31/95   12/31/96   12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    ------------- --------- ---------- ---------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........       1.000       0.984      1.159      1.307      1.433    1.631     1.634      1.810      1.930      2.247
2. Accumulation
   Unit Value at
   end of period...       0.984       1.159      1.307      1.433      1.442    1.634     1.810      1.930      2.247      2.398
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........   1,124,133   6,132,563 15,034,554 23,074,669 24,945,159  299,002 4,287,540 10,139,527 17,797,335 28,871,719

                      1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                        TO         TO         TO         TO         TO     1/1/98 TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      2.398      2.664      2.540      3.037      3.134      3.429
2. Accumulation
   Unit Value at
   end of period...      2.664      2.540      3.037      3.134      3.429      3.689
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 41,939,487 41,657,182 42,231,987 41,138,874 37,260,367 38,630,894

                     SALOMON                                            BACK BAY
                     BROTHERS                                           ADVISORS
                       U.S.                                               MONEY
                    GOVERNMENT                                           MARKET
                       SUB-                                               SUB-
                     ACCOUNT                                            ACCOUNT
                    ----------                                          --------
                     10/31/94*  1/1/95    1/1/96    1/1/97     1/1/98   9/29/88*  1/1/89     1/1/90     1/1/91     1/1/92
                        TO        TO        TO        TO         TO        TO       TO         TO         TO         TO
                     12/31/94  12/31/95  12/31/96  12/31/97   12/31/98  12/31/88 12/31/89   12/31/90   12/31/91   12/31/92
                    ---------- --------- --------- --------- ---------- -------- --------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........    1.000       1.004     1.139     1.161      1.242   1.384      1.408      1.518      1.620      1.697
2. Accumulation
   Unit Value at
   end of period...    1.004       1.139     1.161     1.242      1.319   1.408      1.518      1.620      1.697      1.738
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  910,020   4,495,184 5,785,148 8,616,135 12,796,204 915,605  7,661,069 21,629,006 26,322,938 26,759,532

                      1/1/93     1/1/94     1/1/95     1/1/96     1/197      1/1/98
                        TO         TO         TO         TO         TO         TO
                     12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      1.738      1.766      1.811      1.889      1.959      2.036
2. Accumulation
   Unit Value at
   end of period...      1.766      1.811      1.889      1.959      2.036      2.114
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 25,016,975 30,220,356 33,015,018 33,412,517 26,785,902 33,716,959

----------
*    Date these sub-accounts were first available.

                    BACK BAY
                    ADVISORS
                     MANAGED
                      SUB-
                    ACCOUNT**
                    ---------
                    9/21/88*   1/1/89     1/1/90     1/1/91     1/1/92     1/1/93     1/1/94     1/1/95     1/1/96     1/1/97
                       TO        TO         TO         TO         TO         TO         TO         TO         TO         TO
                    12/31/88  12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
                    --------- --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........    1.042      1.063      1.250      1.272      1.508      1.588      1.733      1.691      2.190      2.485
2. Accumulation
   Unit Value at
   end of period...    1.063      1.250      1.272      1.508      1.588      1.733      1.691      2.190      2.485      3.103
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period..........  731,349  9,179,207 18,099,540 26,478,398 41,588,546 60,696,659 61,961,278 56,145,463 52,130,165 48,490,618

                               WESTPEAK
                                 STOCK
                                 INDEX
                                 SUB-
                               ACCOUNT**
                               ---------
                      1/1/98    1/1/92*    1/1/93     1/1/94     1/1/95     1/1/96     1/1/97     1/1/98
                        TO        TO         TO         TO         TO         TO         TO         TO
                     12/31/98  12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98
                    ---------- --------- ---------- ---------- ---------- ---------- ---------- ----------
1. Accumulation
   Unit Value at
   beginning of
   period..........      3.103     1.592      1.644      1.780      1.775      2.398      2.898      3.788
2. Accumulation
   Unit Value at
   end of period...      3.664     1.540      1.780      1.775      2.398      2,898      3.788      4.781
3. Number of
   Accumulation
   Units
   outstanding
   at end of
   period.......... 42,358,784 2,583,607 11,017,884 14,282,355 15,539,608 15,623,253 15,874,978 15,292,906

----------
*    Date these sub-accounts were first available.

** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

Information on units and unit values is useful because they affect the calculation of Contract Values. The value of a Contract is determined by multiplying the number of Accumulation Units in each sub-account credited to the Contract by the Accumulation Unit Value of the sub-account. The Accumulation Unit Value of a sub-account depends in part on the net investment experience of the Eligible Fund in which it invests. See "Contract Value and Accumulation Unit Value" for more information.

--------------------------------------------------------------------------------

                             HOW THE CONTRACT WORKS

                                                          DAILY DEDUCTION FROM
  PURCHASE PAYMENT             CONTRACT VALUE               VARIABLE ACCOUNT
------------------------    ------------------------    ------------------------

..  You can make a           .  We allocate payments     .  We deduct a Mortality
   one-time investment         to your choice,             and Expense risk
   or establish an             within limits, of           charge of 0.95% on an
   ongoing investment          Eligible Funds and/or       annual basis from the
   program.                    the Fixed Account.          Contract Value daily.
          |
          |                 .  The Contract Value       .  We deduct an
  CHARGES FROM PAYMENT         reflects purchase           Administration Asset
                               payments, investment --->   Charge of 0.40% on an
..  Premium tax charge          experience, interest        annual basis from the
   may apply.           --->   payments, partial           Contract Value daily.
                               surrenders, loans and
..  Premium for                 Contract charges.        .  Investment advisory
   disability benefit                                      fees are deducted
   rider, if elected.       .  The Contract Value          from the Eligible
          |                    invested in the             Fund assets daily.
          |                    Eligible Funds is not
   ADDITIONAL PAYMENTS         guaranteed.                 ANNUAL CONTRACT FEE

..  Any time, (subject to    .  Earnings are             .  We deduct a $30
   Company limits).            accumulated free of         Administration
                        --->   any current income   --->   Contract Charge from
..  Minimum $25.                taxes (see page             the Contract Value on
                               A-37).                      each anniversary
                                                           while Contract is in-
                            .  You may change the          force, other than
         LOANS                 allocation of future        under an annuity
                               payments, within            payment option. We
..  Are available to            limits, at any time.        deduct a pro rata
   participants of                                         portion on full
   certain tax qualified<---.  Prior to                    surrender and at
   pension plans (see          annuitization, you          annuitization.
   page A-25).                 may transfer Contract
                               Value among accounts,        SURRENDER CHARGE
                               within limits, up to
      SURRENDERS               twelve times per         .  Consists of
                               Contract Year without--->   Contingent Deferred
..  You can surrender up        charge (special             Sales Charge (see
   to 10% of Contract          limits apply to             page A-30).
   Value each year             transfers of Contract
   without incurring           Value to and from the
   surrender charges,          Fixed Account).
   subject to any                                          PREMIUM TAX CHARGE
   applicable tax law       .  Allocations of
   restrictions.               payments and             .  Where applicable, is
                               transfers of Contract       deducted from
..  Surrenders are              Value must comply           purchase payments
   taxable to the extent       with the rule that          (currently in South
   of gain.                    Contract Value may be       Dakota) or from
                               allocated among no          Contract Value when
..  Prior to age 59 1/2 a<---   more than ten               annuity payments
   10% penalty tax may         accounts, including         commence.
   apply.                      the Fixed Account, at
                               any time.
                                        |                  ADDITIONAL BENEFITS
                                        |
     DEATH PROCEEDS            RETIREMENT BENEFITS      .  You pay no taxes on
                                                           your investment as
..  Guaranteed not to be     .  Lifetime income             long as it remains in
   less than your total        options.                    the Contract.
   contribution to your
   Contract net of any      .  Fixed and/or variable    .  You can surrender
   prior surrenders and        payout options.             your Contract at any
   outstanding loans.                                      time for its Contract
                            .  Premium tax charge          Value, less any
..  Death proceeds pass         may apply.                  applicable Contingent
   to the beneficiary                                      Deferred Sales Charge
   without probate.                                        (subject to any
                                                           applicable tax law
                                                           restrictions).

                                                        .  If the Contract
                                                           contains the
                                                           disability benefit
                                                           rider and the
                                                           Annuitant becomes
                                                           totally disabled, we
                                                           provide monthly
                                                           benefits.

                                   THE COMPANY

The Company is a mutual life insurance company whose principal office is at One Madison Avenue, New York, N.Y. 10010. The Company was organized in 1866 under the laws of the State of New York and has engaged in the life insurance business under its present name since 1868. It operates as a life insurance company in all 50 states, the District of Columbia, Puerto Rico and all provinces of Canada. The Company has over $330 billion in assets under management.

New England Life Insurance Company ("NELICO"), a subsidiary of the Company, provides administrative services for the Contracts and the Variable Account pursuant to an administrative services agreement with the Company. These administrative services include maintenance of Contract Owner records and accounting, valuation, regulatory and reporting services. NELICO, located at 501 Boylston Street, Boston, Massachusetts 02116, is the Company's Designated Office for receipt of Purchase Payments, loan repayments, requests and elections, and communications regarding death of the Annuitant, as further described below.

                              THE VARIABLE ACCOUNT

The Variable Account was established as a separate investment account on July 15, 1987, and is registered as a unit investment trust under the Investment Company Act of 1940. The Variable Account meets the definition of a "separate account" under Federal securities laws.

Applicable state insurance law provides that the assets in the Variable Account equal to the reserves and other contract liabilities of the Variable Account shall not be chargeable with liabilities arising out of any other business the Company may conduct. The Company believes this means that the assets of the Variable Account equal to its reserves and other contract liabilities are not available to meet the claims of the Company's general creditors and may only be used to support the Contract Values under the Contracts. The income and realized and unrealized capital gains or losses of the Variable Account are credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. All obligations arising under the Contracts are, however, general corporate obligations of the Company.

Purchase payments are allocated within the Variable Account to one or more of the sub-accounts as you elect. The value of Accumulation Units credited to your Contract and the amount of the variable annuity payments depend on the investment experience of the Eligible Fund(s) that you select. The Company does not guarantee the investment performance of the Variable Account. Thus, you bear the full investment risk for all amounts contributed to the Variable Account.

                       INVESTMENTS OF THE VARIABLE ACCOUNT

Purchase payments applied to the Variable Account will be invested in one or more of the Eligible Funds listed below, at net asset value without deduction of any sales charge, in accordance with the selection you make in your application. You may change your selection of Eligible Funds for future purchase payments at any time without charge. (See "Requests and Elections.") You also may transfer previously invested amounts among the Eligible Funds, subject to certain conditions. (See "Transfer Privilege.") Your Contract Value may be distributed among no more than 10 accounts (including the Fixed Account) at any time. The Company reserves the right to add or remove Eligible Funds from time to time as investments for the Variable Account. See "Substitution of Investments."

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same subadviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

NEW ENGLAND ZENITH FUND: Currently, there are twelve Series of the New England Zenith Fund that are Eligible Funds under the Contracts offered by this prospectus. Two additional Series, the Back Bay Advisors Managed Series and the Westpeak Stock Index Series, described below, are Eligible Funds only for Contracts issued before May 1, 1995.

LOOMIS SAYLES SMALL CAP SERIES

The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or their equivalent.

MORGAN STANLEY INTERNATIONAL MAGNUM EQUITY SERIES (FORMERLY DRAYCOTT INTERNATIONAL EQUITY SERIES)

The Morgan Stanley International Magnum Equity Series investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

ALGER EQUITY GROWTH SERIES

The Alger Equity Growth Series investment objective is long-term capital appreciation.

CAPITAL GROWTH SERIES

The Capital Growth Series investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

GOLDMAN SACHS MIDCAP VALUE SERIES (FORMERLY LOOMIS SAYLES AVANTI GROWTH SERIES)

The Goldman Sachs Midcap Value Series investment objective is long-term capital appreciation.

DAVIS VENTURE VALUE SERIES (FORMERLY VENTURE VALUE SERIES)

The Davis Venture Value Series investment objective is growth of capital.

WESTPEAK GROWTH AND INCOME SERIES (FORMERLY WESTPEAK VALUE GROWTH SERIES)

The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

WESTPEAK STOCK INDEX SERIES

The Westpeak Stock Index Series investment objective is investment results that correspond to the composite price and yield performance of United States publicly traded common stocks.

LOOMIS SAYLES BALANCED SERIES

The Loomis Sayles Balanced Series investment objective is reasonable long- term investment return from a combination of long-term capital appreciation and moderate current income.

BACK BAY ADVISORS MANAGED SERIES

The Back Bay Advisors Managed Series investment objective is a favorable total return through investment in a diversified portfolio.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

BACK BAY ADVISORS BOND INCOME SERIES

The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

SALOMON BROTHERS U.S. GOVERNMENT SERIES

The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

BACK BAY ADVISORS MONEY MARKET SERIES

The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

VARIABLE INSURANCE PRODUCTS FUND: Currently, there are two Portfolios of the Variable Insurance Products Fund that are Eligible Funds under the Contracts offered by this prospectus.

VIP OVERSEAS PORTFOLIO

The VIP Overseas Portfolio seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

VIP EQUITY-INCOME PORTFOLIO

The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

INVESTMENT ADVICE

The Capital Growth Series receives investment advice from Capital Growth Management Limited Partnership ("CGM"), an affiliate of NELICO. NEIM (formerly TNE Advisers), which is an indirect, wholly-owned subsidiary of NELICO, is the investment adviser for the remaining series of the Zenith Fund. The chart below shows the sub-adviser for each series of the Zenith Fund. NEIM, CGM and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

SERIES                                               SUB-ADVISER
------                                               -----------
Loomis Sayles Small Cap Series          Loomis, Sayles & Company, L.P.*
Morgan Stanley International Magnum     Morgan Stanley Dean Witter Investment
   Equity Series                           Management Inc.
Alger Equity Growth Series              Fred Alger Management, Inc.
Goldman Sachs Midcap Value Series       Goldman Sachs Asset Management
Davis Venture Value Series              Davis Selected Advisers, L.P.**
Westpeak Growth and Income Series       Westpeak Investment Advisors, L.P.*
Westpeak Stock Index Series             Westpeak Investment Advisors, L.P.*
Loomis Sayles Balanced Series           Loomis, Sayles & Company, L.P.*
Back Bay Advisors Managed Series        Back Bay Advisors, L.P.*
Salomon Brothers Strategic Bond
   Opportunities Series                 Salomon Brothers Asset Management Inc***
Back Bay Advisors Bond Income Series    Back Bay Advisors, L.P.*
Salomon Brothers U.S. Government
   Series                               Salomon Brothers Asset Management Inc
Back Bay Advisors Money Market Series   Back Bay Advisors, L.P.*

----------

*    An affiliate of NELICO

** Davis Selected may also delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary of Davis Selected.

*** In connection with Salomon Brothers Asset Management's service as sub-adviser to the Strategic Bond Opportunities Series, Salomon Brothers' London-based affiliate, Salomon Brothers Asset Management Limited, provides certain sub-advisory services to Salomon Brothers Asset Management.

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Goldman Sachs Midcap Value Series and Loomis Sayles Small Cap Series, New England Investment Management (formerly TNE Advisers, Inc.) became the adviser on May 1, 1995. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management (formerly Morgan Stanley Asset Management) became the sub-adviser.

The Goldman Sachs Midcap Value Series' sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser.

More complete information on each Series of the New England Zenith Fund is contained in the attached New England Zenith Fund prospectus, which you should read carefully before investing, as well as in the New England Zenith Fund's Statement of Additional Information, which may be obtained free of charge by writing to New England Securities, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

The VIP Overseas Portfolio and the VIP Equity-Income Portfolio receive investment advice from Fidelity Management & Research Company. More complete information on the VIP Equity-Income and VIP Overseas Portfolios of the Variable Insurance Products Fund is contained in the attached prospectus of that Fund, which you should read carefully before investing, as well as in the Variable Insurance Products Fund's Statement of Additional Information, which may be obtained free of charge by writing to Fidelity Distributors Corporation, 82 Devonshire Street, Boston, Massachusetts, 02109 or telephoning 1-800-356-5015.

SUBSTITUTION OF INVESTMENTS

If investment in the Eligible Funds or a particular Series or Portfolio is no longer possible or in the judgment of the Company becomes inappropriate for the purposes of the Contract, the Company may substitute another Eligible Fund or Funds without your consent. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission.

                                GUARANTEED OPTION

Net purchase payments may also be allocated to the Fixed Account option in states that have approved the Fixed Account option. The Fixed Account is a part of the Company's general account and provides guarantees of principal and interest. (See "The Fixed Account" for more information.)

                                  THE CONTRACTS

The Contracts provide that purchase payments will be invested by the Company in the Eligible Fund(s) you select and that, after annuitization, the Company will make variable annuity payments on a monthly basis, unless you elect otherwise. You assume the risk of investment gain or loss in that the value of your Contract before annuitization and, in the case of a variable payment option, the annuity payments after annuitization will vary with the investment performance of those Eligible Funds in which your Contract is invested.

PURCHASE PAYMENTS

Under current rules, the minimum initial purchase payment for flexible payment Contracts issued in connection with tax-benefited retirement plans other than individual retirement accounts under Section 408(a) of the Code or individual retirement annuities under Section 408(b) of the Code (both referred to as "IRAs") or Roth IRAs under Section 408A of the Code ("Roth IRAs") is $50. For flexible payment Contracts issued in connection with IRAs and Roth IRAs (Roth IRAs will only be available if you have an existing IRA Contract), the Company currently requires a minimum initial purchase payment of $2,000, although the Company requires a minimum initial payment of $100 if monthly payments are to be withdrawn from your bank checking account or New England Cash Management Trust account, a service known as the Master Service Account arrangement ("MSA"). For all other flexible payment Contracts, the minimum initial purchase payment is $5,000, although the Company requires a minimum initial payment of $100 if monthly payments are to be made through MSA. The Company may consent to lower initial purchase payments in certain situations. Additional purchase payments must be at least $25, although the Company currently requires minimum additional purchase payments to be at least $50 if they are made through a group billing arrangement (also known as a "list-bill" arrangement) and $100 per month if they are made through MSA. The Company reserves the right to limit the amount of purchase payments under a Contract in any Contract Year to three times the anticipated annual contribution that you specify in your Contract application. The Company currently limits anticipated annual contributions to $100,000, so that the maximum amount you may contribute in any Contract Year is $300,000, or three times your specified anticipated annual contribution, if less. Except with the consent of the Company, the minimum purchase payment for a single payment Contract is $2,000 for Contracts issued in connection with IRAs and $5,000 for all other Contracts, and the maximum purchase payment for a single payment contract is $1,000,000. Payments in addition to the required minimum purchase payment may also be made on a single payment Contract, subject to the minimums set forth above. The Company reserves the right to limit purchase payments made in any Contract Year or in total under a single payment Contract.

The Company will determine whether to approve applications for new Contracts, and will apply initial purchase payments under new Contracts not later than 2 business days after a completed application (including the initial purchase payment) is received at the Company's Designated Office. If an application is not complete upon receipt, the Company will apply the initial purchase payment not later than 2 business days after it is completed. If an incomplete application is not completed within 5 days after the Company receives it, however, the Company will inform the applicant of the reasons for the delay and will refund any purchase payment unless the applicant consents to allow the Company to retain the purchase payment until the application is made complete. The Company reserves the right to reject any application.

ALLOCATION OF PURCHASE PAYMENTS

Net purchase payments are converted into Accumulation Units of the sub- accounts you select, subject to the limitation that Contract Value may be allocated among no more than 10 accounts, including the Fixed Account, at any time. The number of Accumulation Units of each sub-account to be credited to the Contract is determined by dividing the net purchase payment by the Accumulation Unit Value for the selected sub-accounts next determined following receipt of the purchase payment at the Company's Designated Office (or, in the case of the initial purchase payment, next determined following approval of the Contract application). In the case of an initial purchase payment to be made by exchanging a variable annuity contract issued by New England Variable Annuity Fund I (a "Fund I contract") or New England Retirement Investment Account (a "Preference contract"), the payment will be applied using the Accumulation Unit Value next determined following approval of the Contract application and receipt of the proceeds of the Fund I or Preference contract.

CONTRACT VALUE AND ACCUMULATION UNIT VALUE

The value of a Contract is determined by multiplying the number of Accumulation Units credited to the Contract by the appropriate Accumulation Unit Values. As described below, the Accumulation Unit Value of each sub- account depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses borne by the Eligible Fund as well as charges assessed against sub-account assets. The Accumulation Unit Value of each sub-account was set at $1.00 on or about the date on which shares of the corresponding Eligible Fund first became available to investors. The Accumulation Unit Value is determined as of the close of regular trading on the New York Stock Exchange on each day during which the Exchange is open for trading by multiplying the last-determined Accumulation Unit Value by the net investment factor determined as of the close of regular trading on the Exchange on that day. To determine the net investment factor for any sub- account, the Company takes into account the change in net asset value per share of the Eligible Fund held in the sub-account as of the close of regular trading on the Exchange on that day from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the previous determination of net asset value per share, and daily deductions for the Mortality and Expense Risk Charge and Administration Asset Charge, equal, on an annual basis, to 1.35% of the average daily net asset value of the sub-account. The formula for determining the net investment factor is described under the caption "Net Investment Factor" in the Statement of Additional Information.

The net investment factor may be greater or less than one, depending in part upon the investment performance of the Eligible Fund which is the underlying investment of the sub-account, and you bear this investment risk. The net investment results are also affected by the deductions from sub-account assets for the Mortality and Expense Risk Charge and Administration Asset Charge.

Under a Contract with the Fixed Account option, the total Contract Value includes the amount of Contract Value held in the Fixed Account. Under a Contract that permits Contract loans, the Contract Value also includes the amount of Contract Value transferred to the Company's general account (but outside of the Fixed Account) as a result of a loan and any interest credited on that amount. Interest earned on the amount held in the general account as a result of a loan will be credited to the Contract's sub-accounts annually in accordance with the allocation instructions in effect for purchase payments under your Contract on the date of the crediting. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

If the Annuitant dies after annuitization, the amount payable, if any, will be as specified in the annuity payment option selected. Prior to annuitization, the Contract's Death Proceeds are payable to the Beneficiary if the Company receives due proof of death of: (1) the Contract Owner; or (2) the Annuitant, in the case of a Contract that is not owned in an individual capacity.

The Contract's Death Proceeds at any time are the greater of: (1) the sum of all purchase payments adjusted for any partial surrenders; or (2) the current Contract Value. For this purpose, the current Contract Value is the value next determined after the later of the date when the Company receives at the Designated Office: (1) due proof of death; or (2) an election of continuation of the Contract (if available) or of payment either in one sum or under an annuity payment option.

Death Proceeds will be reduced by the amount of any outstanding loan plus accrued interest. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

Options for Death Proceeds. The Death Proceeds, reduced by the amount of any
--------------------------
outstanding loan plus accrued interest, will be paid in a lump sum or will be applied to provide one or more of the fixed or variable methods of payment available. (See "Annuity Options.") The Contract Owner may elect the form of payment during his or her lifetime (or during the Annuitant's lifetime, if the Contract is not owned in an individual capacity). Such an election, particularly in the case of Contracts issued in connection with retirement plans qualifying for tax benefited treatment, is subject to any applicable requirements of Federal tax law. If the Contract Owner has not made such an election, payment will be in a single sum, unless the Beneficiary elects an annuity payment option within 90 days after receipt by the Company of due proof of the Annuitant's death or elects to apply the amount payable under the Contract to purchase a new Contract. Whether and when such an election is made could affect when the Death Proceeds are deemed to be received under the tax laws.

The Company also intends to make Beneficiary Continuation and Spousal Continuation provisions available under the Contracts, subject to any necessary state approvals. Under these provisions, an eligible Beneficiary would also have the option of continuing the Contract, as further described below. IF EITHER BENEFICIARY OR SPOUSAL CONTINUATION APPLIES TO A CONTRACT, AND AN ELIGIBLE BENEFICIARY DOES NOT MAKE AN ELECTION OF CONTINUATION OF THE CONTRACT OR OF PAYMENT EITHER IN ONE SUM OR UNDER AN ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH, THE CONTRACT WILL BE CONTINUED UNDER THE APPLICABLE CONTINUATION PROVISION.

For non-tax qualified plans, the Code requires that if any Contract Owner (or, if applicable, the Annuitant) dies prior to annuitization, the Death Proceeds must be either: (1) distributed within five years after the date of death; or
(2) applied to a payment option payable over the life (or over a period not exceeding the life expectancy) of the Beneficiary, provided further that payments under the payment option must begin within one year of the date of death. Special options apply under a non-tax qualified plan for spouses. See "Special Options for Spouses." There are comparable rules for distributions on the death of the Annuitant under tax qualified plans; however, if the Beneficiary under a tax qualified Contract is the Annuitant's spouse, the Code generally allows distributions to begin by the year in which the Annuitant would have reached age 70 1/2 (which may be more or less than five years after the Annuitant's death). See "Taxation of the Contracts-- Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment--Distributions from the Contract."

If a Contract Owner (or, if applicable, the Annuitant) dies on or after annuitization, the remaining interest in the Contract must be distributed at least as quickly as under the method of distribution in effect on the date of death.

--BENEFICIARY CONTINUATION

In keeping with the Code's general requirement that Death Proceeds must be distributed within five years after the death of a Contract Owner (or, if applicable, the Annuitant), the Beneficiary Continuation provision permits a Beneficiary to hold his or her share of the Death Proceeds (as determined after the Death Proceeds have been reduced by the amount of any outstanding loan plus accrued interest) in the Contract and to continue the Contract for a period ending five years after the date of death, provided that the Beneficiary's share of the Death Proceeds meets the Company's published minimum (currently $5,000 for non-tax qualified Contracts and $2,000 for tax qualified Contracts). THE CONTRACT CANNOT BE CONTINUED FOR ANY BENEFICIARY WHOSE SHARE OF THE DEATH PROCEEDS DOES NOT MEET THE MINIMUM.

The Beneficiary has 90 days after the date the Company receives due proof of death to make an election with respect to his or her share of the Death Proceeds. The Beneficiary may elect either: (1) payment in a single sum; (2) application to a permitted annuity payment option with payments to begin within one year of the date of death; or (3) Beneficiary Continuation, provided that the Beneficiary's share of the Death Proceeds meets the Company's published minimum. IF THE BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES

DUE PROOF OF DEATH, THE CONTRACT WILL BE CONTINUED UNDER THE BENEFICIARY CONTINUATION PROVISION FOR A PERIOD ENDING FIVE YEARS AFTER THE DATE OF DEATH. IF BENEFICIARY CONTINUATION IS NOT AVAILABLE BECAUSE THE BENEFICIARY'S SHARE OF THE DEATH PROCEEDS DOES NOT MEET THE COMPANY'S PUBLISHED MINIMUM, HOWEVER, THE DEATH PROCEEDS WILL BE PAID IN A SINGLE SUM UNLESS THE BENEFICIARY ELECTS AN ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH.

If the Contract is continued under the Beneficiary Continuation provision, the Death Proceeds (reduced by the amount of any outstanding loan plus accrued interest) become the Contract Value on the date the continuation is effected, and will be allocated among the accounts in the same proportion as they had been prior to the continuation. In addition, the Beneficiary will have the right to make transfers and fully or partially surrender his or her Contract Value, and no contingent deferred sales charge will apply. The Beneficiary cannot, however, make additional purchase payments, take loans or exercise the dollar cost averaging feature. Five years from the date of death of the Contract Owner (or, if applicable, the Annuitant), the Company will pay the Beneficiary's Contract Value to the Beneficiary. If the Beneficiary dies during that five year period, the Beneficiary's death benefit will be the Beneficiary's Contract Value on the date when the Company receives due proof of the Beneficiary's death.

--SPECIAL OPTIONS FOR SPOUSES

Under the Spousal Continuation provision, the Contract may be continued after the death of a Contract Owner (or the Annuitant, in the case of a Contract that is not owned in an individual capacity) if the Contract identifies the deceased spouse as the Contract Owner (or, if applicable, the Annuitant) and the surviving spouse as the primary Beneficiary. In that case, the surviving spouse can elect one of the following three options within 90 days after the Company receives due proof of death of the Contract Owner (or, if applicable, the Annuitant). The surviving spouse may elect: (1) to receive the Death Proceeds (reduced by the amount of any outstanding loan plus accrued interest) either in one sum or under a permitted payment option; (2) to continue the Contract under the Beneficiary Continuation provision; or (3) to continue the Contract under the Spousal Continuation provision with the surviving spouse as the Contract Owner (or, if applicable, the Annuitant). IF THE SURVIVING SPOUSE DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER THE COMPANY RECEIVES DUE PROOF OF DEATH, THE CONTRACT WILL AUTOMATICALLY BE CONTINUED UNDER THE SPOUSAL CONTINUATION PROVISION, WITH THE RESULT THAT THE SURVIVING SPOUSE WILL FOREGO THE RIGHT TO RECEIVE THE DEATH PROCEEDS AT THAT TIME.

Under the Spousal Continuation provision, all terms and conditions of the Contract that applied prior to the death will continue to apply, regardless of whether or not the Contract is qualified for tax benefited treatment under the Code, except that:

a. The surviving spouse will not be permitted to make additional purchase payments or take loans under Contracts issued in connection with a retirement plan qualifying for tax benefited treatment under Section 401 or 403 of the Internal Revenue Code; and

b. The Maturity Date will be reset to a later date, if necessary, based on the age of the surviving spouse. The Maturity Date cannot be reset to an earlier date. In the event the Maturity Date is reset, the new Maturity Date will be the date when the surviving spouse reaches the maximum maturity age under applicable state law. In most states, the maximum maturity age is 95, but the maximum maturity age is 85 in New York and Pennsylvania.

The Spousal Continuation provision will not be available if, at the time of the Contract Owner's death, the surviving spouse is older than the maximum maturity age under applicable state law. In addition, the Spousal Continuation provision will not be available if, at the original Maturity Date, the surviving spouse would be older than the maximum maturity age under applicable state law.

A surviving spouse who elects Beneficiary Continuation, as opposed to Spousal Continuation, under a Contract that is qualified for tax-benefited treatment under the Code must begin to receive distributions from the Contract by the earlier of: (1) five years from the date of death; and (2) the year in which the Contract Owner (or, if applicable, the Annuitant) would have reached age 70 1/2.

If a Contract is subject to a loan at the time the Contract Owner (or, if applicable, the Annuitant) dies, and the Contract is continued under the Spousal Continuation provision, the amount of the outstanding loan plus accrued interest will be treated as a taxable distribution from the Contract to the deceased Contract Owner, and the Contract Value will be reduced accordingly.

TRANSFER PRIVILEGE

It is the position of the Company that you may transfer your Contract Value among accounts without incurring adverse federal income tax consequences. It is not clear, however, whether the Internal Revenue Service will limit the number of transfers between sub-accounts and/or the Fixed Account in an attempt to limit the Contract Owner's incidents of ownership in the assets used to support the Contract. See "Taxation of the Contracts--Special Rules for Annuities Used By Individuals or with Plans and Trusts not Qualifying Under the Code for Tax Benefited Treatment." The Company currently allows 12 free transfers per Contract Year prior to annuitization. Additional transfers are subject to a $10 charge per transfer. The Company reserves the right to impose a charge of $10 on each transfer in excess of four per year and to limit the number of transfers. Currently, after variable annuity payments have commenced, you may make one transfer per year without the consent of the Company, and the Fixed Account is not available under variable payment options. All transfers are subject to the requirement that the amount of Contract Value transferred be at least $25 (or, if less, the amount of Contract Value held in the sub-account from which the transfer is made) and that, after the transfer is effected, Contract Value be allocated among not more than ten accounts, including the Fixed Account. Transfers will be accomplished at the relative net asset values per share of the particular Eligible Funds next determined after the request is received by the Company's Designated Office. See "Requests and Elections" for information regarding transfers made by written request and by telephone.

For special rules regarding transfers involving the Fixed Account, see "The Fixed Account." Transfers out of the Fixed Account are limited as to timing,
                ------------------------------------------------------------
frequency and amount.
--------------------

DOLLAR COST AVERAGING

The Company offers an automated transfer privilege referred to here as dollar cost averaging. Under this feature you may request that a certain amount of your Contract Value be transferred on the same day each month, prior to annuitization, from any one account of your choice (excluding the Fixed Account) to one or more of the other accounts (excluding the Fixed Account) subject to the limitation that Contract Value may not be allocated to more than 10 accounts, including the Fixed Account, at any time. Currently, a minimum of $100 must be transferred to each account that you select under this feature. Transfers made under the dollar cost averaging program will not be counted against the twelve transfers per year which may be made free of charge. You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. (See Appendix A for more information about Dollar Cost Averaging.) Requests related to your use of the dollar cost averaging program should be sent to the Designated Office.

SURRENDERS

Prior to annuitization, you may surrender the Contract for all or part of the Contract Value (reduced by the amount of any outstanding loan plus accrued interest.) (See "Loan Provision for Certain Tax Benefited Retirement Plans.") This right is subject to any restrictions on surrender under applicable laws relating to employee benefit plans or under the terms of the plans themselves. The election to surrender must be in a form conforming to the Company's administrative procedures and must be received at the Company's Designated Office prior to the earlier of the Maturity Date or the Annuitant's death. You may receive the proceeds in cash or apply them to an annuity payment option. If you wish to apply the proceeds to a payment option, you must so indicate in your surrender request; otherwise you will receive the proceeds in a lump sum and may be taxed on them as a full distribution. Payment of surrender proceeds normally will be made within 7 days, subject to the Company's right to suspend payments under certain circumstances. (See "Suspension of Payments.") The Federal tax laws impose penalties upon, and in some cases prohibit, certain premature distributions from the Contracts before or after the date on which annuity payments are to begin. (See "Federal Income Tax Status.") No surrender is permitted in connection with a Contract issued pursuant to the Optional Retirement Program of the University of Texas System prior to the plan participant's death, retirement, or termination of employment in all Texas public institutions of higher education.

On receipt of an election to surrender, the Company will cancel the number of Accumulation Units necessary to equal the dollar amount of the surrender request. On a full surrender, any applicable Administration Contract Charge will be deducted from this amount. Any applicable Contingent Deferred Sales Charge also will be deducted from this amount on a full or partial surrender. Also, any applicable Contingent Deferred Sales Charge will be imposed upon the application of proceeds to an annuity payment option unless you elect (a) a variable life income option (payment options 2, 3 or 6 as described under "Annuity Options") or (b) for Contracts that have been in force at least five years, a fixed life income payment option (comparable to payment options 2, 3 or 6 as described under "Annuity Options" but on a fixed basis). (See "Administration Charges, Contingent Deferred Sales Charge and Other Deductions" and "Annuity Options."') A partial surrender will reduce the Contract Value in the sub-accounts in proportion to the amount of Contract Value in each sub-account, unless you request otherwise. Surrenders and related charges will be based on Accumulation Unit Values next determined after the election is received at the Company's Designated Office or, if surrender proceeds are to be applied to an annuity payment option, at such later date as may be specified in the request for surrender. After a partial surrender, the remaining Contract Value must be at least $500 (unless the Company consents to a lesser amount) or, if the Contract is subject to an outstanding loan, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If the requested partial surrender would not satisfy this requirement, at the Contract Owner's option either the amount of the partial surrender will be reduced or the transaction will be treated as a full surrender and any applicable Contingent Deferred Sales Charge will be deducted from the proceeds.

Any surrender may result in adverse tax consequences. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. You are advised to consult a qualified tax advisor as to the consequences of a distribution. (See "Federal Income Tax Status--Taxation of the Contracts.")

SYSTEMATIC WITHDRAWALS

The Systematic Withdrawal feature available under the Contracts allows the Contract Owner to have a portion of the Contract Value withdrawn automatically at regularly scheduled intervals prior to annuitization. The application for the Systematic Withdrawal feature specifies the applicable terms and conditions of the program. Systematic Withdrawals are processed on the same day each month, depending on your election. If the New York Stock Exchange is closed on the day when the withdrawal is to be made, the withdrawal will be processed on the next business day. The Contingent Deferred Sales Charge will apply to amounts received under the Systematic Withdrawal program in the same manner as it applies to other partial surrenders and surrenders of Contract Value. (See "Contingent Deferred Sales Charge.") Of course, continuing to make purchase payments under the Contract while you are making Systematic Withdrawals means that you could incur any applicable Contingent Deferred Sales Charge on the withdrawals at the same time that you are making the new purchase payments. The Federal tax laws may include systematic withdrawals in the Contract Owner's gross income in the year in which the withdrawal amount is received and will impose a penalty of 10% on certain systematic withdrawals which are premature distributions.

LOAN PROVISION FOR CERTAIN TAX BENEFITED RETIREMENT PLANS

Contract loans are available to participants under TSA Plans that are not subject to ERISA, to trustees of Qualified Plans and to fiduciaries of TSA Plans subject to ERISA in those states where the insurance department has approved the currently applicable Contract loan provision. (The Contracts are only available on a limited basis to plans qualified under Section 401(k) of the Code and are no longer being offered to TSA Plans subject to ERISA. See "Retirement Plans Offering Federal Tax Benefits.")

The Department of Labor has issued regulations (the "ERISA regulations") governing plan participant loans under retirement plans subject to ERISA. Generally, the ERISA regulations will apply to retirement plans that qualify under Sections 401(a) and 401(k) of the Code and employer-sponsored TSA Plans (generally those to which employers make contributions not attributable to salary reduction agreements). YOU AND YOUR EMPLOYER ARE RESPONSIBLE FOR DETERMINING WHETHER YOUR PLAN IS SUBJECT TO AND COMPLIES WITH THE ERISA REGULATIONS ON PARTICIPANT PLAN LOANS.

It is the responsibility of the trustee of a Qualified Plan or fiduciary of a TSA Plan subject to ERISA to ensure that the proceeds of a Contract loan are made available to a participant under a separate plan loan agreement, the terms of which comply with all the plan qualification requirements including the requirements of the ERISA regulations on plan loans. Therefore, the plan loan agreement may differ from the Contract loan provisions and, if you are a participant in a Qualified Plan or a TSA Plan subject to ERISA, you should consult with the fiduciary administering the plan loan program to determine your rights and obligations with respect to plan loans.

The ERISA regulations contain requirements for plan loans relating to their maximum amount, availability, and other matters. Among the rules are the requirements that the loan bear a reasonable rate of interest, be adequately secured, provide a reasonable repayment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. These regulations may change from time to time. Failure to comply with these requirements may result in penalties under the Code and under ERISA.

One of the current requirements of the ERISA regulations is that the plan must charge a "commercially reasonable" rate of interest for plan loans. The Contract loan interest rate may not be considered "commercially reasonable" within the meaning of the ERISA regulations, and it is the responsibility of the plan fiduciary to charge the participant any additional interest under the plan loan agreement which may be necessary to make the overall rate charged comply with the regulation. The ERISA regulations also currently require that a loan be adequately secured, but provide that not more than 50% of the participant's vested account balance under the plan may be used as security for the loan. A Contract loan is secured by the portion of the Contract Value which is held in the Company's general account as a result of the loan. The plan fiduciary must ensure that the Contract Value held as security under the Contract, plus any additional portion of the participant's vested account balance which is used as security under the plan loan agreement, does not exceed 50% of the participant's total vested account balance under the plan.

The amount of any loan may not exceed the maximum loan amount as determined under the Company's maximum loan formula. The effect of a loan on your Contract is that a portion of the Contract Value equal to the amount of the loan will be transferred to the Company's general account and will earn interest (which is credited to the Contract) at the effective rate of 4 1/2% per year. This earned interest will be credited to the Contract's sub-accounts (and, if available under your Contract, to the Fixed Account) annually in accordance with the allocation instructions in effect for purchase payments under your Contract on the date of the crediting. Interest charged on the loan will be 6 1/2% per year. Depending on the Company's interpretation of applicable law and on the Company's administrative procedures, the interest rates charged and earned on loaned amounts may be changed (for example, to provide for a variable interest rate) with respect to new loans made. The minimum loan amount is currently $500. Because the amount moved to the general account as a result of the loan does not participate in the Variable Account's investment experience, a Contract loan can have a permanent effect on the Contract Value and Death Proceeds.

The Company will not permit more than one loan at a time on any Contract except where state regulators require otherwise. In addition, the maximum amount for a qualified loan is limited such that the amount of the loan, when added to the outstanding loan balance of all other loans, whenever made, from all other plans of the same employer, does not exceed $50,000 reduced by the excess of the highest outstanding balance of loans under such plans during the one-year period, ending on the day before the date on which the loan is made; over the outstanding balance of loans under such plans on the date the loan is made; or if less the greater of: (1) $10,000; or (2) 50% of the current value of your nonforfeitable, accrued benefits under the plan. Loans must be repaid within 5 years except for certain loans used for the purchase of a principal residence, which must be repaid within 20 years. Repayment of the principal amount and interest on the loan will be required in equal monthly installments by means of repayment procedures established by the Company. Contract loans are subject to applicable retirement program laws and their taxation is determined under the Code. Under current practice, if a Contract loan installment repayment is not made, the Company (unless restricted by law) may make a full or partial surrender of the Contract in the amount of the unpaid installment repayment on the Contract loan or, if there is a default on the Contract loan, in an amount equal to the outstanding loan balance (plus any applicable Contingent Deferred Sales Charge and $30 Administration Contract Charge in each case). (A default on the loan is defined in the loan application and includes, among other things, nonpayment of three consecutive or a total of five installment repayments, or surrender of the Contract.) For TSA Plans that are not subject to ERISA, the current actual distribution will be limited to pre-1989 money unless you are age 59 1/2 or otherwise comply with the legal requirements for permitted distributions under the TSA Contract. If these limitations do not apply (i.e. you are under the age of 59 1/2 or no pre-1989 money is in your Contract) the Company will report the amount of the unpaid installment repayment or default as a deemed distribution for tax purposes, but will postpone an actual distribution from the Contract until the earliest distribution date permitted under the law. An installment repayment of less than the amount billed will not be accepted. A full or partial surrender of the Contract to repay all or part of the loan may result in serious adverse tax consequences for the plan participant (including penalty taxes) and may adversely affect the qualification of the plan or Contract. The trustee of a Qualified Plan or a TSA Plan subject to ERISA will be responsible for reporting to the IRS and advising the participant of any tax consequences resulting from the reduction in the Contract Value caused by the surrender and for determining whether the surrender adversely affects the qualification of the plan. In the case of a TSA Plan not subject to ERISA, the Company will report the default to the IRS as a taxable distribution under the Contract.

The Internal Revenue Service issued proposed regulations in December of 1997, which, if finalized in their present form, would require that if the repayment terms of a loan are not satisfied after the loan has been made due to a failure to make a loan repayment as scheduled, including any applicable grace period, the balance of the loan would be deemed to be distributed. If the loan is treated as a distribution under Code Section 72(p), the proposed regulations state that the amount so distributed is to be treated as a taxable distribution subject to the normal rules of Code Section 72, if the participant's interest in the plan includes after-tax contributions (or other tax basis). A deemed distribution would also be a distribution for purposes of the 10 percent tax in Code Section 72(t). However, a deemed distribution under Section 72(p) would not be treated as an actual distribution for purposes of Code Section 401, the rollover and income averaging provisions of Section 402 and the distribution restrictions of Section 403(b).

Partial surrenders will be restricted by the existence of a loan and, after any partial surrender, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If a partial surrender by the Company to enforce the loan repayment schedule would reduce the unloaned Contract Value below this amount, the Company reserves the right to surrender the entire Contract and apply the Contract Value to the Contingent Deferred Sales Charge, the $30 Administration Contract Charge and the amount owed to the Company under the loan. If at any time an excess Contract loan exists (that is, the Contract loan balance exceeds the Contract Value), the Company has the right to terminate the Contract.

Unless you request otherwise, Contract loans will reduce the amount of the Contract Value in the accounts in proportion to the Contract Value then in each account. If any portion of the Contract loan was attributable to Contract Value in the Fixed Account, then an equal portion of each loan repayment will have to be allocated to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then 50% of each loan repayment will be allocated to the Fixed Account). Unless you request otherwise, a repayment will be allocated to the sub-accounts in the same proportions to which the loan was attributable to the sub-accounts. (Under certain loans made prior to the date of this prospectus and loans made in South Carolina, repayments will be allocated, unless you request otherwise, according to the allocation instructions in effect for purchase payments under your Contract, pursuant to the terms of the applicable Contract loan endorsement.)

The amount of the death proceeds, the amount payable upon surrender of the Contract and the amount applied on the Maturity Date to provide annuity payments will be reduced by the amount of any outstanding Contract loan plus accrued interest. In these circumstances, the amount of the outstanding contract loan plus accrued interest generally will be taxed as a taxable distribution.

The tax and ERISA rules relating to participant loans under tax benefited retirement plans are complex and in some cases unclear, and they may vary depending on the individual circumstances of each loan. The Company strongly recommends that you, your employer and your plan fiduciary consult a qualified tax advisor regarding the currently applicable tax and ERISA rules before taking any action with respect to loans.

The Company will provide further information regarding loans upon request.

DISABILITY BENEFIT RIDER

A disability benefit rider may be purchased, provided that the Annuitant satisfies any applicable underwriting standards. This feature is available only if you are under age 60 when your Contract is issued and if you plan to make regular annual contributions to the Contract. If the Annuitant becomes totally disabled, the rider provides that the Company will make monthly purchase payments under the Contract, subject to the terms and conditions of the rider.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between sub-accounts when permitted under applicable Federal laws, rules and regulations. Current Federal law permits such suspension or postponement if: (a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practicable to dispose of securities held in the Variable Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of securities holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

OWNERSHIP RIGHTS

During the Annuitant's lifetime, all rights under the Contract are vested solely in the Contract Owner unless otherwise provided. Such rights include the right to change the Beneficiary, to change the payment option, to assign the Contract (subject to the restrictions referred to below), and to exercise all other rights, benefits, options and privileges conferred by the Contract or allowed by the Company. Transfer of ownership of the Contract under an ERISA "Pension Plan" to a non-spousal beneficiary may require spousal consent.

Qualified Plans and certain TSA Plans with sufficient employer involvement are deemed to be "Pension Plans" under ERISA and may, therefore, be subject to rules under the Retirement Equity Act of 1984. These rules require that benefits from annuity contracts purchased by a Pension Plan and distributed to or owned by a participant be provided in accordance with certain spousal consent, present value and other requirements which are not enumerated in the Contract. Thus, the tax consequences of the purchase of the Contracts by Pension Plans should be considered carefully.

Those Contracts offered by the prospectus which are designed to qualify for the favorable tax treatment described below under "Federal Income Tax Status" contain restrictions on transfer or assignment, reflecting requirements of the Code which must be satisfied in order to assure continued eligibility for such tax treatment. In accordance with such requirements, ownership of such a Contract may not be changed and the Contract may not be sold, assigned or pledged as collateral for a loan or for any other purpose except under certain limited circumstances. A Contract Owner contemplating a sale, assignment or pledge of the Contract should carefully review its provisions and consult a qualified tax advisor.

If Contracts offered by this prospectus are used in connection with deferred compensation plans or retirement plans not qualifying for favorable Federal tax treatment, such plans may also restrict the exercise of rights by the Contract Owner. A Contract Owner should review the provisions of any such plan.

REQUESTS AND ELECTIONS

Requests for transfers or reallocation of future purchase payments may be made by telephone or written request (which may be telecopied) to the Company at its Designated Office. Written requests for such transfers or changes of allocation must be in a form acceptable to the Company. To request a transfer or change of allocation by telephone, please contact your registered representative, or contact the Company's Designated Office at 1-800-435-4117 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time. Requests for transfer or reallocation by telephone will be automatically permitted. The Company (or any servicer acting on its behalf) will use reasonable procedures such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by the Company (or any servicer acting on its behalf) to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If the Company (or any servicer acting on its behalf) does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under a Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at the Company's Designated Office to be effective. If acceptable to the Company, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless the Company has already acted in reliance on the prior status. The Company is not responsible for the validity of any written request or election.

TEN DAY RIGHT TO REVIEW

Within 10 days (or more where required by applicable state insurance law) of your receipt of an issued Contract you may return it to the Company at its Designated Office for cancellation. Upon cancellation of the Contract, the Company will refund all your purchase payments. If required by the insurance law or regulations of the state in which your Contract is issued, however, the Company will return to you an amount equal to the sum of (1) any difference between the purchase payments made and the amounts allocated to the Variable Account and (2) the Contract Value.

                       ADMINISTRATION CHARGES, CONTINGENT
                   DEFERRED SALES CHARGE AND OTHER DEDUCTIONS

The Company deducts various charges from Contract Value for the services provided, expenses incurred and risks assumed in connection with the Contracts. For example, the Company incurs costs and expenses in connection with issuing Contracts, maintaining Contract Owner records and providing accounting, valuation, regulatory and reporting services. The Company also incurs costs and expenses associated with the marketing, sale and distribution of the Contracts. In addition, the Company assumes mortality and expense risks under the Contracts. In particular, the Company guarantees that the dollar amount of the Administration Contract Charge and the amount of the Administration Asset Charge as a percentage of Contract Value will not increase over the life of a Contract, regardless of the actual expenses. Also, the Company guarantees that, although annuity payments will vary according to the performance of the investments you select, annuity payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this mortality risk by virtue of annuity rates in the Contract that cannot be changed. The Company also assumes the risk of making a minimum death benefit payment if the Contract Owner (or, if applicable, the Annuitant) dies prior to annuitization. (See "Payment on Death Prior to Annuitization.") The amount and manner of deduction of Contract charges is described below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Contingent Deferred Sales Charge may not fully cover all of the sales and distribution expenses actually incurred by the Company, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses.

ADMINISTRATION CHARGES

The Company deducts two Administration Charges equal, on an annual basis, to $30 per Contract plus .40% of the daily net assets of each sub-account. The Administration Charges will be deducted from each sub-account in the ratio of your interest therein to your total Contract Value. In addition, the Company charges a transfer fee for certain transfers of Contract Value between accounts, as described below.

The annual $30 Administration Contract Charge is deducted from the Contract Value on each Contract anniversary for the prior Contract Year and will be deducted on a pro rata basis at annuitization or at the time of a full surrender if the annuitization or surrender occurs on a date other than a Contract anniversary. The charge is not imposed after annuitization. In those instances in which two Contracts are issued to permit the funding of a spousal IRA, the Administration Contract Charge will be imposed only on the Contract to which the larger purchase payments have been allocated in the Contract application.

The Administration Asset Charge is equal to an annual rate of .40% of net assets and is computed and deducted on a daily basis from each sub-account. As a percentage of net assets, this charge will not increase over the life of a Contract, but the total dollar amount of the charge will vary depending on the level of net assets. The Administration Asset Charge will continue to be assessed after annuitization if annuity payments are made on a variable basis.

Prior to annuitization, the Company currently imposes a transfer fee of $10 for each transfer of Contract Value in excess of 12 per Contract Year. The Company reserves the right to impose a transfer fee of $10 on each transfer in excess of 4 per Contract Year and to limit the number of transfers.

MORTALITY AND EXPENSE RISK CHARGE

The Company deducts a Mortality and Expense Risk Charge from the Variable Account. This Charge is computed and deducted on a daily basis from the assets in each sub-account attributable to the Contracts. The charge is at an annual rate of .95% of the daily net assets of each such sub-account, of which .60% represents a mortality risk charge and .35% represents an expense risk charge. The Mortality and Expense Risk Charge as a percentage of Contract Value will not increase over the life of a Contract. The Mortality and Expense Risk Charge will continue to be assessed after annuitization if annuity payments are made on a variable basis. (See "Annuity Payments.")

CONTINGENT DEFERRED SALES CHARGE

The Company does not make any deductions for sales expenses from purchase payments at the time of purchase. The Contingent Deferred Sales Charge, when applicable, is intended to assist the Company in covering its expenses relating to the sale of the Contracts, including commissions, preparation of sales literature and other promotional activity.

No Contingent Deferred Sales Charge will apply after a Contract reaches its Maturity Date. You select a Maturity Date when applying for your Contract. The Maturity Date selected must be at least 10 years after issue of the Contract. Under current rules, the Company may consent to issue a Contract with a Maturity Date less than 10 years after issue, provided that the Contract Owner is an employer-sponsored pension plan through which

Contracts were purchased prior to May 1, 1994. (See "Election of Annuity" for more information.) A Contingent Deferred Sales Charge will be imposed in the event of certain partial and full surrenders and applications of proceeds to certain payment options prior to the Maturity Date. Up to 10% of the Contract Value on the date of surrender may be surrendered without charge in any one Contract Year. If there is more than one partial surrender in a Contract Year, the amount that may be surrendered without charge is 10% of the Contract Value on the date of the first partial surrender during such year. No charge will be imposed for payments made upon death or application of proceeds to variable life income payment options (payment options 2, 3 or 6 as described under "Annuity Options" below) prior to the Maturity Date. If the Contract has been in force for five years, no charge will be applied upon the election of a fixed life income payment option (comparable to payment options 2, 3 or 6 as described under "Annuity Options" below but on a fixed basis). The Contingent Deferred Sales Charge will be applied upon the election of other forms of payment prior to the Maturity Date. Any such election will be treated as a full surrender for purposes of calculating the applicable Contingent Deferred Sales Charge. The Contingent Deferred Sales Charge applied will equal the following amounts if the transaction occurs in the years indicated:

                     PERCENTAGE OF CONTRACT VALUE WITHDRAWN
              (AFTER FREE WITHDRAWAL OF 10% OF THE CONTRACT VALUE)

                                  CONTRACT YEAR
  ------------------------------------------------------------------------
   1     2     3     4     5     6     7     8     9    10    11 AND AFTER
  ---   ---   ---   ---   ---   ---   ---   ---   ---   ---   ------------
  6.5%  6.0%  5.5%  5.0%  4.5%  4.0%  3.5%  3.0%  2.0%  1.0%       0%

In cases where the Company has consented to issue a Contract with less than 10 years to the Maturity Date, the Contingent Deferred Sales Charge will be calculated as though the year of the Maturity Date is the tenth Contract Year (and the preceding Contract Year is the ninth year, and so forth) resulting in a lower percentage charge for each Contract Year shown in the table above.

In no event will the total Contingent Deferred Sales Charge exceed 8% of the first $50,000 of purchase payments made under the Contract and 6.5% of the amount of purchase payments in excess of $50,000. (For Contracts issued on individuals age 50 or above to employer-sponsored pension plans through which contracts were purchased prior to May 1, 1994, a different Contingent Deferred Sales Charge scale may apply. The applicable scale is indicated on the schedule page of the Contract.)

The following example illustrates the circumstances under which the maximum sales load would apply. It is hypothetical only and is not intended to suggest that these performance results would necessarily be achieved. For historical performance results see the tables starting on page II-4 of the Statement of Additional Information.

EXAMPLE: Assume that you purchased a Contract with a $10,000 single purchase payment and that you surrendered the Contract during the fifth Contract Year when the Contract Value had grown to $19,850.

Using the Contingent Deferred Sales Charge schedule in the chart above, the Contingent Deferred Sales Charge would be: 4.5% X (90% of $19,850), or $804. However, because this is larger than the maximum allowable charge (8% of the $10,000 purchase payment), your actual Contingent Deferred Sales Charge would be only $800.

The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy minimum distributions, as required by tax law, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. (See "Federal Income Tax Status--Taxation of the Contracts.")

In the case of a partial surrender, the Contingent Deferred Sales Charge is deducted from the Contract Value remaining after the Contract Owner has received the amount requested and is a percentage of the total amount withdrawn. For example, if you requested a partial surrender of $100 (after previously surrendering 10% of the Contract Value free of charge in that Contract Year) and the applicable Contingent Deferred Sales Charge was 5%, the total amount of Contract Value withdrawn in that transaction would be $105.26. After giving effect to a partial surrender, including deduction of the Contingent Deferred Sales Charge, the remaining Contract Value must be at least $500 (unless the Company consents to a lesser amount) or, if the Contract is subject to an outstanding loan, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial surrender or $500, whichever is greater (unless the Company consents to a lesser amount). If the requested partial surrender would not satisfy this requirement, at the Contract Owner's option either the amount of the partial surrender will be reduced or the transaction will be treated as a full surrender and the Contingent Deferred Sales Charge deducted from the proceeds. The Contingent Deferred Sales Charge is deducted from the sub-accounts in the same proportion as the Contract Value that you requested to be surrendered.

The Contingent Deferred Sales Charge will be waived in connection with an exchange by a Contract Owner of one Zenith Accumulator Contract for another Zenith Accumulator Contract.

PREMIUM TAX CHARGES

Various states impose a premium tax on annuity purchase payments received by insurance companies. The Company may deduct these taxes from purchase payments and currently does so for Contracts subject to the insurance tax law of South Dakota. Certain states may require the Company to pay the premium tax at annuitization rather than when purchase payments are received. In those states the Company may deduct the premium tax, calculated as a percentage of Contract Value, on the date when annuity payments are to begin. Deductions for state premium tax charges currently range from 1/2% to 2.00% of the Contract Value or purchase payment for Contracts used with retirement plans qualifying for tax benefited treatment under the Code and from 1.00% to 3.50% of the Contract Value or purchase payment for all other Contracts. The Company may in the future deduct premium taxes under Contracts subject to the insurance tax laws of other states, or the applicable premium tax rates may change. See Appendix B for a list of premium tax rates paid by the Company.

Surrender of a Contract may result in a credit against the premium tax liability of the Company in certain States. In such event, the surrender proceeds will be increased by the amount of such tax credit.

Premium tax rates are subject to being changed by law, administrative interpretations or court decisions. Premium tax amounts will depend on, among other things, the state of residence of the Annuitant and the insurance tax law of the state.

OTHER EXPENSES

A deduction for an investment advisory fee is made from, and certain other expenses are paid out of, the assets of each Eligible Fund. (See "Expense Table.") The prospectuses and Statements of Additional Information of the Eligible Funds describe these deductions and expenses.

CHARGES UNDER CONTRACTS PURCHASED BY EXCHANGING A FUND I OR PREFERENCE CONTRACT

If a Contract is purchased by exchanging a variable annuity contract issued by New England Variable Annuity Fund I (a "Fund I contract") or New England Retirement Investment Account (a "Preference contract"), the sales charges will be calculated as described below. There will be no Contingent Deferred Sales Charge on the transfer of assets from a Fund I or Preference contract to a Zenith Accumulator Contract.

A Contract issued in exchange for a Fund I contract will have no Contingent Deferred Sales Charge. No further purchase payments will be permitted to be made under a Contract purchased by exchanging a Fund I contract. If you purchase a Contract by exchanging a Fund I contract and you also hold or acquire another Zenith Accumulator Contract, the $30 Administration Contract Charge will only be imposed on one of the Contracts. Total asset-based charges (including the investment advisory fee) under Fund I contracts currently equal approximately 1.35%.

A Contract issued in exchange for a Preference contract will have no Contingent Deferred Sales Charge. Although Preference contracts were originally issued subject to a contingent deferred sales charge, there are no longer any Preference contracts subject to such a charge. Preference contracts have asset-based charges of 1.25% for mortality and expense risks, but do not have an asset-based administration charge. Preference contracts impose a $30 annual administration charge.

If you are contemplating an exchange of a Fund I or Preference contract for a Zenith Accumulator Contract, you should compare the charges deducted under your existing contract and under the Zenith Accumulator Contract for mortality and expense risk charges, administrative charges and investment advisory fees.

                                ANNUITY PAYMENTS

ELECTION OF ANNUITY

When applying for a Contract, you select the Maturity Date and an annuity payment option. The Maturity Date selected must be at least 10 years after issue of the Contract. Under current rules, the Company may consent to issue a Contract with a Maturity Date less than 10 years after issue, provided that the Contract Owner is an employer-sponsored pension plan through which Contracts were purchased prior to May 1, 1994. Such Contracts are only available, however, to Annuitants who are age 50 or over at the time of issue. In addition, the applications for such Contracts must satisfy the Company's suitability guidelines and, in the case of Annuitants between the ages of 50 and 58 1/2 at the time of issue, the Maturity Date must be no earlier than the date at which the Annuitant would reach age 59 1/2. Once a Maturity Date is selected, you cannot change it to an earlier date. However, you may surrender the Contract at any time before the Maturity Date and apply the surrender proceeds to an annuity payment option. At any time before the Maturity Date, you may elect to defer the Maturity Date, but you must obtain Company consent to defer if on the later Maturity Date the age of the Annuitant at his or her nearest birthday would be more than seventy-five. You may change the annuity payment option at any time prior to the Maturity Date. You may elect to have annuity payments under a Contract made on a variable basis or on a fixed basis, or you may designate a portion to be paid on a variable basis and a portion on a fixed basis. If you select payments on a fixed basis, the amount of Contract Value applied to the fixed payment option (net of any applicable charges described under "Administration Charges, Contingent Deferred Sales Charge and Other Deductions") will be transferred to the general account of the Company, and the annuity payments will be fixed in amount and duration by the annuity payment option selected, the age of the Payee and, for Contracts issued in New York or Oregon for use in situations not involving an employer- sponsored plan, by the sex of the Payee. (See "Amount of Variable Annuity Payments.")

Requests to defer the Maturity Date, change payment options or make other elections relating to annuity payments should be sent to the Designated Office. Contracts acquired by retirement plans qualifying for tax benefited treatment may be subject to various requirements concerning the time by which benefit payments must commence, the period over which such payments may be made, the annuity payment options that may be selected, and the minimum annual amounts of such payments. Penalty taxes or other adverse tax consequences may occur upon failure to meet such requirements.

ANNUITY OPTIONS

Prior to annuitization, you may elect, subject to any applicable restrictions of Federal tax law, to have payments made under any of the annuity payment options provided in the Contract. Any such election depends upon written notice to (and, for variable annuity payment options to begin during the first Contract Year, consent of) the Company. Requests relating to annuity payment options should be sent to the Designated Office. In the event of your death, without having made an election of an annuity payment option, the beneficiary can elect any of the available options listed below, subject to applicable Federal tax law restrictions. Payments will begin on the Maturity Date, as stated in your application or as subsequently deferred, or, in the case of a full surrender as otherwise specified. Pursuant to your election, the Company shall apply all or any part designated by you of the value of your

Contract, less any applicable Contingent Deferred Sales Charge and Administration Contract Charge, to any one of the annuity payment options described below.

Prior to annuitization (but only if the Annuitant is living), you may elect to apply all or any part of the Death Proceeds under any one of the annuity payment options listed below or in any other manner agreeable to the Company.

The total amount of the Contract Value or Death Proceeds which may be applied to provide annuity payments will be reduced by any applicable charges and by the amount of any outstanding loan plus accrued interest. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

The Contract provides for the variable annuity payment options listed below.*

First Option: Variable Income for a Specified Number of Years.** The Company will make variable monthly payments for the number of years elected, which may not be more than 30 except with the consent of the Company. THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

Second Option: Variable Life Income. The Company will make variable monthly payments which will continue: while the Payee is living***; while the Payee is living but for at least ten years; or while the Payee is living but for at least twenty years. (The latter two alternatives are referred to as Variable Life Income with Period Certain Option.)

Third Option: Variable Life Income, Installment Refund. The Company will make variable monthly payments during the life of the Payee but for a period at least as long as the nearest whole number of months calculated by dividing the amount applied to this Option by the amount of the first monthly payment.

Sixth Option: Variable Life Income for Two Lives. The Company will make variable monthly payments which will continue: while either of two Payees is living (Joint and Survivor Variable Life Income)***, while either of two Payees is living but for at least 10 years (Joint and Survivor Variable Life Income, 10 Years Certain); while two Payees are living, and, after the death of one while the other is still living, two-thirds to the survivor (Joint and 2/3 to Survivor Variable Life Income).*** THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

* Your Contract lists a fourth and fifth option . . . however, due to tax law considerations, these options are not available on a fixed or variable basis.

** Application of proceeds under this option upon surrender will result in the imposition of any applicable charge described under "Contingent Deferred Sales Charge."

*** IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE VARIABLE ANNUITY PAYMENT IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO VARIABLE ANNUITY PAYMENTS IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

Comparable fixed payment options are also available for all of the options described above. In addition, other annuity payment options (including other periods certain) may be available from time to time, and you should consult the Company as to their availability. If you do not elect an annuity payment option by the Maturity Date, variable payments under the Contract will be made while the Payee is living but for at least ten years. (This is the Second Option:
Variable Life Income with Period Certain.) If installments under an annuity payment option are less than $20, the Company can change the payment intervals to 3, 6 or 12 months in order to increase each payment to at least $20.

The Payee under the first, second and sixth variable payment option may withdraw the commuted value of the period certain portions of the payments. The commuted value of such payments is calculated based on the assumed interest rate under the Contract. The life income portion of the payment option cannot be commuted, and variable annuity payments based on that portion will resume at the expiration of the period certain if the Annuitant is alive at that time. (See "Amount of Variable Annuity Payments.") In addition, after the death of the Payee under the first, second or third variable payment option or the surviving Payee under the sixth variable payment option, a Payee named to receive any unpaid payments certain may withdraw the commuted value of the payments certain.

The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee.

The Company continues to assess the Mortality and Expense Risk Charge after the Maturity Date if annuity payments are made under any variable annuity payment option, including an option not involving a life contingency and under which the Company bears no mortality risk.

                       AMOUNT OF VARIABLE ANNUITY PAYMENTS

At the Maturity Date (or any other application of proceeds to a payment option), the Contract Value (reduced by any applicable charges and by any outstanding loan plus accrued interest) is applied toward the purchase of monthly annuity payments. The amount of monthly variable payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the Payee's age, (ii) the assumed interest rate selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Funds selected. (The Fixed Account is not available under variable payment options.)

The annuity purchase rates are used to calculate the basic payment level purchased by the Contract Value. These rates vary according to the age of the Payee. The higher the Payee's age at annuitization, the greater the basic payment level under options involving life contingencies, because the Payee's life expectancy and thus the period of anticipated income payments will be shorter. With respect to Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, purchase rates used to calculate the basic payment level will also reflect the sex of the Payee. Under such Contracts, a given Contract Value will produce a higher basic payment level for a male Payee than for a female Payee, reflecting the greater life expectancy of the female Payee. If the Contract Owner has selected an annuity payment option that provides for a refund at death of the Payee or that guarantees that payments will be made for the balance of a period of a certain number of years after the death of the Payee, the Contract Value will purchase lower monthly benefits.

The dollar amount of the initial variable annuity payment will be at the basic payment level. The assumed interest rate under the Contract will affect both this basic payment level and the amount by which subsequent payments increase or decrease. Each payment after the first will vary with the difference between the net investment performance of the sub-accounts selected and the assumed interest rate under the Contract. If the actual net investment rate exceeds the assumed interest rate, the dollar amount of the annuity payments will increase. Conversely, if the actual rate is less than the assumed interest rate, the dollar amount of the annuity payments will decrease. If actual investment performance is equal to the assumed interest rate, the monthly payments will remain level.

Unless otherwise provided, the assumed interest rate will be at an annual rate of 3.5%. You may select as an alternative an annual assumed interest rate of 0% or, if allowed by applicable law or regulation, 5%. A higher assumed interest rate will produce a higher first payment, a more slowly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a more rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate.

You may, even after variable annuity payments have commenced, direct that all or a portion of your investment in one sub-account be transferred to another sub-account of the Variable Account in the manner provided under "Transfer Privilege."

MINIMUM ANNUITY PAYMENTS

Annuity payments will be made monthly. But if any payment would be less than $20, the Company may change the frequency so that payments are at least $20 each.

PROOF OF AGE, SEX AND SURVIVAL

The Company may require proof of age, sex (if applicable) and survival of any person upon the continuation of whose life annuity payments depend.

The foregoing descriptions are qualified in their entirety by reference to the Statement of Additional Information and to the Contract, which contains detailed information about the various forms of annuity payment options available, and other matters also of importance.

                 RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

1. Plans qualified under Section 401(a), 401(k), or 403(a) of the Code ("Qualified Plans") (At this time, the Contracts are only available on a limited basis to plans qualified under Section 401(k). Contracts are not being offered to 401(k) plans unless such plans already own Contracts on participants.);

2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA. (The Contracts are no longer being offered through TSA Plans that are subject to ERISA.);

3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"). SARSEPs are only allowed if owned prior to January 1, 1999;

4. Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). (In some states Roth IRAs are available under this Contract only if you have an existing IRA.)

5. Eligible deferred compensation plans (within the meaning of Section 457 of the Code) for employees of state and local governments and tax- exempt organizations ("Section 457 Plans"); and

6. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. At this time, the Contracts are not being offered to plans qualified under Section 401(k) of the Code unless such plans already own Contracts on participants, and are no longer being offered through TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for 401(k) plans or TSA Plans subject to ERISA. Accordingly, the Contract should NOT be purchased for use with such plans.

A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under the heading "Special Rules for Annuities Purchased for Annuitants Under Retirement Plans Qualifying for Tax Benefited Treatment." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

In the case of certain TSA Plans under Section 403(b)(1) of the Code, IRAs purchased under Section 408(b) of the Code and Roth IRAs under Section 408A of the Code, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                            FEDERAL INCOME TAX STATUS

The following discussion is intended as a general description of the Federal income tax aspects of the Contracts. It is not intended as tax advice. For more complete information, you should consult a qualified tax advisor.

TAX STATUS OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under the Code. The Variable Account and its operations are part of the Company's total operations and are not taxed separately. Under current law no taxes are payable by the Company on the investment income and capital gains of the Variable Account. Such income and gains will be retained in the Variable Account and will not be taxable until received by the Annuitant or the Beneficiary in the form of annuity payments or other distributions.

The Contracts provide that the Company may make a charge against the assets of the Variable Account as a reserve for taxes which may relate to the operations of the Variable Account.

TAXATION OF THE CONTRACTS

The variable annuity contracts described in this prospectus are considered annuity contracts the taxation of which is governed by the provisions of Section 72 of the Code. As a general proposition, Section 72 provides that Contract Owners are not subject to current taxation on increases in the value of the Contracts resulting from earnings or gains on the underlying mutual fund shares until they are received by the Annuitant or Beneficiary in the form of distributions or annuity payments. (Exceptions to this rule are discussed below under "Special Rules for Annuities Used by Individuals or with Plans and Trusts Not Qualifying Under the Code for Tax Benefited Treatment.")

Under the general rule of Section 72, to the extent there is an "investment" in the Contract, a portion of each annuity payment is excluded from gross income as a return of such investment. The balance of each annuity payment is includible in gross income and taxable as ordinary income. In general, earnings on all contributions to the Contract and contributions made to a Contract which are deductible by the contributor will not constitute an "investment" in the Contract under Section 72.

(A) SPECIAL RULES FOR ANNUITIES PURCHASED FOR ANNUITANTS UNDER RETIREMENT PLANS QUALIFYING FOR TAX BENEFITED TREATMENT

Set forth below is a summary of the Federal tax laws applicable to contributions to, and distributions from, retirement plans that qualify for Federal tax benefits. Such plans are defined above under the heading "Retirement Plans Offering Federal Tax Benefits." You should understand that the following summary does not include everything you need to know regarding such tax laws.

The Code provisions and the rules and regulations thereunder regarding retirement trusts and plans, the documents which must be prepared and executed and the requirements which must be met to obtain favorable tax treatment for them are very complex. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. An Owner's rights under this Contract may be limited by the terms of the retirement plan with which it is used. A person contemplating the purchase of a Contract for use with a retirement plan qualifying for tax benefited treatment under the Code should consult a qualified tax advisor as to all applicable Federal and state tax aspects of the Contracts and, if applicable, as to the suitability of the Contracts as investments under ERISA.

(i) Plan Contribution Limitations

Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

TSA PLANS

Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations which will better assist the Annuitant in calculating the exclusion allowance and other limitations to which he or she may be subject for any given tax year. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

IRAS, SEPS, SARSEPS

The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 1999, the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $31,000 and $41,000 for an individual, between $51,000 and $61,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs and SARSEPs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $160,000 for 1999) or $30,000. For more information concerning the contributions to IRAs, SEPs and SARSEPs, you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of certain distributions (as defined in the Code) from a Qualified Plan.

ROTH IRAS

In some states Roth IRAs are available under this Contract, subject to the following limitations.

Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns). You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. To use the Contract in connection with a Roth IRA, you must have an existing Contract that was issued in connection with an IRA.

SECTION 457 PLANS

Generally, under a Section 457 Plan, an employee or executive may defer income under a written agreement in an amount equal to the lesser of 33 1/3% of includible compensation or $8,000. The amounts so deferred (including earnings thereon) by an employee or executive electing to contribute to a Section 457 Plan are includible in gross income only in the tax year in which such amounts are paid or made available to that employee or executive or his/her Beneficiary. With respect to a Section 457 Plan for a nonprofit organization other than a governmental entity, (i) once contributed to the plan, any Contracts purchased with employee contributions remain the sole property of the employer and may be subject to the general creditors of the employer and (ii) the employer retains all ownership rights to the Contract including voting and redemption rights which may accrue to the Contract(s) issued under the plan. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 Plan obligations.

QUALIFIED PLANS

Code section 401(a) permits employers to establish various types of retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

(ii) Distributions from the Contract

MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1999 permissible hardship withdrawals from TSA and 401(k) plans will no longer be treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

QUALIFIED PLANS, TSA PLANS, IRAS, ROTH IRAS, SEPS, SARSEPS AND GOVERNMENTAL
PLANS

Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in surrender of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a qualified domestic relations order. In the case of IRAs, SEPs and SARSEPS, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply but other exceptions may apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

If the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. Except under a Roth IRA, if the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

With respect to TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under Section 403(b) of the Code may be made.

Except under a Roth IRA, annuity payments, periodic payments or annual distributions must generally commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. A penalty tax of up to 50% of the amount which should be distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount. The Company currently waives the Contingent Deferred Sales Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous surrenders were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP and SARSEPs), Qualified Plans, TSA Plans and Governmental Plans.

Other restrictions with respect to election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

SECTION 457 PLANS

When a distribution under a Contract held under a Section 457 Plan is made to the Annuitant, such amounts are taxed as ordinary income in the year in which received. The plan must not permit distributions prior to the Annuitant's separation from service (except in the case of unforeseen emergency).

Generally, annuity payments, periodic payments or annual distributions must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2 and meet other distribution requirements. Minimum distributions under a Section 457 Plan may be further deferred if the Annuitant remains employed with the sponsoring employer. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by distribution rules under the plan. If the Annuitant dies before distributions begin, the same special distribution rules generally apply in the case of Section 457 Plans as apply in the case of Qualified Plans, TSA Plans, IRAs, SEPs, SARSEPs and Governmental Plans. These rules are discussed above in the immediately preceding section of this prospectus. An exception to these rules provides that if the beneficiary is other than the Annuitant's spouse, distribution must be completed within 15 years of death, regardless of the beneficiary's life expectancy.

(B) SPECIAL RULES FOR ANNUITIES USED BY INDIVIDUALS OR WITH PLANS AND TRUSTS NOT QUALIFYING UNDER THE CODE FOR TAX BENEFITED TREATMENT

For a Contract held by an individual, any increase in the accumulated value of the Contract is not taxable until amounts are received, either in the form of annuity payments as contemplated by the Contract or in a full or partial lump sum settlement of the Company's obligations to the Contract Owner.

Under Section 72(u) of the Code, however, Contracts held by other than a natural person (i.e. those held by a corporation or certain trusts) generally will not be treated as an annuity contract for Federal income tax purposes. This means a Contract Owner who is not a natural person will have to include in income any increase during the taxable year in the accumulated value over the investment in the Contract.

Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations. Failure to do so means the variable annuity contracts described herein will cease to qualify as annuities for Federal income tax purposes. Regulations specifying the diversification requirements have been issued by the Department of the Treasury, and the Company believes it complies fully with these requirements.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control for the investments of a segregated asset account may cause the investor [i.e., the Contract Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

Any amount received in a surrender of all or part of the Contract Value (including an amount received as a systematic withdrawal) prior to annuitization will be included in gross income to the extent of any increases in the value of the Contract resulting from earnings or gains on the underlying mutual fund shares.

The Code also imposes a ten percent penalty tax on amounts received under a Contract, before or after annuitization, which are includible in gross income. The penalty tax will not apply to any amount received under the Contract (1) after the Contract Owner has attained age 59 1/2, (2) after the death of the Contract Owner, (3) after the Contract Owner has become totally and permanently disabled, (4) as one of a series of substantially equal periodic payments made for the life (or life expectancy) of the Contract Owner or the joint lives (or life expectancies) of the Contract Owner and a Beneficiary, (5) if the Contract is purchased under certain types of retirement plans or arrangements, (6) allocable to investments in the Contract before August 14, 1982, or (7) if the Contract is an immediate annuity contract.

In the calculation of any increase in value for contracts entered into after October 4, 1988, all annuity contracts issued by the Company or its affiliates to the same Contract Owner within a calendar year will be treated as one contract.

If a Contract Owner or Annuitant dies, the tax law requires certain distributions from the Contract. (See "Payment on Death Prior to Annuitization.") Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Contract Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

TAX WITHHOLDING

The Code and the laws of certain states require tax withholding on distributions made under annuity contracts, unless the recipient has made an election not to have any amount withheld. The Company provides recipients with an opportunity to instruct it as to whether taxes are to be withheld.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

                                  VOTING RIGHTS

The Company is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, the Company will give you, as Contract Owner, the right to instruct the Company how to vote the shares that are attributable to your Contract.

Prior to annuitization, the number of votes as to which you have a right of instruction is determined by applying your percentage interest in a sub- account to the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined by applying the percentage interest reflected by the reserve for your Contract to the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying the Contract decrease.

Contract Owners who are entitled to give voting instructions and the number of shares as to which they have a right of instruction will be determined as of the record date for the meeting. All Eligible Fund shares held in any sub- account of the Variable Account, or any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate accounts of the Company or any affiliate for which no timely instructions are received will be voted for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which voting instructions are received.

All Eligible Fund shares held by the general investment account (or any unregistered separate account for which voting privileges are not extended) of the Company or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and (ii) the shares that are voted in proportion to such voting instructions.

The SEC requires the Eligible Funds' Board of Trustees to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Boards of Trustees will have an obligation to determine what action should be taken, including the removal of the affected sub-account(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that the Company may be unable to remedy.

Each Contract Owner is a policyholder of the Company and is entitled to vote at the Company's Annual Meeting of Policyholders.

                            DISTRIBUTION OF CONTRACTS

New England Securities, the principal underwriter of the Contracts, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions of 3% of purchase payments will be paid by the Company to the New England Securities registered representative involved in the sale of a Contract if the Maturity Date selected at issue is ten or more years after issue of the Contract. Lower commissions will be paid if the Maturity Date selected at issue is less than ten years after issue. A maximum override of .75% of purchase payments made after the first Contract Year will be paid by the Company to the general agent involved in the transaction.

New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable annuity contracts. Commissions paid to such broker-dealers will not exceed 3% of purchase payments. Commissions will be paid through the registered broker-dealer, which may also be reimbursed for all or part of the expenses incurred by the broker-dealer in connection with the sale of the Contracts.

                                THE FIXED ACCOUNT

A Fixed Account option is included under Contracts issued in those states where it has been approved by the state insurance department. You may allocate net purchase payments and may transfer Contract Value in the Variable Account to the Fixed Account, which is part of the Company's general account. The Fixed Account offers diversification to a Variable Account contract, allowing the Contract Owner to protect principal and earn, at least, a guaranteed rate of interest.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the general account, the Fixed

Account nor any interests therein are generally subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION OF THE FIXED ACCOUNT

The Company's general account consists of all assets owned by the Company other than those in the Variable Account and the Company's other separate accounts. The Company has sole discretion over the investment of assets in the general account, including those in the Fixed Account. Contract Owners do not share in the actual investment experience of the assets in the Fixed Account. Instead, the Company guarantees that Contract Values in the Fixed Account will be credited with interest at an effective annual net rate of at least 4.5% or 3%, depending on the date when your Contract was issued. The Company is not obligated to credit interest at a rate higher than the minimum guaranteed rate applicable to your Contract, although in its sole discretion it may do so. The Company declares the current interest rate for the Fixed Account periodically. Contract Values in the Fixed Account will be credited with interest daily.

The Company has the right to modify its method of crediting interest. Under its current method, any net purchase payment or portion of Contract Value allocated to the Fixed Account will earn interest at the declared annual rate in effect on the date of the allocation. On each Contract Anniversary, the Company will determine a portion, from 0% to 100%, of your Contract Value in the Fixed Account which will earn interest at the Company's declared annual rate in effect on the Contract Anniversary. The effective interest rate credited at any time to your Contract Value in the Fixed Account will be a weighted average of all the Fixed Account rates for your Contract. (See "Contract Value and Fixed Account Transactions" below for a description of the interest rate which will be applied to Contract loan repayments allocated to the Fixed Account.)

CONTRACT VALUE AND FIXED ACCOUNT TRANSACTIONS

A Contract's total Contract Value will include its Contract Value in the Variable Account, its Contract Value in the Fixed Account and, for Contracts under which Contract loans are available, any of its Contract Value held in the Company's general account (but outside the Fixed Account) as a result of a Contract loan.

The annual $30 Administration Contract Charge will be deducted proportionately from the Contract Value in the Fixed Account and in the Variable Account. Unless you request otherwise, a partial surrender or Contract loan will reduce the Contract Value in the sub-accounts of the Variable Account and the Fixed Account proportionately. Except as described below, amounts in the Fixed Account are subject to the same rights and limitations as are amounts in the Variable Account with respect to transfers, surrenders, partial surrenders and Contract loans. The following special rules apply to transfers and Contract loan repayments involving the Fixed Account.

You may transfer amounts from the Fixed Account to the Variable Account once
----------------------------------------------------------------------------
each year within 30 days after the Contract anniversary. The amount of Contract
-------------------------------------------------------------------------------
Value which may be transferred from the Fixed Account is limited to the greater
-------------------------------------------------------------------------------
of 25% of the Contract Value in the Fixed Account and $1,000, except with the
-----------------------------------------------------------------------------
consent of the Company. Also, after the transfer is effected, Contract Value may
-----------------------
not be allocated among more than ten of the accounts, including the Fixed Account. The Company intends to restrict transfers of Contract Value into the Fixed Account in the following circumstances: (1) for the remainder of a Contract Year if an amount is transferred out of the Fixed Account in that same Contract Year; (2) if the interest rate which would be credited to the transferred amount would be equivalent to an annual effective rate of 3% or 4.5% (whichever is the minimum guaranteed Fixed Account interest rate for your Contract); or (3) if the total Contract Value in the Fixed Account equals or exceeds a maximum amount established by the Company.

If any portion of a Contract loan was attributable to Contract Value in the Fixed Account, then an equal portion of each loan repayment must be allocated to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then 50% of each loan repayment will be allocated to the Fixed Account.) See "Loan Provision for Certain Tax Benefited Retirement Plans." The rate of interest for each loan repayment applied to the Fixed Account will be the lesser of: (1) the effective interest rate for your Contract on the date the loan repayment is applied to the Fixed Account; and (2) the current Fixed Account interest rate set by the Company in advance for that date.

The Company reserves the right to delay transfers, surrenders, partial surrenders and Contract loans from the Fixed Account for up to six months.

                           YEAR 2000 COMPLIANCE ISSUES

Like all financial services providers, NELICO utilizes systems that may be affected by Year 2000 transition issues, and it relies on a number of third parties, including banks, custodians, and investment managers, that also may be affected. NELICO and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that their service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources being devoted, or the outcome of these efforts, will have any negative impact. If NELICO or its service providers, or the Eligible Funds are not successful in the Year 2000 transition, computer systems could fail or erroneous results or delays could occur when processing information after December 31, 1999. However, as of the date of this prospectus, it is not anticipated that you will experience negative effects on your investment, or on the Contract services provided, as a result of Year 2000 transition implementation. Currently NELICO has converted its systems to be Year 2000 compliant. NELICO is conducting systems testing and compliance verification which is expected to be complete in mid-1999. There can, however, be no assurance that the other service providers have anticipated every step necessary to avoid any adverse effect on the Variable Account attributable to Year 2000 transition.

                              FINANCIAL STATEMENTS

The financial statements of the Variable Account and the Company may be found in the Statement of Additional Information.

                       INVESTMENT PERFORMANCE INFORMATION

The Company may advertise performance by illustrating hypothetical average annual total returns for each sub-account of the Variable Account, based on the actual investment experience of the Eligible Funds since their inception and for the year-to-date, one, three, five, and ten year periods ending with the date of the illustration. Such performance information will be accompanied by SEC standard performance information for each sub-account, based on the actual investment experience of the sub-account since its inception and for the one, five, and ten year periods ending with the date of the information shown. See "Calculation of Performance Data" in the Statement of Additional Information and Appendix C of this prospectus.

The Company may also illustrate how the average annual total return for a five year period was determined by illustrating the average annual total return for each year in the five year period ending with the date of the illustration. Such illustrations are based on the same assumptions and reflect the same expenses and deductions described in the preceding paragraph. See "Calculation of Performance Data" in the Statement of Additional Information for an example of this type of illustration and Appendix C of this prospectus for more information about how average annual total returns are calculated.

The Company may illustrate what would have been the growth and value of a single $10,000 purchase payment for the Contract if it had been invested in each of the Eligible Funds on the first day of the first month after those Eligible Funds commenced operations. These illustrations show Contract Value and surrender value, calculated in the same manner as when they are used to arrive at average annual total return, as of the end of each year, ending with the date of the illustration. The surrender values reflect the deduction of any applicable Contingent Deferred Sales Charge, but do not reflect the deduction of any premium tax charge. These illustrations may also show annual percentage changes in Contract Value and surrender value, cumulative returns, and annual effective rates of return. The difference between the Contract Value or surrender value at the beginning and at the end of each year is divided by the beginning Contract Value or surrender value to arrive at the annual percentage change. The cumulative return is determined by taking the difference between the $10,000 investment and the ending Contract Value or surrender value and dividing it by $10,000. The annual effective rate of return is calculated in the same manner as average annual total return. See "Calculation of Performance Data" in the Statement of Additional Information for examples of these illustrations and more information about how they are calculated.

The Variable Account may update the performance history of one or more of its sub-accounts on a quarterly basis by illustrating the one, three, five, and ten year values (or since inception, if less) of a single $10,000 purchase payment invested at the beginning of such periods using the same method of calculation described in the preceding paragraph, but using the periods ending with the date of the quarterly illustration. Such illustrations will show the Contract Value at the end of the period and the cumulative return and annual effective rate of return for the period. The illustration may also include the cumulative return and annual effective rate of return of an appropriate securities index and the Consumer Price Index for the same period.

The Company may illustrate what would have been the change in value of a $100 monthly purchase payment plan if the monthly payments had been invested in each of the Eligible Funds on the first day of each month starting with the first day of the first month after those Eligible Funds commenced operations. These illustrations show cumulative payments, Contract Value and surrender value as of the end of each year, ending with the date of the illustration. Surrender values reflect the deduction of any applicable Contingent Deferred Sales Charge. The illustrations also show annual effective rates of return, which represent the compounded annual rates that the hypothetical purchase payments would have had to earn in order to produce the Contract Value and surrender value as of the date of the illustration. See "Calculation of Performance Data" in the Statement of Additional Information for examples of these illustrations and more information about how they are calculated.

The Variable Account may make available illustrations showing historical Contract Values and the annual effective rate of return, based upon hypothetical purchase payment amounts and frequencies, which can be selected by the client. The method of calculation described in the preceding paragraph will be used, but the illustration will reflect the effect of any premium tax charge applicable in the state where the illustration is delivered. The beginning date of the illustration can be selected by the client. Contract Values will be shown as of the end of each calendar year in the period and as of the end of the most recent calendar quarter.

Historical investment performance may also be illustrated by showing the percentage change in the Accumulation Unit Value and annual effective rate of return of a sub-account without reflecting the deduction of any Contingent Deferred Sales Charge, premium tax charge, or the annual $30 Administration Contract Charge, all of which have the effect of reducing historical performance. The percentage change in unit value and annual effective rate of return of each sub-account may be shown from inception of the Eligible Fund to the date of the report and for the year-to-date, one year, three year, five year, and ten year periods ending with the date of the report. The percentage change in unit value and annual effective rate of return also may be compared with the percentage change and annual effective rate for the Dow Jones Industrial Average and S&P 500 Stock Index, as well as other unmanaged indices of stock and bond performance and the Consumer Price Index, as described in the Statement of Additional Information in the Notes to the illustration of Annual Percentage Change in Contract Value and Annual Percentage Change in Surrender Value for a $10,000 Single Purchase Payment Contract. The percentage change is calculated by dividing the difference in unit or index values at the beginning and end of the period by the beginning unit or index value. See the Statement of Additional Information for a description of the method for calculating the annual effective rate of return in this illustration.

In addition, the Company may illustrate how variable annuity income payments under the Contract and commuted values of annuity income options change with investment performance over periods of time; such illustrations may be hypothetical (based on assumed uniform annual rates of return) or historical (based on historical annual returns of the sub- accounts). See "Hypothetical Illustrations of Annuity Income Payouts" and "Historical Illustrations of Annuity Income Payouts" in the Statement of Additional Information for a description of these illustrations.

From time to time the Company may advertise (in sales literature or advertising material) performance rankings of the sub-accounts of the Variable Account assigned by independent services, such as Variable Annuity Research and Data Services ("VARDS"). VARDS monitors and ranks the performance of variable annuity accounts on an industry-wide basis in each of the major categories of investment objectives. The performance analysis prepared by VARDS ranks accounts on the basis of total return calculated using Accumulation Unit Values. Thus, the effect of the Contingent Deferred Sales Charge and Administration Contract Charge assessed under the Contracts is not taken into consideration.

From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by the Company as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

                                   APPENDIX A

                                  CONSUMER TIPS

DOLLAR COST AVERAGING

Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. The price could be lower, however, if the fund chosen does not follow these historical trends.

Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

DIVERSIFICATION

Diversifying investment choices can enhance returns, by providing a wider opportunity for safe returns, and reduce risks, by spreading the chance of loss. Holding a single investment requires of that investment a safe return because a loss may risk the entire investment. By diversifying, on the other hand, an investor can more safely take a chance that some investments will under-perform and that others will over-perform. Thus an investor can potentially earn a better-than-average rate of return on a diversified portfolio than on a single safe investment. This is because, although portions of a diversified investment may be totally lost, other portions may perform at above-average rates that more than compensate for the loss.

MISCELLANEOUS

Toll-free telephone     -- A recording of daily unit values is available by
service:                   calling 1-800-333-2501.

                        -- Fund transfers and changes of future purchase
                           payment allocations can be made by calling 1-800-435-4117.

Written Communications: -- All communications and inquiries regarding address changes, premium payments, billing, fund transfers, surrenders, loans, maturities and any other processing matters relating to your Contract should be directed to:

                           New England Annuities
                           P.O. Box 642
                           Back Bay Annex
                           Boston, Mass 02116

                                   APPENDIX B

                                   PREMIUM TAX

Premium tax rates are subject to change. At present the Company pays premium taxes in the following jurisdictions at the rates shown.

                           CONTRACTS USED WITH TAX
JURISDICTION              QUALIFIED RETIREMENT PLANS   ALL OTHER CONTRACTS
------------              --------------------------   -------------------
California.............              0.50%                    2.35%
Kentucky...............              2.00%                    2.00%
Maine..................                --                     2.00%
Nevada.................                --                     3.50%
Puerto Rico............              1.00%                    1.00%
South Dakota...........                --                     1.25%
West Virginia..........              1.00%                    1.00%
Wyoming................                --                     1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect the Contracts.

                                   APPENDIX C

                           AVERAGE ANNUAL TOTAL RETURN

The tables below illustrate hypothetical average annual total returns for each sub-account for the periods shown, based on the actual investment experience of the sub-accounts, and the Eligible Funds during those periods. The tables do not represent what may happen in the future.

The Variable Account was not established until July, 1987. The Contracts were not available until September, 1988. The Capital Growth, Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series commenced operations on August 26, 1983. The Westpeak Growth and Income and Goldman Sachs Midcap Value (formerly the Loomis Sayles Avanti Growth Series) commenced operations on April 30, 1993. The VIP Equity-Income Portfolio commenced operations on October 9, 1986, and the VIP Overseas Portfolio commenced operations on January 28, 1987. The Westpeak Stock Index and Back Bay Advisors Managed Series commenced operations on May 1, 1987. The Loomis Sayles Small Cap Series commenced operations on May 2, 1994. The other Zenith Fund Series (Loomis Sayles Balanced, Morgan Stanley International Magnum Equity, Alger Equity Growth, Davis Venture Value, Salomon Brothers Strategic Bond Opportunities and Salomon Brothers U.S. Government) commenced operations on October 31, 1994.

Calculations of average annual total return are based on the assumption that a single investment of $1,000 was made at the beginning of each period shown. The figures do not reflect the effect of any premium tax charges, which apply in certain states, and which would reduce the results shown.

The average annual total return is related to surrender value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each sub-account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The number of Accumulation Units is reduced on each Contract anniversary to reflect deduction of the annual $30 Administration Contract Charge from the Contract Value. Each such $30 deduction reduces the number of units held under the Contract by an amount equal to $30 divided by the Accumulation Unit Value on the date of the deduction. The total number of units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value on December 31, 1998 to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Contingent Deferred Sales Charge and by the portion of the $30 Administration Contract Charge which would be deducted upon surrender on December 31, 1998 to arrive at the surrender value. The average annual total return is the annual compounded rate of return which would produce the surrender value on December 31, 1998. In other words, the average annual total return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the surrender value at the end of the period. The average annual total returns assume that no premium tax charge has been deducted.

Sub-account average total return, which is calculated in accordance with the SEC standardized formula, uses the inception date of the sub-account through which the Eligible Fund shown is available. Fund total return adjusted for Contract charges uses the inception date of the Eligible Fund shown, and therefore may reflect periods prior to the availablity of the corresponding sub-account under the Contract. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

                     SUB-ACCOUNT AVERAGE ANNUAL TOTAL RETURN

     For purchase payment allocated to the Loomis Sayles Small Cap Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -11.09%
Since Inception of the Sub-Account.................................    11.07%

     For purchase payment allocated to the Morgan Stanley International Magnum Equity Series:*

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -2.72%
Since Inception of the Sub-Account.................................    -.28%

     For purchase payment allocated to the VIP Overseas Portfolio:

                        PERIOD ENDING DECEMBER 31, 1998
                        -------------------------------
1 Year.............................................................   2.39%
5 Years............................................................   4.61%
Since Inception of the Sub-Account.................................   5.33%

     For purchase payment allocated to the Alger Equity Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   35.09%
Since Inception of the Sub-Account.................................   25.17%

     For purchase payment allocated to the Capital Growth Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   22.32%
5 Years............................................................   15.68%
10 Years...........................................................   14.89%
Since Inception of the Sub-Account.................................   14.27%

     For purchase payment allocated to the Goldman Sachs Midcap Value Series:**

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   -14.60%
5 Years............................................................     6.31%
Since Inception of the Sub-Account.................................     6.06%

     For purchase payment allocated to the Davis Venture Value Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................     3.95%
Since Inception of the Sub-Account.................................    20.62%

     For purchase payment allocated to the Westpeak Growth and Income Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................   13.31%
5 Years............................................................   16.48%
Since Inception of the Sub-Account.................................   16.03%

----------
* The Morgan Stanley International Magnum Equity Series' subadviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management Inc. became the subadviser.

** The Goldman Sachs Midcap Value Series' subadviser was Loomis, Sayles & Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management became the subadviser.

     For purchase payment allocated to the Westpeak Stock Index Series:***

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   16.57%
5 Years.............................................................   18.55%
Since Inception of the Sub-Account..................................   14.46%

     For purchase payment allocated to the VIP Equity-Income Portfolio:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................    1.35%
5 Years.............................................................   13.97%
Since Inception of the Sub-Account..................................   13.21%

     For purchase payment allocated to the Loomis Sayles Balanced Series:

                        PERIOD ENDING DECEMBER 31, 1998
                        -------------------------------
1 Year..............................................................   -1.00%
Since Inception of the Sub-Account..................................   10.73%

For purchase payment allocated to the Back Bay Advisors Managed Series:***

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................    8.84%
5 Years.............................................................   12.73%
10 Years............................................................   11.00%
Since Inception of the Sub-Account..................................   10.82%

     For purchase payment allocated to the Salomon Brothers Strategic Bond Opportunities Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -7.61%
Since Inception of the Sub-Account..................................    5.52%

     For purchase payment allocated to the Back Bay Advisors Bond Income Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -1.07%
5 Years.............................................................    3.08%
10 Years............................................................    6.20%
Since Inception of the Sub-Account..................................    6.00%

     For purchase payment allocated to the Salomon Brothers U.S. Government
Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year..............................................................   -2.41%
Since Inception of the Sub-Account..................................    3.06%

----------
*** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     For purchase payment allocated to the Back Bay Advisors Money Market
Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -4.59%
5 Years.............................................................    -.04%
10 Years............................................................    1.40%
Since Inception of the Sub-Account..................................    1.49%

                 FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES

     For purchase payment allocated to the Loomis Sayles Small Cap Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -11.09%
Since Inception of the Fund........................................    11.07%

     For purchase payment allocated to the Morgan Stanley International Magnum Equity Series:*

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -2.72%
Since Inception of the Fund........................................    -.28%

     For purchase payment allocated to the VIP Overseas Portfolio:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   2.39%
5 Years............................................................   4.61%
10 Years...........................................................   6.21%
Since Inception of the Fund........................................   4.46%

     For purchase payment allocated to the Alger Equity Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   35.08%
Since Inception of the Fund........................................   25.17%

     For purchase payment allocated to the Capital Growth Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   22.32%
5 Years............................................................   15.68%
10 Years...........................................................   14.89%
Since Inception of the Fund........................................   21.36%

----------
* The Morgan Stanley International Magnum Equity Series' subadviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Dean Witter Investment Management Inc. became the subadviser.

     For purchase payment allocated to the Goldman Sachs Midcap Value Series:**

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -14.60%
5 Years............................................................     6.31%
Since Inception of the Fund........................................     7.89%

     For purchase payment allocated to the Davis Venture Value Series:

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................    3.95%
Since Inception of the Fund........................................   20.62%

     For purchase payment allocated to the Westpeak Growth and Income Series:

                     PERIOD ENDING DECEMBER 31, 1998
                     -------------------------------
1 Year.............................................................   13.31%
5 Years............................................................   16.48%
Since Inception of the Fund........................................   16.88%

     For purchase payments allocated to the Westpeak Stock Index Series:***

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   16.57%
5 Years............................................................   18.55%
10 Years...........................................................   15.04%
Since Inception of the Fund........................................   12.14%

For purchase payment allocated to the VIP Equity-Income Portfolio:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................    1.35%
5 Years............................................................   13.97%
10 Years...........................................................   10.75%
Since Inception of the Fund........................................   11.87%

     For purchase payment allocated to the Loomis Sayles Balanced Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year.............................................................   -1.00%
Since Inception of the Fund........................................   10.73%

     For purchase payments allocated to the Back Bay Advisors Managed Series:***

                      PERIOD ENDING DECEMBER 31, 1998
                      -------------------------------
1 Year.............................................................    8.84%
5 Years............................................................   12.73%
10 Years...........................................................   11.00%
Since Inception of the Fund........................................    9.47%

----------
** The Goldman Sachs Midcap Value Series' subadviser was Loomis, Sayles & Company, L.P. until May 1, 1998, when Goldman Sachs Asset Management became the subadviser.

*** These sub-accounts are only available through Contracts purchased prior to May 1, 1995.

     For purchase payment allocated to the Salomon Brothers Strategic Bond Opportunities Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -7.61%
Since Inception of the Fund.........................................    5.52%

     For purchase payment allocated to the Back Bay Advisors Bond Income Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -1.07%
5 Years.............................................................    3.08%
10 Years............................................................    6.20%
Since Inception of the Fund.........................................    6.99%

For purchase payment allocated to the Salomon Brothers U.S. Government Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -2.41%
Since Inception of the Fund.........................................    3.06%

     For purchase payment allocated to the Back Bay Advisors Money Market
Series:

                    PERIOD ENDING DECEMBER 31, 1998
                    -------------------------------
1 Year..............................................................   -4.59%
5 Years.............................................................    -.04%
10 Years............................................................    1.40%
Since Inception of the Fund.........................................    2.62%

Information is available illustrating the impact of fund performance on annuity payouts. For examples, see "Historical Illustrations of Annuity Income Payments" and "Hypothetical Illustrations of Annuity Income Payments" in the Statement of Additional Information.

                                TABLE OF CONTENTS
                                       OF
                       STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                           -----
HISTORY.................................................................    II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT AND THE CONTRACTS.............    II-3
PERFORMANCE COMPARISONS.................................................    II-3
CALCULATION OF PERFORMANCE DATA.........................................    II-4
NET INVESTMENT FACTOR...................................................   II-20
ANNUITY PAYMENTS........................................................   II-20
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS....................   II-22
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS......................   II-25
EXPERTS.................................................................   II-28
LEGAL MATTERS...........................................................   II-28
APPENDIX A..............................................................   II-29
FINANCIAL STATEMENTS....................................................     F-1

If you would like to obtain a copy of the Statement of Additional Information, please complete the request form below and mail to:

New England Securities Corporation
399 Boylston Street
Boston, Massachusetts 02116

...........................................

Please send a copy of the Statement of Additional Information of The New England Variable Account to:

--------------------------------------------------------------------------------
                                      NAME

--------------------------------------------------------------------------------
                                     STREET

--------------------------------------------------------------------------------
                                 CITY STATE ZIP

PART C.   OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements

     The following financial statements of the Registrant are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):


     Report of Independent Registered Public Accounting Firm.

     Statement of Assets and Liabilities as of December 31, 2008.

     Statement of Operations for the year ended December 31, 2008.

     Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.


     Notes to Financial Statements.

     The following financial statements of the Depositor are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):


     Report of Independent Registered Public Accounting Firm.

     Consolidated Balance Sheets as of December 31, 2008 and 2007.

     Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

     Consolidated Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and 2006.

     Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006.


     Notes to Consolidated Financial Statements.

(b)  Exhibits

(1) (i) Resolutions of the Board of Directors of New England Mutual Life Insurance Company establishing a new separate account (approved July 15, 1987; and dated on August 31, 1987) for The New England Variable Account are incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (ii) Resolutions of the Depositor adopting a Plan and Agreement of Merger between Metropolitan Life Insurance Company and New England Mutual Life Insurance Company (approved May 28, 1996; and dated July 15, 1987) for The New England Variable Account are incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (iii) Resolutions of the Board of Directors of Metropolitan Life Insurance Company establishing Metropolitan Life Separate Account E on September 27, 1983 is incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E (File Nos.
     002-90380/811-04001) filed on February 27, 1996.
(2)  None

(3) (i) Distribution Agreement between New England Securities Corporation, Metropolitan Life Insurance Company and New England Variable Life Insurance Company is incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (ii) Form of Letter Supplement to the Distribution Agreement (to be filed by Amendment)

     (iii) Form of Selling Agreement with other broker-dealers is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

(4) (i) Form of New England Mutual Life Insurance Company Variable Annuity Contract is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

     (ii) Form of New England Mutual Life Insurance Company Contract Loan Endorsement is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on May 1, 1998.

     (iii) Forms of New England Mutual Life Insurance Company Endorsements, (Death of Owner, Individual Retirement Annuity, and Sample of Benefits for Disability of Annuitant) are incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on
     May 1, 1998.

     (iv) Forms of Metropolitan Life Insurance Company Endorsements (New Contract Loan, Spousal/Beneficiary Continuation) are incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/ 811-05338) filed on May 1, 1998.

     (v) Form of Metropolitan Life Insurance Company Endorsement to New England Mutual Life Insurance Company Variable Annuity Contract (See (4)(i) above) is incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (vi) Forms of Metropolitan Life Insurance Company Variable Annuity Contract and Application are incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (vii) Forms of Metropolitan Life Insurance Company Endorsements (Fixed Account, Contract Loans, Tax-Sheltered Annuity, Periodic Reports and Postponement of Surrender) are incorporated herein by reference to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on August 30, 1996.

     (viii) Forms of New England Mutual Life Insurance Company Endorsements (Contract Loans, Fixed Account, Tax-Sheltered Annuity and Rider Benefits of Disability of Annuitant and Modification of Variable Life Income Section and New York Endorsement) are incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on
     February 26, 1999.

     (ix) Form of Metropolitan Life Insurance Company Endorsement (Roth Individual Retirement Annuity) is incorporated herein by reference to Post-

                                      III-2

     Effective Amendment No. 3 to the Registration Statement for Form N-4 for The New England Variable Account(File Nos. 333-11131/811-05338) filed on February 26, 1999.

     (x) Forms of Endorsements (Fixed Account and Postponement of Fixed Account Values) are incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 26, 1999.

     (xi) Forms of Endorsements (TSA) for Metropolitan Life Insurance Company and New England Life Insurance Company are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 27, 2000.

     (xii) Form of Endorsement (VE-AMF-3 (05/01) Mortality and Expense Charge) is incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on February 27, 2001.

     (xiii) Forms of Endorsements: Tax Sheltered Annuity Endorsement NEL-398.2 (09/02); 401 Plan Endorsement NEL-401.2 (09/02); Simple Individual Retirement Annuity Endorsement (NEL-439.1) (09/02); and Roth Individual Retirement Annuity Endorsement NEL-446.2 (09/02) are incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/ 811-05338) filed on April 25, 2003.

     (xiv) Form of Endorsement: Individual Retirement Annuity Endorsement ML
     408.2 (9/02) is incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 29, 2004.

(5) (i) New England Mutual Life Insurance Company Application is incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on February 26, 1999.

     (ii) For Metropolitan Life Insurance Company Application see (4)(vi) above.

(6) (i) Amended and Restated Charter of Metropolitan Life Insurance Company, dated October 31, 2001 (effective November 27, 2001) is incorporated herein by reference to the initial Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-837161/811-04001) filed on March 5, 2002.

     (ii) Amended and Restated By-Laws of Metropolitan Life Insurance Company, effective July 3, 2007, are incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-52366/811-04001) filed on January 17, 2008.


(7)  None.

(8) (i) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Metropolitan Life Insurance Company effective July 2, 1991 is incorporated herein by reference to Post Effective Amendment No. 22 to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E (File Nos. 002-90380/811-04001) filed on April 30, 1997.

     (ii) Amendment No. 3 to Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation effective September 5, 2000. (to be filed by amendment)

     (iii) Fourth Amendment to Amended and Restated Participation Agreement (effective July 2, 1991) among Metropolitan Life Insurance Company, Variable Insurance Products Fund I and Fidelity Distributors Corporation effective May 1, 2004. (to be filed by amendment)

     (iv) Letter of Amendment and Assignment of Participation Agreements (dated July 1, 1991, as amended) between Variable Insurance Products Fund, Fidelity Distributors Corporation and Metropolitan Life Insurance Company and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and Metropolitan Life Insurance Company consented June 18, 2007. (to be filed by amendment)

     (v) Amendment No. 5 Dated April 28, 2008 to the Participation Agreements among Metropolitan Life Insurance company Variable Insurance Products Fund I and Variable Insurance Products Fund II (effective July 2, 1991, as amended), Variable Insurance Products Fund III (effective September 1, 2000, as amended), and Fidelity Variable Insurance Products V (effective May 16, 2007). (to be filed by amendment)

                                      III-3

     (viii) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., Met Investors Distribution Company and Metropolitan Life Insurance Company dated April 30, 2001, is incorporated herein by reference to the initial Registration Statement for Metropolitan Life Separate Account E on Form N-4 (File Nos. 333-837161/04001) filed on March 5, 2002.

     (ix) First Amendment to Participation Agreement (effective April 30, 2001) among Met Investors Series Trust, Met Investors Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective April 30, 2007; and Second Amendment to the Participation Agreement (effective April 30, 2001) among Met Investors Series Trust, MetLife Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective May 1, 2009 is incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for The New England Variable Account (File Nos. 333-11131/811-05338) filed on April 20, 2009.

     (x) Fund Participation Agreement among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company dated April 30, 2001, is incorporated herein by reference to Metropolitan Life Separate Account E's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Nos. 333-52366/811-04001) filed on August 3, 2001.

     (xi) Amendment No. 1 Dated May 1, 2006 to the Participation Agreement dated April 30, 2001 among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company; Amendment No. 2 Dated as April 28, 2008 to the Participation Agreement dated April 30, 2001, as Previously Amended among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company; and Amendment No. 3 dated as of November 10, 2008 to the Participation Agreement dated April 30, 2001, as Previously Amended among Metropolitan Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company. (to be filed by amendment).

     (xii) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated August 31, 2007 is incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on
     Form N-4 (File Nos. 333-11131/811-05338) filed on April 18, 2008.


(9)  Opinion and Consent of Counsel. (to be filed by amendment)


(10) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP). (to be filed by amendment)


(11) None

(12) None

(13) Powers of Attorney for Sylvia Mathews Burwell, Eduardo Castro-Wright, Burton A. Dole, Jr., Cheryl W. Grise, C. Robert Henrikson, R. Glenn Hubbard, John M. Keane, Alfred F. Kelly, Jr., James M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, William C. Steere, Jr., Lulu C. Wang, William J. Wheeler, James L. Lipscomb and Peter
     M. Carlson. (filed herewith)


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

        Name           Principal Occupation and            Positions and Offices
                            Business Address                   with Depositor

                                      III-4

        Name                             Principal Occupation and                             Positions and Offices
                                             Business Address                                     with Depositor

C. Robert Henrikson        MetLife, Inc and Metropolitan Life Insurance Company   Chairman of the Board, President and Chief
                           Chairman of the Board and Chief Executive Officer      Executive Officer
                           200 Park Avenue
                           New York, NY 10166

Sylvia Mathews Burwell     President, Global Development Program                  Director
                           The Bill and Melinda Gates Foundation
                           1551 Eastlake Avenue East
                           Seattle, WA 98102

Eduardo Castro-Wright      President and Chief Executive Officer                  Director
                           Wal-Mart Stores, USA
                           702 Southwest 8th Street
                           Bentonville, AK 72716

Burton A. Dole, Jr.        Retired Chairman, Dole/Neal LLC                        Director
                           Pauma Valley Country Club
                           15835 Pauma Valley Drive
                           Pauma Valley, CA 92061

Cheryl W. Grise            Retired Executive Vice President                       Director
                           Northeast Utilities
                           24 Stratford Road
                           West Hartford, CT 06117

R. Glenn Hubbard           Dean and Russell L. Carson Professor of Finance and    Director
                           Economics
                           Graduate School of Business
                           Columbia University
                           Uris Hall
                           3022 Broadway
                           New York, NY 10027-6902

John M. Keane              Co-Founder and Senior Managing Director                Director
                           Keane Advisors, LLC
                           2020 K St., N.W., Suite 300
                           Washington, DC 20006

Alfred F. Kelly, Jr.       President                                              Director
                           American Express Company
                           200 Vesey Street
                           New York, NY 10285


                                      III-5

        Name                         Principal Occupation and                        Positions and Offices
                                         Business Address                                with Depositor

James M. Kilts             Partner                                                Director
                           Centerview Partners Management, LLC
                           16 School Street
                           Rye, NY 10580

Catherine R. Kinney        Retired President and Co-Chief Operating Officer       Director
                           NYSE
                           1158 5th Avenue
                           New York, NY 10029

Hugh B. Price              Senior Fellow                                          Director
                           Brookings Institution
                           1775 Massachusetts Avenue, N.W.
                           Washington, DC 20036

David Satcher              Director of Satcher Health Leadership Institute and    Director
                           Center of Excellence on Health Disparities
                           Morehouse School of Medicine
                           720 Westview Drive, S.W.
                           Atlanta, GA 30310-1495

Kenton J. Sicchitano       Retired Global Managing Partner                        Director
                           PricewaterhouseCoopers, LLC
                           25 Phillips Pond Road
                           Natick, MA 01760

William C. Steere, Jr.     Retired Chairman of the Board and Chief                Director
                           Executive Officer
                           Pfizer, Inc.
                           235 East 42nd Street, 22nd Floor
                           New York, NY 10017



                                      III-6

        Name                         Principal Occupation and                        Positions and Offices
                                         Business Address                                with Depositor

Lulu C. Wang               Chief Executive Officer                                Director
                           Tupelo Capital Management LLC
                           767 3rd Avenue, 11th Floor
                           New York, NY 10017


Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company ("Metropolitan Life"). The principal business address of each officer of Metropolitan Life is 200 Park Avenue, New York, New York 10166.



Name                       Position with Metropolitan Life

C. Robert Henrikson        Chairman of the Board, President and Chief Executive
                           Officer

Jeffrey A. Welikson        Senior Vice President and Secretary

Ruth A. Fattori            Executive Vice President and Chief Administrative
                           Officer

Steven A. Kandarian        Executive Vice President and Chief Investment Officer

James L. Lipscomb          Executive Vice President and General Counsel

Maria R. Morris            Executive Vice President, Technology and Operations

William J. Mullaney        President, Institutional Business

Peter M. Carlson           Executive Vice President and Chief Accounting Officer

William J. Toppeta         President, International

Lisa Weber                 President, Individual Business

William J. Wheeler         Executive Vice President and Chief Financial Officer



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT.


     The Registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company. No person is controlled by the Registrant.


                                      III-7

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF MARCH 31, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of March 31, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99924% is owned by MetLife International Holdings, Inc. and 0.00076% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTHOLDERS



As of June 30, 2009, there were 8,441 owners of tax-qualified Contracts and 3,670 owners of non-qualified contracts.



ITEM 28.  INDEMNIFICATION


The Depositor's parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy insurance coverage with limits of $400 million under which the Depositor and New England Securities Corporation, the Registrant's principal underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by the director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) New England Securities Corporation also serves as principal underwriter for:

         New England Variable Annuity Fund I
         New England Life Retirement Investment Account
         New England Variable Life Separate Account
         New England Variable Annuity Separate Account

     (b) The directors and officers of the Registrant's principal underwriter, New England Securities Corporation, and their addresses are as follows:

                                      III-8


        Name                  Positions and Officers with
                                 Principal Underwriter
John J. Brett(3)              Director, Chairman of the Board and President
Craig W. Markham(4)           Director and Chief Operating Officer
William J. Toppeta(6)         Director
Timothy J. McLinden(6)        Vice President
Steven H. Ashton(7)           Vice President
Virgelan E. Aquino(3)         Vice President
Marc A. Cohn(6)               Vice President and Chief Compliance Officer-Investment Adviser
Richard J. Barquist(2)        Vice President
Robert Begun(3)               Vice President
Dennis J. Damaschke(5)        Vice President
Charles E. Fuller(3)          Vice President
Jeffrey P. Halperin(6)        Vice President
Donald R. Kaplan(11)          Chief Compliance Officer-Broker Dealer
Rebecca C. Kovatch(1)         Vice President
John G. Martinez(3)           Vice President and Financial and Operations
                              Principal
Brian Breneman(2)             Senior Vice President-Individual Distribution
Margaret C. Fechtmann(6)      Director
Michael J. Vietri(10)         Director and Executive Vice President-Individual Business
Kevin J. Paulson(8)           Vice President
Peter J. Renna(5)             Vice President
Kathleen J. Schoos(9)         Vice President
Jeffrey A. Wilk(3)            Vice President
Gwenn L. Carr(6)              Clerk and Secretary
Eric Steigerwalt(6)           Treasurer
Daniel D. Jordan(1)           Assistant Secretary, Assistant Clerk



Principal Business Address:


(1)  New England Life Insurance Company--501 Boylston Street, Boston, MA 02117
(2) MetLife--One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, NY. 11101
(3)  MetLife--485 E US Highway 1 South, 4th Floor, Iselin, NJ 08830
(4)  General American Life Insurance Company--13045 Tesson Ferry Rd.,
     St. Louis, MO, 63128
(5)  MetLife--300 Davidson Avenue, Somerset, NJ 08873


(6)  MetLife--1095 Avenue of the Americas, New York, NY 10036
(7)  MetLife--501 Route 22, Bridgewater, NJ 08807
(8)  MetLife--4700 Westown Parkway, Suite 200, West Des Moines, IA 50266
(9)  MetLife--700 Quaker Lane, Warwick, RI 02886
(10) MetLife--177 South Common Drive, Aurora, IL 60504
(11) MetLife--10 Park Avenue, Morristown, NJ 07962


(c)


         (1)             (2)             (3)            (4)             (5)
                   Net Underwriting  Compensation
 Name of Principal   Discounts and   Redemption or   Brokerage        Other
    Underwriter       Commissions    Annuitization   Commissions   Compensation


    New England
    Securities        $ 173,897           0              0              0
    Corporation



Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

                                      III-9

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

    (a)  Registrant


    (b) New England Life Insurance Company, 501 Boylston Street Boston, Massachusetts 02116

    (c) State Street Bank and Trust Company, 225 Franklin Street Boston, Massachusetts 02110

    (d) New England Securities Corporation, 501 Boylston Street Boston, Massachusetts 02116

    (e) Metropolitan Life Insurance Company, 1095 Avenues of the Americas, New York, NY 10036


ITEM 31.  MANAGEMENT SERVICES

    Not applicable

ITEM 32.  UNDERTAKINGS

Registrant hereby makes the following undertakings:

(1) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(2) To include either (a) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information or (b) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(3) To deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request;

(4) To offer Contracts to participants in the Texas Optional Retirement Program in reliance upon Rule 6c-7 of the Investment Company Act of 1940 and to comply with paragraphs (a)-(d) of that Rule; and

(5) To comply with and rely upon the Securities and Exchange Commission No-Action Letter to the American Council of Life Insurance, dated November 28, 1988, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940.

                                     III-10

                                REPRESENTATIONS

    Depositor hereby makes the following representation:

    Metropolitan Life Insurance Company represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Contracts.

                                     III-11

                                   SIGNATURES




       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York, on the 20th day of July 2009.





                               METROPOLITAN LIFE SEPARATE ACCOUNT E
                               (Registrant)

                               BY: METROPOLITAN LIFE INSURANCE COMPANY
                               (Depositor)



                               BY: /s/ Paul G. Cellupica
                                   --------------------------------------------
                                   Paul G. Cellupica
                                   Chief Counsel, Securities Regulation and
                                   Corporate Services


                               METROPOLITAN LIFE INSURANCE COMPANY
                               (Depositor)



                               BY: /s/ Paul G. Cellupica
                                   --------------------------------------------
                                   Paul G. Cellupica
                                   Chief Counsel, Securities Regulation and
                                   Corporate Services




                                     III-12

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 20, 2009.

      SIGNATURE                        Title
      ---------                        -----


                                    Chairman of the Board,
         *                   President and Chief Executive Officer
--------------------------

   C. ROBERT HENRIKSON

        *                             Executive Vice President and
---------------------------             Chief Financial Officer
   WILLIAM J. WHEELER


        *                             Executive Vice President and
--------------------------              Chief Accounting Officer
    PETER M. CARLSON


        *                             Executive Vice President and
--------------------------                 General Counsel
    JAMES L. LIPSCOMB


        *                             Director
--------------------------
  SYLVIA MATHEWS BURWELL


        *                             Director
--------------------------
   EDUARDO CASTRO-WRIGHT


        *                             Director
--------------------------
   BURTON A. DOLE, JR.


        *                             Director
--------------------------
    CHERYL W. GRISE



        *                             Director
--------------------------
    R. GLENN HUBBARD




        *                             Director
--------------------------
     JOHN M. KEANE




                                     III-13

       SIGNATURE                       Title

       ---------                       -----


        *                             Director
--------------------------
    ALFRED F. KELLY, JR.



        *                             Director
--------------------------
      JAMES M. KILTS



        *                             Director
--------------------------
   CATHERINE R. KINNEY



        *                             Director
--------------------------
   HUGH B. PRICE



        *                             Director
--------------------------
    DAVID SATCHER

        *                             Director
--------------------------
  KENTON J. SICCHITANO

        *                             Director
--------------------------
   WILLIAM C. STEERE, JR.


        *                             Director
--------------------------
   LULU C. WANG


 /s/  MICHELE H. ABATE
-----------------------------
 MICHELE H. ABATE
 Attorney-In-Fact

 July 20, 2009



* Metropolitan Life Insurance Company. Executed by Michele H. Abate, Esq., on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                     III-14

                                  EXHIBIT INDEX

(13)      Powers of Attorney